the
metals company



annual report | 2024



Gerard Barron
Chairman & CEO

2024 Annual Report

Dear Fellow Shareholders,

In 2024, we took major steps toward delivering a new, lower-impact source of critical minerals for building infrastructure, power generation, transmission, and batteries. Building on more than a decade of scientific and technical work, we advanced our offshore system, validated our onshore processing flowsheet, and deepened our engagement with regulators, policymakers and partners around the world.

It was also a year in which the disconnect between geopolitical urgency and multilateral process became impossible to ignore.

Despite working in good faith with the International Seabed Authority (ISA) for over a decade—and fulfilling all our regulatory obligations—progress toward a Mining Code remained elusive. As deadlines came and went, a vocal minority of states and NGOs continued to use the ISA as a platform to delay the responsible development of seafloor minerals. Meanwhile, the world's demand for these minerals has only intensified.

Amid that backdrop, our team stayed focused. In Japan, we successfully processed a 2,000-tonne sample of polymetallic nodules at PAMCO's commercial-scale facility, producing high-grade nickel-cobalt-copper alloy and manganese silicate products. This achievement proves that nodules can be processed using existing infrastructure with minimal modifications, validating our capital-light approach.

At the request of the ISA, we completed our latest offshore environmental research campaign in the NORI-D area, assessing how the ecosystem has recovered in the year since test mining. With over 22 campaigns completed to date, we now have the most comprehensive deep-sea environmental dataset in the world containing more than a petabyte of data – more than all other contractors combined. This wealth of data forms the basis of the Environmental and Social Impact Assessment which we expect to submit on June 27, 2025, and which supports the case for responsible nodule collection.

Our Board continues to develop in a manner that reflects the trajectory of the Company and we were pleased to welcome Steve Jurvetson and Brendan May in 2024, strengthening our commitment to innovation and responsible operations and providing exciting new opportunities to engage with the investment and sustainability communities alike.

Towards the end of last year, we became increasingly concerned that the ISA may not adopt the Exploitation Regulations in a timely manner. Then last month when Nauru, acting in good faith, sought clarity on the ISA application process and timeline, they were stonewalled, most notably by Chile, the world's largest copper producer. We have waited for the ISA's rules as they missed one deadline, then another, and most likely this July, another. Reflecting on years of ISA proceedings at its headquarters in Kingston, Jamaica, it became clear: private industry is not welcome at the ISA.

In response, we are now pursuing an alternative pathway under the existing U.S. seabed mining code and aim to submit applications in the second quarter of 2025. In the National Oceanic and Atmospheric Administration, the U.S. offers a stable and predictable regulatory regime and a regulator that is willing to engage and give us a fair hearing. We'll have more to say about this in the months ahead.

For now, I want to thank our employees, partners, sponsoring states, and investors for their continued belief in our mission. The world needs new sources of critical metals—and we are committed to delivering them with urgency and responsibility.

Sincerely,

Gerard Barron
Chairman & CEO

April 18, 2025

Company Highlights

Steve Jurvetson, a Renowned Silicon Valley Investor, Joins TMC's Board of Directors as Vice Chairman and Special Advisor to the CEO

On April 10, 2024, renowned Silicon Valley investor, Steve Jurvetson, joined our board of directors as Vice Chairman and special advisor to the CEO. Mr. Jurvetson is an investor focused on founder-led, mission-driven companies at the cutting edge of disruptive technology and new industry formation. His investments include pioneering technology companies like Tesla, Planet Labs, SpaceX and Commonwealth Fusion Systems, and represent over $800 billion in aggregate value creation.

The Metals Company Welcomes Prominent Sustainability Strategist Brendan May to its Board of Directors

On June 3, 2024, we announced the appointment of Brendan May to our Board of Directors. As a former Chief Executive of the Marine Stewardship Council (MSC) and European Chairman of the Rainforest Alliance, Mr. May has spent over two decades at the forefront of sustainability challenges in globally significant ecosystems. In 2010, he formed renowned global sustainability consultancy, Robertsbridge, whose counsel has been sought by leading companies and NGOs around the world.

TMC and SGS Produce World-First Cobalt and Nickel Sulfate from Deep-Seafloor Polymetallic Nodules

On June 12, 2024, we announced that we successfully produced the world's first cobalt sulfate derived exclusively from seafloor polymetallic nodules. The cobalt sulfate was generated during bench-scale testing of our hydrometallurgical flowsheet design with SGS Canada Inc. Based on samples of nickel-cobalt-copper matte first produced by us in 2021, SGS tested our efficient flowsheet to process high-grade nickel-copper-cobalt matte directly to high-purity cobalt sulfate without making cobalt metal, while producing fertilizer byproducts instead of solid waste or tailings. The milestone followed the news in May 2024 of our successful production of nickel sulfate, a key raw material input used in the production of energy-dense electric vehicle (EV) batteries.

World First: TMC and PAMCO Achieve Breakthrough in Commercial-Scale Processing of Polymetallic Nodules, Successfully Producing Calcine

In September 2024, we announced that we had successfully produced high temperature material (calcine) during the first phase of a commercial-scale campaign to process a 2,000-tonne sample of deep-seafloor polymetallic nodules at our partner PAMCO's Hachinohe Rotary Kiln Electric-Arc Furnace facility in Hachinohe, Japan. Approximately 500 tonnes of calcine were produced. On February 18, 2025, we announced that PAMCO had successfully smelted 450 tonnes of calcine into 35 tonnes of NiCuCo alloy and 320 tonnes of Mn silicate products.

TMC Announces June 27, 2025 Submission Date for Subsidiary NORI's ISA Application and Expanded Company Strategy

NORI set the date of June 27, 2025 for its expected submission of its ISA exploitation application. According to the ISA Council's decisions ISBA/28/C/24 and ISBA/28/C/25, if NORI submits an application for a plan of work for exploitation before the Rules, Regulations and Procedures (RRPs) have been adopted, the ISA Council at its next meeting, as a matter of priority, will consider the process for considering such an application. At the March 2025 meetings, Nauru's proposed agenda item seeking clarity on the application process was strongly opposed by Chile, and it is unlikely that there will be an agreed upon process until after an application is received. Subsequently, TMC announced that it will pursue exploration and commercial recovery permits under the existing U.S. seabed mining code, the Deep Seabed Hard Minerals Resources Act.



Research

Extensive Submission of Deep-Sea Environmental Data to the ISA

In May 2024, we announced that our subsidiary NORI had made a second submission of key environmental data from all prior environmental baseline campaigns conducted in the NORI-D exploration area up to January 2022 to DeepData, an open database of contractor data managed by the ISA. The submission of this massive batch of data includes an extensive set of geochemical and biological samples from throughout the water column.

NORI Environmental Synthesis Workshop 2024

The largest component of NORI's commercial nodule application is the Environmental Impact Statement. In January 2024, our environmental team met with key scientific partners and stakeholders to synthesize the wealth of environmental and physical oceanographic data collected over 12 years of offshore campaigns with preliminary results from our pilot system test.

Scientific Community Pushes Back on Claims of Dark Oxygen

In July 2024, Nature Geoscience published a paper claiming that seafloor nodules produce oxygen in the absence of sunlight. Since the paper's publication, five rebuttals have been submitted to Nature warning of serious flaws with the paper's methodology and claims, prompting calls for the paper to be retracted. Researchers at the Universities of Tokyo, Gothenburg and Aberdeen are among the experts that have submitted pre-print rebuttals to the article's author. TMC's rebuttal, published on September 19, 2024, notes selective reporting of data and omission of key evidence, including experiments that show oxygen levels increasing without nodules, directly contradicting the authors' claims.

End of Latest Offshore Research Campaign

At the end of 2023, TMC subsidiary NORI spent 28 research days on NORI-D assessing ecosystem function and recovery, one year after its pilot collection system test. Once analyzed by scientists, the samples gathered will further strengthen NORI's environmental impact assessment. At the start of 2024, the team returned for a further 34 days to map and image the NORI area.

Industry Updates

Launch of World-First ESG Handbook for Marine Minerals

In August 2024, we celebrated the publication of the first ESG handbook for the marine minerals industry. Having worked over the past 18 months with a diverse group of stakeholders, including contractors, finance and science institutions, NGOs and regulators, to prepare this ESG disclosure guidance, we see it as a valuable tool to embed consistent ESG thinking and transparency into the industry before commercial operations begin.

Japan Looks Ahead to Nodule Collection System Trials in its Territorial Waters

In June 2024, there was yet more momentum for this new industry as Japan announced that it would conduct nodule collection system trials in its sovereign waters as a means to provide a stable, secure and abundant supply of the resources it needs for energy and national security.

India Successfully Completes Pilot Nodule Collection Trials in its EEZ

In October 2024, India's National Institute of Ocean Technology announced the successful completion of nodule collection technology trials in the Andaman Sea within its Exclusive Economic Zone.

TMC Applauds U.S. Congressional Mandate for 2025 Defense Department Feasibility Study on Nodule Refining

In December 2024, we welcomed the signing of legislation calling for financial support from the Defense Department's Industrial Base Policy office to "assess the feasibility of improving domestic capabilities for refining polymetallic nodule-derived intermediates into high-purity nickel, cobalt sulfate, and copper." The legislation, signed into law by





President Biden on December 23, 2024, was led by the HASC and calls for the completion of a feasibility study by the end of 2025 for a nodule-derived intermediate refinery which would bring the U.S. closer to addressing the biggest vulnerability in its domestic battery supply chains – nickel refining – as identified in Executive Order 14017 from 2021. In addition, our U.S. subsidiary has an outstanding application seeking a $9 million grant under the Defense Production Act Title III program for feasibility work on a domestic refinery for nodule-derived intermediate products.

TMC Commends U.S. Congress on Bill to "Provide Financial, Diplomatic, or Other Forms of Support for Seafloor Nodule Collection, Processing and Refining" and Advancing International Regulations for Seafloor Resources

In March 2024, the Responsible Use of Seafloor Resources Act (RUSRA) was introduced in the U.S. House of Representatives calling for the U.S. to "support international governance of seafloor resource exploration and responsible polymetallic nodule collection by allied partners," and to "provide financial, diplomatic, or other forms of support for seafloor nodule collection, processing and refining."

Sponsoring States

NORI-D Cultural & Heritage Impact Assessment

Over two weeks in August 2024, NORI and independent consultants, SEARCH Inc. and B&K Consulting Group, engaged with stakeholders in Tonga and Nauru for the Cultural & Heritage Impact Assessment for the NORI-D Project. In both locations, we believe NORI gained valuable perspectives from a broad range of voices, including community leaders, fisherfolk, elders, various government departments, and local academic institutions. TMC has now completed its Cultural & Heritage Impact Assessment and the preliminary findings show that there is no historic use of this area and, by current international standards, the necessity for Free, Prior and Informed Consent does not apply.

Statement by President Adeang of Nauru to UN General Assembly

During a speech to the United Nations General Assembly, His Excellency President David Adeang of Nauru stated: "We, therefore, call on the international community not to ignore the science and progress we have made. Instead, we urge you and the International Seabed Authority

Council to work with us to establish and adopt robust regulations necessary for the conservation and sustainable use of marine resources. We have the science, we have the technology, and we have the imperative. Let us rise to the challenge and opportunity before us, employing our advancements for the good of all, and let the time for action be now."

Termination of Marawa Agreement

In November 2024, DeepGreen Engineering Pte. Ltd. (DeepGreen) delivered a formal termination notice to Marawa Research and Exploration Limited, ending the Services Agreement dated October 1, 2013, pursuant to DeepGreen's right to terminate for convenience under the Agreement. The termination became effective on January 14, 2025, and we no longer have any exploration or other rights to the area of the Clarion Clipperton Zone (CCZ) that was covered by the agreement. The termination is not expected to have a material adverse effect on our financial position or operations, with non-material ongoing costs and no termination penalties applicable under the agreement.

News & Reports

The Economist — China is itching to mine the ocean floor

We shared our thoughts with The Economist in July on the United States' growing interest in and prioritization of nodules to transform domestic supply chains. Such worries are a boon, however, to the Western businesses that are pushing for deep-sea mining. One of these is The Metals Company, a Canadian outfit that hopes to apply for a commercial-mining license from the ISA later this year. It gets a warm reception in Washington these days, says Gerard Barron, its founder. "People have latched on to the fact that China is going to potentially dominate this industry," he says. "It's a very motivating driver."

Federation of German Industries Calls for Germany to Engage on Responsible Collection of Nodules

A new report by the Federation of Germany Industries (BDI) noted that Germany cannot afford to be left behind on deep-sea mineral exploitation and should engage in regulations to allow responsible operations. Citing the increased prioritization of deep-sea minerals by other major economies and industrialized nations, the report stated that "Germany cannot escape this trend" and that "it's not a question of whether, but how" deep-sea mineral extraction will take place. The 'Voice of German Industry,' the BDI represents 39 industrial sector associations, including the German Association of the Automotive Industry.

The Breakthrough Institute — Sparing the Land by Collecting Minerals at Sea

In a refreshing take on this new industry by the influential research team at The Breakthrough Institute, oceanographer and Co-Director of Climate and Energy, Seaver Wang, argues for open-mindedness towards seafloor nodule collection and that opposition claims around environmental impacts are often grossly exaggerated and seek to ban a promising technology that could offer a more responsible way to source metals for the energy transition.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-39281

TMC THE METALS COMPANY INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	**Not Applicable**
(State or other jurisdiction	*(I.R.S. Employer Identification No.)*
of incorporation or organization)	
1111 West Hastings Street, 15th Floor	
Vancouver, British Columbia	**V6E 2J3**
(Address of principal executive offices)	*(Zip Code)*

(888) 458-3420
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, without par value	TMC	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Common Share, each at an exercise price of $11.50 per share	TMCWW	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting and non-voting common stock held by non-affiliates of the registrant (without admitting that any person whose shares are not included in such calculation is an affiliate) computed by reference to the price at which the common shares were last sold as of the last business day of the registrant's most recently completed second fiscal quarter was $246,317,128.

As of March 20, 2025, the registrant had 347,910,742 common shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement in connection with the registrant's annual meeting of shareholders, scheduled to be held on May 29, 2025, are incorporated by reference in Part III of this report. Except as expressly incorporated by reference, such proxy statement shall not be deemed to be part of this report.

TABLE OF CONTENTS

In this Annual Report on form 10-K ("Annual Report"), the terms "we," "us," "our," "Company" and "TMC" mean TMC the metals company Inc. and our subsidiaries ("TMC"). Our common shares and warrants to purchase common shares are traded on the Nasdaq Global Select Market ("Nasdaq") under the symbols "TMC" and "TMCWW," respectively.

As used in this Annual Report, "Mtpa" refers to millions of tonnes per year, "dmtu" refers to dry metric tonne unit, "TWh" refers to trillion-watt hours, "CO_2e" refers to metric tonnes of carbon dioxide emissions equivalents and "w/w" refers to weight for weight.

Unless otherwise indicated or required by the context, as used in this Annual Report, "critical metals" refers to the four metals contained in polymetallic nodules, nickel, copper, cobalt and manganese.

Market and Industry Data

Market and other statistical data included in this Annual Report were obtained from industry publications, market research and publicly available information as well as publications and research conducted by or on behalf of TMC. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, market research and publicly available information, while believed to be reliable, have not been independently verified, and we do not make any representation as to the accuracy of such information.

Trademarks, Service marks and Trade Names

All service marks, trademarks and trade names appearing in this Annual Report are the property of their respective owners. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, trademarks and tradenames referred to in this Annual Report may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and tradenames.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that relate to future events, our future operations or financial performance, or our plans, strategies and prospects. These statements are based on the beliefs and assumptions of our management team. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or performance, are forward-looking statements. These statements may be preceded by, followed by or include the words "believes", "estimates", "expects", "projects", "forecasts", "may", "will", "should", "seeks", "plans", "scheduled", "anticipates" or "intends", the negative of these terms, or other comparable terminology intended to identify statements about the future, although not all forward-looking statements contain these identifying words. The forward-looking statements are based on projections prepared by, and are the responsibility of, our management. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

- the commercial and technical feasibility of seafloor polymetallic nodule collection and processing;

- our and our partners' development and operational plans, including with respect to the planned uses of polymetallic nodules, where and how nodules will be obtained and processed, the expected environmental, social and governance ("ESG") impacts thereof and our plans to assess these impacts and the timing and scope of these plans, including the timing and expectations with respect to our receipt of exploitation contracts and our commercialization plans;

- the supply and demand for nickel and cobalt (including critical metals and battery cathode feedstocks), steel-making feedstocks, copper cathode and manganese ores;

- the future prices of nickel and cobalt (including critical metals and battery cathode feedstocks), steel-making feedstocks, copper cathode and manganese ores;

- the timing and content of the final exploitation regulations of the International Seabed Authority's ("ISA") that will create the legal and technical framework for exploitation of polymetallic nodules in the Clarion Clipperton Zone of the Pacific Ocean ("CCZ") under the United Nations Convention on the Law of the Sea ("UNCLOS");

- government regulation of mineral extraction from the deep seafloor and changes in mining laws and regulations;

- technical, operational, environmental, social and governance risks of developing and deploying equipment to collect and ship polymetallic nodules at sea, and to process such nodules on land;

- the sources and timing of potential revenue as well as the timing and amount of estimated future production, costs of production, other expenses, capital expenditures and requirements for additional capital;

- cash flow provided by operating activities;

- the expected activities of our partners under our key strategic relationships;

- the sufficiency of our cash on hand to meet our working capital and capital expenditure requirements, the need for additional financing and our ability to continue as a going concern;

- our ability to raise financing in the future, the nature of any such financing and our plans with respect thereto;

- any litigation to which we are a party;

- claims and limitations on insurance coverage;

- our plans to mitigate our material weakness in our internal control over financial reporting;

- geological, metallurgical and geotechnical studies and opinions;

- mineral resource estimates, and our ability to define and declare reserve estimates;

- our status as an emerging growth company, non-reporting Canadian issuer and passive foreign investment company ("PFIC"); and

- our expected financial performance.

These forward-looking statements are based on information available as of the date of this Annual Report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Important factors could cause actual results, performance or achievements to differ materially from those indicated or implied by forward-looking statements such as those described under the caption "Risk Factors" in Item 1A of Part I of this Annual Report and in other filings that we make with the Securities and Exchange Commission ("SEC"). The risks described under the heading "Risk Factors" are not exhaustive. New risk factors emerge from time to time, and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. We undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 1. BUSINESS

Overview

We are a deep-sea minerals exploration company focused on the collection, processing and refining of polymetallic nodules found on the seafloor in international waters of the Clarion Clipperton Zone ("CCZ"), approximately 1,500 miles (or 2,400 kilometers) south-west of San Diego, California. The CCZ is a geological submarine fracture zone of abyssal plains and other formations in the Eastern Pacific Ocean, with a length of around 7,240 kilometers (4,500 miles) that spans approximately 4,500,000 square kilometers (1,737,000 square miles). Polymetallic nodules are discrete rocks that sit unattached to the seafloor, occur in significant quantities in the CCZ and have high concentrations of nickel, copper, cobalt and manganese in a single rock.

We believe these four metals contained in the polymetallic nodules are critical for energy infrastructure and industrial manufacturing. Our resource definition work to date shows that nodules in our contract areas represent the world's largest estimated undeveloped resource of these critical metals. If we are able to collect polymetallic nodules from the seafloor on a commercial scale, we plan to use such nodules to produce three types of metal products: (i) feedstock for battery cathode precursors (nickel and cobalt sulfates, or intermediary nickel-copper-cobalt matte, or nickel-copper-cobalt alloy) for electric vehicles ("EV") and energy storage markets, (ii) copper cathode for EV wiring, energy transmission and other applications, and (iii) manganese silicate for manganese alloy production required for steel production. Our mission is to build a carefully managed, shared stock of metal (a "metal commons") that can be used, recovered and reused for generations to come. Significant quantities of newly mined metal are required because existing metal stocks are insufficient to meet rising demand.

Exploration and exploitation of seabed minerals in international waters is regulated by the International Seabed Authority ("ISA"), an intergovernmental organization established pursuant to the 1994 Agreement Relating to the Implementation of UNCLOS. The ISA grants contracts to sovereign states or to private contractors who are sponsored by a sovereign state. The ISA requires that a contractor obtain and maintain sponsorship by a host nation that is a member of the ISA and signatory to UNCLOS, and such nation must maintain effective supervision and regulatory control over such sponsored contractor. The ISA has issued a total of 19 polymetallic nodule exploration contracts covering approximately 1.28 million square kilometers, or 0.4% of the global seafloor, 17 of which are in the CCZ. We hold exclusive exploration and commercial rights to two of the 17 polymetallic nodule contract areas in the CCZ through our subsidiaries Nauru Ocean Resources Inc. ("NORI") and Tonga Offshore Mining Limited ("TOML"), sponsored by the Republic of Nauru ("Nauru") and the Kingdom of Tonga ("Tonga"), respectively. We are also in the initial stages of considering the possibility of a U.S.-based regulatory pathway with the U.S. National Oceanic and Atmospheric Administration ("NOAA") and the U.S. Department of Commerce under the U.S. Deep Seabed Hard Mineral Resources Act ("DSHMRA") for the commercial production of deep-sea polymetallic nodules in the CCZ.

We are still in the exploration phase and have not yet obtained any exploitation contracts from the ISA to commence commercial-scale polymetallic nodule collection in the CCZ. Additionally, we do not have the applicable environmental and/or other permits required to build and operate commercial-scale polymetallic nodule processing and refining plants on land.

Polymetallic Nodules

Deep-sea polymetallic nodules form on and just below the sediment-covered seafloor of the abyssal plains. These nodules contain significant amounts of metals, and their unique characteristic compared to terrestrial deposits is the presence of the four critical metals, nickel, copper, cobalt and manganese, in one deposit.

Polymetallic nodules in the CCZ possess the following characteristics:

Characteristic	What it means
Far removed from human communities	No need for social displacement
No vegetation or other obstructions covering access to nodules	No need to remove overburden, no rock cutting or blasting
Unbound to the seafloor, 96% of nodule mass in the top 5 cm of seafloor	No need for destructive rock cutting and excavation
High grades of four critical metals in a single ore	Less mass to process compared to land ores
Low head-grade variability	Potentially easy to process
2-10 cm diameter	Potentially easy to handle
Microporous	Potentially easy to smelt
Very low concentrations of certain hazardous elements like arsenic, antimony and mercury	Potential to productize almost 100% of nodule mass and design a metallurgical flowsheet that generates no tailings and leaves almost no solid waste streams behind

The above characteristics of polymetallic nodules may provide an opportunity to compress lifecycle environmental and social impacts of producing the critical metals contained in nodules as compared to land ores. In order to extract nickel, copper, cobalt and manganese from land ores, at least three different types of ores would need to be excavated. Mine development often involves social displacement and impacts on Indigenous people as well as deforestation, destruction of carbon sinks and biodiversity loss. In addition, several times more mass would need to be processed, often requiring significant amounts of local water resources; mining and processing tailings which can be toxic and need to be managed indefinitely in tailings dams, using dry-stacking or a practice known as deep-sea tailings placement (DSTP). Furthermore, metal production from land ores can release several toxic streams into the surrounding environment which can negatively impact the health of local communities and ecosystems. We believe using nodules to produce the critical metals contained therein can help reduce several of these impacts associated with mining land ores. If our nodules are to be processed and refined in the United States ("U.S."), we can also compress the current supply chain that some materials need to travel before reaching the U.S. from 50,000 miles down to 1,500 miles, while reducing dependency on China which dominates refining for critical metals such as nickel, cobalt and manganese.

Market Opportunity

Three of the four minerals contained in polymetallic nodules (nickel, copper and cobalt) are classified as critical in the world's leading economies, meaning they are both essential to the country's welfare and face considerable supply chain vulnerabilities. We also believe that manganese is critical for energy infrastructure and industrial manufacturing. Mining and, to a greater extent, processing of these metals are concentrated in or controlled by China. China is the largest producer of refined manganese, cobalt, and copper; while China is the second largest producer of refined nickel, it has substantial control of nickel processing in Indonesia, today's leading global nickel supplier. An array of policies and agreements have been initiated in 2025 by the U.S. Government to combat critical mineral concentration including an executive order establishing a national energy emergency inclusive of mineral development and processing, plans to expedite mining and processing permitting, a variety of critical mineral agreements abroad, plans to locate metal refining on military bases, and an increase on tariffs for imported Chinese goods.

Given the wide range of environmental and social impacts associated with conventional land-based mining, we believe it is important to ensure that these large amounts of critical metals contained in nodules are sourced with the lowest environmental, social, and economic impacts possible. As the global supply of high-grade ore remains limited and metal demand increases, we can expect a larger environmental and social footprint, potential supply shortages and volatility in metal prices should land ores remain the only viable source of the critical metals contained in nodules.

Industries which represent end-use segments that require the critical metals contained in nodules are of particular interest to us and represent potential market opportunities. Nodules contain metals that can be employed for: (i) infrastructure (nickel, cobalt and manganese alloys for steel, jet engines and turbines), copper cables and wiring for power generation and transmission, and electronics), (ii) energy storage (battery cathode precursors in the form of nickel, manganese and cobalt sulfates, or intermediary nickel-copper-cobalt matte, or nickel-copper-cobalt alloy) and copper cathode for wiring) and (iii) chemicals (cobalt and manganese catalysts for fuel refining, manganese sulfate for fertilizer). We believe the transition to more diversified supply chains for the critical metals contained in nodules, continued urbanization of developing economies and continued growth of energy systems and EVs will test the limits of the current supply of certain metals. See the section entitled *"Our Competitive Advantages".* Manganese is used in nearly every steel manufactured process - there were 1.9 billion tonnes of steel manufactured in 2024. Both manganese and nickel are used in the manufacturing of stainless steel and high-performance specialty steels essential for maritime, aerospace and chemical uses. Steel demand is projected to rise 30% by 2050. Besides China, most regions particularly India, Africa and South-East Asia, will see an increase in demand. While end-uses driven by the energy transition represent a small fraction of the total use of the four metals contained in polymetallic nodules today, we believe that the relative use of these four metals by EVs and other energy transition systems is set to increase significantly over the next decades.

Metal	*Top end use segments*
Nickel	Stainless steel (64%), batteries (16%), aerospace & superalloys (8%), electroplating (6%), other (6%)
Copper	Construction (27%), utilities (17%), machinery (15%), consumer goods (12%), transport (11%), air conditioning and refrigeration (8%), other (10%).
Cobalt	EV batteries (45%), portable device batteries (26%), superalloys (9%), hard metals (4%), catalysts (3%), pigments & ceramics (3%), other (10%)
Manganese	Stainless steel (96%), batteries (3%), agricultural products (1%)

The below charts published by the International Energy Agency show increasing global demand by end-use application for nickel, copper, cobalt and manganese, under the scenario that net zero emissions is achieved by 2050. The International Energy Agency provides global demand projections for 37 critical minerals needed for clean energy transitions across various target and technology scenarios. A 2024 study by the International Energy Agency shows that the production of energy transition minerals could increase by 300% by 2040 to meet the growing demand for low-carbon energy technologies required to keep global warming at 1.5°C with deficits in mined supply emerging for nickel, copper and cobalt before 2030.

Total demand outlook and mining requirements for Announced Pledges Scenario (APS) and Net Zero Emissions (NZE) by 2050:



Nickel:

NZE
kt Ni
8 000
6 000
4 000
2 000
100%
75%
50%
25%
2030 2040 2050
Other
Alloys
Other clean energy technology
Wind
Geothermal
EV batteries
Share of clean energy technologies (right axis)

Demand outlook
kt
8 000
4 000
APS
NZE
2023
2010
2050
Electric vehicles
Other clean technology
Other demand
Mining requirements
kt
8 000
4 000
NZE
APS
2025
2030
2035
2040
Expected mine supply from announced projects
Primary supply requirements (mined)

Copper:

NZE
Mt Cu
40
30
20
10
100%
75%
50%
25%
2030 2040 2050
Other
Construction
Other clean energy technology
Wind
Solar PV
EVs
Electricity networks
Share of clean energy technologies (right axis)

Demand outlook
Mt
50
25
APS
NZE
2023
2010
2050
Grids
Other clean technology
Construction
Other demand
Mining requirements
Mt
50
25
NZE
APS
2025
2030
2035
2040
Expected mine supply from announced projects
Primary supply requirements (mined)

Cobalt:

NZE
kt Co
600
450
300
150
100%
75%
50%
25%
2030 2040 2050
Other uses
Alloys
Other batteries
Battery storage
EV batteries
Share of clean energy technologies (right axis)

Demand outlook
kt
600
300
APS
NZE
2023
2010
2050
Electric vehicles
Other clean technology
Other demand
Mining requirements
kt
600
300
NZE
APS
2025
2030
2035
2040
Expected mine supply from announced projects
Primary supply requirements (mined)

Source: IEA Critical Minerals Outlook 2024 - IEA analysis based on 2024 U.S. Geological Survey commodity summary

Critical Metals and Global EV Market

Battery chemistries that require metals contained in CCZ polymetallic nodules, nickel, cobalt and manganese, deliver high energy densities and are typically deployed in vehicles requiring long range (e.g., luxury and upmarket passenger cars) and power (trucks). In 2024, these battery chemistries accounted for 44% of overall battery manufacturing, which represented only a small portion of the overall use of nickel (~15% of nickel demand) and manganese (<1% of manganese demand). In addition, while 2024 saw an uptick in iron-based cathodes (LFP) used in entry-level EVs, production and use of LFP for EVs are concentrated in China. With continued production by Korean, Japanese and European lithium-ion battery producers, nickel-based cathodes are forecasted to retain approximately 50% of overall market share in addition to capturing 85% of cell production capacity outside of China by 2030, with production increasingly pivoting towards high-nickel content longer term. We believe softer-than-expected demand and supply-side expansions have negatively impacted nickel prices, with current prices at their lowest level since 2020, battery nickel demand grew 27% year-on-year in 2024.



Source: Benchmark Mineral Intelligence Cobalt Market Report for Cobalt Institute at Cobalt Congress, New York City. 2024

In addition, we believe an oversupply of nickel largely produced in Indonesia, slowed production of EVs and resulting inventory of EV batteries/cathodes drove down prices of nickel and cobalt in 2024. According to several analysts, these surpluses, however, could be temporary and we believe potential shortages in nickel and cobalt supply could return in the 2027/2028 timeframe, subject to developments in Indonesia and responses by the U.S. and the European Union where regulators could impose measures to differentiate between sources of metal based on the environmental and social impacts of these sources



Source: Benchmark Mineral Forecast presented at Benchmark Week 2023 on November 15 in Los Angeles

9



Global electric car stock trends, 2010-2023

Notes: BEV = battery electric vehicle; PHEV = plug-in hybrid vehicle. Includes passenger cars only.
Sources: IEA analysis based on country submissions and data from ACEA, EAFO, EV Volumes and Marklines.

IEA. CC BY 4.0.

---

[1] Throughout this report, unless otherwise specified, "electric cars" refers to both battery electric and plug-in hybrid cars, and "electric vehicles" (EVs) refers to battery electric (BEV) and plug-in hybrid (PHEV) vehicles, excluding fuel cell electric vehicles (FCEV). Unless otherwise specified, EVs include all modes of road transport.

Based on 2023 data, the U.S. is the second largest consumer of battery nickel based on EV end-use.



Top Countries by Nickel Deployed – 2023
Total tonnes contained in the batteries of newly sold EVs

Source: Adamas Intelligence EV Battery Capacity and Battery Metals Tracker

While the Trump Administration has rescinded EV mandates and suspended EV-related incentives under the Inflation Reduction Act of 2022 (the “IRA”), 92% of the $110 billion in EV value chain investments has been deployed in Republican states and the continuation of technical and supply chain leadership for batteries is recognized as central to broader energy independence.


Electric vehicle investments announced since the passage of the Inflation Reduction Act
$ billion
Raw materials 1.3
Battery recycling 3.5
Multiple categories 4.4
Battery component production 9.8
EV manufacturing 11.7
Battery manufacturing 72.4
Source: BloombergNEF. Note: Chart shows data through November 3, 2023. *Multiple cate

Increased Interest in Nodules from the United States

The U.S. Congress made several signals supporting the collection and processing of polymetallic nodules in 2024. In March 2024, members of the House of Representatives introduced H.R. 7636, the *Responsible Use of Seafloor Resources Act of 2024* which calls for political and financial support for domestic nodule collection and processing capacity, now with seven bill sponsors. The legislation was endorsed by the National Ocean Industries Association, the Breakthrough Institute, the Critical Ocean Minerals Research Center and industry players. In December 2024, the U.S. Congress passed the 2025 National Defense Authorization Act (NDAA) which directs the Secretary of Defense, in coordination with the Assistant Secretary of Defense for Industrial Base Policy, to complete a “Feasibility study of domestic refining of deep-sea critical mineral intermediates” within calendar year 2025. Our U.S. subsidiary’s application to the Defense Production Act Title III program for support with a site-specific feasibility study for its planned nodule-intermediate refinery remains active with the Department of Defense. The report from the Assistant Secretary of Defense for Industrial Base Policy to the House Armed Services Committee (the “HASC”) prescribed in the fiscal year 2024 NDAA “Critical and Strategic Minerals and Materials Sourcing from Seafloor Resources” has yet to be made publicly available.

Environmental Opportunity

All nickel, copper, cobalt and manganese today are produced from land ores or recycled metal stock. Existing metal stocks available for recycling are insufficient to meet current demand. Even with high end-of-life product recycling rates, most of the new demand over the coming decades will have to be met by new mining. We believe the land-based mining sector is fundamentally challenged: ore grades are falling, production is moving to some of the more biodiverse and conflict-prone regions in the world, accessing ore bodies often requires a complete removal of ecosystems situated on and above such orebodies, and removing, breaking or tunneling through significant tonnage of waste rock. Toxic levels of heavy elements often found in land orebodies typically need to be removed, stored, and maintained indefinitely; a real challenge on seismically active and wet tropical islands in countries like Indonesia that accounts for most of the growth in nickel supply.

As a result of a vigorous campaign by several non-governmental organizations, some participants in the EV supply chain have called for a general moratorium on all forms of deep seabed mining until there is more knowledge about marine impacts of nodule collection operations. While our Environmental and Social Impact Assessment (“ESIA”) and Cultural Heritage Impact Assessment (“CHIA”) for offshore nodule collection segment of the NORI Area D project is still ongoing, based on already completed research into lifecycle impacts of critical metal production specifically from deep-sea polymetallic nodules, we identified how nodules can potentially provide an opportunity to significantly compress most lifecycle ESG impacts associated with conventional metal production from land ores.



NORI-D offshore EIA vs.
NORI-D Project LCA coverage.
Covered by NORI-D Project LCA & other published research – COMPLETED
Covered by NORI-D offshore EIA – ONGOING
ENDPOINT AREA OF PROTECTION
Damage to terrestrial ecosystems
Damage to marine ecosystems
Damage to resource availability
Damage to human health
Damage to social wealth and cultural heritage
DAMAGE PATHWAY
Damage to freshwater species
Damage to terrestrial species
Damage to marine species
Increased extraction costs
Resource depletion
Increase in respiratory disease
Increase in various types of cancer
Increase in other diseases/causes
Increase in malnutrition
Food insecurity
Loss of livelihoods
Loss of traditional way of life
IMPACT CATEGORY
Global warming potential
Carbon sinks at risk
Biomass at risk
Biodiversity at risk
Marine ecotoxicity
Ionizing radiation
Stratos. ozone depletion
Human toxicity
Particle matter
Trop. ozone formation
Water use
Freshwater ecotoxicity
Freshwater eutrophication
Terrestrial ecotoxicity
Terrestrial acidification
Land/seafloor use/transformation
Waste generation
Marine resources
Fossil and energy resources
Food availability
Land use conflicts
Human displacement

To quantify environmental footprints of metal production from nodules as compared to conventional land ores, we commissioned several lifecycle assessments (“LCAs”) looking at the cradle-to-gate impacts of producing nickel, copper, cobalt and manganese products from polymetallic nodules and how it compares to land-based routes. An LCA white paper examining a comprehensive set of impacts was commissioned by us and co-authored by certain of our executive officers in 2018 and reviewed by subject matter specialists and published on our website in April 2020; an LCA research paper focusing on climate change impacts was peer-reviewed and published in the Elsevier Journal of Cleaner Production in December 2020; an LCA research paper focusing on solid waste streams was peer-reviewed and published in the Yale Journal of Industrial Ecology in January 2022 and an independent LCA compliant with the International Organization for Standardization Standard 14040 on our NORI Area D project was conducted by Benchmark Minerals Intelligence (“Benchmark”) and released in March 2023. Based on these LCA assessments that we commissioned, we believe that we are positioned to become one of the lowest ESG footprint metal companies in the industry. The March 2023 LCA by Benchmark shows that the NORI Area D project model performed better in each impact category analyzed than all the land-based processing routes chosen for comparison, except for the global warming potential (“GWP”) and water consumption of producing cobalt sulfate, in which one land-based route performed better. While most of these reductions are attributable to the unique characteristics of the polymetallic nodule resource as described above, the elimination of solid processing waste streams onshore is due to our investment in a near-zero-waste flowsheet design and part of the low carbon emissions are due to our strong preference to locate onshore processing facilities in places with access to low-carbon power.



Benchmark modeled the land-based processing routes with background ecoinvent data and foreground data from two expert chemical engineers in the nickel and cobalt industry. The NORI Area D Project data is based on the NORI Technical Report Summary, dated March 2021, which included an initial assessment and an economic analysis of NORI Area D prepared in accordance with the SEC's Modernization of Property Disclosures for Mining Registrants set forth in subpart 1300 of Regulation S-K (the "SEC Mining Rules"). The NORI Technical Report Summary is filed as Exhibit 96.1 to this Annual Report. See Item 2 entitled "*Properties*" included in this Annual Report for additional information about the 2021 economic analysis of NORI Area D.

As part of the ESIA conducted by NORI in partnership with world leading deep-sea research institutions and contractors, we are currently assessing the impacts of the NORI Area D Project on marine ecosystem function and services, including biodiversity. The CCZ abyssal plains are one of the most common and least populated habitats on the planet, akin to deserts on land. The CCZ abyssal seafloor is plant-free, food-poor and dominated by bacterial life forms. It has been studied extensively since the 1960s with over 150,000 papers published on polymetallic nodules in general and over 40,000 on CCZ nodules in particular.

The largest driver of uncertainty in assessing the potential future impact of nodule collection operations on marine biodiversity is our ability to measure biodiversity itself. Unlike biodiversity, biomass, measured as carbon contained in live organisms per m^2 of habitat, is easier to measure and compare. Based on available data we have reviewed, we believe that the CCZ is one of lowest biomass locations on the planet. Metal production from nodules could reduce biomass at risk by over 90% compared to producing the same amount of metals from conventional land ores.

In contrast, land-based mining for nickel and cobalt occurs in diverse countries as identified by Benchmark in a study commissioned by us and published in November 2023. In both Indonesia and the Democratic Republic of the Congo (the "DRC"), which are the world's largest producers of nickel and cobalt respectively, the extraction of metal ores through open pit mines requires the complete removal of overlying ecosystems and contained carbon sinks, in turn eliminating the carbon sequestration. The study found that 1 kilogram of nickel mined from saprolite and limonite ore in Sulawesi, Indonesia removes forests containing carbon stock equivalent to 7.0 and 9.4 kilograms of CO_2e, and 3.6 kilograms of CO_2e in the case of cobalt mined in Katanga, DRC. Due to the resulting vegetation change, mining activities cause carbon sequestration services loss of 4.8 grams and 6.5 grams of CO_2e respectively for nickel, and 9.3 grams of CO_2e for cobalt per year.



The abyssal plain: home to **less than 10%** of ocean life

28% of ocean life

65% of ocean life

The abyssal plain is a vast sedimentary seabed, oxic to 2 m. It has gentle depressions, troughs and ridges. There is intense pressure (5,700-8,500 psi) and no sound or light except the ones made by animals. This environment is food-poor and stable.

7% of ocean life

Most impacts from nodule collection are expected to occur on the abyssal zone seafloor

The abyssal plain advantage: one of the **lowest biomass & carbon sequestration environments** on the planet

Biomass on Earth
Contained carbon kg/m²

1,500-3,000x   15-30

Abyssal Plain
Stable, food-poor environment dependent on particles sinking from oligotrophic surface waters

Very low biomass
- No plants
- ~70% of biomass is bacteria
- Most wildlife is small <4 cm

3.6

0.01

Abyssal seabed   Land biome average   Rainforests (e.g., Indonesia)

Note: The seafloor-biomass value incorporates an estimate of seamounts and hydrothermal vents attributed to Wei, et al., 2010. It is also an overestimate because it includes all fish in the water column, rather than focusing only on the seafloor and mid-water column. The overall biomass of Earth's ice-free terrestrial area was 472.7 gigatonnes of carbon, compared to 2.49 gigatonnes of carbon for the global abyssal seabed
Source: Bar-On, Phillips, & Milo, 2018; Wei, et al., 2010

As a precautionary environmental management and protection measure, the ISA has already set aside 43% of the CCZ or 1.97 million square kilometers as protected areas, or Areas of Particular Environmental Interest (APEIs), aiming to ensure that all types of habitats that could be impacted by exploitation are represented and preserved within APEIs. For comparison, only approximately 8.2% of global oceans are protected today and the global target agreed in the High Seas Treaty in March 2023 is to protect 30% of the oceans by 2030. Additional marine impact mitigation measures such as setting aside more no-take areas inside our contract areas and leaving partial nodule cover inside collection areas to aid natural recovery of bacterial and other communities are also being evaluated. We are collaborating with some of the world's leading researchers to conduct environmental baseline and collection impact studies to design plans that could mitigate marine impacts of nodule collection through collection system design and adaptive management systems.

If the entire CCZ area currently under exploration (1.28 million square kilometers) were to be exploited over a 30-year period (which we believe is unlikely), these nodule collection operations would impact 42,500 square kilometers of the abyssal seafloor per year in one of the least productive areas of the ocean (with respect to the abundance of marine life). This is less than 1% of the estimated 4,900,000 square kilometers of the seafloor currently impacted every year by trawling operations that take place primarily in highly productive coastal waters.



Potential future commercial-scale nodule collection operations in the CCZ are likely to disturb marine wildlife in the operating area. We have completed studies baselining wildlife and ecosystem function, piloting the nodule collection system and assessing impacts arising from the use of this system immediately following the collector test and 12 months after the collector test. In total, almost 1 petabyte of environmental data has been collected and processed. For comparison, the world's largest library, the Library of Congress, manages 21 petabytes of digital content. Assessment of impacts based on collected data is currently in progress. Given the significant volume of deep water and the difficulty of sampling or retrieving biological specimens in the CCZ, a complete biological inventory might never be established. Accordingly, impacts on CCZ biodiversity may never be entirely and definitively known. However, we believe similar challenges are faced on land, with an estimated 70-80% of terrestrial species still undescribed. Although we continue to review the data collected to date, we may not know the actual impact of commercial nodule collection on the deep-sea environment until after full-scale commercial production. We currently believe, however, that as the abyssal plains are the most ubiquitous habitat on the planet with low levels of biodiversity compared to the main metal-producing areas on land, it is likely that the impacts of nodule collection on global biodiversity will be less significant than those estimated for land-based mining for a similar amount of produced metal.

It is also currently not definitively known how effectively the risk of biodiversity loss in the CCZ could be eliminated or reduced through mitigation strategies or how long it will take for disturbed seabed areas to recover naturally. Prior research indicates that the density, diversity and function of fauna representing most of the resident biomass (including mobile, pelagic and microbial life) are expected to recover naturally over years to decades. Some uncertainty still exists around the recovery rate of fauna that requires the hard substrate of nodules for critical life function. Recent research suggests that carbon (food) availability is likely to be a more significant limiting factor to the ecosystem's capacity to support nodule obligate fauna populations than hard-substrate habitat availability.

Therefore, we believe strategies such as leaving behind partial nodule cover and setting aside no-take areas to aid recruitment and recovery of nodule-dependent species in impacted areas look to be promising mitigation strategies. For example, recent research by NORI indicates that sediment-covered nodules left behind after collection activities ceased were exposed and became available as a source of hard-substrate habitat within 12 months. The effectiveness of these strategies in supporting self-sustaining populations of nodule-obligate fauna after nodule collection will be the focus of long-term monitoring studies in the future.

We are still in the exploration phase of the project and do not have the exploitation contracts necessary to commence commercial-scale nodule collection operations in the CCZ nor have we obtained the applicable environmental and other permits required to build and operate commercial scale polymetallic nodule processing and refining plants on land.

All extractive industries result in impacts to the receiving environment. Nodule collection is no exception and will impact the deep-sea marine environment through nodule removal, disturbance of seafloor sediment ("seafloor plumes") and return of seawater used for nodule transport that is expected to contain residual sediment and nodule fines back in the water column ("midwater plumes"). Baselining the impacted marine environment by characterizing the ecosystem and then developing measures to avoid and mitigate these impacts is the central focus of our offshore ESIA program currently being undertaken in partnership with some of the world's leading deep-sea research institutions. Nodule removal will impact species that depend on the hard nodule substrate for attachment. The severity of the impact will depend on (1) the extent to which these species are represented in the APEIs set aside by the ISA and additional no-take areas set aside by us and (2) the extent to which residual nodule cover will aid recruitment and recovery of these species in impacted areas. Disturbance of the seafloor by nodule collector vehicles is expected to disturb (mostly microbial) organisms living in and on the sediments. Impact severity will depend on the depth of sediment disturbance (expected to be approximately 3-5 centimeters based on modelling, laboratory tests, and recent collector tests completed in the CCZ by our subsidiary NORI and two other nodule contract-holders, Belgium's Global Sea Mineral Resources NV (GSR) and the German's BGR) and the impact this disturbance has on benthic ecosystem function. Over 90% of the entrained sediment is expected to be separated from nodules inside the collector vehicle and discharged behind settling back to the seafloor within a few hundred meters. The impact of the residual plume will depend on how quickly the smaller mobile sediment particles re-settle, how far they travel and how the resulting sedimentation impacts the benthic organisms. Less than 10% of entrained sediment that will likely evade separation inside the collector vehicle will be transported with nodules and seawater through the riser pipe to the surface production vessel where nodules are dewatered and residual water, sediment and nodules fines will be returned at greater than 2,000 meters in the water column below the highly productive photic zone and the measured lower limit of diel vertical migration of zooplankton in the pelagic zone. Potential impacts from the mid-water sediment plume could include clogging of the delicate respiratory and filter feeding structures of pelagic zooplankton species, such as jellyfish and krill. However, the mid-water discharge has been shown by the collector test to have very low solid particle concentration and to dilute to close to background levels within minutes. According to a research paper on midwater sediment plumes published by researchers from the Massachusetts Institute of Technology ("MIT") in Communications Earth & Environment in July 2021, entrained sediment from the return of seawater used for nodule transport dilutes to natural background levels within a few hundred meters of the outlet. We believe this finding is supported by the monitoring results of the collector test completed by NORI in 2022. Another research paper on seafloor sediment plumes published by MIT and the Scripps Institution of Oceanography in September 2022 found that 92-98% of benthic plume generated from the pilot nodule collector vehicle rose only two meters above the seafloor and settled locally within 10s to 100s of meters from the source of the disturbance, another result that was confirmed by the results of the collector test completed by NORI in 2022 on the NORI Area D property.

Our Strategic Positioning

We believe we are well-positioned to meet the expected demand for the critical metals contained in polymetallic nodules:

- **Supply for increasing infrastructure demand:** As emerging economies grow and urbanize, steel demand is projected to rise 30% by 2050 and electricity demand is projected to accelerate worldwide by 3% per year through 2035. Critical base metals like nickel, copper and manganese will be required to meet rising demand for steel and electrical grids. While the copper market was volatile in 2024, demand is expected to double by 2035, potentially reaching 40-50 million tonnes and resulting in a 2-10 million tonne supply deficit. This oncoming wave of demand is anticipated to bring price premiums for low-carbon steel, particularly in light of Europe's carbon border adjustment mechanism which requires buyers to purchase certificates to cover the embedded emissions of their steel imports beginning in 2026. Our lower carbon emissions footprint per finished tonne of nickel may improve our business prospects further.

- **Supply for increasing battery demand:** We believe the response to climate change is driving robust demand for EVs, renewable energy storage and infrastructure. To manufacture battery cells, gigafactories will need critical metals like nickel, cobalt, manganese, and copper to meet rising battery demand. Globally, the number of signatories to the Zero Emission Vehicle declaration announced at COP29 in November 2024 increased to 236, which is aimed at accelerating the transition to 100% new car sales being zero-emission globally by 2040, and by 2035 in leading markets. The U.S. government invested $ 110 billion in battery value chain projects since the IRA was enacted in 2022.

- **Path to energy security**: Following the 2023 restrictions China imposed on exports to the United States including a complete ban of gallium and germanium, which are needed to produce semiconductor chips, rare earth metal extraction and separation technologies used in production of hybrid and battery electric vehicle motors, and strict export controls for graphite, a key ingredient in battery anodes, China expanded export bans to include antimony in 2024. These events underscore a national security rationale for the U.S. and Western countries for reducing dependence on China as the world's largest refiner of Class 1 nickel, cobalt and manganese. With our NORI and TOML contract areas ranked as the world's first and second largest undeveloped nickel projects, respectively, by Mining.com in both 2022 and 2023, we believe the polymetallic nodules found in our NORI and TOML contract areas offer a source of four critical metals that can effectively diversify global supply chains.

- **Advancing developing countries:** Both of our Sponsoring States are small developing Pacific Island nations impacted by climate change and expect to receive income streams from their sponsored areas if exploitation contracts are granted to extract polymetallic nodules in their sponsored areas. Royalties from commercial production of polymetallic nodules payable to the ISA are required to be distributed by the ISA with focus on developing countries.

- **Potential U.S.-based regulatory pathway:** On March 27, 2025, we announced that we initiated a process with NOAA and the U.S. Department of Commerce under the DSHMRA to consider a U.S.-based regulatory pathway for the commercial production of deep-sea polymetallic nodules in the CCZ. We believe this regulatory pathway potentially offers a clear and predictable route to securing an exploration license and a commercial recover permit to polymetallic nodules found in the CCZ. We are in the initial planning stages of this strategy, however, and there are no assurances that we will be able to secure any exploration or commercial recovery rights under the DSHMRA in a timely manner, or at all.

Our Competitive Advantages

With the potential that our resources hold and the project advancements we have made to date, we believe we are better positioned than other suppliers to provide a solution to the growing need for the critical metals contained in nodules:

- **Availability of abundant and high-grade resource off the U.S. western seaboard:** There are four critical metals (nickel, copper, cobalt and manganese) in relatively high concentrations in polymetallic nodules which we believe could offer a long-term secure supply of such metals in various industrial applications, as described above.

- **Opportunity for production in the U.S. of the critical metals contained in nodules:** The current supply chain of battery materials to the U.S. is approximately 50,000 miles long and is predominantly controlled by nations and companies outside of the U.S., which is leading to increasing concerns about supply chain security in the U.S. and interest in breaking the U.S. mineral dependence by re-shoring battery material supply chain in the U.S.

- **Opportunity to reuse existing offshore assets and skills:** We believe there is an opportunity for us to partner with offshore service providers with deep operational experience in subsea environments gained in the oil and gas industry and with existing assets that can be repurposed for our offshore nodule collection operations. We have taken advantage of this opportunity by forging a strategic alliance with Allseas Group S.A. ("Allseas"), a leading offshore contractor in 2019. In 2020, Allseas acquired a drillship that was repurposed and classified as the world's first deep-sea mining vessel.

- **Demonstrated offshore nodule collection technology:** In November 2022, NORI and Allseas completed the Pilot Mining Test where approximately 4,500 tonnes of wet nodules were collected and more than 3,000 tonnes of wet nodules were lifted 4.3 kilometers to the surface after traversing over 80 kilometers of the seafloor in the NORI Area D, achieving a sustained production rate of 86.4 tonnes per hour with a scaled-down prototype seafloor nodule collector vehicle. While several contractors have tested various seafloor collection machines, no other contractor has demonstrated an integrated nodule collection system since the 1970s.

- **Demonstrated onshore nodule processing technology:** In 2021, we successfully completed the calcining and smelting of nodules into a manganese silicate product and nickel-copper-cobalt alloy intermediate product, followed by conversion and sulfidation of the alloy into matte. Test work has been successfully conducted on all process stages with the generation of test quantities of battery-grade nickel and cobalt sulfates in April 2024 and June 2024, respectively.

- **Opportunity to reuse existing onshore assets and skills:** We believe there is an opportunity for us to partner with onshore processors with deep operational experience in processing nickel-bearing ores and with existing Rotary Kiln Electric Arc Furnace ("RKEF") plants that can be repurposed for processing our nodules into intermediate products. We have taken advantage of this opportunity by signing a non-binding memorandum of understanding ("MoU") with our partner Pacific Metals Co. Ltd. ("PAMCO"), an experienced operator of a nickel laterite smelting complex in Hachinohe, Japan in 2022. Following the completion of a prefeasibility exercise by PAMCO to assess nodule processing at their facility, we have signed a binding MoU in November 2023 to complete a feasibility study to process the first 1.3 Mtpa (wet) of nodules at PAMCO's facility. A demonstration trial at PAMCO's Hachinohe facilities with 2,000 tonnes of nodules collected during the mining pilot is ongoing, which would further de-risk the project. In 2024, PAMCO successfully produced approximately 500 tonnes of calcine from nodules at their facility in Hachinohe, Japan.

- **Lower expected production cost:** We are currently pursuing a low-capital asset expenditure ("CAPEX") approach to our development and commercialization of operations for our NORI Area D project where we reuse existing production assets opposed to the high-CAPEX approach where the majority of offshore and onshore production assets would be newly built by us as described in our 2021 economic analysis included in the NORI Technical Report Summary. See Item 2 entitled "*Properties*" included in this Annual Report for additional information about the 2021 economic analysis of NORI Area D.

- **Lower expected ESG footprint:** The LCA completed by Benchmark in March 2023 shows that the NORI Area D project model performed better in most impact categories analyzed than all the land-based routes chosen for comparison. This favorable comparison is explained by the fact that we are developing a new type of high-grade multi-metal source found on the abyssal plain, a low biomass, low carbon sequestration deep-sea environment removed from human settlement.

18

Exploration Contracts

We currently hold exclusive exploration rights through our subsidiaries NORI and TOML to certain polymetallic nodule areas in the CCZ.

NORI. NORI our wholly-owned subsidiary, holds exploration rights to four blocks (NORI Area A, B, C, and D, the "NORI Contract Area") covering 74,830 square kilometers in the CCZ that were granted by the ISA in July 2011. NORI is sponsored by Nauru pursuant to a certificate of sponsorship signed by the Government of Nauru on April 11, 2011. The NORI Area D is the seafloor parcel where we have performed the most resource definition and environmental work to date. NORI commissioned AMC Consulting Ltd ("AMC"), a leading mining consulting firm, to undertake an Initial Economic Assessment of the mineral resource contained in NORI Area D and to compile a technical report compliant with Canadian National Instrument (NI 43-101), which was completed in March 2021. AMC subsequently compiled the NORI Technical Report Summary, dated March 2021, which included an initial assessment and an economic analysis of NORI Area D prepared in accordance with the SEC Mining Rules. The NORI Technical Report Summary is filed as Exhibit 96.1 to this Annual Report. See Item 2 entitled "*Properties*" included in this Annual Report for additional information about the 2021 economic analysis of NORI Area D.

TOML. TOML our wholly-owned subsidiary which we acquired in March 2020, holds exploration rights to an area covering 74,713 square kilometers in the CCZ that were granted by the ISA in January 2012 (the "TOML Contract Area"). On March 8, 2008, Tonga and TOML entered into a sponsorship agreement formalizing certain obligations of the parties in relation to TOML's exploration application to the ISA (subsequently granted) for the TOML Contract Area. The sponsorship agreement was updated on September 23, 2021. TOML commissioned a Technical Report Summary by AMC, dated March 2021, which is filed as Exhibit 96.2 to this Annual Report.

Marawa - Termination of Service Agreement. On November 14, 2024, DeepGreen Engineering Pte. Ltd. ("DeepGreen") issued a formal termination notice to Marawa Research and Exploration Limited, ending the Services Agreement dated October 1, 2013 (the "Agreement"), pursuant to DeepGreen's right to terminate for convenience under the Agreement. The termination became effective on January 14, 2025 and we no longer have any exploration rights to the area of the CCZ that was covered by the Agreement. The impact of the cancellation of this agreement did not have a material impact on our financial results.


Mexico
Hawaii
(USA)
Clarion Fracture Zone
APEI - 3
APEI - 6
APEI - 2
APEI - 10
APEI - 13
APEI - 12
APEI - 1
APEI - 9
APEI - 11
APEI - 5
APEI - 4
APEI - 8
APEI - 7
Clipperton Fracture Zone
PROTECTED AREAS
Areas of Particular Environment Interest (APEI)
EXPLORATION AREAS
NORI (sponsored by Nauru)
TOML (sponsored by Tonga)
Other exploration contracts
0 250 500 1000
Kilometers

Business Strategy

Our contemplated business spans the entire lifecycle from the resource acquisition and definition stage through the collection and transportation phases offshore into the processing and refining of nodules onshore and finally in product marketing and offtake (and eventually recycling of end-of-life products containing nodule-derived metals). NORI and TOML, two of our subsidiaries, intend to operate in the CCZ under the effective supervision, regulation and sponsorship of the Republic of Nauru and the Kingdom of Tonga, respectively. We intend to utilize existing processing operations in locations like Japan and Indonesia and refineries in locations like South Korea and Canada. We have chosen a capital-light approach to our operations and have focused on forming deep strategic partnerships with leading offshore and onshore companies.

Our key strategic alliances include:

Allseas: Allseas, a leading global offshore contractor, developed and tested a pilot nodule collection system in the NORI Area D, completed in the fourth quarter of 2022. The experience from the development and testing program of the pilot system is now informing the design of upgrades and modifications into the initial smaller-scale commercial production system, which is expected to serve as the basis for the design of a full-scale commercial production system.

Glencore: Glencore International AG (Glencore) holds offtake rights to 50% of the NORI nickel and copper production. Glencore has the right to purchase from DGE 50% of the annual quantity of copper material and 50% of the annual quantity of nickel material produced by DGE from ore derived from the NORI Contract Area at a processing plant directly owned or controlled by DGE.

Hatch and KPM: We have worked with engineering firm Hatch Ltd. ("Hatch") and consultants Kingston Process Metallurgy Inc. ("KPM") to develop a near-zero solid waste flowsheet. The primary processing stages of the flowsheet from nodule to nickel-copper-cobalt ("NiCuCo") alloy and matte intermediate were demonstrated as part of our pilot plant program at FLSmidth and Xpert Process Solutions, a Glencore company ("XPS"), facilities. The matte refining stages were tested at SGS Lakefield and the ability to produce high purity nickel and cobalt sulfates was demonstrated. The near-zero solid waste flowsheet is expected to serve as the basis for our onshore processing facilities.

PAMCO: In November 2022, we entered into a non-binding MoU with PAMCO of Japan. In November 2023, we entered into a binding MoU with PAMCO whereby they must complete a feasibility study (anticipated to be completed in mid-2025) to toll treat 1.3 million tonnes of wet polymetallic nodules per year at its Hachinohe, Japan smelting facility. PAMCO's Hachinohe facility is located on the coast in northern Japan and is equipped with port and processing infrastructure required to receive and process polymetallic nodules and to ship products to customers. In 2024, PAMCO successfully produced approximately 500 tonnes of calcine from nodules at their facility in Hachinohe, Japan.

The toll treatment is expected to take place on a dedicated RKEF processing line and produce two products: nickel-copper-cobalt alloy, an intermediate product used as feedstock to produce Li-ion battery cathodes, and a manganese silicate product used to make silico-manganese alloy, a critical input into steel manufacturing.

PAMCO successfully completed a pre-feasibility exercise pursuant to the non-binding MoU signed by the parties in November 2022. Under the binding MoU signed in November 2023:

- PAMCO, with our support, expects to complete the feasibility study by mid-2025.

- We will provide PAMCO with the exclusive right to the first 1.3Mtpa of the expected 3Mtpa of wet nodule collection capacity from our first nodule collection system until completion of the feasibility study.

- The parties will enter into good faith negotiations to finalize definitive processing agreements on completion of the feasibility study.

The feasibility study is expected to confirm operating parameters and product specifications for PAMCO's dedicated production line and define the scope and execution plan for any additional equipment requirements, which are expected to be minor. An extended pilot demonstration program utilizing existing kilns and furnaces at PAMCO's Hachinohe, Japan facility is in progress, treating a 2,000-tonne sample of polymetallic nodules collected during the successful pilot nodule collector test completed by Allseas in November 2022 on NORI Area D, with the goal of optimizing the furnace refractory selection and confirm commercial scale operating parameters such as tapping temperatures and dusting rates when treating nodules through the Hachinohe facility. The cost of processing polymetallic nodules will also be estimated to help finalize the definitive processing agreements.

In parallel, PAMCO is continuing to study the addition of a converting facility to process the intermediate alloy to nickel-copper-cobalt matte, which is an upgraded intermediate feedstock for the production of metal and battery cathode precursor materials. It is expected that the additional facility would be constructed once commercial processing of polymetallic nodules to alloy has been demonstrated.

There can be no assurance that we will enter into a definitive strategic alliance with PAMCO in a particular time period, or at all, or on terms similar to those set forth in the binding MoU, or that if a definitive strategic alliance are entered into by us or that the existing facility will be able to successfully process nodules in a particular time period, or at all.

Phased Project Development

Currently, we are an exploration stage company working towards a pre-feasibility study, which is nearing completion, and will form an integral part of our ISA application for an exploitation contract for the NORI Contract Areas. Having completed resource definition and environmental baseline and impact assessment studies on NORI Area D, we intend to apply for an exploitation contract on that area first with a Plan of Work application to be submitted to the regulator on June 27, 2025. If we obtain an exploitation contract, we then plan to commence production offshore ("Project Zero") using the *Hidden Gem* vessel which, subject to further modifications, is expected to be upgraded to a maximum capacity of 3.0 Mtpa of wet nodules. Subject to the success of Project Zero and any regulatory requirements, we then expect to move into the next phase of production ("Project One") in which we intend to scale up production and expect to collect and process up to approximately 12 Mtpa of wet nodules at steady state (expected 2030-2045).

Current Work Program

We are currently focused on preparing to submit our application to the regulator for our first exploitation contract, which will include the entire NORI Contract Area, with the initial proposed collection activities occurring within NORI Area D. On November 12, 2024, we announced that NORI intends to submit its application for an exploitation contract to the regulator on June 27, 2025.

To reach our objective and initiate commercial production, we are: (i) defining our resource and project economics, (ii) developing a commercial offshore nodule collection system, (iii) assessing the environmental, social and cultural impacts of offshore nodule collection, and (iv) developing onshore technology to process collected polymetallic nodules into a manganese silicate product, and an intermediate nickel-copper-cobalt matte or nickel-copper-cobalt alloy product and/or end-products like nickel and cobalt sulfates, and copper cathode.

(i) **Resource definition and project economics:** Having completed a total of nine offshore resource definition campaigns, collected samples and completed subsea surveys for resource evaluation, we defined the size and quality of our resource in the NORI and TOML Areas, as described below, in our SEC Regulation S-K (subpart 1300) compliant *Technical Report Summary - Initial Assessment of the NORI Property, Clarion Clipperton Zone, Pacific Ocean* dated March 17, 2021 ("NORI Initial Assessment") and *Technical Report Summary - TOML Mineral Resource, Clarion Clipperton Zone, Pacific Ocean* dated March 26, 2021 ("TOML Mineral Resource Statement"), respectively, prepared by AMC. From this work, both NORI and TOML have reported measured, indicated and inferred resources. See Item 2 entitled "*Properties*" included in this Annual Report for additional information about these reported measured, indicated and inferred resources.We have continued to define our resource in the NORI and TOML areas, with the goal to develop project economics to pre-feasibility level with the intention of converting resources into reserves if possible.

(ii) **Commercial offshore nodule collection system development:** We are working with our strategic partner and investor, Allseas, to develop a system to collect, lift and transport nodules from the seafloor to shore. The offshore collection system consists of nodule collector vehicles on the seafloor, a riser and lift system, a surface production support vessel and a surface nodule transfer vessel. The nodules are collected from the seafloor by self-propelled, tracked nodule collector vehicles using seawater jets aimed at nodules in parallel with the seafloor. No rock cutting, digging, drill-and-blast or other breakage are required at the point of collection. The collectors are remotely controlled and supplied with electric power via umbilical cables from the production support vessel, the *Hidden Gem*. To test the system and assess its environmental impacts, we entered into a contract with Allseas to undertake a pilot trial of the collection system in the NORI Area D, which was completed in November 2022. The successful completion of the pilot trial will support our application for an exploitation contract with the ISA. An Environmental Impact Statement ("EIS") for this pilot trial was submitted to the ISA in July 2021 and approved on September 7, 2022, with infield testing commencing on September 19, 2022. The surface production support vessel, the *Hidden Gem*, was acquired by Allseas in March 2020 and has strategic importance to us, since it supported the pilot trial and is expected to be upgraded to a low-capital early production system. The vessel and collector system successfully completed trials in shallow and deepwater in the first half of 2022 prior to completing the collector test in NORI Area D in the fall of 2022, where approximately 4,500 tonnes of wet nodules were collected and more than 3000 tonnes of wet nodules were lifted 4.3 kilometers to the surface after traversing over 80 kilometers of the seafloor, achieving a production rate of 86.4 tonnes per hour.

As a result of the successful collector test in the fourth quarter of 2022, where more than 3000 tonnes of wet nodules were lifted to the *Hidden Gem*, Allseas and NORI believe that they can upgrade the pilot nodule collection system, including the *Hidden Gem*, into the first production system, which we refer to as the Project Zero Offshore Nodule Collection System.

In August 2023, we announced that Allseas and NORI are executing on a plan designed based on Allseas' estimates to increase the maximum production capacity of the Project Zero Offshore Nodule Collection System from the previous estimate of 1.3 million wet tonnes per annum to up to an estimated 3.0 million wet tonnes per annum in stepped increments, a potential increase of 130%. The upgrades are expected to include the addition of a second collector vehicle, the use of a wider diameter riser pipe from the seafloor to the surface, implementation of a larger compressor spread and improvements to the system designed to further mitigate its environmental impacts.

System capacity is expected to be increased over time as environmental monitoring, production and experience milestones are met, which we believe will help manage environmental and operational risk, minimize up-front capital expenditure requirements and allow for staged increases in capacity as environmental review thresholds are met.

The work program with Allseas in 2024 continued the reviewing of the test mining system's performance, addressing operational issues, and identifying potential improvements for incorporation into the design. Key aspects included scaling technology to meet commercial production rates for the Project Zero Offshore Nodule Collection System and integrating this scaled-up technology into the Hidden Gem. As previously reported, the engineering scope was divided into six major work packages: collector, vertical transport system, storage & offloading, control & automation, electrical & instrumentation, and flow assurance. Engineering studies progressed on offshore nodule offloading and transportation systems, including hydrodynamic simulations and dynamic positioning analysis. Notably, the offshore loading process was independently peer-reviewed with satisfactory outcomes. Ongoing design reviews were conducted at Allseas' office in Delft, Netherlands, attended by TMC, Allseas, and third-party consultants. Allseas supports our ongoing work to complete a pre-feasibility study, including assistance in establishing cost estimates, schedules, and pre-feasibility study level engineering deliverables. Discussions continued regarding system design specifics and further cost considerations. Furthermore, Allseas continues to work collaboratively with NORI on environmental monitoring scopes to be included in the EIS and Environmental Management and Monitoring Plan ("EMMP") process.

Regular meetings between us and Allseas cover various project aspects, including health, safety and environment. We believe that as of February 2025, the ongoing program of engineering work is nearly complete and we are ready to launch into the next phase of development when we have further insight into ISA regulatory requirements and progress.

Further to our non-binding term sheet entered into in March 2022 with Allseas, we continue discussions with Allseas regarding the specifics of these upgrades and the continued development of the Project Zero Offshore Nodule Collection System and anticipate reaching definitive agreements on commercial terms and key terms around continued development and commercial operations with Allseas before the submission of the NORI exploitation application in 2025. There can be no assurances, however, that we will enter into definitive agreements with Allseas in a particular time period, or at all, or on terms similar to those currently expected, or that if such definitive agreements are entered into that the Project Zero Offshore Nodule Collection System will be successfully developed or operated.

In addition, on August 1, 2023, we entered into an Exclusive Vessel Use Agreement with Allseas pursuant to which Allseas will give exclusive use of the *Hidden Gem* to us in support of the development of the Project Zero Offshore Nodule Collection System until the system is completed or December 31, 2026, whichever is earlier. In consideration of the exclusivity term, we have issued 4.15 million of our common shares to Allseas ("Common Shares") on August 14, 2023. We expect that the definitive agreement with Allseas discussed above will extend the exclusive use of the *Hidden Gem*.

(iii) **ESIA and CHIA for offshore nodule collection**: The ESIA and CHIA is an integral part of preparing our application for the ISA exploitation license on the NORI Contract Area. Our ESIA and CHIA programs consist of over 100 studies and rely on the work of multiple independent deep-sea research institutions and expert consultants. In 2022, we undertook the collector test monitoring campaigns which included completion of pre-collector test baseline data collection, monitoring of the collector test and completion of post collection surveys to determine the immediate impact to the environment of the collector. The monitoring was undertaken using the *Island Pride*, a vessel contracted from Ocean Infinity Group Limited, deploying 2 remotely operated vehicles ("ROVs"), 3 autonomous underwater vehicles ("AUVs") and an array of more than 50 seafloor sensors, supervised by multiple teams of scientists and sediment plume expert consultants, DHI Water and Environment Inc. and HR Wallingford who conducted a sound assessment. These campaigns commenced on July 15, 2022 and were completed on December 23, 2022, representing 146 operational days at sea. The preliminary plume results from the collector test have been shared with a wide range of stakeholders and presentations were conducted at the ISA during the fourth quarter of 2023. The results showed that the plume behaves as a density current with most material staying within 2 meters of the seafloor and most material settling within 1 kilometer from the source.

In October 2023, we entered into a services agreement with a third party in order for NORI to conduct an assessment of the benthic impact of the 2022 collector test in NORI Area D approximately 12 months post the collector test activities ("Campaign 8A"), which we believe will strengthen the quality of NORI's EIS and Environmental Management and Monitoring Plan ("EMMP") by providing additional information on the environmental regeneration in the collection test area. The key activities completed during Campaign 8A were box cores, multicores, benthic and covariance lander works, and megafauna and sedimentation survey around the test field area.

Notwithstanding that Campaign 8A was subject to coordinated disruptive activities by Greenpeace International ("Greenpeace") designed to prevent and obstruct the campaign, it was successfully completed on December 28, 2023. The team selected 19 sampling stations in the locality of the 2022 nodule collection system test in NORI Area D and conducted 39 multicore deployments, recovering 395 individual core samples. These yielded more than 600 subsamples that will be shared with independent researchers from leading marine research institutions for further biological analysis. Additionally, using a remotely operated vehicle, the research team deployed innovative seafloor lander systems capable of measuring seafloor oxygen fluxes using eddy covariance methods. This resulted in over 600 hours of data acquisition at a maximum deployment depth of 4,285 meters, which is the first time these bespoke sensor suites have been deployed at abyssal depths. This data is supplemented by over one thousand core sub-samples for geochemical analysis. Researchers also conducted the fourth annual recovery and redeployment of three oceanographic moorings within NORI Area D. The sensor payload on the moorings provides insights into the soundscape, regional oceanographic currents, and particulate organic carbon flux in the Eastern CCZ regions. This data contributes to the long-term oceanographic time series and importantly will cover the El Niño-Southern Oscillation fluctuations. Greenpeace spent 11 days actively obstructing the planned work of Campaign 8A, resulting in a significant impact to the work scopes planned for the campaign which we were able to successfully mitigate. In the case of TOML and our planned work as part of Campaign 8A, its work scope included the deployment of long-term monitoring moorings which was completely obstructed and was not able to be completed. The NORI and TOML work scopes were part of ISA approved plans of work and in NORI's case, the post disturbance sampling was a specific suggestion of the ISA. NORI pursued legal action through the Dutch courts to halt Greenpeace's activities and requested further assistance from the ISA. The District Court of Amsterdam ruled that Greenpeace's occupation of NORI's contracted vessel, the MV Coco, was unlawful, which led to the disembarkation of Greenpeace personnel. Greenpeace continued to actively obstruct NORI's and TOML's activities notwithstanding the court ruling. On November 12, 2024, the Court of Appeal in Amsterdam upheld the lower court's ruling, reaffirming that Greenpeace's occupation of the MV Coco was unlawful. The court also dismissed Greenpeace's objection that NORI's claims were inadmissible, affirming that NORI has a legally recognized interest in bringing claims against Greenpeace and retains the ability to pursue future legal action, including claims for damages, before Dutch courts.

In 2024, NORI continued making progress on its ESIA and CHIA, both of which will be part of NORI's application for an exploitation contract to the ISA.

Baseline data continued to be compiled and assessed for the ESIA.

Two global stakeholder webinars were held in 2024 which provided stakeholders with updates on the CHIA study's methodologies and baseline data collection efforts. A review of bathymetry data to assess potential tangible cultural heritage sites was also undertaken and stakeholder engagement meetings were conducted in the Pacific, specifically in Nauru and Tonga, to inform the study.

(iv) **Onshore technology development:** With the support of engineering firm Hatch and consultants KPM, we have developed a near-zero solid waste flowsheet. The primary processing stages of the flowsheet from nodule to an Fe-NiCuCo alloy and subsequent NiCuCo matte intermediate were demonstrated as part of our pilot plant program at FLSmidth (FLS, calcining) and eXpert Process Solutions, a Glencore company (XPS, smelting, sulfidation and converting), facilities. The matte refining stages were tested at SGS Lakefield and the ability to produce high purity nickel and cobalt sulfates was demonstrated. The near-zero solid waste flowsheet is expected to serve as the basis for our onshore processing facilities.

PAMCO: In November 2022, we entered into a non-binding MoU with PAMCO. In November 2023, we entered into a binding MoU with PAMCO of Japan, whereby they must complete a feasibility study (anticipated to be completed in mid-2025) to toll treat 1.3 million tonnes of wet polymetallic nodules per year at its Hachinohe, Japan smelting facility. PAMCO's Hachinohe facility is located on the coast in northern Japan and is equipped with port and processing infrastructure required to receive and process polymetallic nodules and to ship products to customers.

The toll treatment is expected to take place on a dedicated RKEF processing line and produce two products: nickel-copper-cobalt alloy, an intermediate product used as feedstock to produce Li-ion battery cathodes, and a manganese silicate product used to make silico-manganese alloy, a critical input into steel manufacturing.

PAMCO successfully completed a pre-feasibility exercise pursuant to the non-binding MoU signed by the parties in November 2022. Under the binding MoU signed in November 2023:

- PAMCO, with our support, expects to complete the feasibility study by mid-2025.

- We will provide PAMCO with the exclusive right to the first 1.3Mtpa of the expected 3Mtpa of wet nodule collection capacity of our first nodule collection system until completion of the feasibility study.

- The parties will enter into good faith negotiations to finalize definitive processing agreements on completion of the feasibility study.

The feasibility study is expected to confirm operating parameters and product specifications for PAMCO's dedicated production line and define the scope and execution plan for any additional equipment requirements, which are expected to be minor. An extended pilot demonstration program utilizing existing kilns and furnaces at PAMCO's Hachinohe, Japan facility is in progress, treating a 2,000 tonne sample of polymetallic nodules collected during the successful pilot nodule collector test completed by Allseas in November 2022 on NORI Area D, with the goal of optimizing the furnace refractory selection and confirming commercial scale operating parameters such as tapping temperatures and dusting rates when treating nodules through the Hachinohe facility. The cost of processing polymetallic nodules will also be estimated to help finalize the definitive processing agreements.

In parallel, PAMCO is continuing to study the addition of a converting facility to process the intermediate alloy to nickel-copper-cobalt matte, which is an upgraded intermediate battery supply chain feedstock. It is expected that the additional facility would be constructed once commercial processing of polymetallic nodules to alloy has been demonstrated.

On September 9, 2024, we announced that PAMCO had successfully produced 500 tonnes of calcine from smelting polymetallic nodules and then on February 18, 2025, we announced that approximately 450 tonnes of calcine had been successfully smelted by PAMCO to produce nickel-copper-cobalt alloy and manganese silicate products.

We are also in the initial stages of considering the possibility of a U.S.-based regulatory pathway with NOAA and the U.S. Department of Commerce under the DSHMRA for the commercial production of deep-sea polymetallic nodules in the CCZ.

Summary of Mineral Resources

Below is a summary table of estimated mineral resources in NORI and TOML contract areas as of December 31, 2024. The estimated mineral resources in these areas were determined in 2021 as of December 31, 2020, and also reflect the estimated mineral resources as of December 31, 2024, as none of the mineral resources in these areas were depleted by mining or any other activities. See Item 2 entitled "*Properties*" below for additional information about our estimated mineral resources. Both of these contract areas are in the exploration stage.

Summary Mineral Resources, In-Situ, at end of the fiscal year ended December 31, 2024 at 4kg/m^2 abundance cut-off and based on nickel metal \$16,472/t; copper metal \$6,872/t; cobalt metal \$46,333/t; manganese in manganese silicate \$4.50/dmtu Mn.

	Measured mineral resources		Indicated mineral resources		Measured + indicated mineral resources		Inferred mineral resources	
	Million tonnes (wet)	Grades (%)	Million tonnes (wet)	Grades (%)	Million tonnes (wet)	Grades (%)	Million tonnes (wet)	Grades (%)
Ni								
NORI								
NORI Area A	—	—	—	—	—	—	72	1.35
NORI Area B	—	—	—	—	—	—	36	1.43
NORI Area C	—	—	—	—	—	—	402	1.26
NORI Area D	4	1.42	341	1.40	345	1.40	11	1.38
TOML (Areas A to F)	2.6	1.33	69.6	1.35	72.2	1.35	696	1.29
Total	6.6	1.38	410.6	1.39	417.2	1.39	1,217	1.29
Cu								
NORI								
NORI Area A	—	—	—	—	—	—	72	1.06
NORI Area B	—	—	—	—	—	—	36	1.13
NORI Area C	—	—	—	—	—	—	402	1.03
NORI Area D	4	1.16	341	1.14	345	1.14	11	1.14
TOML (Areas A to F)	2.6	1.05	69.6	1.18	72.2	1.18	696	1.14
Total	6.6	1.12	410.6	1.15	417.2	1.15	1,217	1.10
Co								
NORI								
NORI Area A	—	—	—	—	—	—	72	0.22
NORI Area B	—	—	—	—	—	—	36	0.25
NORI Area C	—	—	—	—	—	—	402	0.21
NORI Area D	4	0.13	341	0.14	345	0.14	11	0.12
TOML (Areas A to F)	2.6	0.23	69.6	0.21	72.2	0.21	696	0.20
Total	6.6	0.17	410.6	0.15	417.2	0.15	1,217	0.21
Mn								
NORI								
NORI Area A	—	—	—	—	—	—	72	28.0
NORI Area B	—	—	—	—	—	—	36	28.9
NORI Area C	—	—	—	—	—	—	402	28.3
NORI Area D	4	32.2	341	31.2	345	31.2	11	31.0
TOML (Areas A to F)	2.6	27.6	69.6	30.3	72.2	30.2	402	29.0
Total	6.6	30.4	410.6	31.0	417.2	31.0	923	28.6

Note: Tonnes are quoted on a wet basis and grades are quoted on a dry basis, which is common practice for bulk commodities. Moisture content was estimated to be 24% w/w for NORI and 28% w/w for TOML. These estimates are presented on an undiluted basis without adjustment for resource recovery.

The initial assessment included in the NORI Technical Report Summary is a conceptual study of the potential viability of NORI's mineral resources. This initial assessment indicates that development of the NORI mineral resource is potentially technically viable; however, due to the preliminary nature of project planning and design, and the untested nature of the specific seafloor production systems at a commercial scale, economic viability has not yet been demonstrated. See Item 2 entitled "*Properties*" included in this Annual Report for additional information about the 2021 economic analysis of NORI Area D.

The NORI Technical Report Summary and TOML Technical Report Summary do not include the conversion of mineral resources to mineral reserves.

You are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves, as defined by the SEC. You are also cautioned that mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and to whether they can be economically or legally commercialized. Under the SEC Mining Rules, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. A significant amount of exploration must be completed in order to determine whether an inferred mineral resource may be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally commercialized, or that it will ever be upgraded to a higher category. Approximately 97% of the NORI Area D resource is categorized as measured or indicated.

Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded to mineral reserves.

Collection and Processing of Polymetallic Nodules

Collection, Transfer and Shipping

We are planning a phased development for NORI Area D. Polymetallic nodules would be collected using offshore collection systems, comprising of nodule collector vehicles on the seafloor, a riser and lifting system (RALS) in the water column, and a production support vessel on the surface. To maintain productivity of the production vessel, nodules are expected to be recovered from the hold of the production vessel using materials handling conveyors and discharged to a dynamically positioned transfer vessel with an expected 50,000 tonne capacity. We believe that this activity can be performed while the production vessel is simultaneously conducting collection operations. The transfer vessel is expected in turn to load bulk carriers using a similar materials handling system to that of the production vessel. The bulk carriers will ship the nodules to onshore processing facilities.

Through our strategic partnership with Allseas, a former drillship vessel (the *Hidden Gem*) acquired by Allseas in February 2020 has been converted and modified to undertake a pre-production collector test in which a collector vehicle, RALS and other systems have been tested. If we obtain an exploitation contract, the first phase of commercial production ("Project Zero") would then be expected to commence after the *Hidden Gem* has been upgraded to become a production support vessel that can produce up to 3 Mtpa (wet) of nodules. The nodules collected in Project Zero are expected to be processed through existing third-party RKEF facilities on a tolling basis.


the metals company
HIDDEN GEM VESSEL
ENVIRONMENTAL MONITORING VESSEL
0-200m
MESOPELAGIC
200-1000m
1000m
BATHYPELAGIC
1000-3000m
2000m
3000m
ABYSSOPELAGIC
3000+m
4000m
4200m
ABYSSAL PLAINS
RISER SYSTEM
OCEANOGRAPHIC MOORING
AUV
CTD ROSETTE
ROV
COLLECTOR VEHICLE
BENTHIC LANDER

Illustration of a polymetallic nodule production system operated at 4 kilometers depth

28

In order to test the collection system, we entered into a contract with Allseas to undertake a pre-production collector test, which was successfully completed in the second half of 2022. We expect that Project Zero commercial production would then commence after the upgrading of the *Hidden Gem* into a production vessel. If we obtain an exploitation contract, we expect to commence Project Zero Collection at a rate of 1.3 Mtpa increasing in staged increments to up to 3.0 Mtpa of wet polymetallic nodules. For Project One, we believe that a fleet of four production vessels, each with multiple dedicated nodule collector vehicles, could be estimated to produce approximately 12 Mtpa of wet nodules at steady state (expected 2030-2045), which we intend to process, either at a new facility to be constructed by us or by potential processing partners, subject to available capital, or at third-party facilities pursuant to a toll treatment model.

We believe that this phased approach to development allows for proper management of risk and for progressive improvement of engineering and operating systems. The intention is to implement the project in multiple phases that will allow the offshore collection systems to be tested and then polymetallic nodule production to be gradually ramped- up. We believe that this approach will de-risk the project for a relatively low initial capital investment while retaining operational options, particularly in relation to logistics, to decrease unit operating cost as production is scaled up. Additionally, this phased development will allow for an adaptive approach to environmental management providing learning at small-scale which would be applied as production increases in scale.

Mineral Processing and Refining and Metallurgical Testing

Pyrometallurgical processing of polymetallic nodules has been extensively studied since the early 1970s.

From an early stage, we have recognized that processing represents a key to potentially commercializing seafloor polymetallic nodules and to becoming a low-cost producer of nickel, manganese, copper and cobalt products. Moreover, we believe that there is a commercial advantage in positioning ourselves as a leader in the onshore processing of seafloor polymetallic nodules.

To this end, we have worked extensively with leading metallurgical testing service providers with technical support from engineering consultancy Hatch to develop pyrometallurgical processing and hydrometallurgical refining technologies for the production of critical metals feedstocks from nodules. We have developed a near-zero solid waste flowsheet and have executed a metallurgical testing program consisting of multiple phases. The pyrometallurgical processing phases at bench and pilot scales have been completed at KLM, FLSmidth and XPS facilities. A bench scale hydrometallurgical program was completed in 2024 at SGS facilities in Lakefield, Ontario. Pursuant to an engineering and consulting services agreement, Hatch provided support and technical advice during the development of the pilot test program, including analyzing and interpreting the testing results through reports provided by the testing service providers.

We expect that the processing of the polymetallic nodules from the NORI Contract Area would also be ramped up in phases. This plan includes initially toll treating polymetallic nodules at existing RKEF plants, utilizing existing excess industry capacity. We believe that there is significant interest to deploy underutilized RKEF plants which may now have increased capacity capabilities as a result of the Indonesian government nickel laterite ore export ban restricting supply of the nickel laterite feedstock that they have previously utilized. These RKEF plants were originally built to convert nickel laterite to ferro-nickel alloy or nickel pig iron and could potentially be converted to smelt polymetallic nodules.

In November 2023, we signed a binding MoU with PAMCO, where PAMCO must complete a feasibility study (anticipated to be completed by mid-2025) to toll treat 1.3 million tonnes of wet polymetallic nodules per year at its Hachinohe, Japan smelting facility. The toll treatment is expected to take place on a dedicated RKEF processing line and produce two products: nickel-copper-cobalt alloy, an intermediate product used as feedstock to produce Li-ion battery cathodes, and a manganese silicate product used to make silico-manganese alloy, a critical input into steel manufacturing.

In parallel, PAMCO is continuing to study the addition of a converting facility to process the intermediate alloy to nickel-copper-cobalt matte, which is an upgraded intermediate battery supply chain feedstock. It is expected that the additional facility would be constructed once commercial processing of polymetallic nodules to alloy has been demonstrated.

Strategic Alliances and Key Commercial Agreements

Allseas Agreements

On March 29, 2019, we entered into a Strategic Alliance Agreement with Allseas, whereby the parties will conduct project development of an integrated offshore nodule collection system for use by our subsidiaries. As initially constituted, Allseas agreed to subscribe for (i) 6,666,667 DeepGreen Common Shares for a purchase price of $20,000,000 in cash (the "Subscription"), the entire amount of which was funded, and (ii) an additional 10,000,000 DeepGreen Common Shares in exchange for services rendered by Allseas in respect of the contemplated pilot mining test system (the "PMTS"), which would be designed, built and tested by Allseas. The 10,000,000 shares would only be issued upon completion of the pilot mining test in the CCZ using the PMTS (the "Success Fee Shares"), along with an additional $30 million cash success fee that would be payable simultaneously therewith. The Strategic Alliance Agreement also contemplated that the parties would enter into other commercial arrangements following the successful completion of the pilot trials of the PMTS in the CCZ.

On July 8, 2019, we and Allseas entered into the Pilot Mining Test Agreement (the "PMTA"), which governed the terms, design specifications, procedures, and timetable under which Allseas agreed to complete and test the PMTS, to be used by NORI. The PMTA was subsequently amended on September 1, 2019, February 20, 2020, March 4, 2021, June 30, 2021 and February 8, 2023. The Strategic Alliance Agreement was also amended on March 4, 2021 (collectively with the PMTA amendment of the same date, the "Amendment"), which Amendment became effective on September 9, 2021, the closing date of the business combination pursuant to the terms of the business combination agreement, dated as of March 4, 2021, by and among us (f/k/a Sustainable Opportunities Acquisition Corp.), 1291924 B.C. Unlimited Liability Company and DeepGreen Metals Inc. (the "Business Combination"). Pursuant to the Amendment, the cash fee payable pursuant to the PMTA was amended such that we would pay to Allseas (i) $10,000,000 on June 30, 2021 (which we subsequently amended with Allseas to change to within 10 business days of September 9, 2021 in a further amendment; this amount was paid on October 5, 2021), (ii) $10,000,000 on the later of January 1, 2022 and such time that confirmation is received with respect to the successful completion of the North Sea drive test, which was paid on April 25, 2022, and (iii) $10,000,000 upon successful completion of the pilot trials in the CCZ using the PMTS which was settled through the issuance of 10 million Common Shares in February 2023, along with additional costs owed Allseas under the PMTA in 850,000 Common Shares, in each case, priced at $1.00 per share under the fifth amendment to the PMTA. Pursuant to the Amendment, except as provided therein, Allseas may not, without our prior written consent, terminate the Strategic Alliance Agreement or the PMTA before NORI receives an ISA exploitation contract.

The PMTA terminated by its terms upon the successful completion of the PMTS, whereas the overarching Strategic Alliance Agreement remains in place.

On March 16, 2022, NORI and Allseas entered into a non-binding term sheet for the development and operation of a commercial nodule collection system. The PMTS developed and tested by Allseas was expected to be upgraded to a commercial system with a targeted production capacity of at least 1.3 Mtpa of wet nodules ("Project Zero System"). NORI and Allseas intended to equally finance all costs related to developing and getting Project Zero System into production that were estimated at less than EUR100 million. It was anticipated that NORI will not have to make any Project Zero System-related payments to Allseas until later in 2023. Once in production, NORI expected to pay Allseas a nodule collection and transshipment fee estimated at approximately EUR 150 per wet tonne in the first year of operations and expected to be reduced by more than 20% in the following years as Allseas scaled up production to at least 1.3 Mtpa of wet nodules.

Subject to the necessary regulatory approvals, Allseas and NORI also intend to investigate acquiring a second production vessel similar to the *Hidden Gem*, a further Samsung 10000 vessel, with the potential for it to be engineered to support a production rate of 3.0 Mtpa of wet nodules.

Following the successful completion of the NORI Area D pilot collection system trials in November 2022 and subsequent analysis of pilot data, the parties reviewed Project Zero System production target increases, system design changes and associated cost estimates revisions. In August 2023, we announced that Allseas and NORI were executing on a plan designed based on Allseas' estimates to increase the maximum production capacity of the Project Zero Offshore Nodule Collection System from the previous estimate of 1.3 million wet tonnes per annum to up to an estimated 3.0 million wet tonnes per annum in stepped increments, a potential increase of 130%. The upgrades are expected to include the addition of a second collector vehicle, the use of a wider diameter riser pipe from the seafloor to the surface, implementation of a larger compressor spread and improvements to the system designed to further mitigate its environmental impacts and addition of a nodule transfer vessel with dynamic positioning to enable continuous nodule collection operations without stoppages from offloading.

System capacity is expected to be increased over time as production and experience milestones are met, which we believe will help manage operational risk, minimize up-front capital expenditure requirements and allow for staged increases in capacity as environmental review thresholds are met.

In addition, in August 2023, we entered into an Exclusive Vessel Use Agreement with Allseas pursuant to which Allseas will give exclusive use of the *Hidden Gem* to us in support of the development of the Project Zero Offshore Nodule Collection System until the system is completed or December 31, 2026, whichever is earlier. In consideration of the exclusivity term, we issued 4.15 million Common Shares to Allseas on August 14, 2023. We expect that the definitive agreement with Allseas discussed above will extend the exclusive use of the *Hidden Gem*.

There can be no assurances, however, that we will enter into definitive agreements with Allseas contemplated by the non-binding term sheet in a particular time period, or at all, or on terms similar to those set forth in the non-binding term sheet, or that if such definitive agreements are entered into by us that the proposed commercial systems and second production vessel will be successfully developed or operated in a particular time period, or at all.

Offtake Agreements

On May 25, 2012, our wholly-owned subsidiary, DGE, and Glencore, entered into a copper offtake agreement and a separate nickel offtake agreement (together, the "Glencore Offtake Agreements"), pursuant to which Glencore has the right to purchase from DGE 50% of the annual quantity of copper material and 50% of the annual quantity of nickel material produced by DGE from ore derived from the NORI Contract Area at a processing plant directly owned or controlled by DGE. Pursuant to the Glencore Offtake Agreements, for London Metal Exchange ("LME") Codelco registered Grade "A" copper cathodes, the delivered price is the official LME Copper Grade "A" Cash Settlement quotation as published in the London Metal Bulletin averaged over the month of shipment or the following month at Glencore's choice, plus the official long-term contract premium as announced annually by Codelco, basis CIF Main European Ports (Rotterdam, the Netherlands). For LME Registered Primary Nickel, the delivered price is the official LME Primary Nickel Cash Settlement averaged over the month of shipping or the following month at Glencore's choice. For other copper-bearing material and other nickel-bearing material, the parties shall agree a price annually for the forthcoming calendar year on the basis of prevailing market prices for such copper products and such nickel products. The Glencore Offtake Agreements are for the life of the NORI Contract Area, and either party may terminate the agreement upon a material breach or insolvency of the other party. Glencore may also terminate either agreement by giving 12 months' prior written notice. The Glencore Offtake Agreements do not extend to any other of our entities in the event other entities are the ultimate processing owners for metal products. The Glencore Offtake Agreements only apply with respect to metals processed and developed from the NORI areas that are processed by a facility owned or controlled by DGE and do not apply to other projects (including TOML). Concurrent with entering into the Glencore Offtake Agreements, Glencore made an equity investment of $5 million into our Company.

Binding MoU with PAMCO

In November 2022, we signed a non-binding MoU with PAMCO to evaluate the toll treatment of an initial quantity of 1.3 million tonnes of wet polymetallic nodules per year at PAMCO's Hachinohe, Japan smelting facility. Potential progression to a NiCuCo matte product along with potentially higher throughputs were also included in the evaluation study. PAMCO successfully completed a pre-feasibility exercise pursuant to the non-binding MoU signed by the parties in November 2022.

In November 2023, we signed a binding MoU with PAMCO, where PAMCO must complete a feasibility study (expected to be completed by mid-2025) to toll treat 1.3 million tonnes of wet polymetallic nodules per year at its Hachinohe, Japan smelting facility. The toll treatment is expected to take place on a dedicated RKEF processing line and produce two products: nickel-copper-cobalt alloy, an intermediate product used as feedstock to produce Li-ion battery cathodes, and a manganese silicate product used to make silico-manganese alloy, a critical input into steel manufacturing. PAMCO's Hachinohe facility is located on the coast in northern Japan and is equipped with port and processing infrastructure required to receive and process polymetallic nodules and to ship products to customers. Under the new binding MoU:

- PAMCO, with our support, expects to complete the feasibility study by mid-2025;

- We will provide PAMCO with the exclusive right to the first 1.3Mtpa of the expected 3Mtpa of wet nodule collection capacity of our first nodule collection system until completion of the feasibility study;

- The parties will enter into good faith negotiations to finalize definitive processing agreements on completion of the feasibility study.

The PAMCO feasibility study is expected to confirm the operating parameters and product specifications for PAMCO's dedicated production line and define the scope and execution plan for any additional equipment requirements, which are currently expected to be minor. An extended pilot demonstration program utilizing existing kilns and furnaces at PAMCO's Hachinohe, Japan facility is in progress, treating a 2,000 tonne sample of polymetallic nodules collected during the successful pilot nodule collector test completed by Allseas in November 2022 on the NORI Area D, with the goal of optimizing the furnace refractory selection and confirm commercial scale operating parameters such as tapping temperatures and dusting rates when treating nodules through the Hachinohe facility. The costs of processing polymetallic nodules will also be estimated to help finalize the definitive processing agreement.

In parallel, PAMCO is continuing to study the addition of a converting facility to process the intermediate alloy to nickel-copper-cobalt matte, which is an upgraded intermediate battery supply chain feedstock. It is expected that the additional facility would be constructed once commercial processing of polymetallic nodules to alloy has been demonstrated.

On September 9, 2024, we announced that PAMCO had successfully produced 500 tonnes of calcine from processing polymetallic nodules in a rotary kiln and then on February 18, 2025, we announced that approximately 450 tonnes of calcine had been successfully smelted by PAMCO to produce 35 tonnes of NiCuCo alloy and 320 tonnes of Mn silicate products.

We expect this partnership to progress to a definitive agreement in 2025, subject to successful feasibility study outcomes and agreement to mutually acceptable commercial terms. There can be no assurance that we will enter into a definitive tolling agreement in a particular time period, or at all, or on terms similar to those set forth in the binding MoU, or that if a definitive tolling agreement is entered into by us or that the existing facility will be able to successfully process nodules in a particular time period, or at all.

Competition

Terrestrial metals production is capital intensive and competitive. Production of nickel, cobalt and manganese alloys is largely dominated by Chinese or Chinese-funded competitors. Additionally, Chinese resources firms have historically been able to produce minerals and/or process metals from land-based operations in developing countries across the globe (e.g., cobalt in the DRC, nickel in Indonesia and the Philippines) at relatively low costs due to scale, efficiency and regulatory factors, including less stringent environmental and social regulations and lower labor and benefit costs.

In addition to the two contracts held by our subsidiaries, 17 other entities (ISA Member States and private companies sponsored by ISA Member States) currently hold ISA Exploration Contracts for polymetallic nodules in the CCZ, Western Pacific and Indian Ocean Basin. If and when they move into the exploitation phase, each of these contract-holders could become a potential competitor with respect to the collection of polymetallic nodules and the production of nickel, manganese, copper and cobalt products. Furthermore, several nation-states are working on developing polymetallic nodule resources inside their Exclusive Economic Zones ("EEZs"), with the Cook Islands granting three exploration contracts for polymetallic nodules in February 2022, India announcing an auction of polymetallic nodule exploration tenements in 2024 and a large polymetallic nodule deposit was discovered in the Japanese EEZ in mid-2024, with further exploration and test mining in the works.

Beyond polymetallic nodules, nations like Norway, Japan, PNG, Brazil, India, Oman and the Kingdom of Saudi Arabia are exploring other types of deep-sea resources containing some of the metals contained in polymetallic nodules. There is increasing competition from new and existing marine mineral companies for the availability of marine exploration and support vessels, related marine equipment and specialized personnel, desirable exploration areas, suitable offshore collection and onshore processing equipment, and available capital. Some of our competitors may equally find more promising resources, identify or develop more economic technologies, enter into strategic partnerships that constrain our optionality, or may develop novel methods to collect nodules from the seafloor or process nodules into metals that are more economic than we currently contemplate.

Regulations

United Nations Convention on the Law of the Sea

The Area is defined as the seabed and subsoil beyond the limits of national jurisdiction (UNCLOS Article 1).

The principal policy documents governing the Area, including the CCZ, include:

- the UNCLOS, of 10 December 1982; and

- the 1994 Implementation Agreement.

UNCLOS deals with, among other things, navigational rights, territorial sea limits, exclusive economic zone jurisdiction, the continental shelf, freedom of the high seas, legal status of resources on the seabed beyond the limits of national jurisdiction, passage of ships through narrow straits, conservation and management of living marine resources in the high seas, protection of the marine environment, marine scientific research, and settlement of disputes.



Part XI of UNCLOS and the 1994 Implementation Agreement deal with mineral exploration and collection in the international seabed, known as the Area, providing a framework for entities to obtain legal title to areas of the seafloor from the ISA for the purpose of exploration and eventually collection of resources. UNCLOS became effective on November 16, 1994. A subsequent agreement relating to the implementation of Part XI of UNCLOS was adopted on July 28, 1994 and became effective on July 28, 1996. The 1994 Implementation Agreement and Part XI of UNCLOS are to be interpreted and applied together as a single instrument. As of July 2024, UNCLOS had been signed by 169 States (countries) and the European Union.

International Seabed Authority

The ISA is an autonomous international organization established under UNCLOS and the 1994 Implementation Agreement to organize and control activities in the Area, particularly with a view to administering and regulating the development of the resources of the Area, in accordance with the legal regime established under UNCLOS and the 1994 Implementation Agreement. In so doing, the ISA has the mandate to regulate all mineral related activities in the Area for the benefit of humankind and ensure the effective protection of the marine environment from harmful effects that may arise from deep-seabed related activities. The ISA is comprised of UNCLOS signatories, 169 Member States, and the European Union. All parties to UNCLOS are members of the ISA. Two principal entities establish the policies and govern the work of the ISA: the Assembly, where all 170 members are represented (the "Assembly"), and a 36-member council elected by the Assembly (the "Council"). The Council has two advisory bodies: the Legal Technical Commission ("LTC") (41 members), which advises the Council on matters relating to the exploration and collection of non-living marine resources, such as polymetallic nodules, polymetallic sulphides and cobalt-rich ferromanganese crusts, and the Finance Committee (15 members), which deals with budgetary and related matters.

All rules, regulations, and procedures issued by the ISA to regulate prospecting, exploration, and collection of marine minerals are issued within a general legal framework established by UNCLOS and the 1994 Implementation Agreement. To date, the ISA has issued the following regulations (*https://www.isa.org.jm/mining-code/Regulations*):

- The Regulations on Prospecting and Exploration for Polymetallic Nodules in the CCZ (adopted July 13, 2000, as amended in 2013; the Regulations).

- The Regulations on Prospecting and Exploration for Polymetallic Sulphides (adopted May 7, 2010).

- The Regulations on Prospecting and Exploration for Cobalt-Rich Ferromanganese Crusts in the CCZ (July 2012).

No commercial polymetallic nodule collection operations have started anywhere in the world. Currently, exploration activities undertaken are aimed at gathering the necessary information on the location, quality and quantity of the minerals of the seabed as well as collecting the necessary environmental and social baseline information. To date, the ISA has approved 17 contracts in the CCZ for exploration of nodules, one in the Indian Ocean and one in the Western Pacific Ocean covering more than 1.35 million square kilometers of the seabed. This represents 0.3 percent of the world's oceans seafloor. Twelve of these contracts are sponsored by developing countries (including the sponsors of our subsidiaries NORI — Nauru, and TOML — Tonga). Thirteen countries and one intergovernmental consortium currently have contracts for the exploration of polymetallic nodules, seven countries have contracts for the exploration of polymetallic sulphides, and five countries have contracts for the exploration of cobalt-rich ferromanganese crusts. To date, no exploitation contracts for extracting minerals from the seafloor within the CCZ have been granted. The ISA is currently working on the development of a legal framework to regulate the commercialization of mineral development activities, as described below.

In 2014, the ISA completed a study looking at comparative extractive regulatory regimes. This was followed in March 2014 with a stakeholder survey seeking comments on what financial, environmental, and health and safety obligations should be included under the framework (ISA 2014).

In August 2017, the Council released the first Draft Regulations on Exploitation of Mineral Resources in the CCZ, as subsequently amended. In March 2019, the Council released the advance and unedited text (English only) of the Draft Regulations on Exploitation of Mineral Resources in the CCZ (ISBA/25/LTC/WP.1) (ISA, 2018). The revised draft exploitation regulations incorporated the consideration of requests addressed to the LTC by the Council during the first part of the 24th Session in March 2018, as well as certain comments by the Commission, and also reflected the responses to the first draft from stakeholder submissions. The exploitation regulations will create the legal and technical framework for collection and related operations. Finalization of the exploitation regulations remains subject to the decision of the members of the ISA. Final exploitation regulations must be adopted by the Council. The ISA was targeting to finalize these regulations by July 2020, but the COVID-19 pandemic disrupted ISA meetings and discussions. At its July 2023 28th Session meeting, the Council adopted a decision with a view to adopt final exploitation regulations during the thirtieth ISA session in 2025.

We are still in the exploration phase of the project and have not yet obtained an exploitation contract from the ISA ("ISA Exploitation Contract") to commence commercial-scale polymetallic nodule collection in the CCZ. An ISA exploitation contract application is comprised of several components, including Certificate of Sponsorship, Mining Plan, Financing Plan, EIS, Emergency Response and Contingency Plan, Health and Safety Plan and maritime Security Plan, Training Plan, EMMP and Closure Plan. In addition, we do not have the applicable environmental and other permits required to build or modify and operate commercial scale polymetallic nodule processing and refining plants on land.

Section 1, paragraph 15 of the 1994 Agreement relating to the Implementation of Part XI of the UNCLOS allows a member state whose national intends to apply for approval of a plan of work for exploitation to notify the ISA of such intention. This notice obliges the ISA to complete the adoption of exploitation regulations within two years of the request made by the member state.

On June 25, 2021, Nauru submitted its notice to the ISA requesting that it complete the adoption, by July 9, 2023, of rules, regulations and procedures necessary to facilitate the approval of plans of work for exploitation in the Area. The ISA did not complete the adoption of the rules, regulations and procedures by July 9, 2023, as required. At its July 2024 session, the ISA completed a first reading of the consolidated text and requested the Secretariat produce a second consolidated text in 2024. The ISA agreed to continue the negotiations of the Mining Code with a continued view to its adoption during the 30th Session of the ISA in 2025. The ISA Council has scheduled two ISA Council meetings in March and July 2025 to progress the Mining Code and has agreed to continue working inter-sessionally to advance the text. The second consolidated text of the draft Mining Code was released in November 2024.

Although we believe that the ISA will adopt the exploitation regulations and any necessary rules, regulations and procedures to facilitate the approval of a plan of work for exploitation by the thirtieth session as the ISA has indicated, there can be no assurances that the adoption of these regulations will not be delayed or paused as a result of the actions of ISA member States. The Draft Regulations and several supporting standards and guidelines are at an advanced stage, but there remains uncertainty regarding the final form that these will take as well as the impact that such regulations, standards and guidelines will have on our ability to begin commercial operations in a timely manner, or at all. If the ISA Council has not completed the adoption of such regulations within the prescribed time and an application for approval of a plan of work for exploitation is pending, the ISA shall nonetheless consider and provisionally approve such a plan of work for exploitation based on: (i) the provisions of the UNCLOS; (ii) any rules, regulations and procedures that the ISA may have adopted provisionally, (iii) the basis of the norms contained in the UNCLOS and (iv) the terms and principles contained in the Agreement relating to the Implementation of Part XI, including the principle of non-discrimination among contractors. There can be no assurance that the ISA will provisionally approve our plan or that such provisional approval would lead to the issuance of an exploitation contract by the ISA.

On November 12, 2024, we announced that our subsidiary, NORI, intends to submit its application for an exploitation contract to the ISA on June 27, 2025.

Consistent with NORI's rights under the UNCLOS, and the 1994 Agreement relating to the Implementation of Part XI of UNCLOS (the Agreement), NORI reserves its right to submit an application for a plan of work for exploitation, which will be included as part of the application for an exploitation contract, prior to the ISA's provisional adoption and approval of the exploitation regulations, the possibility of which was recognized in the ISA Council decisions ISBA/28/C/24 and ISBA/28/C/25, and to have that application considered and provisionally approved pursuant to Section 1, Paragraph 15 of the Annex to the Agreement.

The NORI Exploration Contract

In July 2011, our wholly-owned subsidiary, NORI, was granted a polymetallic nodule exploration contract by the ISA, providing it exclusive rights to explore 74,830 square kilometers in the CCZ pursuant to the NORI Exploration Contract ("NORI Exploration Contract"). The NORI Exploration Contract was approved by the Council on July 19, 2011, and entered into on July 22, 2011, between NORI and the ISA, and terminates on July 22, 2026, subject to extension.

The NORI Exploration Contract, which was granted pursuant to the ISA's Regulations on Prospecting and Exploration for Polymetallic Nodules in the CCZ (the "Regulations"), formalized a 74,830 square kilometers exploration area, has an initial term of 15 years (subject to renewal for successive five-year periods), and provides for certain obligations with respect to exploration, training, and other programs of activities for an initial five-year period. The NORI Exploration Contract also formalized the rights of NORI around future rights. Pursuant to the Regulations, NORI has the priority right to apply for an exploitation contract to collect polymetallic nodules in the same area (Regulation 24(2)). Such preference or priority may be withdrawn by the Council if the contractor has failed to comply with the requirements of its approved plan of work for exploration within the time period specified in a written notice or notices from the Council to the contractor indicating which requirements have not been complied with by the contractor. After a hearing process, the Council would be required to provide the reasons for its proposed withdrawal of preference or priority and shall consider any contractor's response. The decision of the Council shall take account of that response and shall be based on substantial evidence.

During exploration, NORI is required to, among other things:

- implement the agreed plan of work;

- submit an annual report to the ISA;

- meet certain performance and expenditure commitments;

- pay an annual overhead charge to cover the costs incurred by the ISA in administering and supervising the contract;

- implement training programs for personnel of the ISA and developing countries in accordance with an approved training program;

- take measures to prevent, reduce, and control pollution and other hazards to the marine environment arising from its activities in the CCZ;

- maintain appropriate insurance policies;

- establish environmental baselines against which to assess the likely effects of its program of activities on the marine environment; and

- establish and implement a program to monitor and report on such effects.

On November 12, 2024, we announced that our subsidiary, NORI, intends to submit its application for an exploitation contract to the ISA on June 27, 2025. To date, no exploitation contracts for extracting minerals from the international seafloor have been granted. The ISA is currently working on the development of a legal framework to regulate the exploitation of polymetallic nodules in the Area, as described above.

In 2021, NORI submitted a review of the implementation of the plan of work for the period from 2017 to 2021 to the ISA. The review included a proposed plan of work for the next five-year period from 2022 to 2026. On February 3, 2022, the ISA confirmed that the Secretariat and Commission had reviewed NORI's report and noted that the program of activities for the next five-year period was acceptable. NORI is required to submit an application for extension no later than six months before the expiration of the contract. NORI intends to submit an application for a five-year extension in 2025.

The ISA Council may suspend or terminate the NORI Exploration Contract, without prejudice to any other rights that the ISA may have, if any of the following events should occur:

- if, in spite of written warnings by the ISA, NORI has conducted its activities in such a way as to result in serious persistent and willful violations of the fundamental terms of the NORI Exploration Contract, Part XI of UNCLOS, the 1994 Agreement and the rules, regulations and procedures of the ISA: to this point, NORI is compliant and has never received a written warning from the ISA;

- if NORI has failed to comply with a final binding decision of the dispute settlement body applicable to it; or

- if NORI becomes insolvent or commits an act of bankruptcy or enters into any agreement for composition with its creditors or goes into liquidation or receivership, whether compulsory or voluntary, or petitions or applies to any tribunal for the appointment of a receiver or a trustee or receiver for itself or commences any proceedings relating to itself under any bankruptcy, insolvency or readjustment of debt law, whether now or hereafter in effect, other than for the purpose of reconstruction.

Additionally, if the nationality or control of NORI changes or NORI's sponsoring State, as defined in the Regulations, terminates its sponsorship and NORI does not obtain another sponsor meeting the requirements prescribed in the Regulations, then the NORI Exploration Contract will terminate.

The NORI Sponsorship Agreement

NORI is sponsored by Nauru pursuant to a certificate of sponsorship signed by the Government of Nauru on April 11, 2011. NORI is a Nauruan incorporated entity and is subject to applicable Nauruan legislation and regulations. In 2015, the Nauruan government established the Nauru Seabed Minerals Authority to regulate activities carried out by companies sponsored by Nauru.

Throughout the period of the NORI Exploration Contract, NORI must be sponsored by a State that is party to UNCLOS. If the nationality or control of NORI changes or NORI's sponsoring State, as defined in the Regulations, terminates its sponsorship, NORI must promptly notify the ISA. In either event, if NORI does not obtain another sponsor meeting the requirements prescribed in the Regulations and fails to submit to the ISA a certificate of sponsorship for NORI in the prescribed form within six months, the NORI Exploration Contract will terminate.

On July 5, 2017, Nauru, the Nauru Seabed Minerals Authority and NORI entered into a sponsorship agreement (the "NORI Sponsorship Agreement") formalizing certain obligations of the parties in relation to NORI's exploration and potential collection of nodules within the NORI Contract Area of the CCZ. The NORI Sponsorship Agreement will remain in force for the duration of the 15-year NORI Exploration Contract and will automatically extend for a further 20 years upon NORI reaching the minimum recovery level under an ISA Exploitation Contract, unless earlier terminated by the ISA as a result of NORI's breach of the NORI Exploration Contract or pursuant to its terms. Upon reaching the minimum recovery level within the tenement area, NORI will pay Nauru a seabed mineral recovery payment based on the polymetallic nodules recovered from the tenement area. In addition, NORI will pay an administration fee each year to Nauru for such administration and sponsorship, which is subject to review and increase in the event that NORI is granted an ISA Exploitation Contract. NORI has begun discussions with the Government of Nauru to renegotiate the existing sponsorship agreement and has committed to paying corporate income tax within Nauru.

NORI is sponsored to carry out its mineral exploration activities in the CCZ by Nauru, pursuant to a certificate of sponsorship signed by the Government of Nauru on April 11, 2011. Sponsorship of an entity requires the sponsoring State to certify that it assumes responsibility for the entity's activities in the CCZ in accordance with UNCLOS. NORI is a Nauruan incorporated entity and is subject to applicable Nauruan legislation and regulations.

The TOML Exploration Contract

In March 2020, we acquired TOML from Deep Sea Mining Finance Limited, providing us with exclusive rights to explore a 74,713 square kilometers area of the CCZ seabed. TOML holds an exploration contract granted by the ISA and sponsored by the Kingdom of Tonga pursuant to the TOML Exploration Contract ("TOML Exploration Contract"). The plan of work was approved by the Council, acting on the recommendation of the LTC, on July 19, 2011. The TOML Exploration Contract was then signed on January 11, 2012 between TOML and the ISA and terminates on January 11, 2027, subject to a potential extension under the terms of the agreement.

The TOML Exploration Contract was granted pursuant to the ISA's Regulations, as well as Article 153 of UNCLOS, and formalized a 74,713 square kilometers exploration area. The TOML Exploration Contract includes an initial term of 15 years, which may be extended under the contract, and a program of activities to be completed within the first five-year period of the term. The TOML Exploration Contract also formalized the rights of TOML around future rights. Pursuant to the Regulations, TOML has the priority right to apply for an ISA Exploitation Contract to collect polymetallic nodules in the same area (Regulation 24(2)). The Regulations state that a contractor who has an approved plan of work for exploration only shall have a preference and a priority among applicants submitting plans of work for collection of the same area and resources. Such preference or priority may be withdrawn by the Council if the contractor has failed to comply with the requirements of its approved plan of work for exploration within the time period specified in a written notice or notices from the Council to the contractor indicating which requirements have not been complied with by the contractor. After a hearing process, the Council shall provide the reasons for its proposed withdrawal of preference or priority and shall consider any contractor's response. The decision of the Council shall take account of that response and shall be based on substantial evidence.

Under ISA requirements contractors are required to submit five-year work programs. The first TOML five-year work program was completed in 2016 and reviewed and accepted by the ISA in late 2016. In 2021, TOML submitted a review of the implementation of the plan of work for the period from 2017 to 2021 to the ISA. The review included a proposed plan of work for the next five-year period from 2022 to 2026.

On December 23, 2022, the ISA accepted TOML's proposed program of activities for the 2022-2026 five-year period.

The ISA Council may suspend or terminate the TOML Exploration Contract, without prejudice to any other rights that the ISA may have, if any of the following events occur:

- if, in spite of written warnings by the ISA, TOML has conducted its activities in such a way that results in serious persistent and willful violations of the fundamental terms of this contract, Part XI of UNCLOS, the 1994 Agreement and the rules, regulations and procedures of the ISA: to this point, TOML is compliant and has never received a written warning from the ISA;

- if TOML has failed to comply with a final binding decision of the dispute settlement body applicable to it;

- if TOML becomes insolvent or commits an act of bankruptcy or enters into any agreement for composition with its creditors or goes into liquidation or receivership, whether compulsory or voluntary; or

- petitions or applies to any tribunal for the appointment of a receiver or a trustee for itself or commences any proceedings relating to bankruptcy, insolvency or readjustment of debt law, whether now or hereafter in effect, other than for the purpose of reconstruction.

Additionally, if the nationality or control of TOML changes or TOML's sponsoring State, as defined in the Regulations, terminates its sponsorship and TOML does not obtain another sponsor meeting the requirements prescribed in the Regulations, then the TOML Exploration Contract will terminate.

The TOML Sponsorship Agreement

On March 8, 2008, Tonga and TOML entered into the TOML Sponsorship Agreement formalizing certain obligations of the parties in relation to TOML's exploration and potential exploitation of a proposed application to the ISA (subsequently granted) known as the TOML Area. TOML updated the sponsorship agreement with Tonga in September 2021. Unless otherwise terminated by the parties, the term for the TOML Sponsorship Agreement is for the duration of TOML's ISA Exploration Contract and will automatically extend for a further 25 years upon TOML being granted an ISA Exploitation Contract. Upon reaching the minimum recovery level within the tenement area, TOML has agreed to pay Tonga a seabed mineral recovery payment based on the polymetallic nodules recovered from the tenement area. In addition, TOML will pay an administration fee each year to Tonga for such administration and sponsorship, which is subject to review and increase in the event that TOML is granted an ISA Exploitation Contract. TOML expects to renegotiate the existing sponsorship agreement with Tonga prior to entering into operations in the TOML area and has committed to paying corporate income tax within Tonga.

Royalties and taxes

Royalties and taxes payable on any future production from the CCZ will be stipulated in the ISA's exploitation regulations. While the rates of payments are yet to be set by the ISA, the 1994 Implementation Agreement (Section 8(1)(b)) prescribes that the rates of payments "shall be within the range of those prevailing in respect of land-based mining of the same or similar minerals in order to avoid giving deep seabed miners an artificial competitive advantage or imposing on them a competitive disadvantage."

An open-ended working group has been formed and has met numerous times to discuss potential ISA royalty and sponsoring State taxation regimes supported by modelling conducted by the Massachusetts Institute of Technology. A final royalty and payment regime has not been agreed.

Under the NORI Sponsorship Agreement between Nauru and NORI and under the TOML Sponsorship Agreement between Tonga and TOML, upon reaching a minimum recovery level within the tenement areas, NORI and TOML have agreed to pay Nauru and Tonga a seabed mineral recovery payment for polymetallic nodules recovered from the tenement area, annually adjusted (from year 5) on a compounding basis based on the official inflation rate in the U.S. In addition, NORI and TOML will pay an administration fee each year to Nauru and Tonga for such administration and sponsorship, which is subject to review and increase in the event that NORI or TOML are granted an ISA Exploitation Contract. NORI and TOML have both committed to paying corporate income tax within Nauru and Tonga, respectively.

Environmental Regulation

The ISA is mandated through UNCLOS to "preserve and protect the marine environment" while developing the resources within the Area. Given the location of the NORI Contract Area, the ISA is responsible for assessing the ESIA prepared by NORI and for granting the relevant permits.

The ISA has issued Regulations on Prospecting and Exploration for Polymetallic Nodules (adopted on July 13, 2000, updated on July 25, 2013). The regulations are complemented by the LTC's recommendations for the guidance of contractors on assessing the environmental impacts of exploration. The exploitation regulations on deep-seabed collection will be complemented by various standards and guidelines, and environmental thresholds. The ISA is currently developing these standards and guidelines, and thresholds which are expected to be finalized by the LTC and adopted by the Council. The ISA has divided the required standards and guidelines in three phases.

- Phase 1: Standards and guidelines deemed necessary to be in place by the time of adoption of the draft regulations on exploitation.

- Phase 2: Standards and guidelines deemed necessary to be in place prior to the receipt of an application of a plan of work for exploitation.

- Phase 3: Standards and guidelines deemed necessary to be in place before commercial mining activities commence in the Area.

Ten standards and guidelines have been prepared in Phase 1, provided to stakeholders for comment, reviewed and amended by the LTC and provided to Council for consideration and approval. Additional standards and guidelines will be drafted as part of the development of Phase 2 and 3.

Although the environmental impact review process has not yet been finalized, all contractors have been made aware that the ISA requires the completion of baseline studies and Environmental Impact Assessment ("EIA"), culminating in an EIS for proposed commercial operations, prior to collection. An EIS and an EMMP, will be required as part of the application for an ISA Exploitation Contract for operations in the CCZ. Environmental and social baseline studies are being conducted, and NORI has engaged several leading deep-sea research institutions and scientists to contribute to our environmental and social impact assessment program, consisting of over 100 discrete studies.

NORI's offshore exploration campaigns have included sampling to support environmental studies, collection of high-resolution imagery, full column physical and chemical oceanographic data and environmental baseline studies. Our last offshore campaign to collect environmental baseline data was completed in 2022. An integrated collector test involving trialing of collector vehicle and riser system took place in 2022. The environmental impacts of this test were monitored from a separate research vessel. An additional environmental campaign was executed in 2023 to return to the site 12 months after the test. Data collected from the test monitoring campaign and 12-month revisit campaigns will be used to forecast the impacts for a full-scale commercial operation in NORI's EIS. NORI intends to manage the project under the governance of an environmental management system ("EMS"), which is to be developed in accordance with the international EMS standard, ISO 14001:2004. The EMS will provide the overall framework for the environmental management and monitoring plans that are required.

NORI's EMMP will specify the objectives and purpose of all monitoring requirements, the components to be monitored, frequency of monitoring, methods of monitoring, analysis required in each monitoring component, monitoring data management and reporting. The EMMP will be submitted to the ISA as part of the ISA Exploitation Contract application.

Pursuant to Article 165(2)(b) of the Convention and Paragraph 11(a) of the 1994 Agreement, an application for a Plan of Work is first reviewed by the LTC and a recommendation concerning the approval of the Plan of Work is submitted by the LTC to the Council. Rule 44 of the LTC's Rules of Procedure requires decision making by consensus. If all efforts to reach consensus have been exhausted, however, then a decision by voting shall be taken by a majority of members present and voting.

If a positive recommendation is submitted by the LTC to the Council concerning the approval of a Plan of Work, the Council is required to approve the LTC's recommendation unless a two-thirds majority of its members present and voting, including a majority of members present and voting in each of the chambers of the Council, decides to disapprove the Plan of Work. If the Council does not take a decision on the LTC's recommendation within 60 days, the recommendation shall be deemed to have been approved by the Council.

In addition, the sponsoring State has a responsibility to put in place legislation to ensure the entity it has sponsored complies with UNCLOS and ISA rules and regulations. Nauru implemented the Nauru International Seabed Minerals Act in 2015, which was amended and renamed to Nauru Seabed Minerals Authority Act in 2024, that NORI is required to comply with.

NORI's assessment is that it is in compliance with existing exploration permits and contracts. In addition to working on key engineering aspects of the project such as designing the final nodule collector and the dewatering facility, NORI is also continuing the following tasks:

- delineating nodule mineralization;

- characterizing the nature of any materials returned to the environment;

- developing oceanographic and physical information to inform models (e.g., sediment plume models); and

- developing other plans, including the EMMP and the various subordinate plans.

In November 2023, we entered into a binding MoU with PAMCO whereby they must complete a feasibility study (anticipated to be completed in mid-2025) to toll treat 1.3 million tonnes of wet polymetallic nodules per year at its Hachinohe, Japan smelting facility. PAMCO's Hachinohe facility is located on the coast in northern Japan and is equipped with port and processing infrastructure required to receive and process polymetallic nodules and to ship products to customers. This is an existing facility that has processed laterite ores since the mid 1960's and has all the required operating permits to do so. The planned metallurgical process is expected to generate near-zero solid waste products. The deleterious elements' (for example, cadmium and arsenic) content of the nodules is understood to be very low, indicating that with careful management, the environmental impacts of the processing operation are expected to be low. PAMCO are working with Japanese authorities to ensure that the environmental impacts of treating nodules are minimized and can be undertaken within PAMCO existing permissions or ensuring appropriate permissions are issued if required.

Intellectual Property

Our success depends in part upon our ability to obtain and maintain patent protection of our core technology and intellectual property, as well as that of our strategic partners, and particularly that our freedom to operate is not restricted by patents lodged by competitors or other third parties. Moreover, we rely on a combination of trade secret protection, non-disclosure and licensing agreements and trademarks to establish and protect our proprietary intellectual property. To this end, we maintain a portfolio of issued patents and pending patent applications, which relate to offshore collection systems and to the processing of polymetallic nodules for recovering metals. As we rely on a number of patents to establish and protect our intellectual property, we have obtained and filed patent applications in countries throughout North America, Europe and Asia.

We cannot conclusively state that any pending applications, existing or future intellectual property will be definitively useful in protecting or promoting our business and growth plans. Please see the section entitled "*Risk Factors*" for additional information on the risks associated with our intellectual property strategy and portfolio.

Human Capital

As of December 31, 2024, we employed forty-seven (47) employees and contractors. None of our staff are covered by collective bargaining agreements.

Attracting Talent. Our team is comprised of highly skilled individuals from a variety of fields. Geographically, our staff are located in Tonga, Nauru, U.S., Canada, Australia, United Kingdom and United Arab Emirates. We are committed to attracting, developing and retaining world-class talent that is inclusive of a diverse range of perspectives, age, gender, gender identity, race, sexual orientation, physical capability, neurological difference, ethnicity and belief. Our goal is to develop cultural competency by seeking knowledge, increasing awareness, modeling respect and promoting inclusion.

People Engagement. As a company working to pioneer a new industry and new ways of doing things, our success depends on attracting and retaining strong, independent, entrepreneurial, and multi-talented team members capable of dealing with high levels of uncertainty and adversity. Our team is distributed across several continents and several time zones, with remote working being the norm for most of our staff and multi-week offshore campaigns being the norm for our offshore team. Despite physical and temporal separation, we maintain a strong sense of cohesion by attracting people who are intrinsically motivated by the company's purpose and core values, cultivating a flat organizational structure and deep care for each other. We rely on regular management and company meetings, ongoing communication flows across different technology platforms, frequent *ad hoc* video communication and creating opportunities for in-person gatherings. We offer our team members flexible work schedules and autonomy in managing their time while encouraging them to set boundaries between work on our shared mission and their home lives.

Compensation and Benefits. We compensate our staff competitively, striving to be in the 50th-60th percentile of our peers for total compensation and benefits. In addition to salaries, our compensation and benefits program includes annual discretionary bonuses, equity awards, an employee stock purchase plan, a 401(k) contribution/superannuation or RRSP benefit contribution (as applicable jurisdictionally), healthcare and insurance benefits, health savings and flexible spending accounts. Our annual equity compensation is focused on company priorities that we believe create long-term value for our stakeholders.

Environment, Health & Safety (EHS). Our EHS vision is to fully integrate environmental, health and safety into our operations, and to create a workplace free of incidents. In 2024, we relied on the EHS programs of our partners Allseas and an offshore support service provider to conduct our operations in a safe manner and in compliance with applicable safety laws, rules and regulations. These all involve EHS systems incorporating thorough planning, risk assessment and disciplined implementation of controls as well as culturally-based safety observations systems like safe act observations and obligation of "stop work if it is unsafe to proceed".

Available Information

Our internet address is *https:// metals.co*, to which we regularly post copies of our press releases as well as additional information about us. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available to you free of charge through the Investors section of our website as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the SEC. The SEC maintains an internet site (*http://www.sec.gov*) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We include our website address in this Annual Report only as an inactive textual reference. Information contained in our website does not constitute a part of this Annual Report or our other filings with the SEC.

Corporate Information

We are a corporation existing under the laws of British Columbia, Canada. Our registered and records office is located at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia V6E 2J3, Canada, and our telephone number is (888) 458-3420. We do not have a physical office in Vancouver, British Columbia, our directors and executive officers work remotely in various countries around the world, and the Vancouver, British Columbia address disclosed is our registered and records office required under the Business Corporations Act (British Columbia)

Item 1A. RISK FACTORS

Our business is subject to numerous risks and uncertainties that you should be aware of in evaluating our business. If any such risks and uncertainties actually occur, our business, prospects, financial condition and results of operations could be materially and adversely affected. The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial may also materially adversely affect our business, prospects, financial condition and results of operations. The risk factors described below should be read together with the other information set forth in this Annual Report, including our consolidated financial statements and the related notes, as well as in other documents that we file with the SEC.

Summary of the Material Risks Associated with Our Business

These risks include, but are not limited to, the following:

- Our business is subject to numerous regulatory uncertainties which, if not resolved in our favor, would have a material adverse impact on our business.

- Our resource development activities are subject to changes in government regulation and political instability.

- Changes to any of the laws, rules, regulations or policies to which we are subject could have a significant impact on our business.

- Our exploration, collecting, shipping, processing and refining activities are subject to extensive and costly environmental requirements, and current and future laws, regulations, and permits may impose significant costs, liabilities, or obligations, or could limit or prevent our ability to continue our operations as currently contemplated or to undertake new operations.

- The grade and quality of the polymetallic nodule deposits that we intend to develop are estimates, and there are no guarantees that such deposits will be suitable for collecting or commercialization.

- No seafloor polymetallic nodule deposit has ever been commercially collected, and our offshore collection technology and development plans and processes may not be sufficient to accomplish our objectives.

- Mineral resource estimates from the contract areas of NORI and TOML are only estimates.

- Our business is subject to significant risks, and we may never develop minerals in sufficient grade or quantities to justify commercial operations.

- Uncertainty in our estimates of polymetallic nodule deposits could result in lower-than-expected revenues and higher costs.

- We operate in a highly competitive industry, and there are no assurances that our efforts will be successful.

- The prevailing market prices of nickel, manganese, copper, cobalt, and other commodities will have a material impact on our ability to achieve commercial success.

- We may be adversely affected by fluctuations in demand for nickel, manganese, copper, cobalt, and other commodities.

- Negative perceptions related to the offshore collection of polymetallic nodules could have a material adverse effect on our business.

- We, our partners and our shareholders may be adversely impacted by pressure and lobbying from non - governmental organizations.

- Offshore collection and onshore processing and refining operations pose inherent risks and costs that may negatively impact our business.

- Our business is contingent on our ability to successfully identify, collect, ship and process polymetallic nodules profitably, and in doing so, we will need to rely on certain existing and future strategic relationships, some of which we may be unable to maintain and/or develop.

- Some of the offshore equipment that we will need to accomplish our objectives has not been manufactured and/or tested.

- Our business is substantially dependent on our strategic relationship with Allseas. If we and Allseas are unable to successfully maintain and expand this relationship, our business may be materially harmed.

- The polymetallic nodules that we may recover will require specialized treatment and processing, and there is no certainty that such processes will result in a recovery of metals that is consistent with our expectations, or that we will be able to develop or otherwise access processing plants that are suitable for our purposes.

- Our exploration and polymetallic nodule collecting activities may be affected by natural hazards, which could have a material adverse effect on our business.

- Actual capital costs, financing strategies, operating costs, production and economic returns may differ significantly from those we have anticipated and there can be no assurance that any future development activities will result in profitable metal production operations.

- We have a limited operating history, and there can be no assurance that we will be able to commercially develop our resource areas or achieve profitability in the future.

- We depend on key personnel for the success of our business. The loss of key personnel or the hiring of ineffective personnel could negatively impact our operations and profitability.

- We are dependent upon information technology systems, which are subject to cyber threats, disruption, damage and failure.

- Our business is capital intensive, and we will be required to raise additional funds in the future to accomplish our objectives. This additional financing may not be available on acceptable terms or at all. Failure to obtain this necessary capital when needed may force us to reduce or terminate our operations.

- We may issue additional Common Shares or other equity securities without shareholder approval, which would dilute your ownership interests and may depress the market price of our Common Shares and sales of a substantial amount of our Common Shares may cause the price of our Common Shares to fall.

- There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

- If we are unable to implement and maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and we may face litigation.

- We are exposed to risks vis-à-vis our multi-national operations, which could adversely affect our business.

- We may be classified as a PFIC in any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders.

I. Regulatory and Environmental Risks.

Our business is subject to numerous regulatory uncertainties which, if not resolved in our favor, would have a material adverse impact on our business.

On March 4, 2023, the United Nations finalized the UN High Seas Treaty. The treaty does not replace or amend UNCLOS, or the authority of the ISA, and must be interpreted consistently with the rights granted by the Convention.

To date, no commercial collection (also referred to as "mining," "exploitation" or "harvesting") of nodules has occurred on the seafloor in the area of the high seas beyond the limits of national jurisdiction (the "Area"), which includes the CCZ. Moreover, despite the release by the ISA of the Draft Regulations on Exploitation of Mineral Resources (the "Draft Regulations"), finalization of such regulations remains subject to approval and adoption by the ISA. Once adopted, these regulations will add to the legal and technical framework for exploitation of the polymetallic nodules in the NORI and TOML contract areas.

Section 1, paragraph 15 of the 1994 Agreement Relating to the Implementation of Part XI of UNCLOS (the "1994 Agreement") allows a member state whose national intends to apply for approval of a plan of work for exploitation to notify the ISA of such intention. This notice obliges the ISA to complete the adoption of exploitation regulations within two years of the request made by the member state.

On June 25, 2021, Nauru submitted such a notice, with an effective date of July 9, 2021, to the ISA requesting that it complete the adoption of rules, regulations and procedures ("RRPs" or the "Mining Code") necessary to facilitate the approval of plans of work for exploitation in the Area. As a result of that notice, the ISA was required to adopt the relevant RRPs for exploitation by July 9, 2023. The ISA, however, did not adopt the RRPs for exploitation by the July 9, 2023 deadline. At its July 2023 session, the ISA released a road map for the finalization of the Mining Code, with a view to its adoption during the 30th Session of the ISA in 2025. The road map included three scheduled ISA Council meetings through July 2024 to elaborate on the Mining Code. The Mining Code was not completed at the July 2024 ISA Council meetings and during these meetings, the ISA agreed to continue the negotiations of the Mining Code with a continued view to its adoption during the 30th Session of the ISA in 2025. The ISA Council has scheduled two ISA Council meetings, one in March 2025 and the other of which is expected to occur in July 2025, to progress the Mining Code. Although we believe the ISA will adopt the Mining Code, there can be no assurances that the Mining Code will be adopted in 2025, or at all, as a result of actions of ISA member States or otherwise. For example, at least 32 ISA member States out of the 170 ISA members have expressed reservations about the timing of commercialization of seafloor mineral resources and have called for a ban, moratorium, or precautionary pause on the commercialization of these resources. In addition, although the Draft Regulations and several supporting standards and guidelines are at an advanced stage, there remains uncertainty regarding the final form that these will take, as well as the impact that such regulations, standards and guidelines will have on our ability to meet our objectives.

As the ISA Council did not complete the adoption and elaboration of the Mining Code by the prescribed deadline of July 9, 2023, pursuant to Section 1, Paragraph 15(c) of the Annex to the 1994 Agreement, if an application for a plan of work for exploitation is now submitted to the ISA, the ISA is nonetheless required to consider and provisionally approve such a plan of work based on: (i) the provisions of the UNCLOS; (ii) any rules, regulations and procedures that the ISA may have adopted provisionally, (iii) the basis of the norms contained in the UNCLOS and (iv) the terms and principles contained in the 1994 Agreement, including the principle of non-discrimination among contractors.

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NORI intends to submit an application to the ISA for an exploitation contract, which will include a plan of work for exploitation for the NORI contract area, expected to be filed on June 27, 2025. If the ISA has not adopted the final Mining Code by the time NORI submits this application, we believe that the ISA will review and provisionally approve the plan of work for exploitation included therein pursuant to Section 1, Paragraph 15(c) of the Annex to the 1994 Agreement discussed above. The ISA released its road map to finalize the Mining Code at its July 2023 session and at its July 2024 session agreed to continue the negotiations of the Mining Code with a continued view to its adoption during the 30th Session of the ISA in 2025, however, it has also stated that the commercial exploitation of mineral resources in the ISA's jurisdictional area should not be carried out in the absence of RRPs relating to exploitation. In addition, there can be no assurances that the ISA will come to a consensus as to the interpretation of Section 1, Paragraph 15(c) of the Annex to the 1994 Agreement. Although we believe the ISA will accept and consider an application for a plan of work for exploitation in the absence of the final Mining Code, there is no consensus within the ISA as to the process to be followed for its consideration of such an application, including the involvement of the LTC and whether and how long the ISA could delay its consideration of an application past the proscribed 60-day period. As a result, and to provide clarity on the application review process and timeline, the Republic of Nauru, in consultation with NORI, formally requested that this issue be added to the agenda of the Council's March 2025 meeting. Nauru's proposed agenda item was strongly opposed by Chile, and it is unlikely for there to be an agreed upon process until after an application is received. In light of some ISA Member States calling for a ban, moratorium or precautionary pause on the commercialization of seafloor mineral resources, there can be no assurance that the ISA will provisionally approve our plan of work for exploitation, within one year from submission thereof, or at all, or that such provisional approval would lead to the issuance of an exploitation contract with the ISA. On August 2, 2024, the ISA Assembly elected Leticia Carvalho of Brazil as the new Secretary-General of the ISA for the period 2025-2028. There can be no assurances that the ISA's stated target for adoption of the Mining Code of 2025 will be met or that any application for an exploitation contract will be approved before the final Mining Code is adopted.

Under UNCLOS, the collection of polymetallic nodules under our ISA exploration contracts, will require approval of an ISA Exploitation Contract (which will authorize commercial collection activities). As part of the application for an ISA Exploitation Contract, all contractors are required to complete baseline studies and an Environment and Social Impact Assessment (ESIA), culminating in an EIS, prior to collecting nodules at a commercial scale. The EIS would be accompanied by an Environmental Monitoring and Management Plan (EMMP) which is expected to specify the objectives and purpose of all monitoring requirements, the components to be monitored, frequency of monitoring, methods of monitoring, analysis required in each monitoring component, monitoring data management and reporting.

In order to move our exploration projects into commercial production, our wholly owned subsidiaries, NORI and TOML will each need to receive an exploitation contract with the ISA, in addition to obtaining related permits that may be required by our commercial partners. There can be no assurance that the ISA will approve our application for a plan of work for exploitation and issue an exploitation contract to our subsidiaries in a timely manner or at all. Even if the ISA timely evaluates such applications(s), our subsidiaries may be required to submit a supplementary EIS or perform additional studies or campaigns before obtaining approval. As such, there is a risk that an exploitation contract may not be granted by the ISA, may not be granted on a timely basis, thereby delaying our potential timeline for commercial exploitation, or may be granted on uneconomic terms.

Similarly, with respect to sponsoring State regulation, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that would limit or curtail production or development by our subsidiaries. Amendments to current laws and regulations governing the operations and activities of deep-sea mineral resources companies, or changes in interpretation thereto, or the unwillingness of countries throughout the world to enforce such laws and regulations, could have a material adverse impact on our business, and could cause increases in exploration expenses, capital expenditures, production costs, or put the security of our equipment at risk to activism or piracy. Such amendments could also cause reductions in our future production, or the delay or abandonment in the development of our polymetallic mineral resource properties. There can be no certainty that actions by governmental and regulatory authorities, including changes in regulation, taxation and other fiscal regimes, will not adversely impact our projects or our business. Further, our operations depend on the continuation of the sponsorship agreements between our subsidiaries NORI and TOML and each of their host Sponsoring States, Tonga and Nauru, respectively. Each subsidiary has been registered and incorporated within such host nation and each host nation has maintained effective control, supervision, regulation, and sponsorship over the conduct of such subsidiary. While we have beneficial ownership over such subsidiaries, each subsidiary operates under the regulation and sponsorship of Nauru and Tonga. If such arrangement is challenged, or sponsorship is terminated, we may have to restructure the ownership or operations of such subsidiary to ensure continued State sponsorship. Failure to maintain sponsorship, or secure new state sponsorship, will have a material impact on such subsidiary and on our overall business and operations.

While the rates of payments are yet to be set by the ISA, the 1994 Agreement prescribes a relevant framework that the rates of payments "shall be within the range of those prevailing in respect of land-based mining of the same or similar minerals in order to avoid giving deep seabed miners an artificial competitive advantage or imposing on them a competitive disadvantage." The ISA has held workshops with stakeholders to discuss and seek comments on the potential financial regime for the collecting of polymetallic nodules in the CCZ. There can be no assurance that the ISA will put in place a Mining Code in a timely manner or at all. Such regulations may also impose burdensome obligations or restrictions on us, and/or may contain terms that do not enable us to develop our projects.

We currently hold exclusive exploration rights through our subsidiaries NORI and TOML to two polymetallic nodule areas in the CCZ. The exploration contracts for each of these areas require us to conduct certain activities in accordance with approved plans of work. The suspension or termination of our exploration contract for the NORI area would, and any of our other exploration contracts could, have a material and adverse effect on our future business prospects and financial condition.

In 2024, the LTC of the ISA established a new process to identify contractors who may be at risk of non-compliance with obligations under their respective exploration contract. In August 2024, as a result of this new process, the ISA sent notifications of such potential risk of non-compliance to TOML. The LTC's notification to TOML cited concerns, which relate mainly to the failure to conduct planned sampling campaigns, the need to submit digital data in the revised reporting templates, delays in surveys for environmental baseline development, and the delay in submission of its scoping report. TOML responded by the November 30, 2024 deadline and is positioned to take corrective action if necessary. If the LTC deems TOML's response incomplete or does not effectively address the LTC's concerns, the LTC, in line with its established process, may report TOML to the ISA Council for further consideration and action. If TOML is deemed to have not remedied all issues raised by the LTC and the ISA then determines that TOML is not in compliance with its obligations under its exploration contract, the ISA could impose monetary sanctions on TOML, suspend some or all rights under the exploration contract, which could include halting exploration activities, or terminate TOML's exploration contract, any of which could have a material and adverse effect on our future business prospects and financial condition.

Our resource development activities are subject to changes in government regulation and political instability.

Under UNCLOS, parties carrying out exploration and collection operations in the CCZ must be sponsored by a State that is a member of the ISA. The Sponsoring States of our subsidiaries NORI and TOML are Nauru and Tonga, respectively. If Nauru and Tonga cease such sponsorship, our subsidiaries would need to seek sponsorship elsewhere, which could impact our operations as a group.

There is a risk that a State sponsoring activities in a project area ceases to be a sponsor, or is not permitted to be a sponsor, or that NORI and TOML cease to remain as sponsored contractors by such State; and if an agreement cannot be reached with a substitute sponsoring State, or if we are unable to transfer our sponsorship to another State, such subsidiary could be forced under UNCLOS to cease activities in the CCZ.

Additionally, there is little jurisprudence or interpretative guidance regarding the application of the sponsorship regulations that are applicable to our business. For example, with respect to the question over the regulation of which State can impact the activities of any contractor (such as NORI or TOML), we have taken the view that incorporation, registration and the grant of nationality are critical factors, amongst others, notwithstanding the beneficial ownership of a subsidiary by its parent ("beneficial ownership"). While this position has not been challenged by our Sponsoring States or the ISA, certain organizations that oppose the deep-sea polymetallic nodule exploration and collecting industry have advocated for the use of a beneficial ownership test for state sponsorship, and there are no guarantees that our interpretation will be universally accepted in the future.

The mineral exploration activities of our subsidiaries and their future project development prospects could be affected in varying degrees by political instability and changes in government regulation relating to foreign investment and the deep-sea polymetallic collecting business, including expropriation. Operations may also be affected in varying degrees by possible natural disasters in the region, terrorism, military conflict, crime, piracy, fluctuations in currency rates, and high inflation. In addition, from time to time, governments may nationalize private businesses, including companies such as ours. There can be no assurance that the governments of countries where we or our affiliates or third-party contractors operate or the governments with which our subsidiaries work in the CCZ will not nationalize companies such as ours and our assets in the future or impose burdensome obligations or restrictions. There can also be no assurance that the ISA will not impose burdensome obligations or restrictions on our business or our projects (or those of our affiliates and third-party contractors), or that they will not implement policies or regulations that would prevent us from accomplishing our objectives.

Our efforts to explore a regulatory pathway for deep-sea nodule production under the U.S. Deep Seabed Hard Mineral Resources Act may subject us to conflicting regulatory requirements and other operational risks.

We recently announced a plan to consider a U.S.-based regulatory pathway with NOAA and the U.S. Department of Commerce under the DSHMRA for the exploration and commercial recovery of deep-sea polymetallic nodules in the CCZ. Pursuing this pathway will likely introduce new uncertainties into our business, such as differing and potentially contradictory environmental, permitting and legal requirements, which could negatively impact our expected timelines, costs, ability to secure commercialization rights and operating results. In addition, reliance on a U.S.-based regulatory regime will require support from U.S. policy makers, which support can change over time, depending on a variety of factors.

Although we believe the U.S.-based regulatory pathway potentially offers a clear and predictable route to securing an exploration license and a commercial recovery permit for polymetallic nodules found in the CCZ, we are in the initial planning stages of this strategy and there are no assurances that we will be able to secure any exploration license and a commercial recovery permit under the DSHMRA in a timely manner, or at all, or that our ability to secure any such rights will be on economically viable terms. To date, NOAA has not granted any commercialization rights to seafloor nodule production. In addition, although we do not believe there are any provisions under UNCLOS or other ISA regulations that prohibit us from simultaneously seeking rights under this alternative regulatory pathway, the announcement of this strategy may cause additional regulatory and political instability, prolong the ISA's review and approval of the final Mining Code and negatively impact our interactions with the ISA and ability to secure an exploitation contract from the ISA.

Changes to any of the laws, rules, regulations or policies to which we are subject could have a significant impact on our business.

Changes to any of the laws, rules, regulations, taxation or other policies to which we are subject could have a significant impact on our business. There can be no assurance that we will be able to comply with any future laws, rules, regulations and policies. Failure to comply with applicable laws, rules, regulations, and policies may subject us to civil or regulatory proceedings, including fines or injunctions, which may have a material adverse effect on our business, financial condition, liquidity, and results of operations. In addition, compliance with any future laws, rules, regulations, and policies could negatively impact our profitability, and could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Furthermore, we may seek to expand our production capabilities in the future, which would require additional regulatory approvals that may not be provided in a timely manner or at all. Furthermore, such additional approvals could require changes to environmental offset areas and related environmental protections which, if overly burdensome, could impact our operations.

Our exploration, collecting, processing and refining activities are subject to extensive and costly environmental requirements, and current and future laws, regulations, and permits may impose significant costs, liabilities, or obligations, or could limit or prevent our ability to continue our operations as currently contemplated or to undertake new operations.

All phases of exploring for and collecting and processing polymetallic nodules are subject to environmental regulation in various jurisdictions and under national as well as international laws and conventions. No seafloor polymetallic nodule deposit has been developed commercially to date, and it is not clear what environmental parameters may need to be measured to satisfy regulatory authorities for an ISA Exploitation Contract to be granted. A full ESIA for deep-sea collecting operations has yet to be completed and approved by the ISA, and the full impact of any polymetallic nodule collecting operation on the environment has yet to be determined. Further, the required standards for an ESIA have not been finalized by the ISA, which could require changes to any submissions made by our subsidiaries in connection with an ISA Exploitation Contract application. Environmental legislation is evolving in a manner which is likely to require strict standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.

Nodule collection operations in the CCZ are certain to disturb wildlife in the operating area and may impact ecosystem function. The nature and severity of these impacts on CCZ wildlife are expected to vary by species and are currently subject to significant uncertainty. Our campaigns to baseline wildlife and ecosystem function, pilot the nodule collection system and monitor impacts arising from the use of this system have been completed. Data processing and analysis is in progress and, similar to studies conducted in respect of land-based mining, may not definitively establish the impacts of activities on the biodiversity in the CCZ. Given the significant volume of deep water and the difficulty of sampling and retrieving biological specimens, a complete biological inventory might never be established as is the case in terrestrial environments. Accordingly, impacts on CCZ biodiversity may never be, completely and

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definitively known. For the same reasons, it may also not be possible to definitively say whether the impact of nodule collection on global biodiversity will be less significant than those estimated for land-based mining for a similar amount of produced metal.

It is also currently not definitively known whether the risk of biodiversity loss in the CCZ could be eliminated through setting aside large representative areas of CCZ under protection (13 areas currently set aside by the ISA covering 43% of the CCZ) or reduced through mitigation strategies inside operating areas or how long it will take for disturbed seabed areas to recover naturally. Prior research indicates that the density, diversity and function of fauna representing most of resident biomass (including mobile, pelagic and microbial life) are expected to recover naturally over years to decades. However, a high level of uncertainty exists around recovery of fauna that requires the hard substrate of nodules for critical life function. The extent to which planned measures, such as leaving behind partial nodule cover and setting aside no-take zones, would aid recruitment and recovery of any potential nodule-dependent species in impacted areas will depend on factors like habitat connectivity, which is an area that is still under study.

While we intend to collect seafloor polymetallic nodules in a way that mitigates and reduces potential damage to the seafloor, marine life and ecosystem function, we do not know whether the ISA or any other regulatory body will seek to impose onerous methods for the restoration of the disturbed area or rehabilitation obligations on our collecting process. Any such obligations, to the extent they are overly burdensome, could result in material changes to our business as currently contemplated.

Although the environmental impact review process has not yet been finalized, all contractors have been made aware of the requirement to complete baseline studies and an ESIA, culminating in an EIS, prior to collecting. The EIS would be accompanied by an EMMP, which will be required as part of the application for an ISA Exploitation Contract within the NORI and TOML contract areas. The EMMP is expected to specify the objectives and purpose of all monitoring requirements, the components to be monitored, frequency of monitoring, methods of monitoring, analysis required in each monitoring component, monitoring data management and reporting.

The EMMP will also be submitted to the ISA for approval as part of the ISA Exploitation Contract application. There are no guarantees that the ISA will evaluate any exploitation contract application by our subsidiaries in a timely manner, and even if the ISA does timely evaluate such applications(s), our subsidiary may be required to submit a supplementary EIS before being approved. This may result in delays that could impact our projected timeframe. Furthermore, in the event that the ISA evaluates and approves an application in a timely manner, any aspect of such application and approval theoretically could be subject to legal challenges which could result in further delays that could detrimentally impact our business. For example, certain conservation groups have called for a ten-year moratorium on all deep-sea mineral exploration and exploitation activities. While this agenda does not appear to have directly impacted the development of proposed Final Regulations and Standards and Guidelines by the ISA, any such moratorium would have a material adverse effect on our business.

The environmental permitting process, which includes considerations of the impacts of our activities on the biodiversity of the CCZ, is expected to involve a series of checks and balances with reviews being conducted by the ISA, including technical evaluations by the ISA Secretariat and the LTC. The recommendations of the LTC will then go before the ISA Council ("Council"), a core policy-making body of the ISA, which will then review and, if it deems appropriate, approve the contractor's application. It would require a two-thirds majority of the Council to reject a development proposal that is recommended to it by the LTC. There are no assurances that the work our subsidiaries have done to date, or their contemplated future operations will satisfy the final environmental rules and regulations adopted by the ISA, and any future changes could delay the timing of such submissions to the ISA or our subsidiaries operations more generally, which could have a material adverse effect on our business. Sponsoring State approvals and permits are currently and may in the future be required in connection with our operations. To the extent such approvals are required and not obtained, our subsidiaries may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in collection operations may be required to compensate those suffering loss or damage by reason of the collection activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

We may become subject to environmental liabilities as a result of noncompliance with existing or future regulations.

All of the exploration and development operations of our subsidiaries will be subject to environmental permitting and regulations, which can make operations expensive or prohibit them altogether. We may also be subject to potential risks and liabilities associated with pollution of the environment that could occur as a result of our subsidiaries' exploration, development, and production activities.

To the extent that a subsidiary becomes subject to environmental liabilities, the payment of such liabilities, or the costs incurred to remedy environmental pollution, would reduce funds otherwise available to us, which could have a material adverse effect on our business. If we or our subsidiaries are unable to fully remedy an environmental problem, they might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure could be material to our business.

All of our exploration, development, production and processing activities will be subject to regulation under certain environmental laws and regulations. Our subsidiaries may be required to obtain permits for their activities. They may be required to update and review permits from time to time, and may also be subject to environmental impact analyses and public review processes prior to the approval of any future activities. It is possible that future changes in applicable laws, regulations and permits, or changes in their enforcement or regulatory interpretation by local governments, sponsor states, and other regulatory bodies, could have a significant impact on our business.

II.   Resource and Market Risks.

The grade and quality of the polymetallic nodule deposits that we intend to develop are estimates, and there are no guarantees that such deposits will be suitable for collecting or commercialization.

The grades and abundances of the seafloor polymetallic nodule deposits that we intend to develop and commercialize are estimates that may prove to be inaccurate. While limited samples have been collected and analyzed, there are no guarantees that our estimates of quality will hold true with respect to the polymetallic nodule deposits that we are able to collect from the seafloor. Actual nodule grades and abundances may vary from our estimates, which could have a material adverse impact on our projections for future revenues, cash flows, royalties, and development and operating expenditures.

In addition, the precise form of mineral occurrence, grade, abundance, and tonnage, which is projected based on the mapping and analysis of samples, is not yet known. There is a risk that the sampling and imaging that has been completed to date, and that which will need to be completed in the future, has not and/or will not allow us to accurately quantify the tonnage, abundance and grade of identified polymetallic nodule deposits. Moreover, the projections or classifications based on such sampling could result in inaccurate environmental, geological or metallurgical assumptions (including with respect to the size, grade, abundance, and/or recoverability of minerals) or incorrect assumptions concerning economic recoverability.

No seafloor polymetallic nodule deposit has ever been commercially collected, and our offshore collection technology and development plans and processes may not be sufficient to accomplish our objectives.

Seafloor polymetallic nodules have never been commercially mined, and there is a risk that our offshore collection and recovery methods and the equipment that we intend to utilize during this process, including transferring nodules to transport vessels and delivering of nodules to port, may not be adequate for the economic development of seafloor polymetallic nodule deposits. The equipment and technology that we intend to utilize has not been fully proven in such subsea conditions and for this specific material and application, and failure to adapt existing equipment or to develop suitable equipment or recovery, transportation and development techniques for the prevailing material and seafloor conditions would have a material adverse effect on the business of our subsidiaries, and the results of their operations and financial condition. As a result, even if the ISA timely reviews and approves our expected application for an exploitation contract, which will include a plan of work for exploitation, for NORI Area D, there are no assurances that we will have successfully completed all development and pre-production work necessary to start commercial production. We have partnered with Allseas, a leading global offshore contractor, to undertake a pre-production pilot collection system test in which a collector vehicle, a riser and lift system and surface production vessel have been tested. Although the pilot collection system test was successful, there can be no assurance that their technology will eventually be adequate for full scale commercial production.

On March 16, 2022, NORI and Allseas entered into a non-binding term sheet for the development and operation of the Project Zero Offshore Nodule Collection System. NORI and Allseas intend to equally finance all costs related to developing and getting Project Zero Offshore Nodule Collection System into production currently. The parties intend to detail and revise these cost estimates in three definitive agreements for the engineering, build and operations phases which the parties expect to enter into before the submission of our exploitation application on June 27, 2025. There can be no assurances, however, that we will enter into the binding Heads of Terms and definitive agreements with Allseas in a particular time period, or at all, or on terms similar to those set forth in the non-binding term sheet, or that if such definitive agreements are entered into by us that the proposed commercial systems and second production vessel will be successfully developed or operated in a particular time period, or at all and hence, we may be delayed in obtaining offshore collection equipment in the event we do not reach agreement with Allseas and have to develop such equipment on our own or through new third-party contractual relationships.

We are reliant on third parties to conduct independent analyses with respect to our business, and any inaccuracies in such analyses could have a material adverse effect on our offshore collection and onshore processing and refining objectives.

We rely upon third-party consultants, engineers, analysts, scientists, and others to provide analyses, reviews, reports, advice, and opinions regarding our potential projects. For example, the NORI Initial Assessment and the TOML Mineral Resource Statement, contain mineral resource estimates and other information with respect to our contract areas. There is a risk that such analyses, reviews, reports, advice, opinions, and projects are incorrect or become outdated over time or as our plans change, in particular with respect to resource estimation, process development, and recommendations for products to be produced, as well as with respect to economic assessments, including estimating the capital and operating costs of our project and forecasting potential future revenue streams. Uncertainties are also inherent in such estimations.

Mineral resource estimates from the contract areas of NORI and TOML are only estimates.

Estimates of mineral resources from the contract areas of NORI and TOML described in our SEC filings and reported in technical reports prepared by AMC are only estimates and depend on geological interpretation and statistical inferences or assumptions drawn from survey data and recovery and sampling analysis, which might prove to be materially inaccurate. While these reports have been provided by experts, there is a degree of uncertainty attributable to the estimation of mineral resources. Mineral reserves have not been defined and will require completion of further studies. Until mineral resources are actually collected and processed on a commercial scale, the quantity of metal and nodule abundance must be considered as estimates only and no assurance can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to further development, we must rely upon calculated estimates for the mineral resources and grades of mineralization in our contract areas and estimated equipment production rates, equipment availability and utilization and collection efficiency.

The estimation of mineral reserves and mineral resources is an iterative process and is, at times, partially dependent upon the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, experience, statistical analysis of data and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

Estimated mineral reserves and mineral resources may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral reserves and mineral resources estimates. The extent to which mineral resources may ultimately be reclassified as mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in volume and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital. We cannot provide assurance that polymetallic nodules can be collected or processed profitably.

The mineral resource estimates in our SEC filings have been determined and valued based on assumed future metal prices, cut-off grades, production rates and operating costs that may prove to be inaccurate. Extended declines in the market price for nickel, manganese, copper and cobalt may render portions of our mineralization uneconomic and result in reduced reported volume and grades, which in turn could have a material adverse effect on our financial performance, financial position and results of operations.

In addition, inferred mineral resources have a great amount of uncertainty as to their existence and their economic and legal feasibility. You should not assume that any part of an inferred mineral resource will be upgraded to a higher category or that any of the mineral resources will be reclassified as mineral reserves. Currently 97% of the NORI Area D resource is classified into indicated and measured categories.

Our business is subject to significant risks, and we may never develop minerals in sufficient grade or quantities to justify commercial operations.

Mineral resource exploration, development, and operations are highly speculative and are characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral resources, and from finding mineral resources which, though present, are insufficient in quantity and quality to return a profit from production. Once mineralization is discovered, it may take a number of years from the initial exploration phases before production is possible, during which time the potential feasibility of the project may change adversely. Substantial expenditures are required to establish mineral resources and reserves, to determine processes to collect and transport the minerals and, if required, to construct processing facilities.

No deep-sea polymetallic properties in the CCZ that have been identified have as of today been developed into production. Exploration and exploitation risks exist in the discovery, location, definition and recovery of seafloor polymetallic nodule deposits. Given that no seafloor polymetallic nodule deposit has ever been commercially developed, such risks may have a material impact on our ability to accomplish our objectives. Operations may be affected by the availability of suitable vessels and equipment, prevailing sea conditions, changes in meteorological conditions and climate change, currents close to the seafloor and throughout the water column, recovery of materials sampled, lack of experience in delineating deposits, or unsuitability of equipment for recovering such material in prevailing conditions. Substantial expenditures are required to establish mineral reserves, to develop metallurgical processes, and to construct collection and transportation vessels, and we will be required to rely upon the expertise of consultants and others for exploration, development, construction and operational knowhow, and such consultants and third parties may not always be available to support our operations. If we are not able to obtain such expertise or identify alternative sources of expertise, our operations and financial results will be negatively impacted.

While we believe that seafloor polymetallic nodules in the contract areas of our subsidiaries account for some of the world's largest aggregated estimated deposits of the four critical metals contained in nodules, no assurance can be given that minerals will be discovered in sufficient grade or quantities to justify commercial operations. Whether an exploration property will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; availability of and effectiveness of technology to recover, trans-ship, transport and process nodules; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, and environmental protection; availability of required personnel, third-party partners and contractors, any required financing and commercial demand in the marketplace for such metals. The precise impact of these factors cannot accurately be predicted, but the combination of these factors may result in the inability of our subsidiaries to operate or generate an adequate return on invested capital.

While we and our subsidiaries will evaluate the political and economic factors in determining an exploration strategy, there can be no assurance that significant restrictions will not be placed on intended development areas. Such restrictions may have a material adverse effect on our business and results of operation.

Uncertainty in our estimates of polymetallic nodule deposits could result in lower-than-expected revenues and higher costs.

We base our estimates of polymetallic nodule deposits on engineering, economic, and geological data assembled and analyzed by outside firms, which are reviewed by third-party expert consultants including engineers and geologists. Such estimates, however, are necessarily imprecise and depend to some extent on professional interpretation, including statistical inferences drawn from available data, which may prove unreliable. There are numerous uncertainties inherent in estimating quantities and qualities of the polymetallic nodules that we intend to collect and the costs associated therewith, including many factors beyond our control. Estimates of economically recoverable minerals necessarily depend upon a number of variable factors and assumptions, all of which may vary considerably from actual results, such as:

- environmental, geological, geotechnical, collecting and processing conditions that may not be fully identified by available data or that may differ from experience;

- changes to the strategic approach to collecting and processing, which will depend in large part on market demand, corporate strategy and other prevailing economic and financial conditions;

- assumptions concerning future prices of products (including, most notably, critical metals and manganese ore) foreign exchange rates, production rates, process recovery rates, transportation costs, operating costs, capital costs and reclamation costs; and

- assumptions concerning future effects of regulation, including the issuance of required permits and taxes by governmental agencies and foreign government policies relating to our collecting of the mineral resources from our contract areas.

Uncertainty in estimates related to the availability of polymetallic nodules could result in lower-than-expected revenues and higher than expected costs or a shortened estimated life for our projects. Fluctuations in factors out of our control such as changes in future product pricing, foreign government policies and foreign exchange rates can have a significant impact on the estimates of mineral resources and reserves and can result in significant changes in the quantum of our resources and/or reserves period-to-period.

We operate in a competitive industry, and there are no assurances that our efforts will be successful.

The critical metals production industry is capital intensive and competitive. Production of battery materials and manganese alloys is largely dominated by Chinese competitors. These competitors may have greater financial resources, as well as other strategic advantages to operate, maintain, improve and possibly expand their facilities. Additionally, domestic Chinese resources firms have historically been able to produce minerals and/or process metals from land-based operations at relatively low costs due to domestic economic and regulatory factors, including less stringent environmental and governmental regulations and lower labor and benefit costs. In addition to two contracts held by our subsidiaries and partners, 15 other entities (ISA Member States and private companies sponsored by ISA Member States) currently hold ISA Exploration Contracts for polymetallic nodules. If and when they move into the exploitation phase, each of these contract-holders could become potential competitors with respect to the collection of polymetallic nodules and the production of nickel, manganese, copper and cobalt products. Some of these contract holders may possess greater financial and/or technical resources. There is increasing competition from new and existing marine mineral players for the availability of marine exploration and support vessels, related marine equipment and specialized personnel, desirable exploration areas, suitable offshore collection and onshore processing equipment, and available capital. There is a risk that competitors may find more promising resources, identify or develop more economic technologies, enter into strategic partnerships that constrain our optionality, or may develop novel methods to collect nodules from the seafloor or process nodules into metals that are more economic than we currently contemplate.

The prevailing market prices of nickel, manganese, copper, cobalt, and other commodities will have a material impact on our ability to achieve commercial success.

The profitability of our nodule collection operations is significantly affected by changes in the market price of critical metals (nickel, copper and cobalt) and manganese ores and the cost of power, natural gas, coal, marine fuels, among other commodities and supply requirements. Prices of such metals are affected by numerous factors beyond our control, including: military conflict; prevailing interest rates and returns on other asset classes; expectations regarding inflation, monetary policy and currency values; speculation; governmental and exchange decisions regarding the disposal of metal stockpiles; political and economic conditions; available supplies of the four critical metals contained in nodules from mine production, inventories and recycled metal; sales by holders and producers of these critical metals; and demand for products containing nickel, manganese, copper and cobalt. The price of nickel, manganese, copper, cobalt and other minerals and natural gas has fluctuated widely in recent years. Depending on the prevailing price of nickel, manganese, copper, and cobalt, and the cost of power, natural gas, chemical reagents, marine fuels, cash flow from our metal production operations may not be sufficient to cover our operating costs or the costs to service any outstanding debt. In addition, our proposed full scale production plans would involve placing a large percentage of global manganese production in the market, and we may be constrained in our ability to sell such large volumes, or such production may negatively impact the market price of manganese, which would, in either case, negatively impact our overall economic position.

We are not currently party to any commodity hedging contracts, as we do not yet have any production. Debt financing may not be available on commercially reasonable terms, or at all.

We may be adversely affected by fluctuations in demand for nickel, manganese, copper, cobalt, and other commodities.

Because our revenue is expected to be from the collection and processing of minerals, changes in demand for, and taxes and other tariffs and fees imposed upon, such minerals and derived mineral products (most notably, nickel, manganese, copper, and cobalt) could significantly affect our profitability. A prolonged or significant economic contraction in the U.S., China or worldwide could put downward pressure on market prices of minerals. Protracted periods of low prices for minerals could significantly reduce revenues and the availability of required development funds in the future. This could cause substantial reductions to, or a suspension of, our exploration, collecting and production operations, and impair asset values.

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Demand for our minerals may be impacted by changes in supply dynamics and sources, and changes in demand for downstream products, including batteries for EV and energy storage that consume high volumes of the metals we intend to produce, as well as demand for manganese alloys used in steel-making, the targeted market for most of our manganese production. Lack of growth or material increases in new sources of supply in this or in any other related markets may adversely affect the demand for our minerals and any related products, and if the market for these critical existing and emerging technologies does not grow as we expect, grows more slowly than we expect, or if the demand for our products in these markets decreases, then our business, prospects, financial condition and operating results could be harmed. Notably, our financial success in part will depend in part on the expansion of the global manganese market to consume the additional volume of manganese that we intend to produce.

In contrast, extended periods of high commodity prices may create economic dislocations that could be destabilizing to the supply and demand of minerals, and ultimately to the broader markets. Periods of high market prices for our minerals are generally beneficial to our financial performance. However, strong prices also create economic pressure to identify or create new sources of supply and alternate technologies requiring consumption of metals that ultimately could depress future long-term demand for nickel, cobalt, copper and related products, and at the same time may incentivize development of competing properties.

We may experience difficulty in creating market acceptance for a novel manganese product.

We will be producing a novel manganese silicate product which does not yet have recognition in the marketplace with customers. Metallurgical test work, market studies by CRU International Limited, value-in-use studies by SINTEF and initial engagement with customers indicate that this manganese silicate product will be a premium product with high value in use as an input into silicomanganese alloy production that we believe will receive strong market acceptance. However, mineral processing industries may be slow to change feed stocks and suppliers, even in the face of potential advantages.

Additionally, manganese silicate is not a conventional mineral product and may require additional approvals for export and import from our processing facilities to our future customers.

Our ability to generate revenue will be diminished if we are unable to compete with substitutions for the minerals that we intend to process or adapt to shifts in end-market demand.

Technology changes rapidly in the industries and end markets that utilize the four metals contained in polymetallic nodules found in the CCZ, nickel, manganese, cobalt and copper. Some of these changes have resulted, and may continue to result, in decreased use of nickel, manganese, cobalt and/or copper in these industries and end markets. For instance, the adoption of lithium iron phosphate, or LFP, battery chemistries has grown substantially from 4% of the batteries used in passenger EVs in 2015 to an estimated 42% in 2023. The continuation of this trend in the use of LFP battery chemistries will decrease the overall demand for nickel- and cobalt-rich battery chemistries in EV use. Additionally, copper is increasingly being substituted with aluminum or other materials in electrical and infrastructure applications, potentially reducing the overall market demand for copper.

Although we are actively monitoring these technological changes and shifts in end-market demand and taking steps designed to diversify the potential applications and markets for our metals, as these industries shift to new or substitute technologies or products or if these industries and end markets otherwise use less of the metals that we intend to collect and process, and our diversification efforts are not successful, there could be a decline in demand for our metal products. If the demand for our metal products decreases, it will have a material adverse effect on our business and the results of our operations and financial condition.

III. Social License and Public Perceptions Risks.

Negative perceptions related to the offshore collection of polymetallic nodules could have a material adverse effect on our business.

There exist certain negative perceptions related to acquiring metals produced from deep-sea minerals. Under pressure from non-governmental organizations, some governments and companies in the EV supply chain have expressed reservations about using critical metals derived from deep-sea minerals (including polymetallic nodules), pending more research on the impacts of deep-sea mineral extraction operations on marine biodiversity and ecosystem function. If this position gains broad traction by governments and commercial customers alike in relation to critical metals sourced from polymetallic nodules, it could have a material impact on our business and operations.

Reduced growth in the adoption of electric vehicles by consumers may change our strategy and our business and operating results may be impacted.

Given that we have focused part of our operating plan on the sale of nodule-derived critical metals into the EV supply chain, our growth may be affected by the consumer adoption of EVs. The market for EV is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. While it has been projected that demand for EVs will surge over time, if the market for EVs does not develop as we expect, or develops more slowly than we expect, our business and operating results may be impacted, as we refocus on other industrial uses of the metals we plan to produce.

We, our partners and our shareholders may be adversely impacted by pressure and lobbying from non-governmental organizations.

Like other businesses that operate in the resources industry, we along with our partners, and our shareholders are subject to pressure and lobbying from non-governmental organizations, particularly with respect to impacts on the deep-sea environment. There is a risk that the demands and actions of such non-governmental organizations may cause significant disruption to our business, which could have a material adverse effect on our operations and financial condition. It is possible that direct action from non-governmental environmental groups could physically impact ongoing operation during exploration, project development and commercial operations. As seen during the coordinated and disruptive activities by Greenpeace International during Campaign 8A, designed to prevent and obstruct the campaign, such activities can have significant impacts from a timing, financial and safety perspective. There can be no assurances that such activities by Greenpeace and other stakeholder will not materially impact our ongoing operations.

IV. Offshore and Onshore Technology Risks and Operational Risks.

Offshore collection and onshore processing and refining operations pose inherent risks and costs that may negatively impact our business.

Offshore collection and onshore processing and refining operations involve many hazards and uncertainties, including, among others:

- technical and operational challenges in the offshore collection operations and scaling up of such operations;

- challenges in and delays caused by transferring nodules to transport vessels and delivering nodules to port (including limited availability of and cost to secure the equipment to allow the activity);

- industrial accidents;

- unusual and unexpected maritime conditions;

- unexpected seafloor conditions;

- onshore metallurgical or other processing problems;

- unexpected environmental conditions, including contamination or leakage;

- periodic interruptions due to inclement or hazardous weather conditions or other acts of nature;

- fire;

- piracy and disruptive action by non-governmental actors opposed to deep-sea mineral extraction;

- organized labor disputes or work slowdowns;

- mechanical equipment failure and facility performance problems;

- the availability of financing, market demand, critical technology and equipment, and skilled labor; and

- the inability of suppliers to provide key process inputs like electricity, gas, coal and processing reagents on a timely basis at the prices that have been forecast.

These occurrences could result in damage to, or destruction of, production facilities, personal injury or death, environmental damage, delays in processing, increased production costs, asset write downs, monetary losses and legal liability, any of which could have an adverse effect on our results of operations and financial condition and adversely affect our projected development and production estimates. In addition, our operations could be interrupted by or negatively influenced by non-governmental actors which could negatively impact our or our subsidiaries' ability to operate in the CCZ and international markets, obtain capital, collect, transport, process or sell metals, or otherwise conduct business.

The polymetallic nodules that we may recover may require specialized transfer and delivery equipment and processes, and there is no certainty that we will be able to develop or otherwise access such transfer and delivery equipment or processes that are suitable for our purposes.

The polymetallic nodules that we may collect may require specialized equipment and processes in connection with the transfer of such nodules to transport vessels and delivery of the nodules to port. To date, we have not transferred significant quantities of nodules to transport vessels nor delivered significant quantities of nodules to port. The anticipated cost to develop this equipment and processes is significant. There is a risk that the equipment and/or processes necessary to transfer commercial quantities of nodules to transport vessels and deliver them to port may be economically prohibitive.

Although we are currently negotiating with third-party shipping companies to transfer nodules to transport vessels and to deliver nodules to port, our future needs with respect to the required equipment and processes have yet to be fully determined, and as such, the capital costs, performance, reliability, and maintenance of such equipment and processes is currently uncertain and may be more expensive and take longer to develop than we currently estimate. In addition, the required equipment and processes may not be developed or become available at commercial scale in the time frame we require, which could have a material negative impact on our short-term operations and financial results.

Our business is contingent on our ability to successfully identify, collect, ship and process polymetallic nodules profitably, and in doing so, we will need to rely on certain existing and future strategic relationships, some of which we may be unable to maintain and/or develop.

In conducting our business, we will rely on continuing existing strategic relationships as well as new relationships in a variety of disciplines, including the offshore equipment and services industries, the onshore mineral processing industry, and others involved in the mineral exploration industry. We will also need to continue to develop new relationships with third-party contractors, as well as with certain regulatory and governmental departments.

For example, we have been working with Hatch, a global engineering, project management, and professional services firm, to support the development of onshore processing technology for the production of readily saleable copper and manganese products, as well as products such as high-grade nickel and cobalt sulfates for the electric vehicle battery markets. In connection therewith, Hatch has supported us with the development of a near-zero solid waste flowsheet. We are also party to certain agreements with Allseas, pursuant to which, among other things, Allseas has agreed to design, engineer and construct an integrated offshore collection system to collect nodules from NORI Areas, and to assist with shipping efforts thereafter. Allseas developed a test system and demonstrated this capability, but it is not certain that Allseas will convert or will be able to convert such system into a full-scale commercial operation or that we will reach contractual terms with Allseas for such commercial arrangements. If we are unable to enter into definitive agreements with Allseas for the use of its technology for the collection, transport and commercial production of polymetallic nodules, it will have a material adverse effect on our business. We are also in discussions with third party shipping companies to develop a system and method to transfer nodules to transport vessels and deliver nodules to port.

There can be no assurance that we will be able to continue to maintain and develop our existing relationships, or that we will be able to form the new relationships that are required for our business to be successful. There can be no assurances that we will be able to find additional partners with the correct capabilities to support our development efforts or whether we will be able to engage these partners on acceptable terms or at all.

Some of the offshore equipment that we will need to accomplish our objectives has not been manufactured and/or tested.

Our subsidiaries will need to rely on high-value equipment for the offshore collection and transport of materials. Notwithstanding the successful collector test completed in 2022, much of the commercial-scale equipment, particularly as it pertains to subsea engineering and recovery systems, has yet to have completion of engineering, and has not been constructed and fully tested, and may not be suitable or may prove unreliable, and may not be delivered to us on a timely basis, thereby delaying our contemplated timetable. We have not yet identified a third-party shipping company with the necessary equipment to transfer nodules to transport vessels and deliver nodules to port. Moreover, our future needs with respect to commercial-scale subsea engineering and recovery systems have yet to be fully determined, and as such, the capital costs, performance, reliability, and maintenance associated with the necessary equipment is currently unknown. There can be no guarantees that the necessary commercial-scale subsea engineering and recovery systems can be developed, or if developed, that such systems will be deployable in an economically viable manner. Any equipment downtime or delayed mobilization of equipment may impact operations. Additionally, as we launch exploration, collection, and development initiatives, our subsidiaries may need to compete for the availability of suitable vessels and equipment, even though we have a close commercial relationship with our partners, there is a risk that certain vessels and equipment will be under long-term charter and will thus not be available to them when needed, if at all.

Our business is substantially dependent on our strategic relationship with Allseas. If we and Allseas are unable to successfully maintain and expand this relationship, our business may be materially harmed.

We have partnered with Allseas, a leading global offshore contractor and significant shareholder in our Company, to undertake the development of many of the offshore systems we expect to utilize in our potential commercialization efforts (including equipment required for the transfer of nodules to transport vessels and delivery to port). We are also in discussions with Allseas to enter into binding agreements with them for the future development and operation of the Project Zero Offshore Nodule Collection System and other services. Allseas also provides us with exclusive access to the earlier of the development of the Project Zero Offshore Nodule Collection System and December 31, 2026 to the *Hidden Gem,* the converted drillship expected to be converted into a production vessel by Allseas for our commercial use. In addition, Allseas, and related companies, have provided us financial support through equity investments, unsecured credit facilities and short-term and working capital loans. We cannot provide any assurance with respect to the success of our continued relationship with Allseas, that we will be able to enter into additional binding agreements with Allseas on commercially reasonable terms, or at all, that Allseas will continue to devote its resources to its relationship with us, continue to provide us financial support or otherwise perform its obligations under its current and future arrangements with us as expected, as a result of its limited experience in the collection and transportation of seafloor polymetallic nodules or otherwise, the result of any of which would have a material adverse effect on our business, financial condition, liquidity, and results of operations. As a result, we may need to engage and depend on other third parties for the services and funding Allseas currently provides to us and is expected to continue doing so. If these new relationships are not timely entered into or not entered into on commercially reasonable terms, or at all, or if any such relationship is not successful, this would likely have a material adverse effect on our business, financial condition, liquidity, and results of operations.

The polymetallic nodules that we may recover may require specialized onshore processing and refining, and there is no certainty that such processes will result in a recovery of metals that is consistent with our expectations, or that we will be able to develop or otherwise access processing plants that are suitable for our purposes.

The polymetallic nodules that our subsidiaries may collect, contain several base metals in varying concentrations, which will require processing and refining in metallurgical plants. To date, no nodules have been processed and refined into metal products commercially, and there is a risk that such processing and refining may not be economically viable and/or that there are presently unknown technical aspects that render the selected flowsheet unsuitable for processing to the products as described.

While the metallurgical recovery estimates have been derived from commercial operation benchmarking, benchscale and pilot scale testwork, the commercial metal recoveries to products could vary significantly from these estimates.

Should our offshore nodule collection plans become successful, we intend to partner with existing onshore processing partners to produce and develop new build onshore processing plants as we scale up production. Our future needs with respect to such processing plants have yet to be fully determined, and as such, the capital costs, performance, reliability, and maintenance of such plants are currently uncertain.

We have identified potential tolling facilities to process nodules into two products, manganese silicate and nickel-copper-cobalt alloy, or matte and developed a marketing strategy to place the latter products into existing smelting and refining facilities. There is no guarantee that these facilities will be available at the required times or that we would be able to secure them at commercially attractive rates. Additionally, even if we are able to secure appropriate processing facilities (through tolling arrangements), there is no guarantee that we will be able to provide them with the required nodule feedstocks at the required times.

While we believe that we have identified specific sites for the potential construction of nodule processing plants (based on factors such as proximity to deep-water ports, cost of access to renewable electric power and natural gas, and proximity to customers), there is a risk that we will be unable to secure one or more of these sites on suitable terms. In the event that we are unable to secure one or more of the sites we have identified, or if modification scope identification, development and associated construction delays of this scope implementation impact our ability to develop one or more of such sites, our ability to process polymetallic nodules would be detrimentally impacted. Additionally, there can be no guarantees that such plants can be developed, or if developed, that such plants will perform in an economically viable manner or provide the projected metal recovery rates at the estimated project capital and operating costs, which could impact projections for our future revenues, cash flows, royalties, and development and operating expenditures.

Accordingly, the timing in which we expand our operations may vary depending on geological, operational and financial developments, in addition to regulatory approvals from the ISA, among other factors, and these may impact our revenue and financial performance.

Our exploration and polymetallic nodule collecting activities may be affected by natural hazards, which could have a material adverse effect on our business.

Deep-sea mineral exploration and collection activities are inherently difficult and dangerous and may be delayed or suspended by severe weather events, sea conditions or other natural hazards, including volcanos, storms, hurricanes, tsunamis and unpredictable weather patterns. In addition, even though sea conditions in a particular location may be somewhat predictable, the possibility exists that unexpected conditions may occur that adversely affect our operations. Nodule collection activities, including, without limitation, the transfer of nodules to transport vessels and delivery to port, may be subject to interruptions resulting from weather and related marine conditions that adversely affect our collection operations or the ports of delivery, and any such delays could have a material adverse effect on our business.

Fluctuations in transportation costs or disruptions in transportation, processes or services, or damage or loss during transport could decrease our profitability or impair our ability to supply polymetallic nodules, processed minerals or products to our customers, which could adversely affect our results of operations.

Once our subsidiaries have been able to successfully collect the polymetallic nodules, they will be required to transport them to onshore facilities for processing, including the transfer of nodules to transport vessels and delivery to port. Furthermore, once they have reached a point of commercialization, we will need to transport our products to our future customers, wherever they may be located. Finding affordable and dependable transportation is important because it allows us to supply customers around the world. Labor disputes, embargos, sanctions, government restrictions, work stoppages, pandemics, derailments, damage or loss events, adverse weather conditions, vessel groundings inhibiting access to key navigation routes, other environmental events, changes to rail or ocean freight systems, availability of appropriate equipment or processes for transfer of nodules to transport vessels or other events and activities beyond our control could interrupt or limit available transport services, which could result in customer dissatisfaction and loss of sales potential and could materially adversely affect our results of operations.

Actual capital costs, financing strategies, operating costs, production and economic returns may differ significantly from those we have anticipated and there can be no assurance that any future development activities will result in profitable metal production operations.

The actual operating costs of our subsidiaries to collect polymetallic nodules, transport, process and refine such nodules commercially will depend upon changes in the availability of financing or partners who undertake capital developments in partnership with us, and prices of labor, equipment and infrastructure, shipping costs, variances in ore recovery from those currently assumed, operational risks, changes in governmental regulation, including taxation, environmental, permitting and other regulations and other factors, many of which are beyond our control. Due to any of these or other factors, our capital and operating costs may be significantly higher than those set forth in the NORI Initial Assessment and TOML Mineral Resource Statement prepared by AMC and filed as exhibits to this Annual Report or that we otherwise estimate from time to time. As a result of higher capital and operating costs, our financing ability may be impacted, and this may be further affected by lower commodity prices in the international markets that could impact production or economic returns which may differ significantly from those set forth in the NORI Initial Assessment and TOML Mineral Resource Statement or that we otherwise estimate from time to time and there can be no assurance that any of our development activities will result in profitable operations.

For example, since 2021, we have continued to define our resource in the NORI area, with the goal to develop project economics to pre-feasibility level and are working towards a pre-feasibility study, which is nearing completion. As part of our ongoing refinement of our business plans and resource definition work, we are now pursuing a low-CAPEX approach to our development and commercialization of operations for our NORI Area D project where we reuse existing production assets opposed to the high-CAPEX approach where the majority of offshore and onshore production assets would be newly built by us as assumed in the 2021 economic analysis included in the NORI Technical Report Summary. As a result of these changes and the general passage of time since the valuation date of January 1, 2021, the 2021 point-in-time economic analysis included in Section 19 of the NORI Technical Report Summary and the estimated capital and operating costs set forth in Section 18 of the NORI Technical Report Summary, including any references thereto throughout the NORI Technical Report Summary, should no longer be relied upon or used by investors for any reason. In addition, as we continue our work towards the completion of a pre-feasibility study, any economic analysis resulting from this work as to the cash flows from or valuation of the potential extraction of nodules form NORI Area D or elsewhere may differ significantly from earlier or current estimates and any resulting analyses that are lower than earlier or current estimates or lower than those expected by investors or other stakeholders could have a material adverse effect on our share and warrant prices and results or operations. The same material adverse effects could occur if we are unable to complete the pre-feasibility study in a timely manner or at all.

We have limited operating history, and there can be no assurance that we will be able to commercially develop our resource areas or achieve profitability in the future.

We have a limited operating history, and we expect that our losses will continue until we achieve profitable commercial production. NORI currently intends to explore and collect mineral resources in the NORI areas identified in the exploration contract executed by NORI with the ISA, and we hope to expand such operations if viable in certain other parts of the CCZ, including by TOML in the TOML areas identified in the exploration contract executed between TOML and the ISA. There can be no assurance that we will be able to commercially develop these properties or that it will be able to generate profits in the future.

Our operating expenses and capital expenditures will increase in the future as consultants and new employees are engaged, equipment associated with advancing exploration is leased or purchased, and properties are developed. There can be no assurance that we will generate any revenues or achieve profitability, or that the assumed level of expenses associated with our exploration, development, and commercialization processes will prove to be accurate.

Work stoppages or similar difficulties could significantly disrupt our operations, reduce our revenues and materially adversely affect our results of operations.

A work stoppage by any of the third parties providing services in connection with our operations or those of our strategic partners (such as for onshore or offshore operations) could significantly disrupt our activities, reduce our future revenues and materially adversely affect our results of operations.

A shortage of skilled technicians and engineers may further increase operating costs, which could materially adversely affect our results of operations.

Efficient collection, transport and processing using modern techniques and equipment requires skilled technicians and engineers. In addition, our optimization and eventual downstream efforts will significantly increase the number of skilled operators, maintenance technicians, engineers and other personnel required to successfully operate our business. If we are unable to hire, train and retain the necessary number of skilled technicians, engineers and other personnel there could be an adverse impact on our labor costs and our ability to reach anticipated production levels in a timely manner, which could have a material adverse effect on our results of operations.

We depend on key personnel for the success of our business. The loss of key personnel or the hiring of ineffective personnel could negatively impact our operations and profitability.

We depend on the services of our senior management team, our board of directors, our strategic partners and other key personnel. The loss of the services of any member of senior management, our board of directors or a key employee, or similar personnel within our strategic partners could have an adverse effect on our business. We and our partners may not be able to locate, attract or employ on acceptable terms qualified replacements for senior management, board of directors or other key employees if their services are no longer available.

Our growth will depend on our ability to execute on our plans and expand our operations and controls while maintaining effective cost controls.

Deep-sea exploration, nodule collection, and processing is an emerging industry, and our ability to implement our strategy requires effective planning and management control systems. Our plans may place a significant strain on our management and on our operational, financial and personnel resources. As such, our future growth and prospects will depend on our ability to manage this growth and to continue to expand and improve operational, financial and management information and quality control systems on a timely basis, while at the same time maintaining effective cost controls. Any failure to expand and improve operational, financial and management information and quality control systems in line with our growth could have a material adverse effect on our business, financial condition and results of operations. There are also risks associated with establishing and maintaining systems of internal controls.

We are dependent upon information technology systems, which are subject to cyber threats, disruption, damage and failure.

We depend upon information technology systems in the conduct of operations. Such information technology systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design. Cybersecurity incidents, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information or the corruption of data. Various measures have been implemented to manage our risks related to information technology systems and network disruptions. However, given the unpredictability of the timing, nature and scope of information technology disruptions, we could potentially be subject to downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, operating results and financial condition.

Our business is subject to a variety of risks, some of which may not be covered by our future or existing insurance policies.

In the course of the exploration, development, and production of our mineral resource properties, we may be subject to a variety of risks that could result in: (i) damage to, or destruction of, transportation vessels and processing facilities, (ii) personal injury or death, (iii) environmental damage, (iv) delays in collecting, transporting or processing, (v) monetary losses, (vi) natural disasters, (vii) environmental matters, and (viii) legal liability, among others. It is not always possible to fully insure against such risks, and we may determine not to insure against all such risks as a result of high premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in cost and a decline in the value of our securities. We cannot be certain that insurance for some or all of these risks will be available on acceptable terms or conditions, if at all, and in some cases, coverage may not be acceptable or may be considered too expensive relative to the perceived risk.

V. Intellectual Property Risks.

We may not be able to adequately protect our intellectual property rights. If we fail to adequately enforce or defend our intellectual property rights, our business may be harmed.

Much of the technology used in the markets in which we compete is or may become protected by patents and trade secrets, and our commercial success will depend in significant part on our ability to access, obtain and maintain patent and trade secret protection for future products and methods or those of any of our strategic partners such as Allseas or onshore processing partners. To compete in these markets, we rely or may need to rely on a combination of trade secret protection, nondisclosure and licensing agreements, patents and trademarks to establish and protect our proprietary intellectual property rights. Our intellectual property rights (or those of our partners) may be challenged or infringed upon by third parties, or we may be unable to maintain, renew or enter into new license agreements with third-party owners of intellectual property on reasonable terms. In addition, our intellectual property may be subject to infringement or other unauthorized use outside of the U.S. In such case, our ability to protect our intellectual property rights by legal recourse or otherwise may be limited, particularly in countries where laws or enforcement practices are undeveloped or do not recognize or protect intellectual property rights to the same extent as the U.S. Unauthorized use of our intellectual property rights (or those of our partners) or our inability (or the inability of our partners) to preserve our existing intellectual property rights (or those of our partners) could adversely impact our competitive position and results of operations. The loss of our patents could reduce the value of the related products. In addition, the cost to litigate infringements of our patents, or the cost to defend ourselves against patent infringement actions by others, could be substantial and, if incurred, could materially affect our business and financial condition.

Proprietary trade secrets and unpatented know-how may become important to our business. We will likely rely on trade secrets to protect certain aspects of our business systems and designs, especially where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential or proprietary information. Enforcing a claim that a third-party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We or our partners may not be able to obtain necessary patents and the legal protection afforded by any patents may not adequately protect our or our partners' rights or permit us to gain or keep any competitive advantage.

Our ability (or that of our partners) to obtain necessary patents is uncertain, and the legal protection to be afforded by any patents we (or they) may be issued in the future may not adequately protect our (or their) rights or permit us (or them) to gain or keep any competitive advantage necessary for our operations or our partnerships. In addition, the specific content required of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or interpretations of patent laws in the U.S. or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection. Even if patents are issued regarding our products and processes, our competitors may challenge the validity of those patents. Patents also will not protect our products and processes if competitors devise ways of making products without infringing our patents.

If we infringe, or are accused of infringing, on the intellectual property rights of third parties, it may increase our costs or prevent us from being able to commercialize new products.

There is a risk that we (or our partners) may infringe, or may be accused of infringing, the proprietary rights of third parties under patents and pending patent applications belonging to third parties that may exist in the U.S. and elsewhere in the world that relate to our products and processes (or those of our strategic partners). Because the patent application process can take several years to complete, there may be currently pending applications that may later result in issued patents that cover our products and processes. In addition, our products and processes may infringe existing patents.

Defending ourselves against third-party claims, including litigation in particular, would be costly and time consuming and would divert management's attention from our business, which could lead to delays in our exploration, collecting, processing, and commercialization efforts. If third parties are successful in their claims, we might have to pay substantial damages or take other actions that are adverse to our business. As a result of intellectual property infringement claims, or to avoid potential claims, we might:

● be prohibited from, or delayed in, selling or licensing some of our products or using some of our processes unless the patent holder licenses the patent to us, which it is not required to do;

● be required to pay substantial royalties or grant a cross license to our patents to another patent holder; or

● be required to redesign a product or process so it does not infringe a third-party's patent, which may not be possible or could require substantial funds and time.

In addition, we could be subject to claims that our employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of third parties.

If we are unable to resolve claims that may be brought against us by third parties related to their intellectual property rights on terms acceptable to us, we may be precluded from offering some of our products or using some of our processes.

In addition, we have not obtained definitive global trademark protection for the name "The Metals Company" and we may not be able to secure such protection over time. If we are unable to secure such protection, we may need to rebrand or otherwise modify our name, which could result in costs, delays and loss of market recognition.

VI.   Public Company Risks and Risks Related to our Securities

Our business is capital intensive, and we will be required to raise additional funds in the future to accomplish our objectives. This additional financing may not be available on acceptable terms or at all. Failure to obtain this necessary capital when needed may force us to reduce or terminate our operations.

In light of the significant deficit in expected funding following the closing of the Business Combination in September 2021, we adopted what we call a "capital-light" strategy whereby we removed any allocation of funds to capital expenditures that were not deemed necessary to support the submission of an application for a plan of work for exploitation for NORI Area D, by negotiating the settlement of program expenditures with our equity whenever possible in order to preserve our cash, and by utilizing existing assets for offshore and onshore production. The continuing exploration and development of the NORI and TOML contract areas, however, will depend upon our ability to obtain dilutive and/or non-dilutive financing through stake sales in our assets, offtakes with prepayments, debt financing, equity financing, joint ventures, project-based or asset-based financing or other means. The actual amount of capital needed or that we raise for our projects, however, may vary materially from our current estimates. We currently expect that we will raise additional funds to finance our operations. There is no assurance that we will be successful in obtaining the required financing for these or other purposes, including for general working capital, or that any funds raised will be sufficient for the purposes contemplated, which could negatively impact our operating plans, financial results and ability to continue as a going concern. We will not initially have any producing properties and will have no source of significant operating cash flow until we are granted an exploitation contract and begin commercial production. There is no precedent for projects like ours, and therefore, financing may not be available on acceptable terms or at all. Failure to obtain additional financing on a timely basis could cause us to reduce or terminate our operations. Organizations such as the United Nations Environment Programme Finance Initiative, warn against investing in activities focused on exploitation of deep-sea nodules as a result of the potential environmental impact of the activities. The influence of these groups could negatively impact our operations and ability to raise capital on acceptable terms or at all.

If additional funds are raised through further issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those they possess prior to such issuances. Additionally, U.S. and global economic uncertainty, higher interest rates and diminished credit availability may limit our ability to incur indebtedness on favorable terms. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Furthermore, the impact of geopolitical tension, such as a deterioration in the bilateral relationship between the U.S. and China or an escalation in conflict between Russia and Ukraine, or the ongoing conflict in Israel and Gaza, including any resulting sanctions, export controls or other restrictive actions, could also lead to disruption, instability and volatility in the global markets, which may have an impact on our ability to obtain additional funding.

We may issue additional Common Shares or other equity securities without shareholder approval, which would dilute your ownership interests and may depress the market price of our common shares and sales of a substantial amount of our Common Shares may cause the price of our Common Shares to fall.

As at December 31, 2024, we had 340,708,460 Common Shares, 14,300,575 Short-Term Incentive Plan ("STIP") options, 9,644,875 Long-Term Incentive Plan ("LTIP") options in each case issued under the 2018 Stock Option Plan ("2018 Plan"), 3,940,000 options issued under the 2021 Incentive Equity Plan and 38,180,770 warrants to acquire Common Shares issued and outstanding, which does not include the 5,000,000 Common Shares and 2,500,000 Class B warrants issued after December 31, 2024 as part of the financing we announced in November 2024. Subject to the requirements of the Business Corporations Act (British Columbia) ("BCBCA"), our Articles authorize us to issue Common Shares and rights relating to our Common Shares for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. In addition, 70,262,856 Common Shares are reserved for issuance under the 2021 Incentive Equity Plan, including 13,628,338 shares added to the plan in January 2025 pursuant to the plan's evergreen provision, of which 51,090,231 are available for future issuance, and 14,395,117 Common Shares are reserved for issuance under our 2021 Employee Stock Purchase Plan (the "ESPP"), including 3,407,085 shares added to the plan in January 2025, pursuant to the plan's evergreen provision, of which 14,055,707 are available for future purchase, in each case, subject to adjustment in certain events. In addition, up to 136,239,964 Common Shares, subject to adjustment in certain events, may be issued to the holders of special shares and holders of options underlying special shares upon conversion of special shares if certain common share price thresholds are met ("Special Shares"). Any Common Shares issued upon exercise of warrants, upon conversion of the Special Shares or under the 2018 Plan, 2021 Incentive Equity Plan, the ESPP or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by you.

Our issuance of additional Common Shares or other equity securities of equal or senior rank would have the following effects:

- our existing shareholders' proportionate ownership interest in us will decrease;

- the amount of cash available per share, including for payment of dividends in the future, may decrease;

- the relative voting strength of each previously outstanding common share may be diminished; and

- the market price of our Common Shares may decline.

In addition, sales of substantial amounts of our common shares in the public market, or the perception that such sales will occur, could adversely affect the market price of our Common Shares.

If our outstanding warrants are exercised, the number of shares eligible for future resale in the public market will increase and result in dilution to our shareholders. You will likely experience further dilution if we issue common shares in future financing transactions.

We have 15,000,000 outstanding Public Warrants to purchase 15,000,000 Common Shares and 9,500,000 Private Warrants outstanding exercisable for 9,500,000 shares of our Common Shares at an exercise price of $11.50 per share, which warrants became exercisable beginning on October 9, 2021. In addition, there are 6,230,770 Class A Warrants outstanding to purchase 6,230,770 Common Shares, issued as part of the August 2023 registered direct offering, and 7,450,000 Class B Warrants outstanding to purchase 7,450,000 Common Shares, issued as part of the November 2024 registered direct offering. Both Class A Warrants and Class B Warrants have an exercise price of $2.00 per share. In certain circumstances, the Public Warrants, Private Warrants, Class A Warrants and Class B Warrants may be exercised on a cashless basis and the proceeds from the exercise of such warrants will decrease. To the extent such warrants are exercised, additional shares of our Common Shares will be issued, which will result in dilution to the holders of our Common Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our Common Shares, the impact of which is increased as the value of our stock price increases. Furthermore, if we raise additional funds by issuing additional Common Shares, or securities convertible into or exchangeable or exercisable for common stock, our shareholders will experience additional dilution, and new investors could have rights superior to existing stockholders.

There can be no assurance that the Public Warrants, Private Warrants, Class A Warrants and Class B Warrants will be in the money, and they may expire worthless.

The exercise price for the outstanding Public Warrants and Private Warrants is $11.50 per Common Share. There can be no assurance that such warrants will be in the money prior to their expiration, and as such, such warrants may expire worthless. Since the closing of the Business Combination through March 20, 2025, the price of our Common Shares has ranged from a high of $10.38 to a low of $0.55 and as of March 21, 2025, the closing price of our Common Shares was $1.82. Based on the current trading price of our common shares we do not expect to receive any proceeds from exercise of the Public Warrants and Private Warrants unless there is a significant increase in the price of our Common Shares.

There are currently outstanding an aggregate of 38,180,770 warrants to acquire our Common Shares, which comprise 9,500,000 Private Warrants, 15,000,000 Public Warrants and 6,230,770 Class A Warrants and 7,450,000 Class B Warrants (including 2,500,000 Class B Warrants issued after December 31, 2024). All of our warrants are currently exercisable for one common share in accordance with their terms. Therefore, as of December 31, 2024, if we assume that each outstanding whole warrant is exercised and one common share is issued as a result of such exercise, with payment of the exercise price ranging from $2.00 to $11.50 per share, our fully-diluted share capital would increase by a total of 38,180,770 shares, with approximately $309.1 million paid to us to exercise the warrants assuming the warrants are not cashless exercised. Furthermore, even if the warrants are in the money following the time they become exercisable, the holders of the warrants are not obligated to exercise their warrants, and we cannot predict whether holders of the warrants will choose to exercise all or any of their warrants.

We are involved in litigation that may adversely affect us and may not be successful in our litigation related to non-performing Private Investment in Public Equity ("PIPE") investors.

Due to the nature of our business, we may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. We can provide no assurances that these matters will not have a material adverse effect on our business. Following periods of volatility in the market, securities class-action litigation has often been instituted against companies. On October 28, 2021, a shareholder filed a putative class action against us and certain executives in federal district court for the Eastern District of New York, captioned Caper v. TMC The Metals Company Inc. F/K/A Sustainable Opportunities Acquisition Corp., Gerard Barron and Scott Leonard. The complaint alleges that all defendants violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder, and Messrs. Barron and Leonard violated Section 20(a) of the Exchange Act, by making false and/or misleading statements and/or failing to disclose information about our operations and prospects during the period from March 4, 2021 to October 5, 2021. On November 15, 2021, a second complaint containing substantially the same allegations was filed, captioned Tran v. TMC the Metals Company, Inc. These cases have been consolidated. On March 6, 2022, a lead plaintiff was selected. An amended complaint was filed on May 12, 2022, reflecting substantially similar allegations, with the Plaintiff seeking to recover compensable damages caused by the alleged wrongdoings. We deny any allegations of wrongdoing and filed and served the plaintiff a motion to dismiss on July 12, 2022 and intend to defend against this lawsuit. On July 12, 2023, an oral hearing on the motion to dismiss was held. The parties are currently awaiting a ruling. On January 23, 2023, investors in the 2021 private placement from the Business Combination filed a lawsuit against us in the Commercial Division of New York Supreme Court, New York County, captioned Atalaya Special Purpose Investment Fund II LP et al. v. Sustainable Opportunities Acquisition Corp. n/k/a TMC The Metals Company Inc., Index No. 650449/2023 (N.Y. Sup. Ct.). We filed a motion to dismiss on March 31, 2023, after which the plaintiffs filed an amended complaint on June 5, 2023. The amended complaint alleges that we breached the representations and warranties in the plaintiffs' private placement Subscription Agreements and breached the covenant of good faith and fair dealing. The Plaintiffs are seeking to recover compensable damages caused by the alleged wrongdoings. We deny any allegations of wrongdoing and filed a motion to dismiss the amended complaint on July 28, 2023. On December 7, 2023, the Court granted our motion to dismiss the claim for breach of the covenant of good faith and fair dealing and denied our motion to dismiss the breach of the Subscription Agreement claim. We filed a notice of appeal regarding the Court's denial of our motion to dismiss the breach of the Subscription Agreement claim and the appeal was heard by the Court on November 8, 2024. In December 2024, the NY Appellate Division issued a ruling upholding the lower court's ruling, moving the case into the discovery phase. There is no assurance that we will be successful in our defense of this lawsuit or that insurance will be available or adequate to fund any settlement or judgment or the litigation costs of this action. Such losses or range of possible losses cannot be reliably estimated.

On November 8, 2024, a shareholder filed a putative class action against us and certain executives in federal district court for the Central District of California, captioned Lin v. TMC The Metals Company Inc., Gerard Barron, and Craig Shesky. The complaint alleges that all defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and Messrs. Barron and Shesky violated Section 20(a) of the Exchange Act, by making false and/or misleading statements and/or failing to disclose information regarding the classification of the non-financial asset received from our partnership with Low Carbon Royalties Inc. and the derecognition of the capitalized exploration contract related to NORI. The alleged misstatements and omissions pertain to our initial classification of this non-financial asset as a gain on disposition (being a sale of future revenue) and subsequent reclassification thereof as a royalty liability (and re-capitalization of the exploration contract) and the restatement of our previously issued financial statements as a result thereof for the three months ended March 31, 2023, the six months ended June 30, 2023 and the nine months ended September 30, 2023 in March 2024. The complaint purports to represent a class of shareholders who acquired our securities between May 12, 2023, and March 25, 2024, and seeks to recover compensable damages caused by the alleged wrongdoings. We intend to defend against the lawsuit. There can be no assurance, however, that we will be successful in our defense, or that insurance will be available or adequate to fund any settlement or judgment or the litigation costs of this action. Due to the early stage of this litigation, such losses or range of possible losses cannot be reliably estimated.

In addition, although we commenced litigation against two investors who failed to fund their commitment to purchase approximately $220 million in connection with the financing at the close of the Business Combination, we may not recover any amounts from these investors.

65

We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to "emerging growth companies" or "smaller reporting companies," this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an "emerging growth company" within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Common Shares held by non-affiliates exceeds $700 million as of the end of any second quarter of a fiscal year, in which case we would no longer be an emerging growth company as of the last day of such fiscal year. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company that is not an emerging growth company or is an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, we are a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our Common Shares held by non-affiliates is greater than or equal to $250 million as of the end of that fiscal year's second fiscal quarter, and (ii) our annual revenues are greater than or equal to $100 million during the last completed fiscal year and the market value of our Common Shares held by non-affiliates exceeds $700 million as of the end of that fiscal year's second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

We may incur debt in the future, and our ability to satisfy our obligations thereunder remains subject to a variety of factors, many of which are not within our control.

We may seek to incur debt in the future to fund our exploration and operational programs, which would reduce our financial flexibility and could have a material adverse effect on our business, financial condition or results of operation.

Should we incur debt, including through the drawdown of our credit facility with ERAS Capital LLC and Gerard Barron, our ability to satisfy any resulting debt obligations and to reduce our level of indebtedness will depend on future performance. General economic conditions, mineral prices, and financial, business and other factors will have an impact on our operations and future performance, and many of these factors are beyond our control. As such, we cannot assure investors that we will be able to generate sufficient cash flow to pay the interest on any debt, or that future working capital, borrowings, or equity financing will be available to pay or refinance such debt or meet future debt covenants. Factors that will affect our ability to raise cash through an offering of securities or a refinancing of any debt include financial market conditions, the value of our assets, and our performance at the time we are seeking to raise capital. We cannot assure investors that we will have sufficient funds to make such payments. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our current borrowings or to arrange for new financing, we might be required to take measures to generate liquidity, such as selling some or all of our assets. Any such sales could have a material adverse effect on our business, operations and financial results. Moreover, failure to obtain additional financing, if required, on a timely basis, could cause us to reduce or delay our proposed operations.

We may need to raise additional capital in order to complete our programs and commence commercial operations and there is no assurance that we will be able to obtain adequate financing in the future or that such financing will be available to us on advantageous terms.

An active trading market for our Common Shares and warrants may not be sustained, which would adversely affect the liquidity and price of our securities.

An active trading market for our securities may not be sustained. In addition, the price of our securities could fluctuate significantly for various reasons, many of which are outside our control, such as our stock performance, large purchases or sales of our Common Shares, legislative changes and general economic, political or regulatory conditions. The release of our financial results may also cause our share price to vary. The continued existence of an active trading market for our securities will depend to a significant extent on our ability to continue to meet Nasdaq's listing requirements, which we may be unable to accomplish.

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

Our Common Shares and Public Warrants are traded on Nasdaq under the symbols "TMC" and "TMCWW," respectively. If in the future Nasdaq delists our Common Shares from trading on its exchange for failure to meet the listing standards, we and our securityholders could face significant material adverse consequences including:

- a limited availability of market quotations for our securities;

- reduced liquidity for our securities;

- a determination that our Common Shares are "penny stock" which will require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

- a limited amount of news and analyst coverage; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

The closing bid price of our Common Shares has been below the Nasdaq's minimum $1.00 per share for extended periods of time in 2022, 2023 and 2024. As a result, we received written notices from the Nasdaq in 2022, 2023 and 2024 notifying us that the closing bid price of the Common Shares over 30 consecutive trading days had fallen below the minimum $1.00 per share. Although we regained compliance with the Nasdaq's minimum closing bid price on each occurrence, we may not be able to continue to meet this Nasdaq listing requirement. If the closing bid price of our Common Shares falls below $1.00 per share for another consecutive 30 trading days, we expect to receive another notification from the Nasdaq to that effect. If this were to happen, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), we expect to have 180 calendar days from the notice date to regain compliance. To regain compliance, the closing bid price of our Common Shares must be at least $1.00 per share for a minimum of 10 consecutive trading days. If we do not regain compliance in this 180-day period and we are not otherwise able to transfer our listing to another Nasdaq market and regain compliance with the $1.00 minimum closing bid price, the Nasdaq could delist our Common Shares and Public Warrants.

In the event that our Common Shares and Public Warrants are delisted from Nasdaq and are not eligible for quotation or listing on another market or exchange, trading of our Common Shares and warrants could be conducted only in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Common Shares and Public Warrants, and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our Common Shares and Public Warrants to decline further.

If we are unable to implement and maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and we may face litigation.

As a public company, we are required to implement and maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. There is no guarantee we will maintain effective internal controls in the future.

If during the evaluation and testing process, we identify one or more material weaknesses in the design or effectiveness of our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented, or reviewed. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the valuation of our common stock could be adversely affected.

For example, as previously disclosed, management identified a material weakness in the operating effectiveness of our internal control over the accounting for significant, non-routine transactions that resulted from the inadequate and untimely involvement of stakeholders and technical advisors with an appropriate level of expertise to account for significant, non-routine transactions. Although we have taken steps to remediate this material weakness which we believe worked effectively for a recent significant, non-routine transaction, the new internal control needs to be in operation and tested for sufficient instances to be considered effective and, therefore, these changes can only be deemed effective once they have been in place over a longer time period and applied in additional instances. Although we will continue to review the effectiveness of our newly implemented controls and make improvements as warranted, there is no assurance, however, that these control modifications will ultimately have the intended effects or that the material weakness will be remediated. In addition, as set forth above, a shareholder filed a putative class action lawsuit against us and certain of our executives following our announcement of this material weakness and the associated restatements to our previously issued financial statements for the three months ended March 31, 2023, the six months ended June 30, 2023 and the nine months ended September 30, 2023 contained in its Quarterly Reports on Form 10-Q for the quarter ended March 31, 2023, June 30, 2023 and September 30, 2023, respectively, filed with the SEC. We can provide no assurance that additional litigation or disputes will not arise in the future as a result of this or other material weaknesses or restatements. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition.

The market price of our securities may be volatile, which could cause the value of your investment to decline.

The market price of our securities may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our Common Shares and Public Warrants may fluctuate and cause significant price variations to occur. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market and political conditions (including as a result of regional conflicts, geopolitical events and natural disasters), could reduce the market price of our securities in spite of our operating performance. If we are unable to operate as profitably as investors expect, the market price of our Common Shares will likely decline when it becomes apparent that the market expectations may not be realized. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly or annual results of operations, operating results of other companies in the same industry, additions or departures of key management personnel, changes in our earnings estimates (if provided) or failure to meet analysts' earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities it may issue in the future, changes in market valuations of similar companies or speculation in the press or the investment community with respect to us or our industry, negative media coverage, adverse announcements by us or others and developments affecting us, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, actions by institutional shareholders, the possible effects of war, terrorism and other hostilities, adverse weather conditions, changes in general conditions in the economy or the financial markets or other developments affecting the industry in which we operate, and increases in market interest rates that may lead investors in our Common Shares to demand a higher yield, and in response the market price of our Common Shares could decrease significantly.

These broad market and industry factors may decrease the market price of our Common Shares, regardless of our actual operating performance. The stock market in general has, from time to time, experienced extreme price and volume fluctuations. In addition, in the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs, a material negative impact on our liquidity and a diversion of our management's attention and resources.

We may redeem unexpired warrants prior to their exercise at a time that is disadvantageous, thereby making the warrants worthless.

We have the ability to redeem outstanding Public Warrants and Private Warrants prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of our Common Shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met. Our Class A Warrants have a similar call provision if the price of our Common Shares is over $6.50 per share (subject to adjustments) for 30 consecutive trading days at a price per warrant share of $0.0001. Our Class B Warrants have a similar call provision if the price of our Common Shares is over $5.00 per share (subject to adjustments) for 30 consecutive trading days at a price per warrant share of $0.0001. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by us on such terms so long as they are held by permitted transferees.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our Common Shares.

Securities research analysts may establish and publish their own periodic projections for us. These projections may vary widely and may not accurately predict the results we actually achieve. Our common share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our shares or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect research analyst coverage, if no analysts commence coverage of us, the market price and volume for our Common Shares could be adversely affected.

As we are not a reporting issuer in Canada, our Common Shares and Special Shares may be subject to restrictions on resale in Canada.

Our Common Shares and Special Shares were distributed pursuant to an exemption from the prospectus requirements in Canada. As we are not a reporting issuer in Canada and we do not intend to become a reporting issuer in Canada in the future, any distributions or trades of our securities will be a distribution that is subject to the prospectus requirements in Canada unless an exemption therefrom is available. An exemption from the prospectus requirements would be available to holders of shares of a class (and any underlying shares of such class) in respect of a trade if residents of Canada (the "Canadian Owners") own, directly or indirectly, not more than 10% of the outstanding shares of such class or any underlying shares of such class, and represent in number not more than 10% of the total number of owners, directly or indirectly, of shares of the applicable class or underlying shares, on any distribution date (collectively, the "Ownership Cap") and the trade is made through an exchange or market outside of Canada or to a person or company outside of Canada. On September 7, 2021, we received exemptive relief from the prospectus requirements in Canada such that the Common Shares and Special Shares issued to Canadian Owners in connection with the Business Combination are not subject to resale restrictions in Canada, subject to the terms and conditions set forth in the exemptive relief order. There can be no assurance that any future securities offered to Canadian Owners will be freely transferable by the Canadian Owners.

We are exposed to risks vis-à-vis our multi-national operations, which could adversely affect our business.

We are exposed to foreign currency risk in connection with the business we conduct in foreign currencies to the extent that the exchange rates of the foreign currencies are subject to adverse change over time. It has not been our practice to enter into foreign exchange contracts to protect against adverse foreign currency fluctuations, and we cannot predict whether exchange rate fluctuations will significantly harm our operations or financial results in the future. In addition to adverse fluctuations in foreign currency exchange rates, we are exposed to further risks inherent in doing business abroad, including limitations on asset transfers, changes in foreign regulations and political turmoil, all of which could adversely affect us.

We may be classified as a PFIC in any taxable year which could result in adverse U.S. federal income tax consequences to U.S. holders.

If we are classified as a PFIC, such status may have adverse U.S. federal income tax consequences to U.S. Holders (as defined in the section titled "Material U.S. Federal Income Tax Considerations"). The rules governing PFICs can have adverse effects for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Based on our initial assessment, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2024. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, where we are classified as a PFIC this is a factual determination that must be made annually after the close of each taxable year. Accordingly, there can be no assurance with respect to our PFIC status for the current year or any future taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our Common Shares or Public Warrants, certain adverse U.S. federal income tax consequences could apply to such U.S. holder and such holders may be subject to additional reporting requirements. See "*U.S. Federal Income Tax Considerations — Tax Consequences of Ownership and Disposition of Public Shares and Public Warrants — Passive Foreign Investment Company Rules*" included in our registration statement on Form S-1 filed with the SEC on October 7, 2021 for a more detailed discussion with respect to our PFIC status and the application of the PFIC rules. U.S. Holders of our Common Shares and Public Warrants are urged to consult their tax advisors regarding the application of the PFIC rules to them.

Canadian law and our Notice and Articles contain certain provisions, including anti-takeover provisions that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.

Provisions in our Notice of Articles and Articles, as well as certain provisions under the BCBCA and applicable Canadian laws, may discourage, delay or prevent a merger, acquisition or other change in control of TMC that shareholders may consider favorable, including transactions in which they might otherwise receive a premium for their Common Shares.

For instance, our Notice of Articles and Articles contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders' meetings.

Limitations on the ability to acquire and hold Common Shares may also be imposed by the *Competition Act* (Canada). This legislation permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in TMC. Moreover, a non-Canadian must file an application for review with the Minister responsible for the *Investment Canada Act* and obtain approval of the Minister prior to acquiring control of a "Canadian business" within the meaning of the *Investment Canada Act*, where prescribed financial thresholds are exceeded.

Further, changes to critical minerals policies and regulations in Canada and the U.S. and elsewhere may impact our ability to conduct our businesses internationally, including processing and sales of minerals and metals, and the ability to negotiate or agree any merger, acquisition or change of control.

Our Notice of Articles and Articles provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in the Province of British Columbia, Canada, and will contain an exclusive federal forum provision for certain claims under the Securities Act, which could limit your ability to obtain a favorable judicial forum for disputes with us.

Our Notice of Articles and Articles include a forum selection provision that provides that, unless we consent in writing to the selection of an alternative forum, the Supreme Court of British Columbia, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the BCBCA or TMC Notice of Articles and Articles (as either may be amended from time to time); or (iv) any action or proceeding asserting a claim otherwise related to the relationships among us, our affiliates and their respective shareholders, directors and/or officers, but excluding claims related to our business or of such affiliates. The forum selection provision also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of British Columbia and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions. The forum selection provision may impose additional litigation costs on securityholders in pursuing any such claims. This provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or the Exchange Act, or the rules and regulations thereunder.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claim brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our Notice and Articles will provide that the federal district courts of the U.S. will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the "Federal Forum Provision"). Application of the Federal Forum Provision means that suits brought by our securityholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in any state court.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our shareholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our shareholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to the aforementioned forum selection provisions, including the Federal Forum Provision. Additionally, our securityholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. These provisions may limit our securityholders' ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our Notice and Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Our Notice and Articles permit us to issue an unlimited number of Common Shares and preferred shares without seeking approval of the holders of our Common Shares.

Our Notice of Articles and Articles permit us to issue an unlimited number of Common Shares. Subject to the requirements of the BCBCA and applicable securities exchange, we will not be required to obtain the approval of shareholders for the issuance of additional Common Shares. Any further issuances of Common Shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.

Our Notice of Articles and Articles also permit us to issue an unlimited number of preferred shares, issuable in series and, subject to the requirements of the BCBCA, having such designations, rights, privileges, restrictions and conditions, including dividend and voting rights, as our board of directors may determine, and which may be superior to those of the Common Shares. The issuance of preferred shares could, among other things, have the effect of delaying, deferring or preventing a change in control and might adversely affect the market price of the Common Shares. Subject to the provisions of the BCBCA and the Nasdaq, we will not be required to obtain the approval of the holders of Common Shares for the issuance of preferred shares or to determine the maximum number of shares of each series of preferred shares, create an identifying name for each series and attach such special rights or restrictions as our board of directors may determine.

As a company incorporated in British Columbia with some of our directors and officers residing outside of the U.S., it may be difficult for investors in the U.S. to enforce civil liabilities against us based solely upon the federal securities laws of the U.S.

We are incorporated under the laws of British Columbia with our registered office located in British Columbia, Canada. Many of our directors and officers reside outside of the U.S. and all or a substantial portion of our assets and those of such persons are located outside the U.S. Consequently, it may be difficult for U.S. investors to effect service of process within the U.S. upon us or our directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of courts of the U.S. predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue-sky laws of any state within the U.S. or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue-sky laws.

Item 1B.   UNRESOLVED STAFF COMMENTS

None.

Item 1C.   CYBERSECURITY

We recognize the critical importance of maintaining the trust and confidence of investors, business partners and employees toward our business and are committed to protecting the confidentiality, integrity and availability of our business operations and systems. Our board of directors is involved in oversight of our risk management activities, and cybersecurity represents an important element of our overall approach to risk management. Our cybersecurity policies, standards, processes and practices are based on recognized frameworks established by the National Institute of Standards and Technology ("NIST") and the International Organization for Standardization ("ISO"). In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security, and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Cybersecurity Risk Management and Strategy; Effect of Risk

We face risks related to cybersecurity such as unauthorized access, cybersecurity attacks and other security incidents, including as perpetrated by hackers and unintentional damage or disruption to hardware and software systems, loss of data, and misappropriation of confidential information. To identify and assess material risks from cybersecurity threats, we maintain a comprehensive cybersecurity program to ensure our systems are effective and prepared for information security risks, including regular oversight of our programs for security monitoring for internal and external threats to ensure the confidentiality and integrity of our information assets. We consider risks from cybersecurity threats alongside other company risks as part of our overall risk assessment process.

To mitigate these risks, we have implemented technology solutions that are designed to recognize anomalous activity and behavior on systems used by our employees, alongside other technical safeguards including:

- Web Application Firewalls (WAF)

- Intrusion detection systems

- Antivirus

- Endpoint protection and response

- Security Event and Incident Management (SIEM)

- Identity and Access management (IAM)

- Multi-factor authentication

We utilize a third-party consultancy to provide services including security audits, CISO, risk management and response strategies. This consultancy provides the Chief Technology Officer, who is responsible for leading our cyber security strategy, guidance on policy, standards and processes alongside managing the risk management process.

We identify our cybersecurity threat risks by comparing our processes to standards set by the NIST and the ISO specifically basing our policies and procedures on ISO27001 guidelines.

To provide for the availability of critical data and systems, maintain regulatory compliance, manage our material risks from cybersecurity threats, and protect against and respond to cybersecurity incidents, we undertake the following activities:

- monitor emerging data protection laws and implement changes to our processes that are designed to comply with such laws;

- through our policies, practices and contracts (as applicable), require employees, as well as third parties that provide services on our behalf, to treat confidential information and data with care;

- employ technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence;

- provide regular, mandatory training for our employees and contractors regarding cybersecurity threats as a means to equip them with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices;

- conduct regular phishing email simulations for all employees and contractors with access to our email systems to enhance awareness and responsiveness to possible threats;

- dark web scanning to determine any leaked credentials both corporate and personal for key employees.

- leverage the NIST incident handling framework and our MSPs to help us identify, protect, detect, respond and recover when there is an actual or potential cybersecurity incident;

- carry information security risk insurance that provides protection against the potential losses arising from a cybersecurity incident; and

Our incident response plan coordinates the activities we take to prepare for, detect, respond to and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate damage to our business and reputation.

As part of the above processes, we regularly engage with consultants, auditors and other third parties, including annually having a third-party review our cybersecurity program to help identify areas for continued focus, improvement and compliance.

Our processes also address cybersecurity threat risks associated with our use of third-party service providers, including our suppliers and manufacturers or who have access to employee data or our systems. In addition, cybersecurity considerations affect the selection and oversight of our third-party service providers. We perform diligence on third parties that have access to our systems, data or facilities that house such systems or data, and continually monitor cybersecurity threat risks identified through such diligence. Additionally, we generally require those third parties that could introduce significant cybersecurity risk to us to agree by contract to manage their cybersecurity risks in specified ways, and to agree to be subject to cybersecurity audits, which we conduct as appropriate.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the heading "We are dependent upon information technology systems, which are subject to cyber threats, disruption, damage and failure" which disclosures are incorporated by reference herein.

In the last three fiscal years, we have not experienced any material cybersecurity incidents and the expenses we have incurred from cybersecurity incidents were immaterial. This includes penalties and settlements, of which there were none.

Cybersecurity Governance; Management

Cybersecurity is an important part of our risk management processes and an area of focus for our management. The audit committee of our board of directors is responsible for the oversight of risks from cybersecurity threats, as part of our Enterprise Risk Management system. In the event of a cybersecurity incident that meets established reporting thresholds, our audit committee will receive prompt and timely information regarding such incident, as well as ongoing updates until it has been addressed.

Our cybersecurity risk management and strategy processes, which are discussed in greater detail above, are led by our Chief Technology Officer with guidance from external security consultant. Such individuals have collectively over 40 years of prior work experience in various roles involving managing information security, developing cybersecurity strategy, implementing effective information and cybersecurity programs, as well as relevant degrees and certifications, including Certified Information Security Manager and Certified CISO. These management team members are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan.

Item 2. PROPERTIES

<u>**NORI Contract Area**</u>

The information that follows relating to the NORI Contract Area of the CCZ is derived, for the most part, from, and in some instances is an extract from, the NORI Technical Report Summary prepared in compliance with the SEC Mining Rules. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the NORI Technical Report Summary, which has been incorporated by reference as Exhibit 96.1 to this Annual Report. The NORI Technical Report Summary is incorporated herein by reference and made a part hereof. In the event that we determine that any modifying factors, estimates and other scientific and technical information in the report materially change, we may update or file a new technical report in the future. The NORI Contract Area is an exploration stage property.

Location of the NORI Area and access

The NORI Contract Area is located within the CCZ of the northeast Pacific Ocean. The CCZ is located in international waters between Hawaii and Mexico. The western-end of the CCZ is approximately 1,000 kilometers south of the Hawaiian island group. From here, the CCZ extends almost 5,000 kilometers east-northeast, in an approximately 600 kilometers wide trend, with the eastern limits approximately 2,000 kilometers west of southern Mexico. The region is well-located to ship nodules to the American continent or across the Pacific to Asian markets. The NORI Contract Area comprises four separate blocks (A, B, C and D) in the CCZ with a combined area of 74,830 square kilometers.



NORI Contract Area extents

Area	Minimum Latitude (DD)	Maximum Latitude (DD)	Minimum Longitude (DD)	Maximum Longitude (DD)	Minimum UTM X (m)	Maximum UTM X (m)	Minimum UTM Y (m)	Maximum UTM Y (m)	UTM Zone
A	11.5000	13.00000	(134.5830)	(133.8330)	545220.4	627276.0	1271339	1437255	8
B	13.5801	14.00000	(134.0000)	(133.2000)	607995.7	694759.8	1501590	1548425	8
C	12.0000	14.93500	(123.0000)	(120.5000)	500000.0	769458.3	1326941	1652649	10
D	**9.8950**	**11.08333**	**(117.8167)**	**(116.0667)**	**410465.2**	**602326.1**	**1093913**	**1225353**	**11**

DD — Decimal degrees, UTM — Universal Transverse Mercator map projection

As the CCZ deposit does not include any habitable land and is not near coastal waters, there is no requirement to negotiate access rights from landowners for seafloor collection operations. All personnel and material will be transported to the project area by ship.

See Section 3 of the NORI Technical Report Summary for further specific information of the location of the NORI Contract Area.

Tenements and permits

See Business Regulations-The NORI Exploration Contract, Business Regulations-The NORI Sponsorship Agreement and Business Regulations- International Seabed Authority above for information related to tenements and permits in the NORI Contract Area.

NORI obligations and sponsorship

See Business Regulations-The NORI Exploration Contract, Business Regulations-The NORI Sponsorship Agreement above for information related to this agreement in the NORI Contract Area.

Royalties and taxes

See Business Regulations-Royalties and taxes above for information with respect to our obligations for royalties and taxes in the NORI Contract Area.

History of previous exploration activities in the NORI Contract Area

Prior to the implementation of UNCLOS, many offshore exploration campaigns were completed by international organizations and consortia. A number of at-sea trial collection operations were successfully carried out in the CCZ in the 1970s to test potential collection concepts. These system tests evaluated the performance of self-propelled and several towed collection devices, along with submersible pumps and airlift technology for lifting the nodules from the deep ocean floor to the support vessel. Certain pioneer investors include those entities that carried out substantial exploration in the CCZ prior to the entry into force of UNCLOS, as well as those entities that inherited such exploration data.

NORI Area D was originally explored by Arbeitsgemeinschaft Meerestechnisch Rohstoffe ("AMR"). AMR subsequently joined Ocean Management Inc. ("OMI"). The OMI consortium comprised Inco Ltd (Canada), AMR (Federal Republic of Germany), SEDCO Inc. (US), and Deep Ocean Mining Co. Ltd (Japan). OMI completed a successful trial collection operation in 1978. Hydraulic pumps, an air lift system, and towed collectors were tested in approximately 4,500 meters of water. Approximately 800 tonnes of nodules were recovered.

Kennecott consortium (now a division of Rio Tinto) first became seriously interested in seafloor polymetallic nodules in 1962 (Agarwal et al. 1979). In the 1970s, Kennecott developed and tested components and subsystems of a seafloor collection system, and also carried out significant polymetallic nodule metallurgical processing test work.

Using a different system to OMI, Ocean Mining Associates recovered approximately 500 tonnes of nodules during its trial collection in the 1970s.

Between 1969 and 1974, Deepsea Ventures Inc. carried out 16 survey cruises of three to four weeks' duration each, to define the extent of the polymetallic nodule deposit discovered by them in 1969 in the CCZ. As reported by Deepsea Ventures Inc.:

"These activities included the taking of some 294 discrete samples, including the bulk dredging of some 164 tons of manganese nodules from some 263 dredge stations, 28 core stations and three grab sample stations, cutting of some 28 cores, approximately 1000 lineal miles of survey of seafloor recorded by television and still photography, etc. As a result, the deposit of nodules identified with the discovery has been proved to extend generally throughout the entire area (American Society of International Law, 1975)."

Also active in the CCZ was the Ocean Minerals Company ("OMCO"), comprising Amoco Minerals Co. (United States), Lockheed Missiles and Space Company Inc. (United States), Billiton International Metals BV, and dredging company Bos Kalis Westminster (Netherlands). In a program lasting 16 years, OMCO collected thousands of free-fall grab and box core samples of nodules from its claim area and carried out trial collection operations. Lockheed's design efforts resulted in over 80 patents, a seafloor production system that consisted of a remote-controlled collector and crusher, a seafloor to surface slurry riser system, the first industrial-scale dynamic positioning system for a vessel, and a metallurgical processing plant.

Upon making an application, the pioneer investors were required to submit sufficient data and information to enable designation of a reserved area based on the estimated commercial value. These sample data provide the basis of a database held by the ISA and were used initially to define the areas of the NORI application.

See Section 5 of the NORI Technical Report Summary for further specific information of the history of previous exploration of the NORI Contract Area.

Geology and sampling

Seafloor polymetallic nodules occur in all oceans, but the CCZ hosts a relatively high abundance of high Ni and Cu grade nodules. The CCZ seafloor forms part of the Abyssal Plains, which are the largest physiographic province on Earth.

The average depth of the seafloor in the Project Area is 3,800 to 4,200 meters. Overall, the seafloor slopes at approximately 0.57° (1 meter per kilometer) but the Abyssal Plains are traversed by ridges, with amplitude of 50 to 300 meters (maximum 1,000 meters) and wavelength of 1 to 10 kilometers. The Abyssal Plains are punctuated by extinct volcanoes rising 500 to 2,000 meters above the seafloor.

Seafloor polymetallic nodules rest on the seafloor at the seawater — sediment interface. Such nodules are composed of nuclei and concentric layers of manganese and iron hydroxides and are formed by precipitation of metals from the surrounding seawater and sediment pore waters. Nickel, cobalt and copper are also precipitated and occur within the structure of the manganese and iron minerals.

Nodules are abundant in abyssal areas with oxygenated bottom waters and low sedimentation rates (less than 10 cm per thousand years). Nodules generally range from about 1 to 12 cm in their longest dimension. Nodules of 1 to 5 cm are typically the most common in NORI Area D, where they have been classified as Type 1 nodules.

The specific conditions of the CCZ (water depth, latitude, and seafloor sediment type) are considered to be the key controls for the formation of polymetallic nodules.

Information on the mineralization within NORI Area D comprises a combination of sampling undertaken by NORI as well as free-fall grab sampler ("FFG") and box core sampler ("BC") data supplied by the ISA at the time of the NORI application and also supplied by the ISA to NORI in 2012. Additional regional data, assembled by the ISA as part of its Geological Model Project during 2008 to 2010 ("ISA 2010"), are available. The data provide significant coverage over NORI Area D and indicate a high abundance of nodules in this region, as has been confirmed by NORI's exploration.

During the 2018 NORI campaign, 91% of nodules sampled were situated at surface. These include nodules on the surface and nodules with their top surfaces in the upper 1 cm of sediment. A few nodules were found at depth; most of these were usually clustered around the edges of the box core and are considered to have been pushed below surface by the box coring process. Significant nodule abundance below surface was only recorded in one out of 45 samples. The nodules vary in abundance, in some cases touching one another and covering more than 70% of the seafloor. They can occur at any depth, but the highest concentrations have been found on abyssal plains between 4,000 and 6,000 mbsl. Data analysis in Section 9 of the NORI Technical Report Summary shows that nodule abundance variability is significantly higher than metal grades, suggesting that abundance estimation will be the key variable in mineral resource estimation.

NORI completed offshore exploration campaigns in 2012, 2013, 2018, 2019 and 2020. During these campaigns a variety of data was collected including:

- bathymetric mapping of most of NORI Areas A, B and C and all of NORI Area D using a hull-mounted Kongsberg Simrad EM120 12 kHz, full-ocean depth multibeam echo-sounding system ("MBES"). This system also provided backscatter data with which seafloor characteristics could be interpreted;

- detailed seafloor survey work with an autonomous underwater vehicle (AUV), utilizing an MBES, Side Scan Sonar (SSS), Sub-Bottom Profiler (SBP), and camera payload; and

- a total of 252 box core samples collected using a 0.75 square meters box corer, mainly on a 10 kilometers by 10 kilometers square grid were used for resource evaluation.

The nodules in the box cores were collected, and their characteristics measured and recorded in detail. Samples of nodules were collected in duplicate and assayed at two reputable, well-qualified laboratories: ALS and Bureau Veritas. Certified reference material, and blank samples were inserted to provide additional levels of quality control. No significant issues were identified with the assay results.

The backscatter data and the sidescan sonar and seafloor photography indicate strong continuity of nodule abundance across NORI Area D. There is a clear relationship between nodule long axis length and nodule weight and therefore it is possible to estimate nodule abundance from photographs. Several estimation techniques were tested, and methodologies were developed that are suitable for closely-packed (Type 1) and less closely-packed (Type 2 and 3) nodules.

For more information about the NORI exploration campaigns in 2012, 2013, 2018, 2019 and 2020, see Section 7 of the NORI Technical Report Summary.

Mineral resource estimate

The mineral resource was classified on the basis of the quality and uncertainty of the sample data and sample spacing, in accordance with the definitions of "inferred mineral resource," "indicated mineral resource" and "measured mineral resource" under the SEC Mining Rules.

Mineral resources were estimated using a two-dimensional block model. Estimates of nodule abundance and nickel, manganese, cobalt, and copper grades were performed using kriging. A variety of methods was used to validate the estimates, including conditional simulation. The estimates of nodule abundance were used to calculate the tonnage of the mineral resources.

The bathymetric mapping enabled the interpretation of parts of seafloor that are possibly too steep for recovery of nodules using the systems considered by the NORI Technical Report Summary. Seafloor areas with slopes steeper than 6° were excised from the mineral resource estimate.

The measured mineral resource was assigned to the area within NORI Area D where box-core sampling was conducted on a nominal 7 kilometers by 7 kilometers spacing and infilled with estimates of nodule abundance from seafloor photography to a spacing of 3.5 kilometers by 3.5 kilometers.

The indicated mineral resource was assigned to the area within NORI Area D where box-core sampling was conducted on a nominal spacing of 7 kilometers by 7 kilometers or 10 kilometers by 10 kilometers but without additional photo-estimates of nodule abundance.

The inferred mineral resource was assigned to the areas of abyssal plain in the southeast corner of NORI Area D that are largely unsampled. The volcanic high in the southeast corner was excluded from the mineral resource estimate due to the high level of uncertainty about nodule abundance and grades in this domain.

The mineral resource estimate for NORI Area D at a 4 kilogram/square meters abundance cut-off is set forth below. This cut-off is derived from the estimates of costs and revenues presented in the NORI Technical Report Summary, generalized as follows: 1.7 Mt minimum annual tonnage mined; $0.25 million/square kilometers for offshore operating costs; 1,036 square kilometers collected area processed; $95/dry tonne for transport costs; $119/dry tonne for processing costs; $15/dry tonne for corporate, general and administrative costs; $33/dry tonne for ISA and state royalties; 95% recovery of nickel at an assumed price of nickel metal $16,472/t; 86% recovery of copper at an assumed price of $6,872/t copper metal; 77% recovery of cobalt at an assumed price of $46,333/t cobalt metal; and 99% recovery of manganese at an assumed price of $4.50/dmtu manganese in manganese silicate. The method of calculation for the cut-off determines the minimum average nodule abundance needed during steady state operations such that the revenue minus costs (excluding capital) is greater than zero. Revenue includes metal pricing and metallurgical processing recoveries, and the costs include the collection, transport, processing, corporate costs and royalties.

The estimated mineral resources were determined in 2021 as of December 31, 2020 and also reflect the estimated mineral resources as of December 31, 2024, as none of the mineral resources in these areas were depleted by mining or any other activities. We do not believe there have been any other material changes to the estimated mineral resources since the 2021 determination thereof.

NORI Area D December 31, 2024 In-Situ Mineral Resource estimate at 4 kg/m² abundance cut-off

NORI Area	Category	Tonnes (Mt (wet))	Abundance (wet kg/m²)	Nickel (%)	Copper (%)	Cobalt (%)	Manganese (%)	Silicon (%)
D	Measured	4	18.6	1.42	1.16	0.13	32.2	5.13
D	Indicated	341	17.1	1.40	1.14	0.14	31.2	5.46
D	Measured + Indicated	345	17.1	1.40	1.14	0.14	31.2	5.46
D	Inferred	11	15.6	1.38	1.14	0.12	31.0	5.50

Note: Tonnes are quoted on a wet basis and grades are quoted on a dry basis, which is common practice for bulk commodities. Moisture content was estimated to be 24% w/w. These estimates are presented on an undiluted basis without adjustment for resource recovery.

Due to the extremely low variance in the grades and the high metal content of the nodules, a cut-off based on abundance is appropriate for determining the limits of economic exploitation. A cut-off of 4 kg/m² abundance was chosen for the NORI Contract Area, based on the estimates of costs and revenues presented in the initial assessment contained in the NORI Technical Report Summary. The metal prices assumed in the calculation of the cut-off were: nickel metal $16,472/t; copper metal $6,872/t; cobalt metal $46,333/t; cobalt in manganese in manganese silicate $4.50/dmtu. The price estimates are long term (2034 – 2046) forecasts provided in a report by CRU International Limited (CRU, October 23, 2020). The Qualified Person considered that this timeframe is reasonable in view of the likely time required to bring the majority of the NORI mineral resources into production.

Sampling of NORI Area D at a spacing of 10 kilometers by 10 kilometers during the 2019 campaign confirmed that the nodules have low variability and high continuity. The mineral resource estimate set forth above is 4 Mt Measured and 341 Mt indicated, and 11 Mt inferred mineral resources. Taking into account the conversion of the majority of inferred to indicated mineral resources, the remaining inferred mineral resource has decreased by 26 Mt as a result of excluding the Volcanic High domain in the south-eastern corner of NORI Area D, due to uncertainty about the occurrence of nodules in this area. The resource estimate is also slightly higher in abundance (5.4% higher), and nickel (6.1% higher), cobalt (5.4% higher) and manganese (2.2% higher) grades than the 2018 estimate.

Comparison of the area covered by inferred, indicated and measured mineral resource for the estimate and the same area in the 2018 model shows that nickel grade has increased by 6% (1.32% to 1.40% Ni) while abundance has increased by 6% (16.0 to 17.0 kg/m²). Mineral resource tonnage has increased by 10% (from 10 to 11 Mt) in the inferred area and 7% (from 320 to 341 Mt) in the indicated area. The positive conversion rates arising from infilling the sampling grid with high-quality box core sample data (rather than extending the area sampled) are exceptionally high compared to the typical outcomes from infill sampling of terrestrial mineral deposits.

While the NORI Technical Report Summary focuses primarily on the exploration operations in NORI Area D, NORI holds another three areas in the CCZ under the same title. These areas (NORI Areas A, B and C) are estimated to contain inferred mineral resources of 510 Mt (wet) at 1.28% Ni, 0.21% Co, 1.04% Cu, 28.3% Mn, at an average abundance of 11 kg (wet)/m² at a 4 kg/m² abundance cut-off (effective date of December 31, 2020). The polymetallic nodule mineralization in NORI Areas A, B and C has similar characteristics to NORI Area D and it is reasonable to assume that the technology proposed in the NORI Technical Report Summary would be suitable for development of these additional areas.

The estimated mineral resources were determined in 2021 as of December 31, 2020 and also reflect the estimated mineral resources as of December 31, 2024, as none of the mineral resources in these areas were depleted by mining or any other activities. We do not believe there have been any other material changes to the estimated mineral resources since the 2021 determination thereof.

NORI Area A, B and C December 31, 2024 In-Situ Mineral Resource estimate at 4 kg/m² abundance cut-off

NORI Area	Category	Nodule tonnage (Mt (wet))	Abundance (wet kg/m²)	Ni (%)	Cu (%)	Co (%)	Mn (%)
A	Inferred	72	9.4	1.35	1.06	0.22	28.0
B	Inferred	36	11	1.43	1.13	0.25	28.9
C	Inferred	402	11	1.26	1.03	0.21	28.3

Note: Tonnes are quoted on a wet basis and grades are quoted on a dry basis, which is common practice for bulk commodities. Moisture content was estimated to be 24% w/w. These estimates are presented on an undiluted basis without adjustment for resource recovery.

Information concerning our mineral properties in the NORI Technical Report Summary and in this Annual Report includes information that has been prepared in accordance with the requirements of the SEC Mining Rules set forth in subpart 1300 of Regulation S-K. Under SEC standards, mineralization, such as mineral resources, may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination. As used in this Annual Report, the terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" are defined and used in accordance with the SEC Mining Rules set forth in subpart 1300 of Regulation S-K. **You are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves, as defined by the SEC.**

You are cautioned that mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. A significant amount of exploration must be completed in order to determine whether an inferred mineral resource may be upgraded to a higher category. About 97% of the NORI Area D resource is defined in the measured and indicated categories. **Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded to mineral reserves.**

Development plan

NORI proposes to implement the project in multiple phases that will allow the seafloor collection systems to be tested ("Collector Test") and then nodule collection to be gradually ramped up. The phased approach will facilitate de-risking of the project for relatively low initial capital investment. Additionally, this phased development will allow for an adaptive approach to environmental management providing learning at small-scale which would be applied as the development increases in scale. The development plan has been refined since the creation of the NORI Technical Report Summary.

The proposed seafloor development phases are as follows:

- The Collector Test was designed to perform proof of concept for the methods of collecting and lifting the nodules while acquiring sufficient data to design a commercial system. The Collector Test used a converted sixth generation drillship, the *Hidden Gem*. Nodules collected during the test were stored on the *Hidden Gem* and brought to shore for use in large scale process pilot testing. The test did not demonstrate the transshipment of nodules to a shore-based facility.

- Project Zero System would be an extension of the Collector Test using an upgrade of the *Hidden Gem* to produce a sufficient and continuous quantity of nodules to support commercial operation commencing at 1.3 Mtpa increasing in staged increments to 3.0 Mtpa of wet nodules delivered to a shore-based facility. This operation would demonstrate a more continuous collection operation at a larger scale than the Collector Test and would demonstrate the transshipment of nodules to a processing facility. It would also allow for the implementation and testing of adaptive management systems to ensure environmental compliance.

- Project Zero Plan of Work application contemplates that an increase in production is achieved via the introduction of another production vessel with the capacity of up to 3.0 Mtpa.

- The processing of the polymetallic nodules would also be ramped up in phases:

- In Project Zero, NORI proposes to toll-treat polymetallic nodules at existing RKEF smelters, utilizing excess industry capacity. NORI advises there is significant interest from many parties in China, Indonesia and Japan to utilize RKEF plants which may become stranded as a result of the Indonesian government nickel laterite ore export ban restricting supply of the nickel laterite feedstock that they currently utilize and the significant recent build-out of capacity in Indonesia which may have resulted in processing capacity oversupply. These RKEF plants were originally built to convert nickel laterite to nickel pig iron and could be converted to smelt polymetallic nodules with minor modifications. Furthermore, in November 2023, we entered into a binding MoU with PAMCO whereby they must complete a feasibility study (anticipated to be completed in mid-2025) to toll treat 1.3 million tonnes of wet polymetallic nodules per year at its Hachinohe, Japan smelting facility. PAMCO's Hachinohe facility is located on the coast in northern Japan and is equipped with port and processing infrastructure required to receive and process polymetallic nodules and to ship products to customers.

- In Project One, a purpose-built process plant may be constructed, including pyrometallurgical (~50% of Project One production, with the other ~50% tolled through existing RKEF facilities) and hydrometallurgical circuits (100% of Project One production). Nodule production would be increased in phases by treatment in this new plant and existing RKEFs.

Collection methods

The main items of offshore infrastructure are the nodule collector vehicles, the riser, and three production support vessels ("PSV"): *Hidden Gem*; Drill Ship 2; and Collector Ship 1. Collector Ship 1 is intended to be supported by a collector support vessel.

The nodules are intended to be collected from the seafloor by self-propelled, tracked, collector vehicles. No rock cutting, digging, drill-and-blast, or other breakage will be required at the point of collection. The collectors are intended to be remotely controlled and supplied with electric power via umbilical cables from the PSV. The collectors are intended to traverse the seabed at a speed of approximately 0.5 m/s. Suction dredge heads on each collector are expected to recover a dilute slurry of nodules, sediment, and water from the seafloor. Each collector is expected to yield about 254 t/hr (dry) nodules. A hopper on each vehicle is expected to separate sediment and excess water, which is expected to pass out of the hopper overflow, from the nodules, which is planned to be pumped as a higher concentration slurry via flexible hoses to a riser.

The riser is a steel pipe through which nodules are planned to be transferred to the surface by means of an airlift. The riser is intended to consist of three main sections. The lower section is expected to carry the two-phase slurry of nodules and water from the collectors to the airlift injection point. The mid-section is expected to carry a three-phase mixture of slurry and air. This section will also include two auxiliary pipes: one to carry the compressed air for the airlift system, and one to return water from dewatering of the slurry to its subsea discharge point. The upper section of riser is expected to have a larger diameter to account for the expansion of air in the airlift.

The airlift is intended to work by lowering the average density of the slurry inside the riser to a level lower than seawater. The difference between the hydrostatic pressure of the seawater at depth and the pressure caused by the weight of the low-density three-phase slurry column inside the riser is expected to force the slurry column to rise. The energy to achieve the lift is planned to be supplied by compressors housed on the PSV, which are planned to be capable of generating very high air pressures, up to 15 MPa.

The PSVs are planned to each support a RALS and its handling equipment, and to house the airlift compressors, collector vehicle control stations, and material handling equipment. All power for offshore equipment, including the nodule collecting vehicles, is intended to be generated on the PSVs. The PSVs are intended to be equipped with controllable thrusters and to be capable of dynamic positioning (DP), which should allow the vessels and risers to track the collectors. The Collector Ship 1 PSV is expected to be similar in size to an Aframax or New Panamax class of tanker, displacing approximately 103,000 tonnes, and housing a crew of around 120 personnel. Nodules are planned to be discharged from the RALS to the PSVs, where they are expected to be dewatered and temporarily stored or transferred directly to a transport vessel.

A separate collector support vessel is expected to remain at sea to support Collector Ship 1. It is expected to be configured as a subsea support platform, as commonly used in the oil industry, with a displacement of around 17,250 t. The function of the collector support vessel will be to facilitate collector maintenance and repair.

82

The NORI Technical Report Summary assumes that transportation of nodules will be by chartered vessels, with deadweight capacities of 35,000 to 100,000 tonnes. The vessels are expected to require dynamic positioning capability to enable them to be loaded at sea alongside the PSV. Hydraulic offloading of the nodules from the PSV to the transport ships is assumed in the NORI Technical Report Summary, but future studies will confirm the offloading mechanism.

The overall nodule collector efficiency is estimated at 80%. The recovery value is based upon test work conducted in the 1970s. Nodule recovery efficiency is the product of nodule entrainment efficiency, subsea concentrator recovery, and dewatering system efficiency. The estimate of dewatering recovery used in the NORI Technical Report Summary is higher than indicated by the 1970s test work because data that has come to light recently suggests the amount of breakup during lifting the nodules up the RALS may be significantly less than previously assumed (Kennecott (1978), Deep Reach Technology ("DRT") (2015)).

Expected Mineral Resource modifying factors

Modifying factors	Value	Description
Resource area efficiency	92%	The resource area efficiency factor is defined as the width of the collector divided by the width of the collector path. A 0.5 m undisturbed strip is to be left either side of the collector. For a 12 m wide collector, the resource area efficiency is calculated as 12/13.
Collector pick-up efficiency	90%	This is the percentage of nodule mass passed over by the collector that is picked-up up by the collector head.
Collector underflow efficiency	95%	This is the percentage of nodule mass that is picked-up up that is passed to the collector underflow.
Nodule attrition	0%	This is the percentage of mass of nodule lost through attrition from the seafloor to trans-shipment. It is included in the trans-shipment efficiency.
Trans-shipment efficiency	93%	This is the percentage of nodule mass transferred from the production vessel to trans-shipment.
Overall collector efficiency	80%	This is the percentage of nodule mass passed over by the collector that is delivered to the transport vessel. It includes losses in the pick-up, overflow, attrition and trans-shipment (90%*95%*100%*93%).
Overall resource recovery factor	73%	Is the product of the resource area efficiency * collector pick-up efficiency * collector under flow efficiency * (1 — nodule attrition (%)), * trans-shipment efficiency (92%*90%*95%*100%*93%).

For more information on polymetallic nodule collection methods, see Section 13 of the NORI Technical Report Summary.

Mineral processing and metallurgical testing

A combined pyro-metallurgical and hydro-metallurgical flowsheet was evaluated for the initial assessment included in the NORI Technical Report Summary. Similar flowsheets were investigated at various times over the last several decades. NORI has undertaken bench-scale test-work and is in the process of completing pilot-scale testing of the proposed flowsheet. This work has confirmed or improved the flowsheet that was initially developed from extensive information available in the literature.

For Project Zero, NORI proposes to toll treat polymetallic nodules at existing RKEF smelters. During Project One, NORI proposes the progressive construction and expansion of a new pyrometallurgical and hydrometallurgical process plant for the recovery of battery-grade nickel and cobalt sulfate powder, copper cathode and manganese silicate, from polymetallic nodules. This is expected to allow for the proportion of toll treatment to be reduced.

Four RKEF lines and two hydrometallurgical refineries are expected to be required to meet our expected production demand.

The pyrometallurgical front-end of the plant is expected to use RKEF lines that calcine and smelt the nodules to form an alloy. The alloy is then expected to be sulphidized to form a matte and then partially converted in a Peirce-Smith converter operation to remove iron. The matte from the sulphidation step is planned to then be sent to the hydrometallurgical refinery. The pyrometallurgical process is expected to be similar to that successfully used to process some nickel laterite ores.

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The hydrometallurgical refinery concept is based on a sulfuric acid leach flowsheet. A two-stage leach would be used to produce copper cathode and a pregnant leach solution rich in nickel and cobalt, while low in copper. Further processing of the pregnant leach solution is based on mixed-sulphide precipitate processing flowsheets employing solvent extraction. The final production of battery-grade nickel and cobalt sulfates is expected to use crystallization.

The pyrometallurgical process is expected to generate a manganese silicate stream that we believe could be sold to the manganese industry and small converter slag stream that we believe could be sold for industrial applications. No value has been ascribed to converter slag in the NORI Technical Report Summary. The hydrometallurgical plant is expected to produce an ammonium sulfate by-product for sale to the fertilizer industry. Thus, together with the ability to recycle other hydrometallurgical side-streams to the pyrometallurgical process, the flowsheet is planned to have neither tailings ponds nor permanent slag repositories and should not generate substantial waste streams.

The average targeted processing rate for the new processing plant at full capacity is expected to be 6.4 Mtpa of nodules (dry basis). The location and host country of the processing operation has not yet been determined. Engineering design has not yet been undertaken. Expected metallurgical recoveries are summarized in the table below.

Process Step	Nickel Recovery (%)	Cobalt Recovery (%)	Copper Recovery (%)
Final matte	94.6 %	77.4 %	86.5 %
Hydrometallurgical products before recycle	98.9 %	98.0 %	96.2 %
Recycled residue	94.6 %	77.4 %	86.5 %
Overall recovery	94.6 %	77.2 %	86.2 %

In addition to the above base metals, 98.9% of the manganese contained in the feed is expected to be recovered in the manganese silicate product, containing 52.6% MnO. Approximately 7.3 Mt of manganese silicate is expected to be produced per annum (from steady state operation from 2030 onwards).

For more information on mineral processing and metallurgical testing, see Section 14 of the NORI Technical Report Summary.

Environmental studies, permitting, community, or social impact

Historically, a significant amount of technical work has been undertaken within the CCZ by the contractors under the ISA and a significant body of information has been acquired during the past 40 years on the likely environmental impacts of collecting nodules from the seafloor.

NORI's offshore exploration campaigns have included sampling to support environmental studies, collection of high-resolution imagery and environmental baseline studies. Environmental campaigns in 2021 resulted in completion of the offshore environmental data collection required for the ESIA baseline studies.

NORI has commenced the ESIA process in support of an application for an exploitation contract for the commercial collection of deep-sea polymetallic nodules. A comprehensive program of metocean and biological data acquisition was completed, which required to characterize the baseline conditions at a designated Collector Test site and control sites in the NORI Contract Area.

NORI intends to manage the project under the governance of an Environmental Management System ("EMS"), which is to be developed in accordance with the international EMS standard, ISO 14001:2004. The EMS will provide the overall framework for the environmental management and monitoring plans that will be required.

An EMMP will be required. The plan will specify the objectives and purpose of all monitoring requirements, the components to be monitored, frequency of monitoring, methods of monitoring, analysis required in each monitoring component, monitoring data management and reporting. The plan will be submitted to the ISA as part of the ISA Exploitation Contract application. This plan will involve an ecosystem approach incorporating an adaptive management system.

The social impacts of the offshore operation are expected to be positive. The CCZ is uninhabited by people, and there are no landowners associated with the CCZ. No significant commercial fishing is carried out in the area. The project is expected to provide a source of revenue to our sponsor country, Nauru, and the ISA.

The onshore environmental and social impacts are in the process of being evaluated as part of the feasibility being undertaken by PAMCO under the binding MoU signed in November 2023 for nodules that would be processed at their existing facility in Hachinohe, Japan. This is an existing facility that has processed laterite ores since the mid 1960's and has all the required operating permits to do so. PAMCO are working with Japanese authorities to ensure that the environmental impacts of treating nodules are minimized and can be undertaken within PAMCO existing permissions or ensuring appropriate permissions are issued if required.

It is likely that additional facilities beyond PAMCO will be required as production expands. This could involve processing through additional tolling facilities or potentially newly built facilities. The onshore environmental and social impacts of these facilities have not been assessed because the tolling facilities have not been identified or a new-build process plant has not been designed in detail, and the location and host country (and hence regulatory regime) not confirmed. The planned metallurgical process will not generate solid waste products, and the deleterious elements (for example, cadmium and arsenic) content of the nodules is very low, indicating that with careful management the environmental impacts of the processing operation could be very low.

For more information on environmental studies, permitting and social or community impact, see Section 17 of the NORI Technical Report Summary.

2021 economic analysis and non-reliance thereon

In connection with the preparation of the NORI Technical Report Summary, we developed in-house a point-in-time financial model based on estimates of future cash flows derived from extraction of nodules from the NORI Area D project, which AMC reviewed the logic, input assumptions and integrity of the calculations and forecasts. This preliminary point-in-time economic analysis set forth in Section 19 of the NORI Technical Report Summary presented a post-tax, real (uninflated) cash flows analysis as of a valuation date of January 1, 2021 based in part on the estimated capital and operating costs set forth in Section 18 of the NORI Technical Report Summary. As part of its review of the economic analysis, AMC cautioned that a pre-feasibility study had not been undertaken and recommended that further data gathering, analysis, design and cost estimation be undertaken to advance the project.

We have continued to define our resource in the NORI area, with the goal to develop project economics to pre-feasibility level and are working towards a pre-feasibility study, which is nearing completion. As part of our ongoing refinement of our business plans and resource definition work, we are now pursuing a low-CAPEX approach to our development and commercialization of operations for our NORI Area D project where we reuse existing production assets opposed to the high-CAPEX approach where the majority of offshore and onshore production assets would be newly built by us as assumed in the 2021 economic analysis included in the NORI Technical Report Summary.

As a result of these changes and the general passage of time since the valuation date of January 1, 2021, the 2021 point-in-time economic analysis included in Section 19 of the NORI Technical Report Summary and the estimated capital and operating costs set forth in Section 18 of the NORI Technical Report Summary, including any references thereto throughout the NORI Technical Report Summary, should no longer be relied upon or used by investors for any reason.

We note that we do not believe that there have been any material changes to the abundance cut-off grades used throughout the NORI Technical Report Summary or the Qualified Person's opinion that the mineral resources included in the NORI Technical Report Summary have reasonable prospects of economic extraction.

Internal controls and data verification

The original assay sheets for the individual samples collected by the pioneer investors from within the NORI Area are not available for auditing against the values in the database. We, AMC and NORI have not had access to the original assay sheets for the individual samples that are within the CCZ, and the quality control procedures used by the laboratories and the ISA. However, the consistency between the abundance and grade data collected by the pioneer investors, as presented in Section 9.1 of the NORI Technical Report Summary, supports the contention that the quality of the pioneer investor data is satisfactory.

It is also reasonable to infer that the pioneer investor data are of sufficient quality for resource estimation because the ISA is an independent agency with significant accountability under the UNCLOS. Part of its mandate is the receipt and storage of seafloor sampling data suitable for the estimation of nodule resources and the legally binding award of licenses. It is reasonable to assume that a reasonable level of care was applied by the ISA.

Data collected by NORI is well-documented and was subject to satisfactory quality assurance/quality control processes. Documentation verified by the Qualified Person includes photographs, daily exploration reports, digital logging sheets and original assay reports. In the opinion of the Qualified Person, the NORI data was of high quality and suitable for estimation of measured mineral resources.

Assaying of nodules collected by NORI in 2012, 2013, 2018, and 2019 confirm the mean grades of the historical grab samples and support the contention that the quality of the pioneer investor data is satisfactory for inclusion in resource estimation. The main limitation with the pioneer investor data is the likelihood that some of the abundance values were too low, due to loss of nodules from the FFG. Estimates of abundance that include pioneer investor data are therefore likely to be conservative.

For more information about quality control/quality assurance and data verification, see Section 8 and Section 9 of the NORI Technical Report Summary.

TOML Contract Area

The information that follows relating to the TOML Contract Area of the CCZ is derived, for the most part, from, and in some instances is an extract from, the TOML Technical Report Summary prepared in compliance with the SEC Mining Rules. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the TOML Technical Report Summary, which has been incorporated by reference as exhibit 96.2 to this Annual Report. In the event that we determine that any of modifying factors, estimates and other scientific and technical information in the report materially change, we may update or file a new technical report in the future. The TOML Contract Area is an exploration stage property.

Location of the TOML Contract Area and access

The TOML Contract Area is located within the CCZ of the northeast Pacific Ocean. The CCZ is located in international waters between Hawaii and Mexico. The western-end of the CCZ is approximately 1,000 kilometers south of the Hawaiian island group. From here, the CCZ extends over 4,500 kilometers east-northeast, in an approximately 600 kilometers wide trend, with the eastern limits approximately 2,000 kilometers west of southern Mexico. The region is well-located to ship nodules to the American continent or across the Pacific to Asian markets. The TOML Contract Area comprises six separate blocks (A through F) in the CCZ with a combined area of 74,713 square kilometers.



TOML Contract Area extents

Area	Minimum Latitude (DD)	Maximum Latitude (DD)	Minimum Longitude (DD)	Maximum Longitude (DD)	Minimum UTM X (m)	Maximum UTM X (m)	Minimum UTM Y (m)	Maximum UTM Y (m)	UTM Zone
A	7.167 N	8.167 N	151.667 W	152.510 W	553972	647187	792205	902968	05N
B	13.580 N	14.667 N	132.000 W	133.200 W	694518	824685	1502009	1623605	08P
C	15.000 N	15.800 N	128.583 W	131.000 W	284947	544791	1658371	1747847	09P
D	13.125 N	14.083 N	123.583 W	125.333 W	247293	437022	1451031	1557860	10P
E	12.750 N	13.083 N	123.583 W	125.333 W	246693	436796	1409563	1447513	10P
F	9.895 N	11.083 N	117.817 W	118.917 W	289835	410804	1093917	1225828	11P

DD — Decimal degrees, UTM — Universal Transverse Mercator map projection

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The CCZ lies between Hawaii and Mexico and is accessible by ship from various ports in the U.S. and South America. As the CCZ deposit does not include any habitable land and is not near coastal waters, there is no requirement to negotiate access rights from landowners for seafloor collection operations. All personnel and material will be transported to the project area by ship.

See Section 3 of the TOML Technical Report Summary for further specific information of the location of the TOML Contract Area.

Tenements and permits

See Business Regulations-The TOML Exploration Contract, Business Regulations-The TOML Sponsorship Agreement and Business Regulations- International Seabed Authority above for information related to tenements and permits in the TOML Contract Area

TOML obligations and sponsorship

See Business Regulations-The TOML Exploration Contract, Business Regulations-The TOML Sponsorship Agreement above for information related to this agreement in the TOML Contract Area.

Royalties and taxes

See Business Regulations-Royalties and taxes above for information with respect to our obligations for royalties and taxes in the TOML Contract Area.

History of previous exploration activities in the TOML Area

Prior to the implementation of UNCLOS, many offshore exploration campaigns were completed by international organizations and consortia. A number of at-sea trial collection operations were successfully carried out in the CCZ in the 1970s to test potential collection concepts. These system tests evaluated the performance of a self-propelled and several towed collection and collection devices, along with submersible pumps and airlift technology for lifting the nodules from the deep ocean floor to the support vessel. Certain pioneer investors include those entities that carried out substantial exploration in the CCZ prior to the entry into force of UNCLOS, as well as those entities that inherited such exploration data.

Exploration and development efforts in the CCZ started in the 1960s by state sponsored groups from Russia, France, Japan, Eastern Europe, China, Korea and Germany. Several commercial consortia also explored between the 1960s and the 1980s and in some instances their descendants are still involved to the present day. No commercial collection operations have yet been established in the CCZ. However, a variety of collectors, pick-up systems, and metallurgical processing flow sheets were tested, and several integrated "demonstration scale" systems operated in the CCZ for several months in the late 1970s. Processing test-work has encompassed a variety of hydrometallurgical and pyrometallurgical flow sheets, usually with good results.

Six exploration groups are known to have surveyed areas within the TOML Contract Area and collected samples of polymetallic nodules. Much of this work overlapped as it predated the signing of the Law of the Sea. These include the Japanese group (DORD), the South Korean group (KORDI), the Russian Federation group (Yuzhmorgeologiya), the French group (Ifremer), the German group (FIGNR or BGR), and the consortium, Ocean Minerals Company (OMCO). The timing and location (ISA, 2003) of the OMCO sampling is known but the results are not available outside of ISA published contour maps. Virtually all the samples in the TOML tenement area were obtained by FFG samplers, although a few results from box corers (BC) were also included.

See Section 5 of the TOML Technical Report Summary for further specific information of the history of previous exploration of the TOML Contract Area.

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Geology and sampling

Seafloor polymetallic nodules occur in all oceans but the CCZ hosts a relatively high abundance of nodules. The CCZ seafloor forms part of the Abyssal Plains, which are the largest physiographic province on Earth. This mineral field is essentially a single mineral deposit almost 5,000 kilometers in length and up to 600 kilometers wide. The size and level of uniformity of mineralization is unmatched by any mineral deposit of similar value on land. The mechanism of formation of the nodules is interpreted to be essentially identical across the entire CCZ, with only minor local variations. Consequently, there is relatively little difference between the size, shape or metal content of the nodules from one area to another. Figure 6.9 to Figure 6.11 of the TOML Technical Report Summary illustrate the remarkable continuity of grades and abundances across the whole of the CCZ.

The morphological features of the seafloor are similar in the TOML and the NORI Areas, which all lie within the Abyssal Plains and are characterized by sub-parallel basaltic lava ridges called abyssal hills. The Areas are punctuated by typically extinct volcanic knolls and seamounts and scattered sediment drifts in which few nodules are preserved at the seafloor.

Seafloor polymetallic nodules rest on the seafloor at the seawater — sediment interface. Such nodules are composed of nuclei and concentric layers of manganese and iron hydroxides and are formed by precipitation of metals from the surrounding seawater and sediment pore waters. Nickel, cobalt and copper are also precipitated and occur within the structure of the manganese and iron minerals.

The specific conditions of the CCZ (water depth, latitude, and seafloor sediment type) are considered to be the key controls for the formation of polymetallic nodules. Nodules are typically 4 to 6 cm and up to 10 cm in diameter.

The exploration methods used to explore and delineate the mineral resources in the TOML and NORI areas were essentially the same. MBES was used to determine the depth of water (bathymetry) and the acoustic reflectance (backscatter) of the seabed. Nodule coverage was interpreted using the backscatter data. Physical sampling of the nodules was carried out initially using FFG samplers and in more recent years by BC samplers which provide a better-quality sample. Measurements of nodule abundance obtained from physical samples were supplemented with estimates of abundance made using the long-axis estimation ("LAE") method and high-resolution photographs of the seafloor.

Data collected by TOML in 2013 and 2015 supports the historical data but also is of sufficient quantity and quality to allow estimation of an indicated mineral resource for five sub areas within TOML Areas B, C, D and F called B1, C1, D1, D2 and F1. More detailed data collected by TOML has also allowed estimation of a measured mineral resource for a single sub area within TOML Area B.

The key data sets behind the inferred mineral resource estimate for TOML Areas A through E are surface samples obtained by free fall grab samplers, although a few results from box-corers were also included. Free fall grab samplers are the standard sampling method as they are the most productive tool available. They are believed to underestimate the actual abundance, as smaller nodules may escape some grabs during ascent and larger nodules around the edge of the sampler may be knocked or fall out during the sampling process. This may introduce some conservatism to the inferred mineral resource estimates.

The key data behind the inferred mineral resource estimate for TOML Area F and the indicated and measured mineral resources are box-corers and measured photographs. Box-corers take longer to collect than free fall grab samplers, but they are believed to have less bias. Photos cover a much greater area than either free fall grabs or box-corers. The weight of individual nodules can be accurately estimated from the length of their long or major axis; a relationship first discovered in the 1970s. Using the box-core samples as calibration devices, TOML was able to measure the size of nodules on several hundred photographs in Areas B and C. Abundance is shown to be related both to nodule coverage in photos and to acoustic response (backscatter) from regional survey. These data thus provide very detailed indications of nodule abundance and continuity.

Many of the records of the sampling procedures used by the pioneer contractors were not available to the Qualified Persons, but it is likely that all of the pioneer contractors followed similar procedures to that used by TOML. Nodule abundance (wet kg/m^2) was derived by dividing the weight of recovered nodules by the surface area covered by the open jaws of the sampler or corer (typically 0.25 to 0.75 m^2). A split of the nodules was dried, crushed and ground to enable grade determination via standard analytical methods (typically atomic absorption spectrometry, X-ray fluorescence or inductively coupled plasma methods), either on the vessel or back on shore. Specific nodule chemical standards were used for instrument calibration. TOML also present the results of field, submitted and laboratory duplicates of nodule samples.

Analysis of the data revealed that, as a consequence of their origin, nodule grades vary only slightly across the CCZ, with spatial continuity of the abundance, Mn, Ni, Co, and Cu grades often ranging from the order of several kilometers up to several tens of kilometers. Nodule abundance is sometimes less continuous than grade, as it is also subject to local changes in net sedimentation (a consequence of seafloor slope, slumping, erosion and local currents).

For more information about the TOML exploration campaigns in 2013 and 2015, see Section 7 of the TOML Technical Report Summary.

Mineral resource estimate

The mineral resource was classified on the basis of the quality and uncertainty of the sample data and sample spacing, in accordance with the definitions of "inferred mineral resource," "indicated mineral resource" and "measured mineral resource" under the SEC Mining Rules.

Estimation of tonnage and grade for the TOML Contract Area within the CCZ was undertaken using only sample data within the TOML Contract Area in the second quarter of 2016. The estimates are based on the historical box-core and free fall-grab nodule sampling (262 samples) supplemented with recently acquired TOML nodule box core (113 samples) and photo-profile data (20,857 frames over 587-line kilometers). Only sample data within the TOML Contract Area was used to inform the estimates.

Six block models were constructed using the geostatistical modelling programs Gstat 1.1-3 and R 3.2.5, one for each TOML Exploration Area (A to F), in three passes. The first pass used a parent block dimension of 1.75 kilometers by 1.75 kilometers and filled the areas defined as measured mineral resource. The second pass for indicated mineral resource used a parent block size of 3.5 kilometers by 3.5 kilometers while the third pass for inferred mineral resource used a parent block size of 7.0 kilometers by 7.0 kilometers.

The modelling methodology used for estimating the mineral resource was determined through careful consideration of the scale of deposit, mechanism of nodule formation, geological controls and nature of the sampling method. The approach involved estimating nodule abundance and grades into a two-dimensional block model with abundance used for calculating tonnage. Abundance and grades were estimated using Ordinary Kriging (OK) with comparison (not reported) estimates using Inverse Distance Weighting (IDW) and nearest neighbor. The modelling methodology is similar to the method applied by the ISA (2010) for its global estimate which was produced by a multi-disciplinary effort that involved recognized subject matter experts.

The historical nodule sample data is considered suitable for the purpose of estimating mineral resources to an inferred level of confidence. The Qualified Person also considered that the combination of the TOML and historical nodule sample data (physical samples and photo based long axis estimates) combined with detailed backscatter, photo profiling and geological interpretation is sufficient to estimate polymetallic nodule indicated mineral resources and, in one small especially data rich area, measured mineral resources.

Inferred mineral resource classification was based on sampling by pioneer contractors on a nominal spacing of 20 kilometers, the variation and uncertainty in the sample quality, and the likely presence of short-range variation to nodule abundance.

Indicated mineral resource classification was based on box core sampling by TOML on a nominal spacing of approximately 7 kilometers by 7 kilometers (including photo profiling in some cases at 7 kilometers by 3 kilometers), supplemented by sampling by pioneer contractors.

Measured mineral resource was based on box core sampling by TOML on a nominal spacing of approximately 7 km by 7 kilometers plus photo-profiling on a nominal spacing of 3.5 kilometers by 3.0 kilometers, supplemented by sampling by pioneer contractors.

The mineral resource estimate for the TOML Contract Area, and at a 4 kilogram/square meters abundance cut-off is set forth below. The estimated mineral resources were determined in 2021, as of December 31, 2020, and also reflect the estimated mineral resources as of December 31, 2024, as none of the mineral resources in these areas were depleted by mining or any other activities. We do not believe there have been any other material changes to the estimated mineral resources since the 2021 determination thereof.

Mineral Resource Estimate December 31, 2024, In-Situ, for the TOML Contract Area within the CCZ at a 4 kg/m² nodule abundance cut-off

Mineral Resource Classification	Tonnes (x10⁶ wet t)*	Abundance (wet kg/m²)	Ni (%)	Cu (%)	Co (%)	Mn (%)
Measured	2.6	11.8	1.33	1.05	0.23	27.6
Indicated	69.6	11.8	1.35	1.18	0.21	30.3
Measured + Indicated	72.2	11.8	1.35	1.18	0.21	30.2
Inferred	696	11.3	1.29	1.14	0.20	29.0

Note: Tonnes are quoted on a wet basis and grades are quoted on a dry basis, which is common practice for bulk commodities. Moisture content was estimated to be 28% w/w. These estimates are presented on an undiluted basis without adjustment for resource recovery.

* Variations in totals are due to rounding of individual values. Mn, Ni, Cu and Co assays on samples dried at 105˚C

The TOML Contract Area has sufficient samples of adequate quality to define a mineral resource for Mn, Ni, Cu and Co. The estimate of abundance and hence tonnage for the inferred mineral resource for the TOML Contract Area may be biased low due to reliance on free fall grab samples in places.

The above mineral resource estimate (measured, indicated and inferred mineral resources), which was informed by data collected by TOML in 2013 and 2015, is presented in Table 11.9 of the TOML Technical Report Summary.

Due to the extremely low variance in the grades and the high metal content of the nodules, a cut-off based on abundance is appropriate for determining the limits of economic exploitation. A cut-off of 4 kg/m² abundance was chosen for the TOML Contract Area, based on the estimates of costs and revenues presented in the initial assessment contained in the NORI Technical Report Summary, generalized as follows: 1.7 Mt minimum annual tonnage mined; $0.25 million/square kilometers for offshore operating costs; 1,036 square kilometers collected area processed; $95/dry tonne for transport costs; $119/dry tonne for processing costs; $15/dry tonne for corporate, general and administrative costs; $33/dry tonne for ISA and state royalties; 95% recovery of nickel at an assumed price of nickel metal $16,472/t; 86% recovery of copper at an assumed price of $6,872/t copper metal; 77% recovery of cobalt at an assumed price of $46,333/t cobalt metal; and 99% recovery of manganese at an assumed price of $4.50/dmtu manganese in manganese silicate. The metal prices assumed in the calculation of the cut-off were: nickel metal $16,472/t; copper metal $6,872/t; cobalt metal $46,333/t; manganese in manganese silicate $4.50/dmtu. The price estimates are long term (2034 – 2046) forecasts provided in a report by CRU International Limited (CRU, 2020). The Qualified Person considered that this timeframe is reasonable in view of the likely time required to bring the majority of the TOML mineral resources into production.

The initial inferred mineral resource for the TOML Contract Area was reported on March 20, 2013 by Golder Associates. The changes in the above mineral resource estimate from 2013 for the TOML Contract Area are due to:

- the inclusion of Areas E and F for the first time, and high abundances and grades in Area F;

- additional nodule abundance sample information (from box core and photo profile) collected during the 2015 campaign;

- setting the abundance estimates within the no nodule domain to zero in areas covered by MBES (TOML Areas B, C, D, E, F);

- the use of ordinary kriging (rather than inverse distance weighting) supported by short-range variogram to estimate abundance; and

- changes in block model parent cell size related to improved sample spacing.

Comparison of the 2013 inferred mineral resource estimate and the above estimate shows that the additional data has increased the total mineral resource tonnage by 3%. In the areas with the newest data (the indicated and measured areas), abundance and grades are all higher in the new model than the 2013 model. These changes show that it is reasonable to expect that the majority of inferred mineral resources could be upgraded to indicated or measured resources with further exploration.

Information concerning our mineral properties in the TOML Technical Report Summary and in this Annual Report includes information that has been prepared in accordance with the requirements of the SEC Mining Rules set forth in subpart 1300 of Regulation S-K. Under SEC standards, mineralization, such as mineral resources, may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination. As used in this Annual Report, the terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" are defined and used in accordance with the SEC Mining Rules set forth in subpart 1300 of Regulation S-K. **You are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves, as defined by the SEC.**

You are cautioned that mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence as to whether they can be economically or legally mined. Under the SEC Mining Rules, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. A significant amount of exploration must be completed in order to determine whether an inferred mineral resource may be upgraded to a higher category. **Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded to mineral reserves.**

Reasonable prospects for economic extraction

The morphological features of the seafloor are similar in the TOML and the NORI Areas, which all lie within the Abyssal Plains and are characterized by sub-parallel basaltic lava ridges called abyssal hills. The Areas are punctuated by typically extinct volcanic knolls and seamounts and scattered sediment drifts in which few nodules are preserved at the seafloor.

The exploration methods used to explore and delineate the mineral resources in the TOML and NORI areas were essentially the same. MBES was used to determine the depth of water (bathymetry) and the acoustic reflectance (backscatter) of the seabed. Nodule coverage was interpreted using the backscatter data. Physical sampling of the nodules was carried out initially using FFG samplers and in more recent years by BC samplers which provide a better- quality sample. Measurements of nodule abundance obtained from physical samples were supplemented with estimates of abundance made using the LAE method and high- resolution photographs of the seafloor.

The sample preparation and assaying procedures used in the TOML and NORI Areas were essentially the same. The pioneer investor data lacks some supporting information but all studies to date indicate that the pioneer investor data is reliable. In both Areas, high standards of quality assurance/quality control were applied to the exploration programs that were carried out by TOML and NORI. The assay data are supported by the results of certified reference materials, duplicate samples, blank samples, and duplicate analyses at a second laboratory. Sample security was of a high standard and the Qualified Persons considered that there was negligible risk of interference with the samples.

The development plan for commercial development of polymetallic nodule deposits in the CCZ were studied as described in the NORI Technical Report Summary. The commonality between the polymetallic nodule deposits in NORI Area D and the TOML Contract Area indicates that the methods proposed for the development of NORI Area D can reasonably be assumed to be equally relevant for future development in the TOML Contract Area.

Collection methods

Recovery and collection methods that could be employed for commercial development of polymetallic nodule deposits in the CCZ were studied as described in the NORI Technical Report Summary. The commonality between the polymetallic nodule deposits in NORI Area D and the TOML Contract Area indicates that the methods proposed for the development of NORI Area D can reasonably be assumed to be equally relevant for future development in the TOML Contract Area. This is discussed further in Section 11.9.4 of the TOML Technical Report Summary, which assessed the collection methods.

The main items of offshore infrastructure are the nodule collector vehicles, the riser, and three production support vessels (PSV).

The nodules are expected to be collected from the seafloor by self-propelled, tracked, collector vehicles. No rock cutting, digging, drill-and-blast, or other breakage will be required at the point of collection. The collectors are expected to be remotely controlled and supplied with electric power via umbilical cables from the PSV. Suction dredge heads on each collector are expected to recover a dilute slurry of nodules, sediment, and water from the seafloor. A hopper on each vehicle is expected to separate sediment and excess water, which is expected to pass out of the hopper overflow, from the nodules, which is expected to be pumped as a higher concentration slurry via flexible hoses to a riser.

The riser is a steel pipe through which nodules are expected to be transferred to the surface by means of an airlift. The riser is expected to consist of three main sections. The lower section is expected to carry the two-phase slurry of nodules and water from the collectors to the airlift injection point. The mid-section is expected to carry a three-phase mixture of slurry and air. This section is expected to also include two auxiliary pipes: one to carry the compressed air for the airlift system, and one to return water from dewatering of the slurry to its subsea discharge point. The upper section of riser is expected to have a larger diameter to account for the expansion of air in the airlift.

The airlift works by lowering the average density of the slurry inside the riser to a level lower than seawater. The difference between the hydrostatic pressure of the seawater at depth and the pressure caused by the weight of the low-density three-phase slurry column inside the riser forces the slurry column to rise. The energy to achieve the lift is expected to be supplied by compressors housed on the PSV, which is expected to be capable of generating very high air pressures.

The PSVs are expected to each support a RALS and its handling equipment, and are expected to house the airlift compressors, collector vehicle control stations, and material handling equipment. All power for offshore equipment, including the nodule collecting vehicles, is expected to be generated on the PSVs. The PSVs are expected to be equipped with controllable thrusters and are expected to be capable of dynamic positioning (DP), which are expected to allow the vessels and risers to track the collectors. Nodules are expected to be discharged from the RALS to the PSVs, where they are expected to be dewatered and temporarily stored or transferred directly to a transport vessel. A preliminary assessment of the transportation fleet for transfer of nodules from the CCZ to an existing deep-water industrial port equipped with bulk offloading facilities was examined. The TOML Technical Report Summary assumed that chartered vessels with 35,000 to 100,000 tonne deadweight capacities would be used to transport the dewatered nodules to the port of Lazaro Cardenas, Michoacan, Mexico, 960 nm from the NORI Area D reference site. The vessels are expected to be converted bulk mineral carriers with dynamic positioning (DP) to allow tracking behind the production support vessels during operations. The method of offloading, known as tandem offloading, is well established for offloading of oil production vessels in remote areas of the world.

Mineral processing and metallurgical testing

The polymetallic nodules in the TOML and NORI Areas have similar morphological, mineralogical, and grade characteristics. As noted in Section 10 of the TOML Technical Report Summary, all published historical work indicates that processing of nodules is technically feasible.

The commonality between the polymetallic nodule deposits in NORI Area D and TOML Contract Area indicates that the methods proposed for the development of NORI Area D can reasonably be assumed to be equally relevant for future development in the TOML Contract Area. This is discussed further in Section 11.9.5 of the TOML Technical Report Summary, which assessed the following mineral processing scenario.

The first part of the pyrometallurgical process is the RKEF process that is widely used in the nickel laterite industry. The second pyrometallurgical step (sulphidization of the alloy produced in the first step to form a matte and then partially conversion in a Peirce-Smith converter to remove iron), while not widely practiced, also has commercial precedent at the Doniambo plant of Societe Le Nickel in New Caledonia.

Sulfuric acid leaching of matte from the pyrometallurgical process has precedent in the platinum group minerals (PGM) industry. Although copper producers typically have a solvent extraction step before electrowinning of their copper, direct copper electrowinning is done in most PGM refineries, where nickel and cobalt are also significant pay-metals. This is to maximize nickel recovery and minimize operating expenses. The nickel and cobalt are expected to be purified using solvent extraction, ion exchange and precipitation, which are all commercially proven hydrometallurgical processes. Battery grade nickel and cobalt sulfate are expected to then be crystallized from the purified solutions.

The pyrometallurgical process is expected to form two byproducts as well as the matte for the hydrometallurgical refinery:

- an electric furnace slag containing silica and 53% MnO that is intended to be sold as feed to the Si-Mn industry; and

- a converter aisle slag that could be used for aggregate in road construction or other applications.

The hydrometallurgical refinery is expected to generate iron residues that would, for a stand-alone plant, require disposal. However, these streams can be recycled back to the pyrometallurgical plant for re-treatment and recovery of entrained pay metals.

Selection of ammonia as a principal reagent in the hydrometallurgical refinery means that an additional by-product, ammonium sulfate, may be generated. This could be sold into the fertilizer industry.

The copper cathode quality from direct electrowinning, without a solvent extraction step, is expected to be ≥99.9% Cu. Quality of the matte produced in the pyrometallurgical plant will have an impact on this, including the potential carryover of impurities beyond values assumed for the purpose of the IA.

The production of battery-grade nickel and cobalt sulfates is targeted instead of nickel or cobalt cathodes or other intermediate products.

In summary:

- All parts of the proposed process have commercial precedents in similar or analogous industries, however not as a whole continuous flowsheet.

- Pay-metals are recovered in the following forms:

  - Copper cathodes with an expected quality of ≥99.9% Cu.

  - Battery-grade nickel sulfate.

  - Battery-grade cobalt sulfate.

  - Rather than generating large waste streams, the process is expected to produce by-products including high manganese content furnace slag and ammonium sulfate.

The process assumptions used in this TOML Technical Report Summary will need to be verified as the project proceeds.

For more information on mineral processing and metallurgical testing, see Section 10 of the TOML Technical Report Summary.

Environmental studies, permitting, community, or social impact

Historically, a significant amount of technical work has been undertaken within the CCZ by contractors under the ISA and a significant body of information has been acquired during the past 40 years on the likely environmental impacts of collecting nodules from the seafloor.

TOML's offshore exploration campaigns have included sampling to support environmental studies, collection of high-resolution imagery and environmental baseline studies. A number of future campaigns are planned to collect data on ocean currents and water quality to assist plume modelling, environmental baseline studies, box core and multicorer sampling focused on benthic ecology and sediment characteristics.

The social impacts of the offshore operation are expected to be positive. The CCZ is uninhabited by people, and there are no landowners associated with the TOML Areas. No significant commercial fishing is carried out in the area. The project is expected to provide a source of revenue to the sponsor country, Tonga, and to the ISA.

The onshore environmental and social impacts have not yet been assessed because the process plant has not been designed in detail, and the location and host country (and hence regulatory regime) not confirmed. The planned metallurgical process is not expected to generate solid waste products.

For more information on environmental studies, permitting and social or community impact, see Section 17 of the TOML Technical Report Summary.

Internal controls and data verification

Data collected by TOML in 2013 and 2015 supports the historical data but also is of sufficient quantity and quality to allow estimation of an indicated mineral resource for five sub areas within TOML Areas B, C, D and F. More detailed data collected by TOML has also allowed estimation of a measured mineral resource for a single sub area within TOML Area B. Chain of custody, sample security, Quality Assurance and Quality Control were documented in detail for the TOML data.

The database provided by the ISA contains multiple independent datasets that were independently collected and sampled using similar methods (FFG or BC sampling) but with slightly different equipment and were assayed by different laboratories. Because the database contains multiple datasets the datasets can be compared with each other for the purpose of validating the internal consistency of the data. Additionally, there are a number of published summaries of data that have not been provided to the ISA but show similar mean grades to the data within the TOML Exploration Area.

The sample data are supported by independent third-party data, have been reviewed by the ISA LTC during the process of granting licenses to the Pioneer Contractors, and are maintained by the independent ISA.

The database includes all data submitted to the ISA that were collected in the Reserved Areas of the CCZ. The data were collected by parties completely independent of TOML or the previous owner of TOML and retained exclusively in the custody of the ISA prior to their transfer. The data sets were also subject to third-party review by the ISA's LTC, as part of the process of granting Pioneer Contractors Exploration Areas.

The original assay sheets from the laboratories for the individual nodule samples within the TOML Contract Area are not available. Neither are the quality control procedures used by the laboratories and the ISA. It is reasonable to infer that the historical data is of sufficient quality for an Inferred Mineral Resource estimate because:

- The ISA is an independent agency with significant accountability under the Law of the Sea. Part of its mandate is the receipt and storage of seafloor sampling data suitable for the estimation of nodule resources and the legally binding award of licenses. It is reasonable to assume that a reasonable level of care was applied by the ISA.

- Comparison of the six independent data sets from the CCZ shows a high level of consistency in abundance and grade and, conversely, provides no evidence of bias or systematic error in the TOML data.

- Recent TOML nodule sampling confirms the existence, and abundance and grade continuity of the polymetallic nodules within the TOML Exploration Areas.

The Qualified Person considered that the combination of the TOML historical nodule sample data (physical samples and photo based long axis estimates) combined with detailed backscatter, photo profiling and geological interpretation is sufficient to estimate polymetallic nodule indicated mineral resources and, in one small especially data rich area, measured mineral resources.

95

The primary characteristic of the polymetallic nodule deposit that separates this deposit from typical terrestrial manganese, nickel and copper deposits is that the nodules themselves can be accurately mapped through photo-profiles and backscatter acoustic response. The bulk of the polymetallic nodules sit on top of the seabed allowing them to be photographed. However, in some areas such as TOML Area D some nodules are partially covered by sediment making it more difficult to detect the presence and abundance of the nodules. The most accurate method for determining nodule abundance is through physical sampling by box-core or free fall-grab sampling. However, these methods are costly and result in wide sample spacing. Due to the fact that nodules are visible, photography can be used in many areas to estimate nodule abundance directly. The two methods for doing this are estimating the nodule percent coverage (percent of exposed nodule surface area within the photo) and measuring each individual nodule long-axis and then using these measurements to calculate abundance using variants of the formula defined by Felix (1980). The LAE method is the most accurate and preferred method but comes at a cost in the time to manually process each photo — limiting the number of photos that can be used for estimating abundance. The benefit of using photographs is being able to demonstrate continuity between physical sample location and accurately quantify nodule abundance. TOML is developing an automated method of doing these measurements for future application.

The Qualified Person considered the abundance estimates derived from photographs to date from TOML Areas B and C, to be suitable for estimating nodule abundance for the mineral resource.

For more information about quality control/quality assurance and data verification, see Section 8 and Section 9 of the TOML Technical Report Summary.

Item 3. LEGAL PROCEEDINGS

Except as set forth below, we are not currently a party to any material legal proceedings.

On October 28, 2021, a shareholder filed a putative class action against us, one of our executive and former director in federal district court for the Eastern District of New York, captioned Caper v. TMC The Metals Company Inc. F/K/A Sustainable Opportunities Acquisition Corp., Gerard Barron and Scott Leonard. The complaint alleges that all defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and Messrs. Barron and Leonard violated Section 20(a) of the Exchange Act, by making false and/or misleading statements and/or failing to disclose information about our operations and prospects during the period from March 4, 2021 and October 5, 2021. On November 15, 2021, a second complaint containing substantially the same allegations was filed, captioned Tran v. TMC the Metals Company, Inc. These cases have been consolidated. On March 6, 2022, a lead plaintiff was selected. An amended complaint was filed on May 12, 2022, reflecting substantially similar allegations, with the Plaintiff seeking to recover compensable damages caused by the alleged wrongdoings. We deny any allegations of wrongdoing and filed and served the plaintiff a motion to dismiss on July 12, 2022 and intend to defend against this lawsuit. On July 12, 2023, an oral hearing on the motion to dismiss was held. The parties are currently awaiting a ruling. There is no assurance, however, that we or the other defendants will be successful in our defense of this lawsuit or that insurance will be available or adequate to fund any settlement or judgment or the litigation costs of this action. If the motion to dismiss is unsuccessful, there is a possibility that we may incur a loss in this matter. Such losses or range of possible losses either cannot be reliably estimated. A resolution of this lawsuit adverse to us or the other defendants, however, could have a material effect on our financial position and results of operations in the period in which the lawsuit is resolved.

On January 23, 2023, investors in the 2021 private placement from the Business Combination filed a lawsuit against us in the Commercial Division of New York Supreme Court, New York County, captioned Atalaya Special Purpose Investment Fund II LP et al. v. Sustainable Opportunities Acquisition Corp. n/k/a TMC The Metals Company Inc., Index No. 650449/2023 (N.Y. Sup. Ct.). We filed a motion to dismiss on March 31, 2023, after which the plaintiffs filed an amended complaint on June 5, 2023. The amended complaint alleges that we breached the representations and warranties in the plaintiffs' private placement Subscription Agreements and breached the covenant of good faith and fair dealing. The Plaintiffs are seeking to recover compensable damages caused by the alleged wrongdoings. We deny any allegations of wrongdoing and filed a motion to dismiss the amended complaint on July 28, 2023. On December 7, 2023, the Court granted our motion to dismiss the claim for breach of the covenant of good faith and fair dealing and denied our motion to dismiss the breach of the Subscription Agreement claim. We filed a notice of appeal regarding the Court's denial of our motion to dismiss the breach of the Subscription Agreement claim. The appeal was heard on November 8, 2024. The NY Appellate Division upheld the lower court's ruling in December 2024, moving the case into the discovery phase. There is no assurance that we will be successful in our defense of this lawsuit or that insurance will be available or adequate to fund any settlement or judgment or the litigation costs of this action. Such losses or range of possible losses cannot be reliably estimated.

On November 8, 2024, a shareholder filed a putative class action against us and certain executives in federal district court for the Central District of California, captioned Lin v. TMC The Metals Company Inc., Gerard Barron, and Craig Shesky. The complaint alleges that all defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and Messrs. Barron and Shesky violated Section 20(a) of the Exchange Act, by making false and/or misleading statements and/or failing to disclose information regarding the classification of the non-financial asset received from our partnership with Low Carbon Royalties Inc. and the derecognition of the capitalized exploration contract related to NORI. The alleged misstatements and omissions pertain to our initial classification of this non-financial asset as a gain on disposition (being a sale of future revenue) and subsequent reclassification thereof as a royalty liability (and re-capitalization of the exploration contract) and the restatement of our previously issued financial statements as a result thereof for the three months ended March 31, 2023, the six months ended June 30, 2023 and the nine months ended September 30, 2023 in March 2024. The complaint purports to represent a class of shareholders who acquired our securities between May 12, 2023, and March 25, 2024, and seeks to recover compensable damages caused by the alleged wrongdoings. On February 6, 2025, the Court appointed a lead plaintiff. An amended complaint was filed on March 6, 2025. Pursuant to court-approved scheduling, we are expected to serve a motion to dismiss by April 10, 2025, the lead plaintiff is expected to file an opposition by May 15, 2025, and we are expected to reply by June 5, 2025. We intend to defend against the lawsuit. There can be no assurance, however, that we will be successful in our defense, or that insurance will be available or adequate to fund any settlement or judgment or the litigation costs of this action. Due to the early stage of this litigation, such losses or range of possible losses cannot be reliably estimated.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Common Shares and Public Warrants trade on The Nasdaq Global Select Market under the symbols "TMC" and "TMCWW," respectively.

Shareholders and Holders of Public Warrants

As of March 20, 2025, there were approximately 347,910,742 Common Shares issued and outstanding held of record by 79 holders, approximately 15,000,000 Public Warrants held of record by one holder exercisable for one Common Share at a price of $11.50 per share.

Such numbers do not include beneficial owners holding our securities through nominee names.

Unregistered Sales of Securities

None

Issuer Purchases of Equity Securities

We did not repurchase any of our equity securities during the quarter ended December 31, 2024.

Ownership and Exchange Controls

See Exhibit 4.1 to this Annual Report for a summary of certain ownership and exchange controls imposed by Canadian law or by our Notice of Articles and Articles on the right of a non-resident of Canada to hold or vote Common Shares or restricts the export or import of capital, or that would affect the remittance of dividends (if any) or other payments by us to a non-resident of Canada holder of Common Shares.

Material U.S. and Canadian Federal Income Tax Considerations

See Exhibit 4.1 to this Annual Report for summaries of the material U.S. federal income tax considerations applicable to you if you are a U.S. Holder (as defined below) of our Common Shares and/or Public Warrants and the material Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) and the regulations thereunder (the "Tax Act") that generally apply to the acquisition, holding and disposition of Common Shares and Public Warrants by a person who is neither resident nor deemed to be resident in Canada for purposes of the Tax Act and acquires a beneficial interest in Common Shares or Public Warrants.

Item 6. [RESERVED]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of our operations should be read in conjunction with the financial statements and the notes to those statements appearing elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the risk factors set forth in Item 1A of this Annual Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a deep-sea minerals exploration company focused on the collection, processing and refining of polymetallic nodules found on the seafloor in international waters of the CCZ, about 1,500 miles south-west of San Diego, California.

The CCZ is a geological submarine fracture zone of abyssal plains and other formations in the Eastern Pacific Ocean, with a length of around 7,240 kilometers (4,500 miles) that spans approximately 4,500,000 square kilometers (1,737,000 square miles). Polymetallic nodules are discrete rocks that sit unattached to the seafloor, occur in significant quantities in the CCZ and have high concentrations of nickel, copper, cobalt and manganese in a single rock. These four metals contained in the polymetallic nodules are critical for the transition to low carbon energy. Our resource definition work to date shows that nodules in our contract areas represent the world's largest estimated undeveloped source of the four critical metals contained in nodules. If we are able to collect polymetallic nodules from the seafloor on a commercial scale, we plan to use such nodules to produce three types of metal products: (i) feedstock for battery cathode precursors (nickel, and cobalt sulfates, or intermediate nickel-copper-cobalt matte or nickel-copper-cobalt alloy) for EV and energy storage markets, (ii) copper cathode for electric wiring, energy transmission and other applications and (iii) manganese silicate for manganese alloy production required for steel production. Our mission is to build a carefully managed shared stock of metal (a "metal commons") that can be used, recovered and reused for generations to come. Significant quantities of newly mined metal are required because existing metal stocks are insufficient to meet rapidly rising demand.

Exploration and exploitation of seafloor minerals in international waters is regulated by the ISA, an intergovernmental organization established pursuant to the 1994 Agreement Relating to the Implementation of the UNCLOS. The ISA grants contracts to sovereign states or to private contractors who are sponsored by a sovereign state. The ISA requires that a contractor obtain and maintain sponsorship by a host nation that is a member of the ISA and signatory to UNCLOS, and such nation must maintain effective supervision and regulatory control over such sponsored contractor. The ISA has issued a total of 19 polymetallic nodule exploration contracts covering approximately 1.28 million square kilometers, or 0.4% of the global seafloor, 17 of which are in the CCZ. We hold exclusive exploration and commercial rights to two of the 17 polymetallic nodule contract areas in the CCZ through our subsidiaries NORI and TOML, sponsored by Nauru and Tonga, respectively.

We have key strategic alliances with (i) Allseas, a leading global offshore contractor, which developed and tested a pilot collection system, and is now working to modify it into the first commercial production system and (ii) Glencore which holds offtake rights to 50% of the NORI nickel and copper production if produced from a DGE-owned or controlled facility. In addition, we have worked with engineering firm Hatch and consultants KPM to develop a near-zero solid waste flowsheet. The primary processing stages of the flowsheet from nodule to NiCuCo matte intermediate were demonstrated as part of our pilot plant program at FLSmidth and XPS' facilities. The matte refining stages are being tested at SGS Lakefield. The near-zero solid waste flowsheet provides a design that is expected to serve as the basis for our onshore processing facilities. In November 2022, we entered into a non-binding MoU with Pacific Metals Co Ltd (PAMCO) of Japan pursuant to which PAMCO completed prefeasibility work assessing the prospect of processing nodules using their existing facilities. In November 2023, we entered into a binding MoU with PAMCO whereby they committed to completing a feasibility study (expected to be completed by mid-2025) to toll treat 1.3 million tonnes of wet polymetallic nodules per year at its Hachinohe, Japan smelting facility, provided we obtain an exploitation contract from the ISA. The toll treatment is intended to take place on a dedicated Rotary Kiln Electric Arc Furnace ("RKEF") processing line and produce two products: nickel-copper-cobalt alloy, an intermediate product used as feedstock to produce lithium-ion battery cathodes, and a manganese silicate product used to make silico-manganese alloy, a critical input into steel manufacturing. We expect this partnership to progress to a definitive tolling agreement in 2025, subject to successful evaluation study outcomes and agreement to mutually acceptable commercial terms. There can be no assurance that we will enter into such definitive strategic alliance in a particular time period, or at all, or on terms similar to those set forth in the binding MoU, or that if such definitive tolling agreement is entered into by us or that the existing facility will be able to successfully process nodules in a particular time period, or at all.

We are currently focused on preparing our application for a plan of work to the ISA for our first exploitation contract for the NORI contract area. Given that it is unlikely that the ISA Council would consider any application for a plan of work for exploitation before its next session in March 2025 and to ensure clarity on the submission process, consideration of the Application, and timeline, the Republic of Nauru, in consultation with NORI, formally requested that this issue be added to the agenda of the Council's March 2025 meeting. Nauru's proposed agenda item was strongly opposed by Chile, and it is unlikely for there to be an agreed upon process until after an application is received. Based on the current timeline in the consolidated draft regulations issued February 2024, the ISA application review and approval process is expected to be approximately one year from the filing date. See "*Project and Regulatory Updates - ISA Developments*" below for a further discussion on recent developments at the ISA.

To reach our objective and initiate commercial production, we are: (i) defining our resource and project economics, (ii) developing a commercial offshore nodule collection system, (iii) assessing the environmental and social impacts of offshore nodule collection, and (iv) developing onshore technology to process collected polymetallic nodules into a manganese silicate product, and an intermediate nickel-copper-cobalt alloy or matte product and/or end-products like nickel and cobalt sulfates, and copper cathode. In addition, we are also in the initial stages of considering the possibility of a U.S.-based regulatory pathway with the U.S. National Oceanic and Atmospheric Administration ("NOAA") and the U.S. Department of Commerce under the U.S. Deep Seabed Hard Mineral Resources Act ("DSHMRA") for the commercial production of deep-sea polymetallic nodules in the CCZ.

We are still in the exploration phase and have not yet declared mineral reserves. In addition, we do not have the applicable environmental and other permits required to build and/or operate commercial scale polymetallic nodule processing and refining plants on land.

2024 Highlights

Below are a few of the developments that occurred in 2024.

Developments with our Projects

June 27, 2025 Submission Date for Subsidiary NORI's ISA Application, and Expanded Company Strategy

NORI has set the date of June 27, 2025 for its expected submission of its ISA exploitation application. According to the ISA Council's decisions ISBA/28/C/24 and ISBA/28/C/25, if NORI submits an application for a plan of work for exploitation before the RRPs have been adopted, the ISA Council at its next meeting, as a matter of priority, will consider the process for considering such an application. The ISA Council is not scheduled to meet again until March 2025 and we believe it is unlikely that the ISA Council would consider an application for a plan of work for exploitation before this session. In light of this, Nauru formally requested that the ISA clarify the submission and review process for such an application at the March 2025 meetings before NORI submits the Application and, therefore, has decided to submit the Application after the March 2025 meetings on June 27, 2025. At the March 2025 meetings, Nauru's proposed agenda item was strongly opposed by Chile, and it is unlikely for there to be an agreed upon process until after an application is received.

Termination of Marawa Agreement

On November 14, 2024, DeepGreen Engineering Pte. Ltd. ("DeepGreen") delivered a formal termination notice to Marawa Research and Exploration Limited, ending the Services Agreement dated October 1, 2013 (the "Agreement"), pursuant to DeepGreen's right to terminate for convenience under the Agreement. The termination became effective on January 14, 2025, and we no longer have any exploration or other rights to the area of the CCZ that was covered by the Agreement. The termination is not expected to have a material adverse effect on our financial position or operations, with non-material ongoing costs and no termination penalties applicable under the Agreement.

World-First Production of Nickel Sulfate from Deep-Seafloor Polymetallic Nodules

In April 2024, we announced that we had successfully produced the world's first nickel sulfate derived exclusively from seafloor polymetallic nodules during pilot-scale nodule processing. In partnership with SGS Canada Inc, the testing was undertaken on samples of nickel-cobalt-copper matte produced by us in 2021 using our efficient flowsheet to process high-grade nickel matte directly to nickel sulfate without making nickel metal, while producing fertilizer byproducts instead of solid waste or tailings.

Extensive Submission of Deep-Sea Environmental Data to the ISA

In May 2024, we announced that our subsidiary NORI had made a second submission of key environmental data from all prior environmental baseline campaigns conducted in the NORI Area D exploration area up to January 2022 to DeepData, an open database of contractor data managed by the ISA. The submission of this batch of data includes an extensive set of geochemical and biological samples from across the water column.

World-First Cobalt Sulfate Produced from Deep-Seafloor Polymetallic Nodules

On June 12, 2024, we announced that we successfully produced the world's first cobalt sulfate derived exclusively from seafloor polymetallic nodules. The cobalt sulfate was generated during bench-scale testing of our hydrometallurgical flowsheet design with SGS Canada Inc. Based on samples of nickel-cobalt-copper matte first produced by us in 2021, SGS tested our efficient flowsheet to process high-grade nickel-copper-cobalt matte directly to high-purity cobalt sulfate without making cobalt metal, while producing fertilizer byproducts instead of solid waste or tailings. The milestone followed the news in May 2024 of our successful production of nickel sulfate, a key raw material input used in the production of energy-dense EV batteries.

Third Annual Impact Report Published

On July 29, 2024, we published our third annual Impact Report to provide an update on key milestones achieved in our assessment of the environmental impacts of nodule collection including, what we believe, is the successful collection of sufficient quantities of environmental baseline and impact data to develop an Environmental Impact Statement and Environmental Mitigation and Management Plan (EMMP) for the world's first deep-seafloor nodule collection project.

TMC and PAMCO Successfully Produce Calcine in Commercial-Scale Processing of Polymetallic Nodules

In September 2024, we announced that we had successfully produced high temperature material (calcine) during the first phase of a commercial-scale campaign to process a 2,000-tonne sample of deep-seafloor polymetallic nodules at our partner PAMCO's Hachinohe Rotary Kiln Electric-Arc Furnace facility in Hachinohe, Japan. Approximately 500 tonnes of calcine were produced. On February 18, 2025, we announced that PAMCO had successfully smelted 450 tonnes of calcine into 35 tonnes of NiCuCo alloy and 320 tonnes of Mn silicate products.

ISA Developments

ISA Consolidated Draft Regulations

In February 2024, the ISA released the first consolidated draft regulations on exploitation of Mineral resources in the Area. The revised second consolidated text was released in November 2024. Negotiations on the revised second consolidated text began during part 1 of the ISA's 30th Session.

Industry Developments

TMC Applauds U.S. Congressional Mandate for 2025 Defense Department Feasibility Study on Nodule Refining

On December 30, 2024, we welcomed the signing of legislation calling for financial support from the Defense Department's Industrial Base Policy office to "assess the feasibility of improving domestic capabilities for refining polymetallic nodule-derived intermediates into high-purity nickel, cobalt sulfate, and copper." The legislation, signed into law by President Biden on December 23, 2024, was led by the HASC and calls for the completion of a feasibility study by the end of 2025 for a nodule-derived intermediate refinery which would bring the U.S. closer to addressing the biggest vulnerability in its domestic battery supply chains – nickel refining – as identified in Executive Order 14017 from 2021. In addition, our U.S. subsidiary has an outstanding application seeking a $9 million grant under the Defense Production Act Title III program for feasibility work on a domestic refinery for nodule-derived intermediate products.

Responsible Use of Seafloor Resources Act (RUSRA)

In March 2024, legislation was introduced in the U.S. House of Representatives calling for the U.S. to "support international governance of seafloor resource exploration and responsible polymetallic nodule collection by allied partners", and to "provide financial, diplomatic, or other forms of support for seafloor nodule collection, processing and refining."

TMC CEO Testifies to U.S. House of Representatives on Benefits of Nodules

In September 2024, our CEO Gerard Barron gave testimony during a meeting of the Critical Mineral Policy Working Group for the House Select Committee on the Chinese Communist Party to discuss the U.S.' heavy reliance on Chinese imports of critical minerals and policy solutions to incentivize greater cooperation with allies to create alternative supplies. Mr. Barron spoke to the potential of seafloor nodules to secure U.S. supplies of key minerals for the energy transition and defense sectors.

Rebuttal to Publication

In July 2024, Nature Geoscience published a paper claiming that seafloor nodules produce oxygen in the absence of sunlight. Since the paper's publication, multiple rebuttals have been submitted to Nature warning of serious flaws with the paper's methodology and claims, prompting calls for the paper to be retracted. Researchers at the University of Tokyo and University of Gothenburg are among the experts that have submitted pre-print rebuttals to the article's author. Our own rebuttal, published September 19, 2024, notes selective reporting of data and omission of key evidence, including experiments that show oxygen levels increasing without nodules, directly contradicting the authors' claims.

Financing

TMC Announces Registered Direct Offering

On November 14, 2024, we entered into a securities purchase agreement with certain new and existing institutional investors for the sale of an aggregate of 17,500,000 common shares (the "Shares") and accompanying Class B warrants (the "Class B Warrants"), in a registered direct offering (the "2024 Registered Direct Offering"). The offering price was $1.00 per Share, resulting in initial gross proceeds of $17.5 million ($16.5 million after associated fees), with each Share including an accompanying Class B Warrant to purchase 0.5 common shares. The Class B Warrants are exercisable immediately upon issuance at a price of $2.00 per share and expire five years from issuance. On November 26, 2024, we entered into the First Amendment to the Securities Purchase Agreement, increasing the offering by an additional 2,400,000 common shares and accompanying Class B Warrants to purchase 1,200,000 common shares on the same terms and conditions. As a result, the total number of Shares and accompanying Class B Warrants issued in the registered direct offering increased to 19,900,000 Shares and Class B Warrants to purchase 9,950,000 common shares, bringing the aggregate gross proceeds to $19.9 million, all of which has been received, before deducting offering expenses. The Class B Warrants include customary anti-dilution protections and a repurchase feature, permitting us to repurchase the warrants for $0.0001 per Common Share underlying the Class B Warrants if the volume-weighted average price of our common shares exceeds $5.00 per share for each trading day in a consecutive 30-trading-day period.

Amendment to 2023 Credit Facility with Allseas Affiliate

On March 22, 2023, we entered into a $25 million Unsecured Credit Facility (the "2023 Credit Facility") with Argentum Cedit Virtuti GCV, the parent of Allseas Investments S.A. ("Allseas Investments") and an affiliate of Allseas, which was amended on July 31, 2023. On March 22, 2024, we entered into the Second Amendment to the Unsecured Credit Facility with Argentum Cedit Virtuti GCV to further extend the 2023 Credit Facility to August 31, 2025 and to provide that the underutilization fee thereunder shall cease to be payable after the date on which we or the Lender gives notice of termination of the agreement On August 16, 2024, the Company entered into the Third Amendment to the 2023 Credit Facility, to increase the borrowing limit of the 2023 Credit Facility to $27.5 million. On November 14, 2024, as a result of the 2024 Registered Direct Offering the borrowing limit of the 2023 Credit Facility was returned to $25 million.

2024 Credit Facility with ERAS Capital LLC and Gerard Barron

On March 22, 2024, we entered into an Unsecured Credit Facility (the "2024 Credit Facility") with Gerard Barron, our Chief Executive Officer and Chairman, and ERAS Capital LLC, the family fund of our director, Andrei Karkar (collectively, the "2024 Lenders"), pursuant to which, we may borrow from the 2024 Lenders up to $20 million in the aggregate ($10 million from each of the 2024 Lenders), from time to time, subject to certain conditions. All amounts drawn under the 2024 Credit Facility will bear interest at the 6-month Secured Overnight Funding Rate ("SOFR"), 180-day average plus 4.0% per annum payable in cash semi-annually (or plus 5% if paid-in-kind at maturity, at our election) on the first business day of each of June and January. We will pay an underutilization fee equal to 4.0% per annum payable semi-annually for any amounts that remain undrawn under the 2024 Credit Facility. We have the right to pre-pay the entire amount outstanding under the 2024 Credit Facility at any time, before the 2024 Credit Facility's maturity of September 22, 2025. The 2024 Credit Facility also contains customary events of default. The 2024 Credit Facility will terminate automatically if we or any of our subsidiaries raise at least $50 million in the aggregate (i) through the issuance of any of our or our subsidiaries' debt or equity securities, or (ii) in prepayments under an off-take agreement or similar commercial agreement. As of the date of this Annual Report, we have drawn $2.5 million from the 2024 Credit Facility. On August 13, 2024, we entered into the First Amendment to the 2024 Credit Facility with the 2024 Lenders to increase the borrowing limit of the 2024 Credit Facility to $25 million in the aggregate ($12.5 million from each of the 2024 Lenders). On November 14, 2024, we entered into the Second Amendment to the 2024 Credit Facility with the 2024 Lenders, to increase the borrowing limit to $38 million in the aggregate ($19 million from each of the 2024 Lenders) and to extend the maturity of the 2024 Credit Facility to December 31, 2025.

TMC Board Appointments

Steve Jurvetson Joins TMC's Board of Directors as Vice Chairman and Special Advisor to the CEO

On April 10, 2024, renowned Silicon Valley investor Steve Jurvetson joined our board of directors as Vice Chairman and special advisor to the CEO. Mr. Jurvetson is an investor focused on founder-led, mission-driven companies at the cutting edge of disruptive technology and new industry formation. His investments include pioneering technology companies like Tesla, Planet Labs, SpaceX and Commonwealth Fusion Systems, and represent over $800 billion in aggregate value creation.

Prominent Sustainability Strategist Brendan May Joins TMC's Board of Directors

On June 3, 2024, we announced the appointment of Brendan May to our Board of Directors. As a former Chief Executive of the Marine Stewardship Council (MSC) and European Chairman of the Rainforest Alliance, Mr. May has spent over two decades at the forefront of sustainability challenges in globally significant ecosystems. In 2010, he formed renowned global sustainability consultancy, Robertsbridge, whose counsel has been sought by leading companies and NGOs around the world.

Developments Subsequent to December 31, 2024

TMC and PAMCO Achieve Nodule Processing Milestone, Unlocking Critical Battery & Steelmaking Materials at Existing Facilities

On February 18, 2025, we announced that PAMCO had successfully smelted 450 tonnes of calcine into 35 tonnes of NiCuCo alloy and 320 tonnes of Mn silicate products, during a commercial-scale campaign to process a 2,000-tonne sample of deep-seafloor polymetallic nodules at our partner PAMCO's Hachinohe Rotary Kiln Electric-Arc Furnace facility in Hachinohe, Japan, demonstrating the process at scale. The process data and operational experience gathered during the commercial-scale processing trial will inform expected definitive processing agreements between the parties.

Extension of Credit Facility with ERAS Capital LLC and Gerard Barron

On March 26, 2025, we entered into the Third Amendment to the 2024 Credit Facility with the 2024 Lenders, to, among other things, increase the borrowing limit to $44 million in the aggregate ($22 million from each of the 2024 Lenders) and extend the maturity of the 2024 Credit Facility to June 30, 2026.

Extension of Allseas Working Capital Loan Agreement and Termination of Allseas 2023 Credit Facility

On March 24,2025, we entered into a Letter Agreement (the "Letter Agreement") with Allseas Investments and Argentum Cedit Virtuti GCV, pursuant to which the repayment date under our working capital loan agreement ("Working Capital Loan Agreement") with Allseas Investments dated September 9, 2024 was extended to September 30, 2025.

Additionally, under the Letter Agreement, we and Argentum Cedit Virtuti GCV agreed to cancel the unsecured credit facility established in 2023 with no outstanding amounts remaining, other than our obligation to pay the underutilization fee thereunder.

Exploration of Potential U.S.-Based Regulatory Pathway

On March 27, 2025, we announced that we initiated a process with NOAA and the U.S. Department of Commerce under the DSHMRA to consider a U.S.-based regulatory pathway for the commercial production of deep-sea polymetallic nodules in the CCZ. We believe this regulatory pathway potentially offers a clear and predictable route to securing an exploration license and a commercial recover permit to polymetallic nodules found in the CCZ. We are in the initial planning stages of this strategy, however, and there are no assurances that we will be able to secure any exploration or commercial recovery rights under the DSHMRA in a timely manner, or at all.

Exploration Contracts

We currently hold exclusive exploration rights to certain polymetallic nodule areas in the CCZ through our subsidiaries NORI and TOML, sponsored by the Republic of Nauru and the Kingdom of Tonga, respectively.

NORI. NORI our wholly-owned subsidiary, holds exploration rights to four blocks (NORI Area A, B, C, and D, the "NORI Contract Area") covering 74,830 square kilometers in the CCZ that were granted by the ISA in July 2011. NORI is sponsored by Nauru pursuant to a certificate of sponsorship signed by the Government of Nauru on April 11, 2011. The D block of the NORI area ("NORI Area D") is the seafloor parcel where we have performed the most resource definition and environmental work to date. NORI commissioned AMC Consulting Ltd, a leading mining consulting firm, to undertake an Initial Economic Assessment of the mineral resource contained in NORI Area D and to compile a technical report compliant with Canadian National Instrument (NI 43-101), which was completed in March 2021. AMC subsequently compiled the NORI Technical Report Summary, dated March 2021, which included an initial assessment and an economic analysis of NORI Area D prepared in accordance with the SEC's Modernization of Property Disclosures for Mining Registrants set forth in subpart 1300 of Regulation S-K (the "SEC Mining Rules"). The NORI Technical Report Summary is filed as Exhibit 96.1 to this Annual Report. See Item 2 entitled "*Properties*" included in this Annual Report for additional information about the 2021 economic analysis of NORI Area D.

TOML. TOML our wholly-owned subsidiary which we acquired in March 2020, holds exploration rights to an area covering 74,713 square kilometers in the CCZ that were granted by the ISA in January 2012 (the "TOML Contract Area"). On March 8, 2008, Tonga and TOML entered into a sponsorship agreement formalizing certain obligations of the parties in relation to TOML's exploration application to the ISA (subsequently granted) for the TOML Contract Area. The sponsorship agreement was updated on September 23, 2021. TOML commissioned a Technical Report Summary by AMC, dated March 2021, which is filed as Exhibit 96.2 to this Annual Report.

Key Trends, Opportunities and Uncertainties

We are currently a pre-revenue company, and we do not anticipate earning revenues (other than potential service revenue) until NORI receives an exploitation contract and we are able to successfully collect and process polymetallic nodules into saleable products on a commercial scale. We believe that our performance and future success pose risks and challenges, including those related to finalization of ISA regulations to allow for commercial exploitation, approval of an application for the ISA exploitation contract, development of environmental regulations associated with our business and development of our technologies to collect and process polymetallic nodules. These risks, as well as other risks, are discussed in Item 7A entitled "*Quantitative and Qualitative Disclosures About Market Risk*" and Item 1A entitled "*Risk Factors*" included in this Annual Report.

Impact of Climate Change

We are committed to adopting the Task Force on Climate-Related Financial Disclosures recommendations. In our Impact Report, we provided climate-related disclosure and shared how our vision is aligned with supporting the global energy transition and contributing to a circular metals economy. We recognize that climate change may have a meaningful impact on our financial performance over time, and we continue the process of assessing key risks and corresponding action plans to mitigate their negative impact of climate change on our operations.

Our climate related transition risks and opportunities are likely to be driven by changes in regulation, public policy, and technology as well as risk of business disruptions due to climate related events.

Regulatory risks

Regulations related to emissions limits, such as cap and trade schemes and carbon taxes, would likely increase our future cost of operations, energy purchase, and equipment selection in addition to costs associated with potential carbon tax and/or purchase of carbon offsets. It is difficult to estimate the impact of potential future regulations on future operations.

We are working on a plan for continuous reduction of emissions and aiming to develop operations with near zero emissions. When selecting the location of our onshore plant, one of our requirements is access to renewable energy as our metallurgical process will be the most energy intensive step in our operations. In addition, we are seeking to replace metallurgical coal used as reductant during calcining of nodules and have tested potential renewable alternatives. We are also identifying the best approach for decarbonizing our offshore operations. To date, we have not experienced any material impact to our business related to potential regulations but will continue to evaluate and monitor future developments.

Public policy risks

Awareness of climate change related impacts and commitments made by companies and governments to achieve net zero emissions, continues to grow. We support the ambition of the U.S. to achieve net zero greenhouse gas emissions by no later than 2050 and to reach half of all new vehicles sales to be EVs by 2030. We are committed to achieving zero emissions and are reviewing and designing technologies to achieve this goal. The location of our onshore plant will be key, and we will be working on science-based targets and scenario analysis.

To support the EV and battery storage value chain, we are seeking to close the emerging supply gap of the critical metals contained in nodules needed for the transition to renewable energy and adoption of EVs. We plan to take advantage of this opportunity to supply these potentially lower carbon critical metals, avoid deforestation, and help reduce the cost of batteries.

Technology risks

The timing and deployment of technologies to support the transition to a lower carbon economy can be uncertain. Investments in assets with long lifespans require the selection of not only the proper technology, but also the proper timing to retain the ability to adapt to future developments. There are also risks associated with the additional costs of lower emissions technology and transition to renewables. To mitigate this risk, we based our flowsheet development on existing proven technology, while retaining sufficient flexibility to be able to retrofit processes with new lower carbon technology as they become available.

Physical risks

Our main activity currently consists of offshore exploration campaigns for research and testing purposes, and technology development at partner facilities. However, once a location is selected for our onshore metallurgical plant, we will assess the risks associated with hurricanes, floods, and extreme weather.

Impact of Global Inflation

The global inflation rate rose sharply in 2022, and stayed relatively high in 2023 and 2024, marine fuel prices and vessel day rates remained high and have increased our exploration expenses beyond what was originally expected. Additionally, we are experiencing higher offshore labor costs through our contractors.

As a pre-revenue company, persistent inflation may affect our ultimate cash requirements prior to our ability to begin commercial production.

Basis of Presentation

We currently conduct our business through one operating segment. As a pre-revenue company with no commercial operations, our activities to date have been limited. Our results are reported under Generally Accepted Accounting Principles in the United States ("U.S. GAAP") and in U.S. dollars.

Components of Results of Operations

We are an exploration-stage company with no revenue to date and a net loss of $81.9 million for the year ended December 31, 2024, compared to a net loss of $73.8 million in the prior year. We have an accumulated deficit of approximately $631.4 million from inception through December 31, 2024.

Our historical results may not be indicative of our future results for reasons that may be difficult to anticipate. Accordingly, the drivers of our future financial results, as well as the components of such results, may not be comparable to our historical or projected results of operations.

Revenue

To date, we have not generated any revenue. We do not expect to generate revenue (other than potential service revenue) until NORI receives an exploitation contract and we are able to successfully collect and process polymetallic nodules into saleable products on a commercial scale. Any revenue from initial production is difficult to predict.

Exploration and Evaluation Expenses

We expense all costs relating to exploration and development of mineral claims. Such exploration and development costs include, but are not limited to, ISA contract management, geological, geochemical and geophysical studies, environmental baseline studies, process development and payments to Allseas for the PMTS. Our exploration expenses are impacted by the amount of exploration work conducted during each period. The acquisition cost of ISA polymetallic nodule exploration contracts will be charged to operations as amortization expense on a unit-of-production method based on proven and probable reserves should commercial production commence in the future.

General and Administrative Expenses

General and administrative ("G&A") expenses consist primarily of compensation for employees, consultants and directors, including wages and salaries, share-based compensation, consulting fees, investor relations expenses, expenses related to advertising and marketing functions, insurance costs, office and sundry expenses, professional fees (including legal, audit and tax fees), travel expenses and transfer and filing fees.

Share-based compensation costs from the issuance of stock options and restricted share units ("RSUs") is measured at the grant date based on the fair value of the award and is recognized over the related service period. Share-based compensation costs are charged to exploration expenses and general and administrative expenses depending on the function fulfilled by the holder of the award. In instances where an award is issued for financing related services, the costs are included within equity as part of the financing costs. We recognize forfeiture of any awards as they occur.

Interest Income/Expense

Interest income consists primarily of interest income earned on our cash and cash equivalents.

Fees and Interest on Borrowings and Credit Facilities

Fees and interest on borrowings and credit facilities represent interest charged on our short-term debt and interest and underutilization fees associated with our credit facilities.

Foreign Exchange Loss

The foreign exchange income or loss for the periods primarily relates to our cash held in Canadian dollars and to the settlement of costs incurred in foreign currencies, depending on either the strengthening or weakening of the U.S. dollar.

Change in Fair Value of Warrants Liability

The change in fair value of warrants liabilities primarily consists of the change in the fair value of the 9,500,000 warrants issued to Sustainable Opportunities Holdings LLC concurrently with SOAC's initial public offering (the "Private Warrants"). For accounting purposes, we were considered to have issued the Private Warrants as part of the Business Combination, and we are required to re-measure the fair value of our Private Warrants at the end of each reporting period.

Results of Operations

Comparison of the periods ended December 31, 2024 and 2023

(Dollar amounts in thousands, except as noted)	For the Three Months Ended December 31,			For the Year Ended December 31,		
	2024	2023	% Change	2024	2023	% Change
Exploration and evaluation expenses	$ 8,304	$ 26,677	(69)%	$ 50,643	$ 49,849	2 %
General and administrative expenses	8,044	6,582	22 %	30,644	22,540	36 %
Equity-accounted investment loss	29	96	(70)%	226	571	(60)%
Loss on termination of contract	199	—	N/A	199	—	N/A
Change in fair value of warrants liability	46	(228)	120 %	(1,057)	986	(207)%
Foreign exchange (loss) gain	(1,782)	244	(830)%	(1,186)	310	(483)%
Interest income	(51)	(205)	(75)%	(176)	(1,297)	(86)%
Fees and interest on borrowings and credit facilities	1,224	252	386 %	2,602	781	233 %
Tax expense	48	41	17 %	48	41	17 %
Loss for the year, after tax	$ 16,061	$ 33,459	(52)%	$ 81,943	$ 73,781	11 %

Full Year 2024 compared to Full Year 2023

Exploration and Evaluation Expenses

Exploration and evaluation expenses for the year ended December 31, 2024 were $50.6 million, or $0.8 million higher than the same period in 2023. The spending in 2024 as compared to the prior year reflects an increase of $7.5 million in mining, technological and process development mostly due to costs incurred for resource definition during Campaign 8, higher share-based compensation of $5.4 million primarily due to the amortization of the fair value of RSUs and options granted to officers in the second quarter of 2024. This was offset by lower spending on environmental studies as the cost for Campaign 8 which commenced in the fourth quarter of 2023

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was completed in the first quarter of 2024 and was lower than the cost of the environmental work in 2023 following the completion of the NORI pilot nodule collection system test.

General and Administrative ("G&A") Expenses

G&A expenses for the year ended December 31, 2024 were $30.6 million compared to $22.5 million for the same period in 2023. The increase of $8.1 million in G&A expenses was mainly the result of an increase in share-based compensation of $5.7 million due to the amortization of the fair value of RSUs and options granted to directors and officers in the second quarter of 2024, higher consulting and advisory fees of $1.9 million and higher personnel costs of $0.8 million. This increase was partially offset by decreased travel and insurance costs incurred in 2024 compared to the same period in 2023.

Interest Income

During 2024, we earned interest of $0.2 million, as compared to $1.3 million in 2023, mainly from the investment of our cash on hand.

Change in Fair Value of Warrants Liability

The change in fair value of warrants liability primarily consists of the change in the fair value of the 9,500,000 Private Warrants. The credit recorded in 2024 reflects the decrease in the market price of our warrants.

Fees and Interest on Borrowings and Credit Facilities

The interest charged on our short-term debt borrowings was $0.2 million in the year ended December 31, 2024 ($nil for the same period of 2023), while interest on drawn amounts on our credit facilities was $0.3 million and underutilization fees on these same facilities was $2.1 million in the year ended December 31, 2024 ($nil and $0.8 million over the same period in 2023, respectively).

Liquidity and Capital Resources

Our primary sources of financing have come from private placements and public offerings of Common Shares and warrants, and the issuance of convertible debentures. As of December 31, 2024, we had cash on hand of $3.5 million.

In light of the significant deficit in expected funding following the closing of the Business Combination in September 2021, we adopted what we call a "capital-light" strategy whereby we removed any allocation of funds to capital expenditures that were not deemed necessary to support the submission of an application for an exploitation contract for the NORI Area D, and by negotiating the settlement of program expenditures with our equity whenever possible, and by utilizing existing assets for offshore and onshore production.

We have yet to generate any revenue from our business operations. We are an exploration-stage company and the recovery of our investment in mineral exploration contracts and attainment of profitable operations is dependent upon many factors including, among other things, the development of a commercial production system for collecting polymetallic nodules from the seafloor as well as the development of our processing technology for the metallurgical treatment of such nodules, the establishment of mineable reserves, the demonstration of commercial and technical feasibility of seafloor polymetallic nodule collection and processing systems, metal prices, and securing ISA exploitation contracts or provisional approvals. While we have obtained financing in the past, there is no assurance that such financing will continue to be available on favorable terms, in sufficient amounts, or at all.

We expect to incur significant expenses and operating losses for the foreseeable future, particularly as we advance towards our application to the ISA for an exploitation contract and preparation for potential commercialization. Based on our cash balance and availability of borrowing under our credit facility with ERAS Capital LLC and Gerard Barron, when compared with our forecasted cash expenditures, we believe we will have sufficient funds to meet our obligations that become due within the next twelve months. Our estimates used in reaching this conclusion are based on information available as at the date of filing this Annual Report. Accordingly, actual results could differ from these estimates and resulting variances may result in our need for additional funding in an amount greater or earlier than expected, due to changes in business conditions or other developments, including, but not limited to, deferral of approvals, capital and operating cost escalation, currently unrecognized technical and development challenges, our ability to pay certain vendors or suppliers in our Common Shares or changes in external business environment.

In addition, we will however need and are seeking additional financing to fund our continued operations over time. These financings could include additional public or private equity, debt financings, equity-linked financings or other sources of financing, including through non-dilutive asset, royalty or project-based and/or asset-based financings. If these financing or other financing sources are not available, or if the terms of financing are less desirable than we expect, or if in insufficient amounts, we may be forced to delay our exploration and/or exploitation activities or further scale back our operations, which could have a material adverse impact on our business and financial prospects.

On September 16, 2022, we filed a registration statement on Form S-3 with the SEC, which the SEC declared effective on October 14, 2022, to sell up to $100 million of securities, which includes the $30 million that may be sold under the At-the-Market Equity Distribution Agreement discussed below and the Common Shares and shares underlying the Class A Warrants issued in the Registered Direct Offering. In addition, on November 30, 2023, we filed an additional registration statement on Form S-3 with the SEC, which the SEC declared effective on December 8, 2023, to sell up to an additional $100 million of securities. Securities that may be sold under the registration statements include common shares, preferred shares, debt securities, warrants and units. Any such offering, if it does occur, may happen in one or more transactions. Specific terms of any securities to be sold will be described in supplemental filings with the SEC.

On December 22, 2022, we entered into an At-the-Market Equity Distribution Agreement (the "Sales Agreement") with Stifel, Nicolaus & Company, Incorporated ("Stifel") and Wedbush Securities Inc., as sales agents, allowing us, from time to time, to issue and sell Common Shares with an aggregate offering price of up to $30 million. On December 21, 2023, we amended the Sales Agreement to remove Stifel as a sales agent. The offer and sales of the shares are made under our effective "shelf" registration statement on Form S-3 filed with the SEC on September 16, 2022, which the SEC declared effective on October 14, 2022. No funds were raised from the Sales Agreement in the fourth quarter of 2024, while for the 2024 year, we sold 3,251,590 Common Shares for gross proceeds of $4.9 million under this offering.

On March 22, 2023, we entered into the 2023 Credit Facility with Argentum Cedit Virtuti GCV, the parent of Allseas Investments S.A. and an affiliate of Allseas, which was amended on July 31, 2023 and March 22, 2024, pursuant to which, we were able to borrow from the Lender up to $25 million in the aggregate, from time to time, subject to certain conditions. All amounts drawn under the 2023 Credit Facility bore interest at the 6-month SOFR, 180-day average plus 4.0% per annum payable in cash semi-annually (or plus 5% if paid-in-kind at maturity, our election) on the first business day of each of June and January. We agreed to pay an underutilization fee equal to 4.0% per annum payable semi-annually for any amounts that remain undrawn under the 2023 Credit Facility. We had the right to pre-pay the entire amount outstanding under the 2023 Credit Facility at any time, before the 2023 Credit Facility's stated maturity of August 31, 2025. The 2023 Credit Facility also contained customary events of default. No amounts had been drawn under the 2023 Credit Facility. Pursuant to the Letter Agreement we entered into on March 24, 2025, we and Argentum Cedit Virtuti GCV agreed to cancel the 2023 Credit Facility with no outstanding amounts remaining, other than our obligation to pay the underutilization fee thereunder.

On August 14, 2023, we entered into a securities purchase agreement for a Registered Direct Offering of our Common Shares and Class A Warrants (the "2023 Offering"). The purchase price for each Common Share and Class A Warrant to purchase 0.5 Common Shares was $2.00 per unit. The exercise price to purchase one Common Share under the Class A Warrants is $3.00, subject to adjustment as provided in the warrant agreement. No investor elected to exercise its right to purchase additional Common Shares and accompanying Class A Warrants on or before September 15, 2023 under the terms of the securities purchase agreement. As of December 31, 2023, we had received gross proceeds of $15.9 million (approximately $14.6 million net of transaction fees) in the Registered Direct Offering. We received the remaining $9 million of gross proceeds on January 31, 2024, from an investor affiliated with us. As a result of the 2024 Purchase Agreement (as described below), the exercise price of the Class A Warrants was reset to $2.00 as the down round feature of the Class A Warrants agreement was triggered.

On March 22, 2024, we entered into the 2024 Credit Facility with Gerard Barron, our Chief Executive Officer and Chairman, and ERAS Capital LLC, the family fund of our director, Andrei Karkar, pursuant to which, we may borrow from the 2024 Lenders up to $25 million in the aggregate ($12.5 million from each of the 2024 Lenders), from time to time (was initially $20 million in the aggregate ($10 million from each of the 2024 Lenders), subject to certain conditions. All amounts drawn under the 2024 Credit Facility will bear interest at the 6-month SOFR, 180-day average plus 4.0% per annum payable in cash semi-annually (or plus 5% if paid-in-kind at maturity, at our election) on the first business day of each of June and January. We will pay an underutilization fee equal to 4.0% per annum payable semi-annually for any amounts that remain undrawn under the 2024 Credit Facility. We have the right to pre-pay the entire amount outstanding under the 2024 Credit Facility at any time, before the 2024 Credit Facility's maturity of December 31, 2025.

The 2024 Credit Facility also contains customary events of default. The 2024 Credit Facility will terminate automatically if we or any of our subsidiaries raise at least $50 million in the aggregate (i) through the issuance of any of our or our subsidiaries' debt or equity securities, or (ii) in prepayments under an off-take agreement or similar commercial agreement. On August 13, 2024, we entered into the First Amendment to the 2024 Credit Facility to increase the borrowing limit to $25 million in the aggregate ($12.5 million from each of the 2024 Lenders). Under the terms of the First Amendment, the borrowing limit was due to return to the initial $20 million in the aggregate ($10 million from each of the 2024 Lenders) upon certain financing events. On November 14, 2024, we entered into the Second Amendment to the 2024 Credit Facility with ERAS Capital LLC and Gerard Barron, to increase the borrowing limit to $38 million in the aggregate ($19 million from each of the 2024 Lenders) and to extend the maturity of the 2024 Credit Facility to December 31, 2025. As per the Second Amendment, the rate of underutilization fee was retroactively increased from 4% to 6.5% on any undrawn amounts under the 2024 Credit Facility. On January 30, 2025, we repaid $1.8 million from the drawn amount, leaving a balance of $2.5 million drawn under the 2024 Credit Facility, as of the date of this Annual Report. With the January 2025 repayment, the borrowing limit on the 2024 Credit Facility was reduced to $36.2 million ($17.2 million from Gerard Barron and $19 million from ERAS Capital LLC). On March 26, 2025, we entered into the Third Amendment to the 2024 Credit Facility with the 2024 Lenders, to, among other things, increase the borrowing limit to $44 million in the aggregate ($22 million from each of the 2024 Lenders) and extend the maturity of the 2024 Credit Facility to June 30, 2026.

On May 27, 2024, we entered into a short-term loan agreement with the Lender (Argentum Cedit Virtuti GCV), an affiliate of Allseas. In accordance with the agreement, the Lender provided a short-term loan amounting to $2 million (the "Loan") on May 30, 2024. The Loan takes priority over the 2024 Credit Facility. The Loan matured on September 10, 2024 (maturity date) and accrued interest at a rate of 8% per annum. On the maturity date, Company repaid the entire Loan amounting to $2 million and the accrued interest amounting to $46 thousand.

On September 9, 2024, we entered into a Working Capital Loan Agreement with Allseas Investments, a company related to Allseas. In accordance with the Working Capital Loan Agreement, Allseas Investments provided a loan to us amounting to $5 million (the "Working Capital Loan") on September 10, 2024, to be used towards general corporate purposes and the repayment of all outstanding amounts under the Short-Term Loan between us and the Lender. The Working Capital Loan is payable to the Lender on or before the earlier of (i) the occurrence of certain financing events and (ii) April 1, 2025 (the "Repayment Date"). The Working Capital Loan will bear interest based on the 6-month Secured Overnight Financing Rate, 180-day average plus a margin of 4.0% per annum and is payable in two installments on January 2, 2025, and the Repayment Date (or plus a margin of 5.0% if all interest payments are deferred to the Repayment Date, at our election). On October 18, 2024, we entered into the First Amendment to the Working Capital Loan Agreement with Allseas Investments, resulting in a further draw of $2.5 million by us and a total Working Capital Loan drawn amount of $7.5 million. On March 24, 2025, we entered into the Letter Agreement with Allseas Investments and Argentum Cedit Virtuti GCV, pursuant to which the repayment date under the Working Capital Loan Agreement was extended to September 30, 2025.

On November 14, 2024, we entered into a securities purchase agreement (the "2024 Purchase Agreement") with certain new and existing institutional investors for the sale of an aggregate of 17,500,000 common shares (the "Shares") and accompanying Class B warrants (the "Class B Warrants"), in a registered direct offering. The offering price was $1.00 per Share, with each Share including an accompanying Class B Warrant to purchase 0.5 common shares. The Class B Warrants are exercisable immediately upon issuance at a price of $2.00 per share and expire five years from issuance. On November 26, 2024, we entered into the First Amendment to the 2024 Purchase Agreement, pursuant to which we agreed to sell and issue an additional 2,400,000 common shares and accompanying Class B Warrants to purchase 1,200,000 common shares to new investors on the same terms and conditions as initially offered. Including the First Amendment to the 2024 Purchase Agreement, we agreed to sell and issue in aggregate 19,900,000 common shares and Class B Warrants to purchase 9,950,000 common shares. Pursuant to the 2024 Purchase Agreement, we agreed not to issue any Common Shares or Common Share equivalents with an effective price of less than $1.00 per share until May 18, 2025. As at December 31, 2024, we received gross proceeds of $14.9 million (net proceeds of $14.2 million, after offering expenses), with the final $5 million of gross proceeds received on February 6, 2025.

We may receive up to approximately $309.1 million in aggregate gross proceeds from cash exercises of the Public Warrants, the Private Warrants, the Class A Warrants and the Class B Warrants, based on the per share exercise price of such warrants. However, the exercise price for the outstanding Public Warrants and Private Warrants is $11.50 per common share and there can be no assurance that such warrants will be in the money prior to their expiration, and as such, such warrants may expire worthless. Based on the current trading price of our Common Shares we do not expect to receive any proceeds from the exercise of the Public Warrants and Private Warrants unless there is a significant increase in the price of our Common Shares. In certain circumstances, the Public Warrants and Private Warrants may be exercised on a cashless basis and the proceeds from the exercise of such warrants will decrease. Furthermore, even if the warrants will be in the money, the holders of the warrants are not obligated to exercise their warrants, and we cannot predict whether holders of the warrants will choose to exercise all or any of their warrants. In addition, the exercise price to purchase one Common Share under the outstanding Class A Warrants and Class B Warrants is $2.00 (subject to customary adjustments) and there can be no assurance that such warrants will be exercised prior to their expiration, and as such, such warrants may expire and we will not receive any proceeds from the excise thereof.

Cash Flows Summary

Comparison of the Periods Ended December 31, 2024 and December 31, 2023

The following table summarizes our sources and uses of cash for the three and twelve months ended December 31, 2024 and December 31, 2023.

Presented below is a summary of our operating, investing and financing cash flows:

(thousands)	For the Three Months Ended December 31,				For the Year Ended December 31,			
	2024		2023		2024		2023	
Net cash (used in) operating activities	$	(13,791)	$	(15,214)	$	(43,468)	$	(59,573)
Net cash (used in) investing activities	$	(50)	$	(403)	$	(515)	$	(578)
Net cash (used in) provided by financing activities	$	17,373	$	(150)	$	40,686	$	20,066
Increase (decrease) in cash	$	3,532	$	(15,767)	$	(3,297)	$	(40,085)

Full Year 2024 compared to Full Year 2023

Cash flows used in Operating Activities

For the year ended December 31, 2024, major operating activities over this period involved Campaign 8, as well as advanced work on engineering and pre-feasibility studies as we advance towards our application to the ISA for a NORI exploitation contract and prepare for potential future commercial production. Net cash used in operating activities in the year ended December 31, 2024, amounted to $43.5 million, and consisted mainly of $14.7 million on Campaign 8 and various environmental work, $11.7 million on personnel costs, $9.2 million on legal, advisory and consulting, $2.4 million for sponsorship, training and stakeholder engagement support, $1.9 million spent on engineering and pre-feasibility studies, $1.7 million on communication and business development expenses, $0.9 million on and additional payments of $1.8 million for various expenses.

For the year ended December 31, 2023, operating activities focused mainly on the continuation of environmental work following the completion of the NORI integrated collector test, as well as progressing on engineering work and pre-feasibility studies on the project. Net cash used in operating activities in the year ended December 31, 2023, amounted to $59.6 million, and consisted mainly of $32.2 million on various environmental work, $9.3 million on personnel costs, $4.4 million on legal costs, $3.2 million for sponsorship, training, and stakeholder engagement support, $2.8 million spent on engineering and pre-feasibility studies, $1.9 million on communication and business development and additional payments of $5.8 million for various expenses.

Cash flows used in/provided by Investing Activities

Net cash used in investing activities in the year ended December 31, 2024 was $0.5 million, representing the purchase of equipment. In the comparative year ended December 31, 2023, cash used in investing activities was $0.6 million for the purchase of equipment.

Cash flows provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2024 was $40.7 million, which comprised of net proceeds received from the Registered Direct Offering announced in November 2024 of $14.7 million, net proceeds of $8.8 million from the 2023 Offering, proceeds from short-term debt and credit facilities of $11.8 million, proceeds from shares issued from ATM of $4.9 million and proceeds from the exercise of stock options and employee stock plans of $0.5 million. The year ended December 31, 2023 represents mainly cash received from the Registered Direct Offering of $14.7 million and cash received of $5 million on closing of our investment in Low Carbon Royalties.

Contractual Obligations and Commitments

NORI Exploration Contract

As part of the NORI Exploration Contract with the ISA, NORI submitted a periodic review report to the ISA which included a five-year plan covering 2022 to 2026: NORI is currently implementing its approved five-year plan. The cost of the estimated work plan for 2025 onwards is dependent on the ISA's approval of the NORI Area D exploitation application. Should the approval of NORI's exploitation application for NORI Area D be delayed or rejected, NORI intends to revise its estimated future work plan in respect of its NORI Area. Work plans are reviewed annually by us, agreed with the ISA and may be subject to change depending on our progress to date. NORI's exploration contract expires on July 21, 2026. NORI is required to submit an application for extension no later than six months before the expiration of the contract. NORI intends to submit an application for a five-year extension in 2025.

TOML Exploration Contract

As part of the TOML Exploration Contract with the ISA, TOML submitted a periodic review report to the ISA which included a five-year plan covering 2022 to 2026: TOML is currently implementing its approved plan, which included an estimated five-year expenditure of up to $44 million. The five-year estimated expenditure is indicative and subject to change, TOML will review the program regularly and TOML will inform the ISA of any changes through its annual reports.

Regulatory Obligations Relating to Exploration Contracts

Both TOML and NORI require sponsorship from their host sponsoring nations, Tonga and Nauru, respectively. Each company has been registered and incorporated within the applicable host nation's jurisdiction. The ISA requires that a contractor must obtain and maintain sponsorship by a host nation that is a member of the ISA, and such state must maintain effective supervision and regulatory control over such sponsored contractor. Each of TOML and NORI is subject to the registration and incorporation requirements of these nations. In the event the sponsorship is otherwise terminated, such subsidiary will be required to obtain new sponsorship from another state that is a member of the ISA. Failure to obtain such new sponsorship would have a material impact on the operations of such subsidiary and us.

Sponsorship Agreements

On July 5, 2017, Nauru, the Nauru Seabed Minerals Authority and NORI entered into the NORI Sponsorship Agreement formalizing certain obligations of the parties in relation to NORI's exploration and potential exploitation of the NORI Area. Upon reaching the minimum recovery level within the exploitation contract area, NORI will pay Nauru a seabed mineral recovery payment based on the polymetallic nodules recovered from the exploitation contract area. In addition, NORI will pay an administration fee each year to Nauru for such administration and sponsorship, which is subject to review and increase in the event NORI is granted an ISA exploitation contract. NORI has begun discussions with the Government of Nauru to renegotiate the existing sponsorship agreement and has also committed to ensuring NORI pays corporate income tax within Nauru, assuming our future operations are ultimately profitable.

On March 8, 2008, Tonga and TOML entered into the TOML Sponsorship Agreement formalizing certain obligations of the parties in relation to TOML's exploration and potential exploitation of the TOML Area. On September 23, 2021, Tonga updated the TOML Sponsorship Agreement harmonizing the terms of its engagement with TOML with those held by NORI with Nauru. TOML expects to renegotiate the existing sponsorship agreement with Tonga prior to entering into operations in the TOML Area and has committed to paying corporate income tax within Tonga, assuming our future operations are ultimately profitable.

Allseas Agreements

On March 29, 2019, we entered into a strategic alliance with Allseas to develop a system to collect, lift and transport nodules from the seafloor to shore and agreed to enter into a nodule collection and shipping agreement whereby Allseas would provide commercial services for the collection of the first 200 million metric tonnes of polymetallic nodules on a cost plus 50% profit basis. In furtherance of this agreement, on July 8, 2019, we entered into a Pilot Mining Test Agreement with Allseas ("PMTA"), which was amended on five occasions through February 2023, to develop and deploy a PMTS, successful completion of which is a prerequisite for our application for an exploitation contract with the ISA. Under the PMTA, Allseas agreed to cover the development cost of the project in exchange for a payment from us upon successful completion of the pilot trial of the PMTS in NORI Area D.

On March 16, 2022, NORI and Allseas entered into a non-binding term sheet for the development and operation of a commercial nodule collection system. The pilot nodule collection system developed and tested by Allseas is expected to be upgraded to a commercial system with an expanded targeted production capacity of up to an estimated 3.0 million tonnes of wet nodules per year, to be delivered in stepped increments. NORI and Allseas intend to equally finance all costs related to developing and getting the first commercial system into production. Once in production, NORI is expected to pay Allseas a nodule collection and transshipment fee and, as Allseas scales up production to up to an estimated 3.0 million wet tonnes of nodules per year, it is expected that unit costs will be reduced. Following the successful completion of the NORI Area D pilot collection system trials in November 2022 and subsequent analysis of pilot data, the parties are reviewing Project Zero Offshore Nodule Collection System production targets, system design and cost estimates and intend to enter into a binding Heads of Terms by the end of 2024. The parties expect to further detail their relationship in three separate definitive agreements for engineering, conversion/build and commercial operations phase, respectively. Subject to the necessary regulatory approvals, Allseas and NORI also intend to investigate acquiring a second production vessel similar to the *Hidden Gem*, another Samsung 10000, with the potential for an additional production rate of three million tonnes of wet nodules per year and lower associated per tonne production cost. There can be no assurances, however, that we will enter into definitive agreements with Allseas contemplated by the non-binding term sheet in a particular time period, or at all, or on terms similar to those set forth in the non-binding term sheet, or that if such definitive agreements are entered into by us that the proposed commercial systems and second production vessel will be successfully developed or operated in a particular time period, or at all.

Through December 31, 2024, we have made the following payments to Allseas under the PMTA: (a) $10 million in cash in February 2020, (b) $10 million through the issuance of 3.2 million Common Shares valued at $3.11 per share in February 2020, (c) issued Allseas a warrant to purchase 11.6 million Common Shares at a nominal exercise price per share in March 2021, (d) $10 million in cash in October 2021, following the closing of the Business Combination and meeting certain progress targets on the PMTS and (e) on February 23, 2023 issued 10.85 million Common Shares to Allseas. On August 9, 2023, 11,578,620 common shares were issued to Allseas upon the exercise of the warrant that was granted to Allseas in March 2021, and receipt of the exercise fee of $115.8 thousand. The warrant vested and became exercisable on successful completion of the PMTS in November 2022.

On November 11, 2022, our board of directors approved the successful completion and testing of the PMTS in the NORI Area D and payment of the third milestone amounting to $10 million and additional costs owed to Allseas under the PMTA by issuing 10.85 million Common Shares to Allseas priced at $1.00 per share on February 23, 2023.

On August 1, 2023, we entered into an Exclusive Vessel Use Agreement with Allseas pursuant to which Allseas will give us exclusive use of the vessel ("*Hidden Gem*") in support of the development of the Project Zero Offshore Nodule Collection System until the system is completed or December 31, 2026, whichever is earlier. In consideration of the exclusivity term, on August 14, 2023, we issued 4.15 million Common Shares to Allseas.

Offtake Agreement

On May 25, 2012, DGE and Glencore entered into a copper offtake agreement and a nickel offtake agreement. DGE has agreed to deliver to Glencore 50% of the annual quantity of copper and nickel produced by a DGE-owned facility from nodules derived from the NORI Area at London Metal Exchange referenced market pricing with allowances for product quality and delivery location. Either party may terminate the agreement upon a material breach or insolvency of the other party. Glencore may also terminate the agreement by giving twelve months' notice.

Borrowing with Company Related to Allseas

2023 Credit Facility

As described above, on March 22, 2023, we entered into the 2023 Credit Facility with Argentum Cedit Virtuti GCV, an affiliate of Allseas, under which we may borrow up to $25.0 million pursuant to the terms and conditions of the 2023 Credit Facility, as amended, which has a maturity date of August 31, 2025. On August 16, 2024, we entered into the Third Amendment to the 2023 Credit Facility, to increase the borrowing limit of the 2023 Credit Facility to $27.5 million. Under the terms of the Third Amendment, upon closing of the November 2024 Registered Direct Offering discussed above, the borrowing limit returned to $25 million. There was no outstanding balance under the 2023 Credit Facility as at December 31, 2024. Pursuant to the Letter Agreement entered into on March 24, 2025, we agreed to cancel the 2023 Credit Facility with no outstanding amounts remaining, other than our obligation to pay Argentum Cedit Virtuti GCV the underutilization fee thereunder.

2024 Short-Term Loan and Working Capital Loan

On May 27, 2024, we entered into a short-term loan agreement with Argentum Cedit Virtuti GCV whereby we borrowed $2 million (the "Loan") on May 30, 2024. The Loan matured on September 10, 2024 (maturity date) and accrued interest at a rate of 8% per annum. On the maturity date, we repaid the entire Loan amounting to $2 million and the accrued interest.

On September 9, 2024, we entered into a working capital loan agreement (the "Working Capital Loan Agreement") with Allseas Investments, a company related to Allseas. In accordance with the Working Capital Loan Agreement, Allseas Investments provided a loan to us amounting to $5 million (the "Working Capital Loan") on September 10, 2024, to be used towards general corporate purposes and the repayment of all outstanding amounts under the Short-Term Loan between us and the Lender. The Working Capital Loan is payable to the Lender on or before the earlier of (i) the occurrence of certain financing events and (ii) April 1, 2025 (the "Original Repayment Date"). The Working Capital Loan will bear interest based on the 6-month Secured Overnight Financing Rate, 180-day average plus a margin of 4.0% per annum and is payable in two installments on January 2, 2025, and the Original Repayment Date (or plus a margin of 5.0% if all interest payments are deferred to the Original Repayment Date, at our election). On October 18, 2024, we entered into the First Amendment to the Working Capital Loan Agreement with Allseas Investments, resulting in a further draw of $2.5 million by us and a total Working Capital Loan drawn amount of $7.5 million. On March 24, 2025, we entered into a Letter Agreement with Allseas Investments and Argentum Cedit Virtuti GCV, pursuant to which the Original Repayment Date under the Working Capital Loan Agreement was extended to September 30, 2025, with principal and interest now repayable on that date.

2024 Credit Facility with ERAS Capital LLC and Gerard Barron

On March 22, 2024, we entered into an Unsecured Credit Facility with Gerard Barron, our Chief Executive Officer and Chairman, and ERAS Capital LLC, the family fund of our director, Andrei Karkar, pursuant to which, we may borrow from the 2024 Lenders up to $25 million in the aggregate ($12.5 million from each of the 2024 Lenders), from time to time, subject to certain conditions. All amounts drawn under the 2024 Credit Facility will bear interest at the 6-month SOFR, 180-day average plus 4.0% per annum payable in cash semi-annually (or plus 5% if paid-in-kind at maturity, at our election) on the first business day of each of June and January. We will pay an underutilization fee equal to 4.0% per annum payable semi-annually for any amounts that remain undrawn under the 2024 Credit Facility. We have the right to pre-pay the entire amount outstanding under the 2024 Credit Facility at any time, before the 2024 Credit Facility's maturity of December 31, 2025. The 2024 Credit Facility also contains customary events of default. The 2024 Credit Facility will terminate automatically if we or any of our subsidiaries raise at least $50 million in the aggregate (i) through the issuance of any of our or our subsidiaries' debt or equity securities, or (ii) in prepayments under an off-take agreement or similar commercial agreement. On August 13, 2024, we entered into the First Amendment to the 2024 Credit Facility with the 2024 Lenders, to increase the borrowing limit of the 2024 Credit Facility to $25 million in the aggregate ($12.5 million from each of the 2024 Lenders). On November 14, 2024, we entered into the Second Amendment to increase the borrowing limit to $38 million in the aggregate ($19 million from each of the 2024 Lenders) to the 2024 Credit Facility with ERAS Capital LLC and Gerard Barron, and to extend the maturity of the 2024 Credit Facility to December 31, 2025. As per the Second Amendment, the rate of underutilization fee was retroactively increased from March 22, 2024 to 6.5% on any undrawn amounts under the 2024 Credit Facility. On March 26, 2025, we entered into the Third Amendment to, among other things, increase the borrowing limit to $44 million in the aggregate ($22 million from each of the 2024 Lenders) and extend the maturity of the 2024 Credit Facility to June 30, 2026.

During the year ended December 31, 2024, we have drawn $4.3 million from the 2024 Credit Facility and incurred $0.2 million as interest expense. During 2024, we incurred $1.1 million, as underutilization fees, which would be payable only in the event the 2024 Credit Facility is not drawn down at the time such fees are payable. During 2024, we repaid interest amounting to $25 thousand, and underutilization fees amounting to $0.1 million to the 2024 Lenders. On January 31, 2025, we repaid the drawn amount and outstanding interest on the 2024 Credit Facility amounting to $1.8 million and $0.1 million, respectively.

Off-balance sheet arrangements

We are not party to any off-balance sheet arrangements.

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements have been prepared in accordance with U.S. GAAP. In the preparation of these financial statements, we are required to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported expenses incurred during the reporting periods.

We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on the consolidated financial statements. Our significant accounting policies are described in Note 2 to our audited consolidated financial statements included in this Annual Report. We have the critical accounting policies and estimates which are described below.

Value of Common Share-Based Payments

We recognize the cost of share-based awards granted to employees and directors based on the estimated grant-date fair value of the awards. We determine the fair value of stock options using the Black-Scholes option pricing model, which is impacted by the following assumptions:

● Fair Value of Common Shares on the Date of the Grant — We used the price of the most recent offerings of our Common Shares to assess the value of our shares on the date of the grant of incentive stock options.

● Expected Term — We used the term of the award when calculating the expected term due to insufficient historical exercise data.

● Expected Volatility — As our Common Shares were not actively traded, the volatility is based on a benchmark of comparable companies within the mining industry.

● Expected Dividend Yield — The dividend rate used is zero as we have never paid any cash dividends on our Common Shares and do not anticipate doing so in the foreseeable future.

● Risk-Free Interest Rate — The interest rates used are based on the implied yield available on Canadian Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award.

This valuation approach involves the use of estimates, judgments and assumptions that are subjective, such as those regarding the probability of future events. Changes in these estimates and assumptions impact our valuation as of the valuation date and may have a material impact on the valuation of our Common Shares. Changes in these assumptions used to determine the fair value of incentive stock options, including the vesting timeline of granted stock options, could have a material impact on our loss and comprehensive loss.

Valuation of Warrants Liability

We re-measure the fair value of the Private Warrants at the end of each reporting period. The fair value of the Private Warrants is estimated using a Black-Scholes option pricing model whereby the expected volatility is estimated by using a blended volatility calculated by assigning equal weights to both implied volatility of our Public Warrants and the historical volatility of our common share price. The expected volatility was estimated using a binomial model based on consideration of the implied volatility from our Public Warrants, adjusted to account for the call feature of the Public Warrants at prices above $18.00 during 20 trading days within any 30-trading-day period and historical volatility of the share price of our Common Shares.

Evaluation of Going Concern

We assess quarterly whether we have the ability to meet its committed cash requirements for the next twelve months and continue to operate as a going concern. This assessment requires the use of forecasts of our business activities and related estimates of future cost obligations which can be subject to change. Changes in these assumptions could have a material impact on our assessment and related disclosures.

Recent Accounting Pronouncements

See Note 5 to the audited consolidated financial statements included in this Annual Report for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and our results of operations and cash flows.

Emerging Growth Company Status

Section 102(b)(1) of the Jumpstart Our Business Startups ("JOBS") Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

We are an "emerging growth company" as defined in Section 2(a) of the Securities Act and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. Following the closing of the Business Combination, we expect to remain an emerging growth company at least through the end of the 2025 fiscal year and we expect to continue to take advantage of the benefits of the extended transition period at least through the end of the 2025 fiscal year, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Item 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of markets and other risks including the effects of change in interest rates, inflation and foreign currency translation and transaction risks as well as risks to the availability of funding sources, hazard events specific asset risks, regulatory risks, public policy risks and technology risks. We also expect to be exposed to commodity risks if and when we commence commercial production.

Interest Rate Risk and Credit Risk

Interest rate risk is the risk that the fair value of our future cash flows and our financial instruments will fluctuate because of changes in market interest rates.

Our current practice is to invest excess cash in investment-grade short-term deposit certificates issued by reputable Canadian financial institutions with which we keep our bank accounts and management believes the risk of loss to be remote. We periodically monitor the investments we make and are satisfied with the credit ratings of our banks. Due to the current high cash need of our operating plan, we have kept our funds readily available, placed in secure, highly liquid interest-bearing investments, as at December 31, 2024.

Credit risk is a risk of loss that may arise on outstanding financial instruments should a counter party default on its obligation. Our receivables consist primarily of general sales tax due from the Federal Government of Canada and as a result, the risk of default is considered to be low. Once we commence commercial production, we expect our credit risk to rise with our increased customer base.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates our transactions in foreign currencies, primarily in the Canadian dollar, the Australian dollar, the Great British Pound and the Euro. We primarily hold our cash in U.S. dollars and settle our foreign currency payables soon after the receipt of invoices thereby minimizing the foreign currency exposure.

Once we commence commercial production, we expect to be exposed to both currency transaction and translation risk. To date, we have not had material exposure to foreign currency fluctuations and have not hedged such exposure, although we may do so in the future.

Commodity Price Risk

We expect to engage in the collection, transport, processing and sale of products containing nickel, copper, manganese and cobalt from the polymetallic nodules collected from our contract areas of the CCZ. Accordingly, we expect the principal source of future revenue to be the sale of products containing nickel, copper, manganese and cobalt. A significant and sustained decrease in the price of these metals from current levels could have a material and negative impact on our business, financial condition and results of operations.

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Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

TMC THE METALS COMPANY INC.

	Page Number
Index to Financial Statements and Financial Statement Schedules	

Financial Statements:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of TMC the metals company Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TMC the metals company Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2012.
Vancouver, Canada
March 27, 2025

119

TMC the metals company Inc.
Consolidated Balance Sheets
(in thousands of US Dollars, except share amounts)

ASSETS	Note	As at December 31, 2024		As at December 31, 2023
Current				
Cash		$ 3,480	$	6,842
Receivables and prepayments	6	1,851		1,978
		5,331		8,820
Non-current				
Exploration contracts	10	42,951		43,150
Right of use asset	8	3,814		5,721
Equipment	7	771		1,133
Software	7	1,928		1,643
Investment	9	8,203		8,429
		57,667		60,076
TOTAL ASSETS		$ 62,998	$	68,896
LIABILITIES				
Current				
Accounts payable and accrued liabilities	12	42,754		31,334
Short-term debt	8, 20	11,775		—
		54,529		31,334
Non-current				
Deferred tax liability	10	10,675		10,675
Royalty liability	9	14,000		14,000
Warrants liability	15	912		1,969
		25,587		26,644
TOTAL LIABILITIES		$ 80,116	$	57,978
EQUITY				
Common shares *(unlimited shares, no par value – issued: 340,708,460 (December 31, 2023 – 306,558,710))*	16	477,217		438,239
Class A - J Special Shares		—		—
Additional paid in capital		138,303		122,797
Accumulated other comprehensive loss		(1,203)		(1,216)
Deficit		(631,435)		(548,902)
TOTAL EQUITY		(17,118)		10,918
TOTAL LIABILITIES AND EQUITY		$ 62,998	$	68,896

Nature of Operations *(Note 1)*
Commitments and Contingent Liabilities *(Note 21)*
Subsequent Events *(Note 25)*

The accompanying notes are an integral part of these consolidated financial statements.

TMC the metals company Inc.
Consolidated Statements of Loss and Comprehensive Loss
(in thousands of US Dollars, except share and per share amounts)

	Note	For the year ended December 31, 2024	For the year ended December 31, 2023
Operating expenses			
Exploration and evaluation expenses	10	$ 50,643	$ 49,849
General and administrative expenses	11	30,644	22,540
Operating loss		**81,287**	**72,389**
Other items			
Equity-accounted investment loss	9	226	571
Loss on termination of contract	10	199	—
Change in fair value of warrant liability	15	(1,057)	986
Foreign exchange loss (gain)		(1,186)	310
Interest income		(176)	(1,297)
Fees and interest on borrowings and credit facilities	8, 20	2,602	781
Loss and comprehensive loss for the year, before tax		$ 81,895	$ 73,740
Tax Expense	24	48	41
Loss and comprehensive loss for the year		$ 81,943	$ 73,781
Loss per share - Basic and diluted		$ 0.25	$ 0.26
Weighted average number of common shares outstanding – basic and diluted		321,875,050	288,643,700

The accompanying notes are an integral part of these consolidated financial statements.

TMC the metals company Inc.
Consolidated Statements of Changes in Equity
(in thousands of US Dollars, except share amounts)

For the year ended December 31, 2024	Common Shares Shares	Common Shares Amount	Additional Paid in Capital	Accumulated Other Comprehensive Loss	Deficit	Total
January 1, 2024	**306,558,710**	**$ 438,239**	**$ 122,797**	**$ (1,216)**	**$ (548,902)**	**$ 10,918**
Shares and warrants issued under Registered Direct Offering, net of expenses (Note 13)	19,400,000	17,190	6,023	—	—	23,213
Adjustment to Class A Warrant (Note 15)	—	—	590	—	(590)	—
Conversion of restricted share units, net of shares withheld for taxes (Note 17)	10,734,581	14,954	(14,954)	—	—	—
Shares issued as per At-the-Market Equity Distribution Agreement (Note 14)	3,251,588	4,866	—	—	—	4,866
Exercise of stock options (Note 17)	715,772	1,891	(1,428)	—	—	463
Share purchase under Employee Share Purchase Plan (Note 17)	47,809	77	(38)	—	—	39
Share-based compensation and expenses settled with equity (Note 17)	—	—	25,313	—	—	25,313
Foreign currency translation adjustment	—	—	—	13	—	13
Loss for the year	—	—	—	—	(81,943)	(81,943)
December 31, 2024	**340,708,460**	**$ 477,217**	**$ 138,303**	**$ (1,203)**	**$ (631,435)**	**$ (17,118)**

For the year ended December 31, 2023	Common Shares Shares	Common Shares Amount	Additional Paid in Capital	Accumulated Other Comprehensive Loss	Deficit	Total
January 1, 2023	**266,812,131**	**$ 332,882**	**$ 184,960**	**$ (1,216)**	**$ (475,121)**	**$ 41,505**
Shares issued to Allseas	15,000,000	15,910	—	—	—	15,910
Exercise of warrant by Allseas	11,578,620	70,016	(69,900)	—	—	116
Shares and warrants issued under Registered Direct Offering, net of expenses	7,961,540	11,420	3,179	—	—	14,599
Conversion of restricted share units, net of shares withheld for taxes	4,912,747	7,720	(7,690)	—	—	30
Share purchase under Employee Share Purchase Plan	173,672	147	(45)	—	—	102
Exercise of stock options	120,000	144	(67)	—	—	77
Share-based compensation and expenses settled with equity	—	—	12,360	—	—	12,360
Loss for the year	—	—	—	—	(73,781)	(73,781)
December 31, 2023	**306,558,710**	**$ 438,239**	**$ 122,797**	**$ (1,216)**	**$ (548,902)**	**$ 10,918**

The accompanying notes are an integral part of these consolidated financial statements.

122

TMC the metals company Inc.
Consolidated Statements of Cash Flows
(in thousands of US Dollars)

	Note	For the year ended December 31, 2024	For the year ended December 31, 2023
Cash provided by (used in)			
Operating activities			
Loss for the year		$ (81,943)	$ (73,781)
Items not affecting cash:			
Amortization	7	362	360
Lease Expense	8	1,907	795
Accrued interest on credit facilities	8, 20	416	—
Share-based compensation and expenses settled with equity	17	25,313	12,360
Equity-accounted investment loss	9	226	571
Change in fair value of warrants liability	15	(1,057)	986
Loss on termination of contract	10	199	—
Unrealized foreign exchange		(1,222)	(51)
Interest paid on Short-Term Debt	8	(73)	—
Changes in working capital:			
Receivables and prepayments		127	748
Accounts payable and accrued liabilities		12,277	(1,561)
Net cash used in operating activities		**(43,468)**	**(59,573)**
Investing activities			
Acquisition of equipment and software	7	(515)	(578)
Net cash used in investing activities		**(515)**	**(578)**
Financing activities			
Proceeds from registered direct offering	13	23,900	15,923
Expenses paid for registered direct offering	13	(357)	(1,182)
Proceeds from Shares issued from ATM	14	4,866	—
Proceeds from drawdown of Credit Facilities	20	4,275	—
Proceeds from Drawdown of Allseas Short-Term Debt	8	2,000	—
Repayment of Allseas Short-Term Debt	8	(2,000)	—
Proceeds from drawdown of Allseas Working Capital Loan Agreement	8	7,500	—
Proceeds from Low Carbon Royalties Investment		—	5,000
Proceeds from employee stock plans	17	39	102
Proceeds from exercise of stock options	17	463	77
Proceeds from exercise of warrants by Allseas		—	116
Proceeds from issuance of shares		—	30
Net cash provided by financing activities		**40,686**	**20,066**
Decrease in cash		$ **(3,297)**	$ **(40,085)**
Impact of exchange rate changes on cash		**(65)**	**51**
Cash - beginning of year		**6,842**	**46,876**
Cash - end of year		$ **3,480**	$ **6,842**

The accompanying notes are an integral part of these consolidated financial statements.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

1. **Nature of Operations**

TMC the metals company Inc. ("TMC" or the "Company") has been operating as a corporation under the laws of the province of British Columbia, Canada since September 9, 2021. The Company's corporate office, registered address and records office is located at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, Canada, V6E 2J3. The Company's common shares and warrants to purchase common shares are listed for trading on the Nasdaq Global Select Market ("Nasdaq") under tickers "TMC" and "TMCWW", respectively.

The Company is a deep-sea minerals exploration company focused on the collection and processing of polymetallic nodules found on the seafloor in international waters of the Clarion Clipperton Zone in the Pacific Ocean ("CCZ"), located approximately 1,300 nautical miles southwest of San Diego, California. These nodules contain four metals (nickel, copper, cobalt, manganese) which can be used as (i) feedstock for battery cathode precursors (nickel and cobalt sulfates, or intermediary nickel-copper-cobalt matte, or nickel-copper-cobalt alloy) for electric vehicles ("EV") and energy storage markets, (ii) copper cathode for EV wiring, energy transmission and other applications and (iii) manganese silicate for manganese alloy production required for steel production.

Exploration and exploitation of seabed minerals in international waters is regulated by the International Seabed Authority ("ISA"), an intergovernmental organization established pursuant to the 1994 Agreement Relating to the Implementation of the United Nations Convention on the Law of the Sea. The ISA grants contracts to sovereign states or to private contractors who are sponsored by a sovereign state. The Company's wholly owned subsidiary, Nauru Ocean Resources Inc. ("NORI"), was granted an exploration contract (the "NORI Exploration Contract") by the ISA in July 2011 under the sponsorship of the Republic of Nauru ("Nauru") giving NORI exclusive rights to explore for polymetallic nodules in an area covering 74,830 square kilometers in the CCZ ("NORI Area"). On March 31, 2020, the Company acquired Tonga Offshore Mining Limited ("TOML"), which was granted an exploration contract (the "TOML Exploration Contract") by the ISA in January 2012 under the sponsorship of the Kingdom of Tonga ("Tonga") and has exclusive rights to explore for polymetallic nodules covering an area of 74,713 square kilometers in the CCZ ("TOML Area"). In 2013, the Company through its subsidiary DeepGreen Engineering Pte. Ltd. ("DGE") entered into an option agreement (the "Marawa Option Agreement") with Marawa Research and Exploration Limited ("Marawa") which granted DGE exclusive rights to manage and carry out all exploration and exploitation in the Marawa Area in return for a royalty payable to Marawa. On November 14, 2024, DGE issued a formal termination notice to Marawa pursuant to DGE's right to terminate for convenience under the Agreement. The termination became effective on January 14, 2025.

The realization of the Company's assets and attainment of profitable operations is dependent upon many factors including, among other things: financing being arranged by the Company to continue operations, development of a nodule collection system for the recovery of polymetallic nodules from the seafloor as well as development of processing technology for the treatment of polymetallic nodules at commercial scale, the establishment of mineable reserves, the commercial and technical feasibility of seafloor polymetallic nodule collection and processing, metal prices, and regulatory approvals and environmental permitting for commercial operations. The outcome of these matters cannot presently be determined because they are contingent on future events and may not be fully under the Company's control.

2. **Basis of Presentation**

Statement of Compliance

These consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States ("U.S. GAAP") and include the accounts of TMC and its wholly-owned subsidiaries.

The comparative figures reported in the Consolidated Balance Sheet for software development costs and equipment have been reclassified to conform to the current year's presentation.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

Basis of Measurement

These consolidated financial statements have been prepared under the historical cost convention, except for warrants liability and royalty liability that have been measured at fair value and are presented in United States ("US") dollars.

Consolidation

These consolidated financial statements include the financial statements of the Company and its subsidiaries. The principal subsidiaries of the Company, their activities, and their geographic locations as at December 31, 2024, were as follows:

Subsidiary[1]	Principal Activity	Location	Proportion of Interest Held by the Company
DeepGreen Engineering Pte. Ltd.	Mineral exploration	Singapore	100%
DeepGreen Metals ULC	Mineral exploration	Canada	100%
The Metals Company USA, LLC	Holding Company	USA	100%
DeepGreen TOML Holding 1 Ltd.	Holding Company	British Virgin Islands	100%
DeepGreen TOML Holding 2 Ltd.	Holding Company	British Virgin Islands	100%
DeepGreen TOML Singapore Ltd.	Mineral exploration	Singapore	100%
Koloa Moana Resources Ltd.	Holding Company	Canada	100%
Nauru Ocean Resources Inc.	Mineral exploration	Republic of Nauru	100%
Offshore Minerals Pty. Ltd.	Mineral exploration	Australia	100%
The Metals Company Australia Pty Ltd	Holding Company	Australia	100%
TMC The Metals Company UK Limited	Holding Company	United Kingdom	100%
Tonga Offshore Mining Limited	Mineral exploration	Kingdom of Tonga	100%
Seafloor Mineral Ventures [2]	Mineral exploration	Indonesia	100%

[1] The Company's wholly owned subsidiaries Nauru Education and Training Foundation Inc. and Nauru Health and Foundation Inc. were voluntarily dissolved on June 30, 2024.

[2] PT Seafloor Mineral Ventures was incorporated on May 17, 2024.

All intra-group balances have been eliminated on consolidation.

3. Significant Accounting Policies

i. Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and all its subsidiaries is the U.S. Dollar.

At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated into the functional currency at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in currencies other than the U.S. Dollar are translated at rates prevailing at the date when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are not retranslated. All gains and losses on translation of these foreign currency transactions are included in the statements of loss and comprehensive loss.

ii. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and the notes thereto. Significant estimates and assumptions

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

reflected in these consolidated financial statements include, but are not limited to, the evaluation of going concern, the valuation of share-based payments, including valuation of incentive stock options (Note 17), as well as the valuation of warrants liability (Note 15), and the valuation of the royalty liability (Note 9). Actual results could differ materially from those estimates.

iii. Loss Per Share

Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the loss per share. The dilutive effect of convertible securities is reflected in the diluted loss per share by application of the "if converted" method. The dilutive effect of outstanding options and their equivalents is reflected in the diluted loss per share by application of the treasury stock method.

iv. Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired, or have been transferred, and the Company has transferred substantially all risks and rewards of ownership. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled, or expires.

The Company's financial instruments consist of cash and cash equivalents, receivables, short-term debt, accounts payable and accrued liabilities which are recorded at cost as well as royalty liability and warrants to acquire common shares of the Company which are measured at fair value.

v. Fair Value of Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair value.

The Company measures fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. In accordance with U.S. GAAP, the Company utilizes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

- *Level 1* - Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

- *Level 2* - Valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

- *Level 3* - Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

There were no transfers between fair value measurement levels during the years ended December 31, 2024 and 2023.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

As at December 31, 2024, and 2023, the carrying values of cash, receivables, short-term debt, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments. The financial instruments also include royalty liability and warrants which are recorded at fair value as disclosed in Note 9.

vi. Cash and Cash Equivalents

Cash includes cash on hand and term deposits with a remaining term to maturity at acquisition of three months or less. As at December 31, 2024 and 2023, the Company had no cash equivalents.

vii. Equipment and Software

Equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, when it is probable that future economic benefits from such assets will flow to the Company and the cost of such assets can be measured reliably. The carrying amount of an asset is derecognized when it is replaced or taken out of service. Repairs and maintenance costs are charged to the statement of loss and comprehensive loss during the period they are incurred.

The major categories of equipment are amortized on a declining balance basis as follows:

Exploration and other equipment	30 %
Office equipment	30 %

The Company allocates the amount initially recognized to each asset's significant components and depreciates each component separately. Amortization methods and useful life of the assets are reviewed at each financial period end and adjusted on a prospective basis, if required.

Gains and losses on disposals of equipment are determined by comparing the proceeds with the carrying amount of the asset and are included in the statement of loss and comprehensive loss.

Software is currently under development and is stated at cost. The software will be used to monitor nodule collection on the sea floor. The Company will amortize the cost of the software over its useful life after it is put in use, on commencement of nodule collection and treatment at a commercial scale.

viii. Exploration Contracts

The Company is in the exploration stage with respect to its investment in exploration contracts and follows the practice of capitalizing costs related to the acquisition of such exploration contracts. The cost of exploration contracts will be charged to operations using a unit-of-production method based on proven and probable reserves once commercial production commences in the future. The Company evaluates impairment indicators on its exploration contracts at each reporting period and adjusts its carrying value if an impairment is identified.

ix. Exploration and Evaluation Expenses

While in the exploration phase, the Company expenses all costs related to exploration and development of exploration contracts. Such exploration and development costs include, but are not limited to, exploration contract management, geological, geochemical and geophysical studies, environmental studies and process development.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

x.   Share-Based Compensation

Share-based compensation is measured at the grant date based on the fair value of the award and is recognized over the requisite service period. Share-based compensation costs are charged to exploration and evaluation expenses or general and administrative expenses in the statement of loss and comprehensive loss. The Company recognizes forfeiture of any awards as they occur. The Company records share-based compensation from the issuance of stock options and restricted share units ("RSUs") to employees with service-based conditions using the accelerated attribution method.

For stock options and restricted share units issued with performance conditions (Note 17), the Company recognizes share-based compensation cost when the specific performance targets become probable of being achieved using the accelerated attribution method. When these costs relate to equity financing, they are netted against share capital as a share issuance cost. The fair value of stock option awards with only service and/or performance conditions is estimated on the grant date using a Black-Scholes option-pricing model.

For stock options and restricted share units issued with market conditions (Note 17), the Company recognizes share-based compensation cost over the expected achievement period for the related market capitalization milestone determined on the grant date. If the related market capitalization milestone is achieved earlier than its expected achievement period, then any unamortized share-based compensation cost for that milestone is recognized at that time. The fair value of market-based stock option awards is estimated on the grant date using Monte-Carlo simulations.

The Company at times grants common shares, stock options or RSUs in lieu of cash to certain vendors for their services to the Company. The Company recognizes the associated cost in the same period and manner as if the Company paid cash for the services provided.

xi.   Warrants Liability

The Company evaluates all of its financial instruments, including issued share purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to U.S. GAAP Accounting Standard Coding ("ASC") 480, Distinguishing Liability from Equity ("ASC 480"), and ASC 815, Derivatives and Hedging ("ASC 815"). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The Company accounts for the Public Warrants and Private Warrants (as defined below) in accordance with the guidance contained in ASC 815 (Subtopic 40), Derivative and Hedging – Contracts in Entity's Own Equity ("ASC 815-40"), and the U.S. Securities and Exchange Commission ("SEC") Division of Corporation Finance's April 12, 2021 Public Statement, Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies ("SEC Statement"), under which the 15,000,000 common share warrants issued by the Company as part of the units offered in its initial public offering ("Public Warrants") were determined to meet the criteria for equity classification, while the 9,500,000 private placement common share warrants issued by the Company in a private placement simultaneously with the closing of the initial public offering ("Private Warrants") did not meet the criteria for equity classification and were recorded as liabilities. Specifically, the terms of the Private Warrants provide for potential changes to the settlement amounts dependent upon the characteristics of the warrant holder, and, because the holder of a Private Warrant is not an input into the pricing of a fixed-for-fixed option on equity shares, such provision would preclude the Private Warrants from being classified in equity and should be classified as a liability. Accordingly, the Company classified the Private Warrants as liabilities measured at fair value and adjusts the Private Warrants to their fair value at the end of each reporting period. Fair value changes in the Private Warrants are recognized in the Company's statement of loss and comprehensive loss.

The Company issued Class A Warrants and Class B Warrants in 2024. The Class A Warrants and Class B Warrants met the criteria for equity classification and were recorded under additional paid in capital (Note 15).

128

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

xii. Income Taxes

Income tax expense represents the sum of current tax expense and deferred tax expense.

Current tax expense is based on taxable profit for the year and includes any adjustments to tax payable in respect of previous years. Taxable profit differs from accounting profit or loss as reported in the consolidated income statement because it excludes (i) items of income or expense that are taxable or deductible in other years and (ii) items that are never taxable or deductible. The Company's liability for current tax is calculated using tax rates that have been enacted by the balance sheet date. The Company's policy is to account for income tax related interest and penalties in income tax expense in the accompanying statements of loss and comprehensive loss.

Deferred tax income taxes are accounted for using the asset and liability method. Deferred income tax assets and liabilities are based on temporary differences, which are differences between the accounting basis and tax basis of assets and liabilities, non-capital loss, capital loss, and tax credits carryforwards and are measured using the enacted tax rates and laws expected to apply when these differences reverse. Deferred tax benefits, including non-capital loss, capital loss, and tax credit carryforwards are recognized to the extent that realization of such benefits is considered more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated income statement in the period that enactment occurs. When realization of deferred income tax assets does not meet the more likely than not criterion for recognition, a valuation allowance is provided.

xiii. Leases

The Company records leases in accordance with ASC 842, *Leases*, and determines if an arrangement contains a lease at inception. Specifically, a contract is or contains a lease when (1) the contract contains an explicitly or implicitly identified asset and (2) we obtain substantially all of the economic benefits from the use of that underlying asset and direct how and for what purpose the asset is used during the term of the contract in exchange for consideration. If an arrangement contains a lease, the Company performs a lease classification test to determine if the lease is an operating lease or a finance lease. Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease.

Lease liabilities are recognized on the commencement date of the lease based on the present value of the future lease payments over the lease term. The discount rate used to calculate the present value of lease payments is the rate implicit in the lease. Lease liabilities due within the subsequent 12 months of the reporting date are classified as current lease liabilities and are included in accounts payable and accrued liabilities on the Company's condensed consolidated balance sheet. Lease liabilities payable after the subsequent 12 months of the reporting date are classified as non-current lease liabilities and are presented as non-current lease liability in the condensed consolidated balance sheet.

ROU assets are valued at the initial measurement of the lease liability, plus any indirect costs or rent prepayments, and reduced by any lease incentives and any deferred lease payments. ROU assets are recorded as Right-of-use assets, net of any amortization on the condensed consolidated balance sheet. Operating ROU assets are amortized on a straight-line basis over the lease term, whereas Finance ROU assets are amortized on a front-loaded basis. Depending on the nature of the ROU asset, the amortization expense is either included in exploration and evaluation expenses or in general and administrative expenses.

The Company subsequently measures the ROU assets for an operating lease at the amount of the remeasured lease liability (i.e. the present value of the remaining lease payments), adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. The ROU assets for a finance lease are subsequently measured by amortizing them on a straight-line basis over the shorter of the lease term or useful life and also adjustment for any impairments.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

xiv. Investments

The Company consolidates investments over which it has control in accordance with ASC 810, Consolidation ("ASC 810"). Where the Company does not have control over the investment, but has significant influence, the Company records the investment in accordance with ASC 323, *Investments-Equity Method and Joint Ventures*, whereby, after recording the initial investment, the Company recognizes its proportional share of results of operations of the affiliate in its consolidated financial statements. The value of the equity method investments is impaired if it is determined that there is an other-than-temporary decline in value.

xv. Short term debt

The Company records borrowings under its short-term debt and line of credit at the amount drawn, net of any directly attributable financing costs. Interest expense is recognized as incurred based on the interest rate specified in the debt and line of credit agreements (Notes 8 and 20). Short-term debt and outstanding balances under the line of credit, are stated under Short-term debt and classified as a current liability. The accrued interest payable amount on the short-term debt and line of credit is disclosed under Accounts payable and accrued liabilities and classified as current liability.

4. Significant Accounting Estimates and Judgements

The preparation of financial statements in accordance with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Significant management judgments and estimates were applied to the following areas:

i. Evaluation of Going Concern

The Company evaluates its ability to operate as a going concern at each reporting period. This evaluation requires the Company to estimate its cash flow commitments over a forecast period of twelve months and whether it has the financial ability to pay for such commitments. Changes in these estimates and assumptions may have a material impact on this assessment.

ii. Valuation of Share-Based Payments

The fair market value of share-based awards granted to employees, non-employees and directors is based on the closing market price of the Company's shares, on the date these were granted (Note 17).

This valuation approach involves the use of estimates, judgments and assumptions that are subjective, such as those regarding the probability of future events. Changes in these estimates and assumptions impact the Company's valuation as of the valuation date and may have a material impact on the valuation of the Company's common shares. Changes in these assumptions used to determine the fair value of incentive stock options, including the vesting timeline of granted stock options, could have a material impact on the Company's loss and comprehensive loss.

iii. Valuation of Warrants

The Company re-measures the fair value of the Private Warrants at the end of each reporting period (Note 15). The fair value of the Private Warrants was estimated using a Black-Scholes option pricing model whereby the expected volatility was estimated using a binomial model that assigned equal weight to the implied volatility of the Company's Public Warrants, adjusted for the call feature triggered at prices above $18.00 over 20 trading days within any 30-day period, and the historical volatility of the common share price.

130

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

During the year the Company issued Class A warrants and Class B warrants (Note 15). The warrants were valued using a Monte Carlo simulation by running 250,000 trials. The model assumed that the Company's share price follows geometric Brownian motion which is a standard assumption used in Monte Carlo univariate pricing models. The valuation was calculated under a risk-neutral framework using a zero-coupon risk-free interest rate derived from the Treasury Constant Maturities yield curve for a term until the expiry of the Warrants. The Company's share price was simulated up to the expiration date using a blended volatility, calculated by assigning equal weights to both implied volatility of the Company's Public Warrants and the historical volatility of the Company's share price.

iv. Valuation of Royalty Liability

The Company re-measures the fair value of its royalty liability at each reporting date (Note 9). As NORI is in an advanced exploration stage and pre-production, the fair value of the royalty liability is measured by using a market approach which entails examining recent royalty transactions prior to the reporting date, focusing on those transactions that involve similar metals as contained in NORI's polymetallic nodules. The Company compares the specific characteristics of these transactions to estimate the fair value of its royalty liability at the reporting date.

5. Recent Accounting Pronouncements Issued and Adopted

In November 2023, Accounting Standard Update ("ASU") 2023-07 was issued which improves disclosures about a public entity's reportable segments and addresses requests from investors and other allocators of capital for additional, more detailed information about a reportable segment's expenses and assets. The ASU applies to all public entities that are required to report segment information in accordance with ASC 280. The adoption of this update did not have a material impact on the Company's consolidated financial statements or disclosures.

6. Receivables and Prepayments

The amounts of outstanding receivables and prepayments at December 31, 2024 and 2023 are as follows:

	December 31 2024	December 31 2023
Taxes and other receivables	$ 249	$ 467
Prepayments	1,602	1,511
	$ 1,851	$ 1,978

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

7. **Equipment and Software**

The movements in the Company's capital equipment are as follows:

Cost		Equipment		Software [1]
December 31, 2022	$	2,963	$	863
Additions		331		780
December 31, 2023	$	3,294	$	1,643
Additions		—		285
December 31, 2024	$	3,294	$	1,928
Accumulated depreciation				
December 31, 2022	$	(1,801)	$	—
Amortization for the year		(360)		—
December 31, 2023	$	(2,161)	$	—
Amortization for the year		(362)		—
December 31, 2024	$	(2,523)	$	—
Net book value				
As at December 31, 2023	$	1,133	$	1,643
As at December 31, 2024	$	771	$	1,928

[1] The software is under development and not in use.

8. **Strategic Alliance with Allseas and Affiliates**

Development of Project Zero Offshore Nodule Collection System

On March 16, 2022, NORI and Allseas entered into a non-binding term sheet for the development and operation of a commercial nodule collection system. During the year ended December 31, 2024, Allseas provided the Company with engineering, project management and vessel use services consisting of lay-up and transit costs totaling $11.9 million, as part of the development of the commercial nodule collection system: these costs were recorded as mining, technological and process development within exploration and evaluation expenses (Note 10) (2023: $12.1 million).

Exclusive Vessel Use Agreement with Allseas

On August 1, 2023, the Company entered into an Exclusive Vessel Use Agreement with Allseas pursuant to which Allseas will give exclusive use of the vessel ("*Hidden Gem")* to the Company in support of the development of the Project Zero Offshore Nodule Collection System until the system is completed or December 31, 2026, whichever is earlier. In consideration of the exclusivity term, the Company, on August 14, 2023, issued 4.15 million common shares to Allseas. Allseas can terminate the agreement if the Company ceases normal operations, assigns assets to creditors, initiates bankruptcy proceedings, or faces unresolved bankruptcy-related actions.

The Company recorded a lease liability and right-of-use asset of $6.5 million, which represents the fair value of 4.15 million common shares issued to Allseas on August 14, 2023, as consideration, and equal to the present value of the lease payments. As the entire lease liability was settled within 14 days of the commencement of the lease, the discount rate for calculating the present value of lease payments was determined to be insignificant.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

For the year ended December 31, 2024, the Company has recognized $1.9 million as lease expense recorded as exploration and evaluation expense (December 31, 2023: $0.8 million).

As at December 31, 2024, the net amount of the lease liability was $nil and right-of-use asset is as follows:

	Lease Liability
Balance as at August 1, 2023	$ 6,515
Payments made on August 14, 2023, by issuing 4.15 million common shares	6,515
Balance as at December 31, 2023 and 2024	**$ —**

	Right-of-use Asset
Balance as on August 1, 2023	$ 6,515
Lease expense during the year	794
Balance as at December 31, 2023	**$ 5,721**
Lease expense during the year	1,907
Balance as at December 31, 2024	**$ 3,814**

2023 Credit Facility and Loan Agreements with Company Related to Allseas

On March 22, 2023, the Company entered into an Unsecured Credit Facility Agreement, which was amended on July 31, 2023 ("2023 Credit Facility"), with Argentum Cedit Virtuti GCV (the "Lender"), the parent of Allseas Investments S.A. ("Allseas Investments") and an affiliate of Allseas, pursuant to which, the Company may borrow from the Lender up to $25 million in the aggregate, from time to time, subject to certain conditions. All amounts drawn under the 2023 Credit Facility will bear interest based on the 6-month Secured Overnight Financing Rate, 180-day average plus a margin of 4.0% per annum payable in cash semi-annually (or plus a margin of 5% if paid-in-kind at maturity, at the Company's election) on the first business day of each of June and January. The Company will pay an underutilization fee equal to 4.0% per annum payable semi-annually for any amounts that remain undrawn under the 2023 Credit Facility. The Company has the right to pre-pay the entire amount outstanding under the 2023 Credit Facility at any time before the 2023 Credit Facility's maturity. The Company has the ability to settle certain charges under the 2023 Credit Facility in cash or in equity at the discretion of the Company. The 2023 Credit Facility also contains customary events of default. On March 22, 2024, the Company entered into the Second Amendment to the Unsecured Credit Facility with the Lender, to extend the 2023 Credit Facility to August 31, 2025 and to provide that the underutilization fee thereunder shall cease to be payable after the date on which the Company or the Lender gives notice of termination of the agreement. Under the amended 2023 Credit Facility, the Company may borrow from the Lender up to $25 million in the aggregate through August 31, 2025. On August 16, 2024, the Company entered into the Third Amendment to the 2023 Credit Facility, to increase the borrowing limit of the 2023 Credit Facility to $27.5 million. On November 14, 2024, as a result of the 2024 Registered Direct Offering (Note 13) the borrowing limit of the 2023 Credit Facility was returned to $25 million.

During the year ended December 31, 2024, the Company has not drawn any amount from the 2023 Credit Facility and has incurred $1 million as underutilization fees (December 31, 2023: $0.8 million).

On May 27, 2024, the Company entered into a short-term loan agreement with the Lender. In accordance with the agreement, the Lender provided a short-term loan to the Company amounting to $2 million (the "Short-Term Loan") on May 30, 2024. The Short-Term Loan matured on September 10, 2024 (maturity date) and accrued interest at a rate of 8% per annum. On the maturity date, Company repaid the entire Loan of $2 million and the accrued interest amounting to $46 thousand., which was recorded as interest expense.

On September 9, 2024, the Company entered into a working capital loan agreement (the "Working Capital Loan Agreement") with Allseas Investments, a company related to Allseas. In accordance with the Working Capital Loan Agreement, Allseas Investments provided a loan to the Company of $5 million (the "Working Capital Loan") on September 10, 2024, to be used towards general corporate purposes and for the repayment of all outstanding amounts under the Short-Term Loan between the Company and the

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

Lender. The Working Capital Loan is payable to Allseas Investments on or before the earlier of (i) the occurrence of certain financing events and (ii) April 1, 2025 (the "Repayment Date"). The Working Capital Loan will bear interest based on the 6-month Secured Overnight Financing Rate, 180-day average plus a margin of 4.0% per annum and is payable in two installments on January 2, 2025, and the Repayment Date (or plus a margin of 5.0% if all interest payments are deferred to the Repayment Date, at the Company's election). On October 18, 2024, the Company entered into the First Amendment to the Working Capital Loan Agreement with Allseas Investments, resulting in a further draw of $2.5 million by the Company and a total Working Capital Loan drawn amount of $7.5 million. On March 24, 2025, the Company entered into a Letter Agreement with Allseas Investments and Argentum Cedit Virtuti GCV, pursuant to which the Repayment Date under the Working Capital Loan Agreement was extended to September 30, 2025, with principal and interest now repayable on that date. Additionally, under the same Letter Agreement, the Company and Argentum Cedit Virtuti GCV agreed to cancel the unsecured credit facility established under the 2023 Facility Agreement with no outstanding amounts remaining, other than the Company's obligation to pay Argentum the Underutilization Fee. During the year ended December 31, 2024, the Company incurred $0.2 million as interest expense.

As at December 31, 2024, the total amount payable to Allseas and its affiliates was $33.3 million, with $7.5 million of this amount recorded as short-term debt and the remaining balance recorded in accrued liabilities in the Consolidated Balance Sheet (Note 12) (December 31, 2023: $13.8 million, recorded as accrued liabilities). As at December 31, 2024, Allseas and its affiliates owned 53.8 million TMC common shares (2023: 53.8 million TMC common shares) which constituted 15.8% (December 31, 2023: 17.6%) of total common shares outstanding.

9. Investment in Low Carbon Royalties

On February 21, 2023 (the "Closing Date"), the Company and its wholly-owned subsidiary, NORI, entered into an investment agreement (the "Royalty Agreement") with Low Carbon Royalties Inc. ("Low Carbon Royalties"). In connection with the Royalty Agreement, NORI contributed a 2% gross overriding royalty (the "NORI Royalty") on the Company's NORI project area in the CCZ to Low Carbon Royalties. In consideration of the NORI Royalty, TMC received 35.0% of the common shares issued by Low Carbon Royalties and $5 million in cash, as of the Closing Date. On March 21, 2023, Low Carbon Royalties acquired additional gross overriding royalties on natural gas fields in Latin America. The royalty acquisitions were financed through the issuance of Low Carbon Royalties common shares to the third-party vendor of such royalties, thereby reducing the Company's ownership in the Partnership to 32% from 35%. In connection with the Royalty Agreement the Company entered into an Investor Rights Agreement with Low Carbon Royalties and a shareholder of Low Carbon Royalties, pursuant to which the Company and this shareholder each have a right, subject to certain percentage maintenance, to nominate a director to Low Carbon Royalties' board of directors, along with registration and information rights.

As a condition of closing the Royalty Agreement, the parties entered into an agreement with Low Carbon Royalties to mitigate risks associated with the potential termination of the exploitation license granted for one of the royalty-producing natural gas fields in Latin America (the "Exploitation License"). As per the agreement, 5 million contingent value rights ("CVR") were issued to NORI. The CVR would convert into 5 million additional shares of Low Carbon Royalties all of which would be issued to NORI, in the event the Exploitation License is found, in a final decision, to be invalid by the Colombian National Agency of Hydrocarbons prior to the earlier of (1) five years from the issuance of the CVR and (2) the date Low Carbon Royalties becomes a publicly listed entity.

Based on the fair value of the NORI Royalty granted and the cash received, the Company recorded $9 million as investment in Low Carbon Royalties on the Closing Date. For the year ended December 31, 2024, the Company's share of the net loss generated by the Low Carbon Royalties was $ 0.2 million (2023: 0.6 million).

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

	Investment
Fair value of NORI Royalty	$ 14,000
Cash received	(5,000)
Cost of Investment on Closing Date	9,000
Equity-accounted investment loss for the year ended 2023	(571)
Investment as at December 31, 2023	$ 8,429
Equity-accounted investment loss for the year ended 2024	(226)
Investment as at December 31, 2024	**$ 8,203**

The NORI Royalty was recorded as a royalty liability in the consolidated Balance Sheet in accordance with ASC 470, *Debt* ("ASC 470"). The Company elected to account for the royalty liability at fair value through profit and loss. The fair value was determined using a market approach which entails examining recent royalty transactions prior to the reporting date, focusing on those transactions that involve similar metals as contained in NORI's polymetallic nodules. The Company compares the specific characteristics of these transactions to estimate the fair value. The fair value of the royalty liability as at December 31, 2024 remained unchanged at $14 million.

Financial results of Low Carbon Royalties as at and for the years ended December 31, 2024 and 2023 are summarized below:

	As at December 31, 2024	As at December 31, 2023
Current Assets	$ 1,660	1,091
Non-Current Assets	25,277	26,315
Current Liabilities	—	131

	Year ended	
	December 31, 2024	December 31, 2023
Royalty Income	$ 1,459	399
Total Revenue	1,515	480
Comprehensive Loss for the Year	$ (689)	(1,747)

10. Exploration Contracts

Significant Exploration Agreements

NORI Exploration Contract:

The Company's wholly-owned subsidiary, NORI, was granted the NORI Exploration Contract on July 22, 2011 under the sponsorship of Nauru. The contract application fee of $0.3 million, provides NORI with exclusive rights to explore for polymetallic nodules in the NORI Area for an initial term of 15 years (renewable for successive five-year periods) subject to complying with the exploration contract terms (Note 21) and provides NORI with the priority right to apply for an exploitation contract to collect polymetallic nodules in the same area.

NORI has a right to renounce, without penalty, in whole or part of its rights in the NORI Area at any time and therefore does not have a fixed commitment with relation to the NORI Exploration Contract (Note 21).

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

TOML Exploration Contract:

TOML was granted the TOML Exploration Contract on January 11, 2012 under the sponsorship of Tonga. The TOML Exploration Contract provides TOML with exclusive rights to explore for polymetallic nodules in the TOML Area for an initial term of 15 years (renewable for successive five-year periods) subject to complying with the exploration contract terms and a priority right to apply for an exploitation contract to collect polymetallic nodules in the same area.

On March 31, 2020, the Company entered into an acquisition agreement with Deep Sea Mining Finance Ltd. to acquire TOML and other related entities in the group (the "TOML Acquisition"). Total purchase price of the TOML Acquisition, before transaction costs, was $32.0 million comprising of $42.7 million for exploration contracts offset by $10.7 million for deferred tax liability. TOML holds an ISA exploration contract in the CCZ ("TOML Exploration Contract") and some exploration related equipment.

Reconciliation – Exploration Contracts

A reconciliation of the Company's capitalized exploration contracts is as follows:

	NORI Contract		Marawa Option Agreement		TOML Contract		Total	
December 31, 2023	$	250	$	199	$	42,701	$	43,150
Termination of Marawa Agreement		—		(199)		—		(199)
December 31, 2024	**$**	**250**	**$**	**—**	**$**	**42,701**	**$**	**42,951**

The detail of exploration and evaluation expenses is as follows:

For the year ended December 31, 2024	NORI Exploration Contract		Marawa Option Agreement		TOML Exploration Contract		Total	
Environmental Studies	$	2,891	$	270	$	73	$	3,234
Exploration Labor		8,706		85		633		9,424
Share-Based Compensation *(Note 17)*		9,638		14		799		10,451
Mining, Technological and Process Development		21,173		—		1,219		22,392
Prefeasibility Studies		1,120		—		—		1,120
Sponsorship, Training and Stakeholder Engagement		2,353		115		601		3,069
Permit Application Activities		297		—		—		297
Other		640		—		16		656
	$	**46,818**	**$**	**484**	**$**	**3,341**	**$**	**50,643**

For the year ended December 31, 2023	NORI Exploration Contract		Marawa Option Agreement		TOML Exploration Contract		Total	
Environmental Studies	$	16,421	$	—	$	—	$	16,421
Exploration Labor		7,268		227		711		8,206
Share-Based Compensation *(Note 17)*		4,444		146		443		5,033
Mining, Technological and Process Development		13,694		—		1,262		14,956
Prefeasibility Studies		1,345		—		—		1,345
Sponsorship, Training and Stakeholder Engagement		2,248		202		996		3,446
Other		433		—		9		442
	$	45,853	$	575	$	3,421	$	49,849

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

11. **General and Administrative Expenses**

		For the year ended December 31, 2024		For the year ended December 31, 2023
Professional and consulting fees[1]	$	8,532	$	6,584
Investor relations		1,547		1,547
Office and sundry		3,047		3,503
Salaries and wages		5,813		4,995
Director fees		814		774
Share-based compensation		9,793		4,122
Transfer agent and filing fees		321		363
Travel expenses		494		609
Other expenses		283		43
General and Administrative Expenses	$	**30,644**	$	22,540

[1] Professional and consulting fees include $1.2 million of expenses settled with RSUs in 2024 (2023: $0.4 million).

12. **Accounts Payable and Accrued Liabilities**

Accounts payable and accrued liabilities at December 31, 2024 and 2023 are as follows:

		December 31, 2024		December 31, 2023
Accounts Payable	$	6,198	$	2,442
Accrued Liabilities [1]		36,556		28,892
	$	42,754	$	31,334

[1] As at December 31, 2024, accrued liabilities totaled $36.5 million (December 31, 2023 - $28.9 million), of which $25.8 million relates to Allseas (Note 8) (December 31, 2023 - $13.8 million).

13. **Financing Activity**

2023 Registered Direct Offering

On August 14, 2023, the Company entered into a securities purchase agreement (the "2023 Purchase Agreement") with certain investors, pursuant to which the Company agreed to sell and issue, in a registered direct offering (the "2023 Registered Direct Offering") 12,461,540 common shares and issue Class A Warrants to purchase 6,230,770 common shares ("Class A Warrants") (Note 15). Each common share and accompanying Class A Warrant were sold at a price of $2.00 per unit. The exercise price to purchase one common share under the Class A Warrants is $3.00, subject to adjustment as provided in the warrant agreement.

On January 30, 2024, the Company received the final balance of the committed funding amounting to $9 million (representing 4,500,000 common shares and 2,250,000 Class A Warrants) from an investor affiliated with the Company.

As at December 31, 2024, all common shares and Class A Warrants to purchase common shares under the 2023 Registered Direct Offering had been issued and the Company received gross proceeds amounting to $24.9 million. The Company incurred $1.3 million as offering expenses, resulting in net proceeds received of $23.6 million. Out of the total net proceeds received of $23.6 million, the net proceeds attributable to common shares were $18.9 million (Note 16) and the net proceeds attributable to Class A Warrants were $4.7 million (Note 15).

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

2024 Registered Direct Offering

On November 14, 2024, the Company entered into a securities purchase agreement (the "2024 Purchase Agreement") with certain investors, pursuant to which the Company agreed to sell and issue, in a registered direct offering (the "2024 Registered Direct Offering") 17,500,000 common shares and issue Class B Warrants to purchase 8,750,000 Common Shares ("Class B Warrants") (Note 15). Each common share and accompanying Class B Warrant were sold at a price of $1.00 per unit. The exercise price to purchase one common share under the Class B Warrants is $2.00, subject to adjustment as provided in the 2024 Purchase Agreement.

On November 26, 2024, the Company and the requisite initial investors entered into the First Amendment to the 2024 Purchase Agreement, pursuant to which the Company agreed to sell and issue an additional 2,400,000 common shares and accompanying Class B Warrants to purchase 1,200,000 common shares to new investors on the same terms and conditions as initially offered. Including the First Amendment to the 2024 Purchase Agreement, the Company agreed to sell and issue in aggregate 19,900,000 common shares and Class B Warrants to purchase 9,950,000 common shares.

As at December 31, 2024, 14,900,000 common shares and Class B Warrants to purchase 7,450,000 common shares under the 2024 Registered Direct Offering had been issued following the receipt of gross proceeds of $14.9 million. The Company incurred $0.7 million as offering expenses, resulting in net proceeds received of $14.2 million. Out of the total net proceeds received of $14.2 million, the net proceeds attributable to common shares were $9.7 million (Note 16) and the net proceeds attributable to Class B Warrants were $4.5 million (Note 15).

On February 6, 2025, the Company received the final balance of committed funding of $5 million (representing 5,000,000 common shares and 2,500,000 Class B Warrants).

14. Shares issued as per At-the-Market Equity Distribution Agreement ("ATM")

In December 2022, the Company filed a prospectus supplement with the Securities and Exchange Commission to sell up to $30 million of the Company's common shares from time to time through an ATM. In 2024, the Company issued 3,251,588 common shares (2023: nil) at an average share price of $1.53, resulting in net proceeds of $4.9 million, after incurring $113 thousand as commission and fees (Note 16).

15. Warrants

Public Warrants

As at December 31, 2024, 15,000,000 Public Warrants were outstanding. Each whole Public Warrant entitles the holder to purchase one common share at a price of $11.50 per share beginning on October 9, 2021, subject to restrictions as described further. Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the units and only whole Public Warrants will trade. The Public Warrants will expire on September 9, 2026 or earlier upon redemption or liquidation. Public Warrant holders do not have the rights or privileges of holders of common shares nor any voting rights until they exercise their warrants and receive common shares.

The Company will not be obligated to deliver any common shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act of 1933, as amended ("Securities Act") with respect to the common shares underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No Public Warrants will be exercisable and the Company will not be obligated to issue a common share upon exercise of a Public Warrant unless the common share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such warrant will not be entitled

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any Public Warrants. In the event that a registration statement is not effective for the exercised Public Warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the common share underlying such unit.

The Company may call the Public Warrants for redemption:

- in whole and not in part;
- at a price of $0.01 per warrant;
- upon a minimum of 30 days' prior written notice of redemption; and
- if, and only if, the closing price of the common shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-day trading period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption in certain circumstances, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a cashless basis, by surrendering the Public Warrants for a number of common shares per warrant equal to the lesser of:

- the quotient obtained by dividing (x) the product of the number of common shares underlying such warrant, multiplied by the excess of the average reported closing price of common shares for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders ("Fair Market Value") over the warrant price by (y) the Fair Market Value, and
- 0.365.

As at December 31, 2024, the value of outstanding Public Warrants of $19.5 million was recorded in additional paid in capital.

Private Warrants

As at December 31, 2024, 9,500,000 Private Warrants were outstanding. The Private Warrants (including the common shares issuable upon exercise of the Private Warrants) were not transferable, assignable or salable until October 9, 2021, except to permitted transferees. The Private Warrants are identical to the Public Warrants, except that so long as they are held by the Sponsor or any of its permitted transferees:

(i) the Private Warrants are exercisable for cash or on a cashless basis, at the holder's option, and
(ii) the Private Warrants are not redeemable by the Company.

The Private Warrants are subject to the Company's redemption option at the price of $0.01 per warrant, if not held by the Sponsor or any of its permitted transferees, provided that the other conditions of such redemption are met, as described above. If holders of the Private Warrants elect to exercise the warrants on a cashless basis, the holder would pay the exercise price by surrendering their Private Warrants for a number of common shares equal to:

- the quotient obtained by dividing (x) the product of the number of common shares underlying the warrants, multiplied by the excess of the average reported closing price of the common shares for the ten trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent ("fair market value") over the exercise price of the warrants by (y) the fair market value.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

If the Private Warrants are held by a holder other than the Sponsor or any of its permitted transferees, the Private Warrants are redeemable by the Company in all redemption scenarios applicable to the Public Warrants and exercisable by such holders on the same basis as the Public Warrants.

The Company evaluated the Private Warrants under ASC 815-40, in conjunction with the SEC Statement, and concluded that they do not meet the criteria to be classified in shareholders' equity. Specifically, the terms of the warrants provide for potential changes to the settlement amounts dependent upon the characteristics of the warrant holder, and, because the holder of a warrant is not an input into the pricing of a fixed-for-fixed option on equity shares, such provision would preclude the warrant from being classified in equity and thus the warrants should be classified as a liability.

The Private Warrants were valued using a Black-Scholes model, which resulted in a Level 3 fair value measurement. The primary unobservable input utilized in determining the fair value of the Private Warrants was the expected volatility of the Company's common shares. The expected volatility was estimated using a binomial model that assigned equal weight to the implied volatility of the Company's Public Warrants, adjusted for the call feature triggered at prices above $18.00 over 20 trading days within any 30- day period, and the historical volatility of the common share price.

As at December 31, 2024, the fair value of outstanding Private Warrants of approximately $0.9 million is recorded as warrants liability. The following table presents the changes in the fair value of warrants liability:

	Private Warrants
Warrants liability as at December 31, 2023	$ 1,969
Decrease in fair value of warrants liability	1,057
Warrants liability as at December 31, 2024	**$ 912**

As at December 31, 2024, the fair value of the Private Warrants was estimated using the following assumptions:

	December 31, 2024	December 31, 2023
Exercise price	$ 11.50	$ 11.50
Share price	$ 1.12	$ 1.10
Volatility	108.97 %	105.34 %
Term	1.69 years	2.69 years
Risk-free rate	4.14 %	3.98 %
Dividend yield	0.0 %	0.0 %

Class A Warrants

Under the 2023 Registered Direct Offering (Note 13) which closed on August 14, 2023, the Company issued 3,980,770 Class A Warrants to purchase common shares at an exercise price of $3.00 per share. These Class A Warrants were valued on August 14, 2023, at a fair value of $0.80 per warrant, using a Monte Carlo valuation.

The Class A Warrants contain a call provision under which if the Volume Weighted Average Price "VWAP" for 30 consecutive trading days exceeds $6.50, and the warrant holder does not possess material non-public information provided by the Company, the Company may call for cancellation of the unexercised warrants, offering $0.0001 per Warrant Share. If conditions for the call are met, the unexercised portion of these warrants will be cancelled ten trading days after the call notice is received.

The Class A Warrants were not determined to be liabilities under ASC 480 as they were not required to be redeemed. The Company classified the Class A Warrants as equity (per ASC 815), as the warrants entailed physical settlement and were also considered to be indexed to the Company's share, wherein, upon exercise, a fixed number of common shares would be issued on payment of a

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

fixed exercise price. As at December 31, 2023, the Company recorded the total fair value of these Class A Warrants amounting to $3.2 million as additional paid in capital.

On January 30, 2024, the Company received the final balance of the committed funding under the 2023 Registered Direct Offering (Note 13) and on January 31, 2024, issued 2,250,000 Class A Warrants to purchase common shares at an exercise price of $3.00 per share. The Class A Warrants issued on January 31, 2024 had the same terms as the Class A Warrants issued in 2023.

The remaining 2,250,000 Class A Warrants were valued on January 31, 2024, using a Monte Carlo simulation, resulting in a fair value of $0.69 per warrant, with the total fair value of these warrants amounting to $1.6 million which was recorded as additional paid in capital.

The fair value of the Class A Warrants issued on January 31, 2024 was estimated using the following assumptions:

	January 31, 2024
Exercise price	$ 3.00
Share price	$ 1.31
Call price threshold	$ 6.50
Volatility	105.08 %
Term (years)	3.92
Risk-free rate	3.89 %
Dividend yield	0.0 %

The 2023 Purchase Agreement stipulates a down round feature wherein if between August 14, 2023, and December 31, 2024, the Company, or its subsidiaries issue, sell, or grant options or rights to purchase common shares or equivalents at a price lower than either i) $2.00 or ii) the exercise price in effect, the exercise price of the outstanding Class A Warrants will automatically reset to the lower of these two amounts. On reset of the exercise price, the number of shares issuable will not change. On November 14, 2024, the Company entered into the 2024 Purchase Agreement (Note 13), pursuant to which the Company agreed to sell and issue one common share and the accompanying Class B Warrant to purchase one half of a common share at a price of $1.00. As the issuance under the 2024 Purchase Agreement was less than $2.00 per common share, the down round feature of the Class A Warrants was triggered on November 14, 2024 (the "Trigger date") and the exercise price was reset from $3.00 per share to $2.00 per share. In accordance with ASC 260, *Earnings per Share*, on the Trigger date, the Company measured the difference between the fair values of the Class A Warrants using an exercise price of $3.00 per share and an exercise price of $2.00 per share.

The fair values of the Class A Warrants on November 14, 2024, with an exercise price of $2.00 per share and an exercise price of $3.00 per share were $0.50 per warrant and $0.41 per warrant, respectively, and were estimated using Monte Carlo simulations based on the following assumptions:

	November 14, 2024
Share price	$ 0.96
Call price threshold	$ 6.50
Volatility	106.81 %
Term (years)	3.13
Risk-free rate	4.21 %
Dividend yield	0.0 %

The difference in the above-mentioned fair values was $0.09 per warrant, or $0.6 million in aggregate. In accordance with ASC 260, the difference in the fair values was considered to be a deemed dividend and was recorded as additional paid in capital on November 14, 2024.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

As at December 31, 2024, 6,230,770 Class A Warrants were outstanding.

Class B Warrants

As a part of the 2024 Registered Direct Offering (Note 13), the Company issued 7,450,000 Class B Warrants for the purchase of common shares at an exercise price of $2.00 per share. The Class B Warrants expire on November 14, 2029. The valuation of these Class B Warrants was determined using a Monte Carlo simulation.

The Class B Warrants were valued on November 14, 2024 at a fair value of $0.60 per warrant. The fair value of the Class B Warrants was estimated using the following assumptions:

	November 14, 2024
Exercise price	$ 2.00
Share price	$ 0.96
Call price threshold	$ 5.00
Volatility	109.38 %
Term (years)	5.00
Risk-free rate	4.23 %
Dividend yield	0.0 %

The Class B Warrants contain a call provision under which if the Volume Weighted Average Price "VWAP" for 30 consecutive trading days exceeds $5.00, and the warrant holder does not possess material non-public information provided by the Company, the Company may call for cancellation the unexercised warrants, offering $0.0001 per Warrant Share. If conditions for the call are met, the unexercised portion of these warrants will be cancelled ten trading days after the call notice is received.

As the Class B Warrants had the same features as the above-mentioned Class A Warrants, the Company classified the Class B Warrants as equity (per ASC 815) and on November 14, 2024, recorded the fair value of the Class B Warrants amounting to $4.5 million as additional paid in capital.

There were no exercises or redemptions of the Public Warrants, Private Warrants, Class A Warrants and Class B Warrants during the year ended December 31, 2024.

As on December 31, 2024, 7,450,000 Class B Warrants were outstanding. On February 6, 2025, the Company received the final balance of committed funding and issued the remaining 2,500,000 Class B Warrants.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

16. Common Shares

Authorized and Issued

As at December 31, 2024, the authorized, issued and outstanding common shares and Special Shares of the Company are as follows:

	Authorized	Issued and Outstanding
Common shares	Unlimited, with no par value	340,708,460
Class A Special Shares	5,000,000, with no par value	4,448,259
Class B Special Shares	10,000,000, with no par value	8,896,399
Class C Special Shares	10,000,000, with no par value	8,896,399
Class D Special Shares	20,000,000, with no par value	17,792,922
Class E Special Shares	20,000,000, with no par value	17,792,922
Class F Special Shares	20,000,000, with no par value	17,792,922
Class G Special Shares	25,000,000, with no par value	22,241,179
Class H Special Shares	25,000,000, with no par value	22,241,179
Class I Special Shares	500,000, with no par value	500,000
Class J Special Shares	741,000, with no par value	741,000

The holders of the Company's common shares are entitled to one vote for each common share held.

Each class of Special Shares do not have voting rights and do not participate in earnings. The Special Shares automatically convert to TMC common shares if TMC common shares trade at a price on any 20 trading days within any 30-trading day period that is greater than or equal to the specific trigger price for the respective class of Special Share.

Below is a summary of the Special Shares and their respective vesting thresholds, assuming the full number of Special Shares from Rollover Options are issued:

Special Share Class	A	B	C	D	E	F	G	H	I	J
Share Trigger price ($)	15	25	35	50	75	100	150	200	50	12
Special Shares (million)	5	10	10	20	20	20	25	25	0.5	0.7

As the Special Shares meet the indexation and equity classification criteria under ASC 815-40, the Special Shares have been classified as equity instruments at issuance.

143

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

Common Share Continuity

Common shares	Number		Amount
December 31, 2022	266,812,131	$	332,882
Issuance of shares under 2023 Registered Direct Offering *(Note 13)*	7,961,540		11,420
Exercise of warrant by Allseas	11,578,620		70,016
Shares issued to Allseas	15,000,000		15,910
Exercise of stock options *(Note 17)*	120,000		144
Conversion of restricted share units *(Note 17)*	4,912,747		7,720
Share purchase under Employee Stock Purchase Plan *(Note 17)*	173,672		147
December 31, 2023	**306,558,710**	$	**438,239**
Issuance of shares under 2023 Registered Direct Offering *(Note 13)*	4,500,000		7,447
Issuance of shares under 2024 Registered Direct Offering *(Note 13)*	14,900,000		9,743
Shares issued as per At-the Market Equity Distribution Agreement *(Note 14)*	3,251,588		4,866
Conversion of restricted share units *(Note 17)*	10,734,581		14,954
Exercise of stock options *(Note 17)*	715,772		1,891
Share purchase under Employee Stock Purchase Plan *(Note 17)*	47,809		77
December 31, 2024	**340,708,460**	$	**477,217**

17. Share-Based Compensation

The Company's 2021 Incentive Equity Plan (the " Incentive Plan") provides that the aggregate number of common shares reserved for future issuance under the Incentive Plan. As of December 31, 2024, there were a total of 56,634,518 common shares reserved for issuance under the Incentive Plan out of which 37,870,371 common shares remained available for future issuances. These amounts include 12,262,348 shares added to the Incentive Plan in January 2024 pursuant to the Incentive Plan's automatic annual increase provision, provided that 2,243,853 of the outstanding common shares shall only be available for awards made to non-employee directors of the Company. On the first day of each fiscal year from 2022 to 2031, the number of common shares that may be issued pursuant to the Incentive Plan is automatically increased by an amount equal to the lesser of 4% of the number of outstanding common shares or an amount determined by the board of directors.

Share-based awards consisting of Restricted Share Units ("RSU") and options under the Short-Term Incentives Plan ("STIP") and Long-Term Incentives Plan ("LTIP") have been issued under the 2021 Incentive Equity Plan.

Prior to the 2021 Incentive Plan, the Company had granted share-based awards under the 2018 Stock Option Plan ("2018 Plan").

Stock options

Outstanding under the Incentive Plan.

On April 9, 2024, the Company entered into a consulting agreement with Mr. Jurvetson, a director of the Company. As per the agreement, Mr. Jurvetson would serve as a special advisor to the Company's Chief Executive Officer for a term of five years. As the sole compensation for his advisory services, Mr. Jurvetson was granted stock options to purchase 3,440,000 of the Company's common shares, with an exercise price equal to $1.71, under the Incentive Plan. The options vest in thirds on each anniversary of the grant date of the options provided that Mr. Jurvetson is still providing services to the Company at such time and expire on April 9, 2031.

On April 9, 2024, the Company also granted stock options to purchase 500,000 shares to a consultant in exchange for advisory services over a 5-year period ending April 9, 2029.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

The Company determined the fair value of the options to be $1.36 per unit using the Black-Scholes valuation method. The fair value was estimated using the following assumptions:

	April 9, 2024
Exercise price	$ 1.71
Share price	$ 1.71
Volatility	114.32 %
Term[1]	4.5 years
Risk-free rate	4.29 %
Dividend yield	0.0 %

[1] As these were the first options granted under the Incentive Plan, the expected term was estimated using the simplified method which is calculated as the average of the time to vest for each tranche from the grant date and the 7-year contractual term.

During the year, the Company recognized $1.3 million of share-based compensation expense related to the amortization of stock options, reported under general and administrative expenses in the statement of loss and comprehensive loss.

There were no forfeitures and exercises during the year and as at December 31, 2024, there were 3,940,000 options outstanding under the Company's 2021 Incentive Plan (2023: Nil). The intrinsic value of the outstanding stock options was $ nil and was calculated by considering the closing market price of the Company's common shares as the fair value of the Company's common share.

The total unrecognized share-based compensation expense of $4 million is expected to be recognized over a period of approximately two years.

Outstanding under the Company's 2018 Plan.

No new stock options were granted by the Company as STIPs or LTIPs under the 2018 Plan during 2024 and 2023.

Outstanding STIPs under the 2018 plan:

A continuity schedule summarizing the movements in the Company's stock options under the STIP plan is as follows:

	Number of Options Outstanding		Weighted average exercise price per option		Aggregate intrinsic value of stock options	Weighted average contractual life (years)
Outstanding – December 31, 2022	**15,356,340**	$	**1.40**	$	**1,582**	**5.11**
Expired	(162,100)		0.87		—	—
Exercised	(120,000)		0.65		—	—
Outstanding – December 31, 2023	**15,074,240**	$	**1.41**	$	**5,425**	**4.18**
Exercised	(715,772)		0.65		—	—
Expired	(57,893)		2.60		—	—
Outstanding – December 31, 2024 Vested and exercisable	**14,300,575**	$	**1.45**	$	**5,321**	**3.25**

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

A summary of the Company's stock options granted and outstanding under the Company's STIP as at December 31, 2024 is as follows:

Expiry Date	Exercise price	Weighted average life to expiry (years)	Number of Options Outstanding and Exercisable
December 31, 2025	$ 0.65	1.00	11,578
January 27, 2026	$ 0.52 - $2.59	1.07	590,509
February 2, 2026	$ 0.65	1.09	57,893
February 17, 2026	$ 0.22 - $0.52	1.13	431,493
June 1, 2028	$ 0.65 - $8.64	3.42	12,514,385
June 30, 2028	$ 2.59	3.50	694,717
			14,300,575

The total grant date fair value of STIP stock options that vested during the year ended December 31, 2024, was $1 million. As at December 31, 2024, all the options are vested and the total unrecognized share-based compensation expense was $nil.

As at December 31, 2024, the closing market price of the Company's common shares is considered to be the fair value of the Company's common share to determine the intrinsic value of outstanding stock options.

The aggregate intrinsic value of stock options exercised during the year ended December 31, 2024, was $0.7 million.

During the year, the Company recognized $47 thousand of share-based compensation expense for STIP stock options in the statement of loss and comprehensive loss (2023: $0.5 million) out of which share-based compensation expense related to exploration and evaluation activities amounted to $14 thousand (2023 - $0.2 million) and the share-based compensation expense recognized related to general and administrative matters amounted to $33 thousand (2023 - $0.3 million).

Outstanding LTIPs under the 2018 plan:

On March 4, 2021, the Company granted 9,783,922 stock options as LTIP. These stock options have an exercise price of $0.65 per option and expire on June 1, 2028.

The LTIP awards vest as follows:

(1) Tranche 1 - 25% when the Company's market capitalization equals $3 billion;
(2) Tranche 2 - 35% when the Company's market capitalization equals $6 billion;
(3) Tranche 3 - 20% upon the date that the ISA grants an exploitation contract to the Company; and
(4) Tranche 4 - 20% upon the commencement of the first commercial production following the grant of the exploitation contract.

Tranche 1 and Tranche 2 vest based on the Company's market capitalization of $3 billion and $6 billion, respectively. Accordingly, these options are determined to be market-based awards for which the Company has calculated fair value and derived a service period through which to expense the related fair value. The options included in Tranche 1 and Tranche 2 had a grant date fair value of $5.59 per share and $5.42 per share and derived service periods of 0.33 years and 1.41 years, respectively. The Company expensed these awards ratably over the remaining service period.

Tranche 3 and Tranche 4 of the LTIP stock options vest based on the date the ISA grants an exploitation contract and the commencement of commercial production. These options are determined to be performance-based awards. The Company will recognize compensation costs for the performance-based awards if and when the Company concludes that it is probable that the performance conditions will be achieved. As at December 31, 2024, no compensation expense related to the performance-based

146

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

awards was recorded as the awarding of an ISA contract is outside the control of the Company. The Company will reassess the probability of the vesting of the performance-based awards at each reporting period and adjust the compensation cost when determined to be probable.

The aggregate intrinsic value of LTIP stock options as at December 31, 2024, was $4.5 million. An aggregate 139,048 LTIP stock options were forfeited during 2024 and as at December 31, 2024, none of the LTIP stock options were exercisable. The Company expects LTIP options to vest as and when the market and performance milestones described below are achieved. As at December 31, 2024, an aggregate of 9,644,875 LTIP stock options were outstanding.

As at December 31, 2024, total unrecognized share-based compensation expense for the LTIP stock options was $23 million.

In 2024, the Company reversed $0.6 million of previously recognized share-based compensation expense to record the forfeiture of unvested LTIP stock options in the statement of loss and comprehensive loss (2023: $nil), evenly apportioned between exploration and evaluation expenses (Note 10) and general and administration expenses.

Restricted Share Units

The Company may, from time to time, grant RSUs to directors, officers, employees, and consultants of the Company and its subsidiaries under the Plan. On each vesting date, RSU holders are issued common shares equivalent to the number of RSUs held provided the holder is providing service to the Company on such vesting date.

A summary of the RSU activity in 2024 is presented in the table below:

	Number of RSUs Outstanding		Weighted average grant-date fair value
Outstanding – December 31, 2022	3,815,143	$	2.75
Granted	13,669,185		0.92
Forfeited	(86,700)		0.96
Exercised	(4,912,748)		1.57
Outstanding – December 31, 2023	12,484,880	$	1.23
Granted	33,079,041		1.18
Forfeited	(516,685)		1.45
Exercised	(10,734,581)		1.39
Outstanding – December 31, 2024	**34,312,655**	**$**	**1.12**

The details of RSUs granted by the Company during the year are as follows:

Vesting Period	2024	2023
Vesting Immediately [1]	4,538,922	3,561,078
Vesting fully on the first anniversary of the grant date [2]	493,430	1,014,349
Vesting in thirds on each anniversary of the grant date [3]	7,212,374	8,689,481
Vesting in fourths on each anniversary of the grant date	834,315	404,277
Vesting based on market conditions [4]	20,000,000	—
Total Units Granted	**33,079,041**	13.669.185

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

(1) Of the 4,538,922 RSUs granted during 2024 and vesting immediately, 2,812,802 RSUs were issued to settle liabilities with a carrying amount of $4.1 million, at a weighted average grant date fair value of $1.44 per RSU. In addition, the Company granted 662,399 RSUs, to consultants (2023: 274,912 RSUs) resulting in $1.1 million, charged as general and administrative expenses (2023: $0.3 million charged as general and administrative expenses). In 2024, the Company also granted 57,756 RSUs, to consultants as a prepayment for their services (2023: 43,478 units).

(2) Of the 493,430 units granted during 2024, an aggregate amount of 476,189 RSUs (2023: 1,014,349 RSUs) were granted to the Company's non-employee directors under the Company's Non-employee Director Compensation Policy, which will vest at the Company's 2025 annual shareholders meeting. The total fair value of units granted as annual grants to non-employee directors amounted to $0.7 million (2023: $0.7 million). The remaining 17,241 units were granted to a director as annual fees for consulting services to be provided, which were fair valued at $25 thousand.

(3) Of the 7,212,374 units granted during 2024, the Company granted 7,144,347 RSUs, as payment for the 2023 LTIP awards (2023: 8,645,465 RSUs were issued as payment for the 2022 LTIP awards). The remaining 68,027 units were granted to a non-employee director of the Company as an initial grant, as prescribed under the Company's Non-employee Director Compensation Policy.

(4) On April 16, 2024, the Company entered into a new employment agreement with Gerard Barron, the Company's Chief Executive Officer and Chairman (the "Employment Agreement") that replaced and superseded Mr. Barron's existing employment agreement. Under the Employment Agreement, the Company granted Mr. Barron a one-time signing bonus award of market-based restricted stock units (the "Signing RSUs") amounting to 20,000,000 of the Company's common shares. The Signing RSUs will vest upon the common shares achieving the following closing prices per common share, based on the trailing 30-day average price (the "Closing Price"), on or prior to April 16, 2029 (maturity date), subject to Mr. Barron's continued service with the Company on the applicable vesting date: one-third of the Signing RSUs vest on achievement of a Closing Price of $7.50, a further one-third vest on achievement of a Closing Price of $10.00 and the final one-third vest on achievement of a Closing Price of $12.50 (each subject to equitable adjustment for any stock splits, combinations, reclassifications, stock dividends and the like). Pursuant to the Employment Agreement, Mr. Barron has agreed not to sell any of the common shares issuable upon vesting of the Signing RSUs until after the fifth anniversary of entering into the Employment Agreement.

The Company determined the fair value of the options using the Monte-Carlo valuation method. The fair value of each tranche and the derived service period are as follows:

Tranche		Fair Value per RSU	Derived Service Period
Achievement of a Closing Price of $7.50	$	1.07	1.58 years from the grant date
Achievement of a Closing Price of $10	$	1.04	1.87 years from the grant date
Achievement of a Closing Price of $12.50	$	1.00	2.10 years from the grant date

The fair value of the Signing RSUs was estimated using the following assumptions:

		April 16, 2024	
Share price	$	1.72	
Performance period		April 16, 2024 – April 16, 2029	
Volatility		113.83	%
Risk-free rate		4.57	%
Cost of Equity		19.56	%
Dividend yield		0.0	%

The grant date fair value of all RSUs, apart from the Signing RSUs, is equivalent to the closing share price of the Company's common shares on the date of grant. The grant date fair value of the RSUs vesting based on market conditions was determined

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

using the Monte-Carlo valuation method. During the year, a total of $19.5 million was charged to the statement of loss and comprehensive loss as share-based compensation expense for RSUs (2023: $8.6 million) of which share-based compensation expense related to exploration and evaluation activities amounted to $10.7 million (2023 - $4.8 million) and share-based compensation expense related to general and administration matters amounted to $8.8 million (2023 - $3.8 million). As at December 31, 2024, total unrecognized share-based compensation expense for RSUs was $20.5 million (December 31, 2023 - $6.9 million) which is expected to be recognized over 1.24 years. The fair value of shares vested during the year ended December 31, 2024, amounted to $14.1 million (2023 - $8.3 million).

As at December 31, 2024, an aggregate of 128,642 vested RSUs were being processed and due to be converted into common shares.

Employee Stock Purchase Plan

On May 31, 2022, TMC's 2021 Employee Stock Purchase Plan ("ESPP") was approved at the Company's 2022 annual shareholders meeting. As of December 31, 2024, there were a total of 10,988,032 common shares reserved for issuance under the ESPP out of which 10,648,622 common shares remained available for future issuance under the ESPP. These amounts include 3,065,587 shares added to the ESPP in January 2024 pursuant to the ESPP's automatic annual increase provision. Under the ESPP, the number of shares reserved for issuance is subject to an annual increase provision which provides that on the first day of each of the Company's fiscal years starting in 2022, common shares equal to the lesser of (i) 1% percent of the common shares outstanding on the last day of the immediately preceding fiscal year, or (ii) such lesser number of shares as is determined by the board of directors will be added to the ESPP.

Participation in the ESPP is available to all full-time and certain part-time employees, subject to certain conditions. The ESPP comprises offering periods that are twenty-four (24) months in length, which begin on approximately every June 1 and December 1. Each offering period includes four purchase periods of six months each, which begin on approximately every June 1 and December 1, or at such other times designated by the board of directors or its compensation committee. At the exercise date, which is the last business day of each purchase period, the accumulated deductions from participating employees are used to purchase common shares of the Company. Shares are purchased at a price equal to 85% of the lower of either the share price of the Company's common shares on the first business day of the particular offering period or the last business day of the purchase period. The ESPP also has an automatic reset feature wherein, if the share price of the common share on any exercise date is less than the share price of the common share on the first business day of the applicable offering period, then such offering period shall automatically terminate immediately after the purchase of the common shares. In such case, a new offering period shall commence on the first business day following the exercise date.

The ESPP includes the following limitations:

- an employee's contribution is limited to 15% of the employee's annual gross earnings, not exceeding the $25,000 annual limit set under the Internal Revenue Code (IRC) established by the Internal Revenue Service (IRS).

- an employee's purchases in any offering period cannot exceed 15,000 common shares, and

- an employee's purchases are capped, not to exceed 5% of the Company's total outstanding common shares.

During 2024, the Company issued 47,809 common shares (2023: 173,672 common shares) to its employees as part of its ESPP program. A total of $37 thousand was charged to the statement of loss and comprehensive loss as share-based compensation expense for the year ended December 31, 2024, representing the share price purchase discount offered by the Company (2023: $47 thousand). From the amount charged in 2024, $19 thousand was recorded in exploration and evaluation expenses (2023: $26 thousand) and $18 thousand was recorded in general and administrative expenses (2023: $21 thousand).

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

18. Loss per Share

Basic loss per share is computed by dividing the loss by the weighted-average number of common shares of the Company outstanding during the year. Diluted loss per share is computed by giving effect to all common share equivalents of the Company, including outstanding stock options, RSUs, warrants, Special Shares and options to purchase Special Shares, to the extent these are dilutive. Basic and diluted loss per share was the same for each year presented as the inclusion of all common share equivalents would have been anti-dilutive.

Anti-dilutive equivalent common shares were as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Outstanding options to purchase common shares	27,885,450	24,858,162
Outstanding RSUs	34,312,655	12,484,880
Outstanding shares under ESPP	1,882	8,802
Outstanding warrants	38,180,770	28,480,770
Outstanding Special Shares and options to purchase Special Shares	136,239,964	136,239,964
Total anti-dilutive common equivalent shares	**236,620,721**	202,072,578

19. Financial Instruments

Categories of Financial Instruments

	December 31, 2024	December 31, 2023
Financial assets		
Amortized cost		
Cash	$ 3,480	$ 6,842
Taxes and other receivables (Note 6)	249	467
	$ 3,729	$ 7,309
Financial liabilities		
Amortized cost		
Accounts payable and accrued liabilities	$ 42,754	$ 31,334
Short-term debt	11,775	—
Fair value through profit or loss	—	—
Royalty liability	14,000	14,000
Warrants liability	912	1,969
	$ 69,441	$ 47,303

20. Related Party Transactions

One of the Company's subsidiaries has a consulting agreement with SSCS Pte. Ltd. ("SSCS") to manage offshore engineering studies. A director of DGE is employed through SSCS. Consulting services during the year ended December 31, 2024, totaled $75 thousand, (2023: $212 thousand), out of which a total of $53 thousand (2023: $170 thousand), is disclosed as exploration labor within exploration and evaluation expenses (Note 10) and $22 thousand is disclosed as general and administrative expenses (2023: $42 thousand). As at December 31, 2024, the amount payable to SSCS was $nil (December 31, 2023 - $17 thousand).

One of the Company's directors, who was appointed at the Company's annual general meeting held on May 31, 2024, is the Chairman of Stonehaven Campaigns Limited and Robertsbridge Consultants Limited, which provide the Company with consulting

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

services. From May 31, 2024, until December 31, 2024, Stonehaven Campaigns Limited and Robertsbridge Consultants Limited, provided consulting services amounting to $18 thousand and $26 thousand respectively, recorded in general and administrative expenses. As at December 31, 2024, the amount payable to both Stonehaven Campaigns Limited and Robertsbridge Consultants Limited was $nil.

On January 30, 2024, as part of the Registered Direct Offering (Note 13), the Company received the remaining committed funding of $9 million from ERAS Capital LLC, the investment fund of one of the Company's directors.

On March 22, 2024, the Company entered into an Unsecured Credit Facility (the "2024 Credit Facility") with Gerard Barron, the Company's Chief Executive Officer and Chairman, and ERAS Capital LLC, the family fund of one of the Company's directors, (collectively, the "2024 Lenders"), pursuant to which, the Company may borrow from the 2024 Lenders up to $20 million in the aggregate ($10 million from each of the 2024 Lenders), from time to time, subject to certain conditions. All amounts drawn under the 2024 Credit Facility will bear interest at the 6-month Secured Overnight Funding Rate (SOFR), 180-day average plus 4.0% per annum payable in cash semi-annually (or plus 5% if paid-in-kind at maturity, at our election) on the first business day of each of June and January. The Company will pay an underutilization fee equal to 4.0% per annum payable semi-annually for any amounts that remain undrawn under the 2024 Credit Facility. The Company has the right to pre-pay the entire amount outstanding under the 2024 Credit Facility at any time, before the 2024 Credit Facility's maturity of September 22, 2025. The 2024 Credit Facility also contains customary events of default. The 2024 Credit Facility will terminate automatically if the Company or any of its subsidiaries raise at least $50 million in the aggregate (i) through the issuance of any of the Company's or its subsidiaries' debt or equity securities, or (ii) in prepayments under an off-take agreement or similar commercial agreement. On August 13, 2024, the Company entered into the First Amendment to the 2024 Credit Facility with the 2024 Lenders, to increase the borrowing limit of the 2024 Credit Facility to $25 million in the aggregate ($12.5 million from each of the 2024 Lenders). Under the terms of the First Amendment, the borrowing limit will return to $20 million in the aggregate ($10 million from each of the 2024 Lenders) upon certain financing events. On November 14, 2024, the Company entered into the Second Amendment to the 2024 Credit Facility with the 2024 Lenders, to increase the borrowing limit to $38 million in the aggregate ($19 million from each of the 2024 Lenders) and to extend the maturity of the 2024 Credit Facility to December 31, 2025. As per the Second Amendment, the rate of underutilization fee was retroactively increased from March 22, 2024 to 6.5% on any undrawn amounts under the 2024 Credit Facility. On March 26, 2025, the Company entered into the Third Amendment to the 2024 Credit Facility with the 2024 Lenders, to, among other things, increase the borrowing limit to $44 million in the aggregate ($22 million from each of the 2024 Lenders) and extend the maturity of the 2024 Credit Facility to June 30, 2026.

During the year ended December 31, 2024, the Company has drawn $4.3 million from the 2024 Credit Facility and incurred $0.2 million as interest expense. During 2024, the Company incurred $1.1 million, as underutilization fees, which would be payable only in the event the 2024 Credit Facility is not drawn down at the time such fees are payable. During the year, the Company repaid interest amounting to $25 thousand, and underutilization fees amounting to $0.1 million to the 2024 Lenders. On January 31, 2025, the Company repaid the drawn amount and outstanding interest on the 2024 Credit Facility amounting to $1.8 million and $0.1 million, respectively.

Apart from the above-mentioned transactions, the Company had transactions with Allseas which are detailed in Note 8 and issued share-based grants to the Company's directors which are detailed in Note 17.

21. **Commitments and Contingent Liabilities**

NORI Exploration Contract

NORI is currently implementing its approved 2022 to 2026 five-year plan. The cost of the estimated work plan for 2025 onwards is dependent on the ISA's approval of the NORI Area D exploitation application. Should the approval of NORI's exploitation application for NORI Area D be delayed or rejected, NORI intends to revise its estimated future work plan in respect of its NORI Area. Work plans are reviewed annually by the Company, agreed with the ISA and may be subject to change depending on the Company's progress to date. NORI's exploration contract expires on July 21, 2026. NORI is required to submit an application for

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

extension no later than six months before the expiration of the contract. NORI intends to submit an application for a five-year extension in 2025.

TOML Exploration Contract

TOML is currently implementing its approved 2022 to 2026 five-year plan, which included an estimated five-year expenditure of up to $44 million. The five-year estimated expenditure is indicative and subject to change, TOML will review the program regularly and TOML will inform the ISA of any changes through its annual reports.

Offtake Agreements

On May 25, 2012, the Company's wholly-owned subsidiary, DGE, and Glencore International AG ("Glencore") entered into a copper offtake agreement and a nickel offtake agreement. DGE has agreed to deliver to Glencore 50% of the annual quantity of copper and nickel produced at a DGE-owned processing facility from nodules derived from the NORI Area at London Metal Exchange referenced market pricing with allowances for product quality and delivery location. Both the copper and nickel offtake agreements are for the life of the Company's rights to the NORI Area. Either party may terminate the agreement upon a material breach or insolvency of the other party. Glencore may also terminate the agreement by giving twelve months' notice.

Sponsorship Agreements

On July 5, 2017, Nauru, the Nauru Seabed Minerals Authority and NORI entered into a sponsorship agreement formalizing certain obligations of the parties in relation to NORI's exploration and potential exploitation of the NORI Area. Upon reaching the minimum recovery level within the exploitation contract area, NORI will pay Nauru a seabed mineral recovery payment based on the polymetallic nodules recovered from the exploitation contract area. In addition, NORI will pay an administration fee each year to Nauru for such administration and sponsorship, which is subject to review and increase in the event NORI is granted an ISA exploitation contract. NORI has begun discussions with the Government of Nauru to renegotiate the existing sponsorship agreement and has also committed to ensuring NORI pays corporate income tax within Nauru.

On March 8, 2008, Tonga and TOML entered into a sponsorship agreement formalizing certain obligations of the parties in relation to TOML's exploration and potential exploitation of the TOML Area ("TOML Sponsorship Agreement"). Upon reaching the minimum recovery level within the exploitation contract area, TOML has agreed to pay Tonga a seabed mineral recovery payment based on the polymetallic nodules recovered from the exploitation contract area. In addition, TOML has agreed to pay reasonable direct costs incurred by Tonga to administer the obligations of Tonga to the ISA. On September 23, 2021, the Company and Tonga updated the TOML Sponsorship Agreement harmonizing the terms of its engagement with TOML with those held by NORI with Nauru. TOML expects to renegotiate the existing sponsorship agreement with Tonga prior to entering into operations in the TOML area and has committed to paying corporate income tax within Tonga.

Contingent Liability

On October 28, 2021, a shareholder filed a putative class action against the Company, one of the Company's executives and a former director in federal district court for the Eastern District of New York, captioned Caper v. TMC The Metals Company Inc. F/K/A Sustainable Opportunities Acquisition Corp., Gerard Barron and Scott Leonard. The complaint alleges that all defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and Messrs. Barron and Leonard violated Section 20(a) of the Exchange Act, by making false and/or misleading statements and/or failing to disclose information about the Company's operations and prospects during the period from March 4, 2021 and October 5, 2021. On November 15, 2021, a second complaint containing substantially the same allegations was filed, captioned Tran v. TMC the Metals Company, Inc. These cases have been consolidated. On March 6, 2022, a lead plaintiff was selected. An amended complaint was filed on May 12, 2022, reflecting substantially similar allegations, with the Plaintiff seeking to recover compensable damages caused by the alleged wrongdoings. The Company denies any allegations of wrongdoing and filed and served the plaintiff a motion to dismiss on July 12, 2022 and intend to defend against this lawsuit. On July 12, 2023, an oral hearing on the motion to dismiss was held. The parties are

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

currently awaiting a ruling. There is no assurance, however, that the Company or the other defendants will be successful in the Company's defense of this lawsuit or that insurance will be available or adequate to fund any settlement or judgment or the litigation costs of this action. If the motion to dismiss is unsuccessful, there is a possibility that the Company may incur a loss in this matter. Such losses or range of possible losses cannot be reliably estimated. A resolution of this lawsuit adverse to the Company or the other defendants, however, could have a material effect on the Company's financial position and results of operations in the period in which the lawsuit is resolved.

On January 23, 2023, investors in the 2021 private placement from the Business Combination filed a lawsuit against the Company in the Commercial Division of New York Supreme Court, New York County, captioned Atalaya Special Purpose Investment Fund II LP et al. v. Sustainable Opportunities Acquisition Corp. n/k/a TMC The Metals Company Inc., Index No. 650449/2023 (N.Y. Sup. Ct.). The Company filed a motion to dismiss on March 31, 2023, after which the plaintiffs filed an amended complaint on June 5, 2023. The amended complaint alleges that the Company breached the representations and warranties in the plaintiffs' private placement Subscription Agreements and breached the covenant of good faith and fair dealing. The Plaintiffs are seeking to recover compensable damages caused by the alleged wrongdoings. The Company denies any allegations of wrongdoing and filed a motion to dismiss the amended complaint on July 28, 2023. On December 7, 2023, the Court granted the Company's motion to dismiss the claim for breach of the covenant of good faith and fair dealing and denied the Company's motion to dismiss the breach of the Subscription Agreement claim. The Company filed a notice of appeal regarding the Court's denial of our motion to dismiss the breach of the Subscription Agreement claim. The appeal was heard on November 8, 2024. The NY Appellate Division upheld the lower court's ruling in December 2024, moving the case into the discovery phase. There is no assurance that the Company will be successful in our defense of this lawsuit or that insurance will be available or adequate to fund any settlement or judgment or the litigation costs of this action. Such losses or range of possible losses cannot be reliably estimated.

On November 8, 2024, a shareholder filed a putative class action against the Company and certain of its executives in federal district court for the Central District of California, captioned Lin v. TMC The Metals Company Inc., Gerard Barron, and Craig Shesky. The complaint alleges that all defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and Messrs. Barron and Shesky violated Section 20(a) of the Exchange Act, by making false and/or misleading statements and/or failing to disclose information regarding the classification of the non-financial asset received from our partnership with Low Carbon Royalties Inc. and the derecognition of the capitalized exploration contract related to NORI. The alleged misstatements and omissions pertain to the Company's initial classification of this non-financial asst as a gain on disposition (being a sale of future revenue) and subsequent reclassification thereof as a royalty liability (and re-capitalization of the exploration contract) and the restatement of our previously issued financial statements as a result thereof for the three months ended March 31, 2023, the six months ended June 30, 2023 and the nine months ended September 30, 2023 in March 2024. The complaint purports to represent a class of shareholders who acquired the Company's securities between May 12, 2023, and March 25, 2024, and seeks to recover compensable damages caused by the alleged wrongdoings. On February 6, 2025, the Court appointed a lead plaintiff. An amended complaint was filed on March 6, 2025. Pursuant to court-approved scheduling, we are expected to serve a motion to dismiss by April 10, 2025, the lead plaintiff is expected to file an opposition by May 15, 2025, and we are expected to reply by June 5, 2025. The Company intends to defend against the lawsuit. There can be no assurance, however, that the Company will be successful in its defense, or that insurance will be available or adequate to fund any settlement or judgment or the litigation costs of this action. Due to the early stage of this litigation, such losses or range of possible losses cannot be reliably estimated.

22. **Fair Value Accounting**

The following tables set forth the Company's assets and liabilities measured at fair value (Note 3):

| | Fair Value at December 31, 2024 | | | |
	Total	Level 1	Level 2	Level 3
Assets:				
Cash	$ 3,480	$ 3,480	$ —	$ —
Receivables and prepayments	1,851	—	1,851	—
Exploration contracts	42,951	—	—	42,951

153

TMC the metals company Inc.
Notes to Consolidated Financial Statements**(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)**

Right of use asset	**3,814**	**—**	**—**	**3,814**
Equipment	**771**	**—**	**—**	**771**
Software	**1,928**	**—**	**—**	**1,928**
Investment	**8,203**	**—**	**—**	**8,203**
	$ 62,998	**$ 3,480**	**$ 1,851**	**$ 57,667**
Liabilities:				
Accounts payable and accrued liabilities	**$ 42,754**	**$ —**	**$ 42,754**	**$ —**
Short-term debt	**11,775**	**—**	**11,775**	**—**
Deferred tax liability	**10,675**	**—**	**10,675**	**—**
Royalty liability	**14,000**	**—**	**—**	**14,000**
Warrants liability	**912**	**—**	**—**	**912**
	$ 80,116	**$ —**	**$ 65,204**	**$ 14,912**

	Fair Value at December 31, 2023			
	Total	Level 1	Level 2	Level 3
Assets:				
Cash	$ 6,842	$ 6,842	$ —	$ —
Receivables and prepayments	1,978	—	1,978	—
Exploration contracts	43,150	—	—	43,150
Right of use asset	5,721	—	—	5,721
Equipment	1,133	—	—	1,133
Software	1,643	—	—	1,643
Investment	8,429	—	—	8,429
	$ 68,896	$ 6,842	$ 1,978	$ 60,076
Liabilities:				
Accounts payable and accrued liabilities	$ 31,334	$ —	$ 31,334	$ —
Deferred tax liability	10,675	—	10,675	—
Royalty liability	14,000	—	—	14,000
Warrants liability	1,969	—	—	1,969
	$ 57,978	$ —	$ 42,009	$ 15,969

23. Segmented Information

The Company's business consists of only one operating segment, namely exploration of seafloor polymetallic nodules, which includes the development of a metallurgical process to treat such seafloor polymetallic nodules. Details on the geographical segmentation of the Company's long-lived assets based on where each legal entity is domiciled are as follows:

Equipment	December 31, 2024	December 31, 2023
Nauru	**$ 771**	$ 1,128
Tonga	**—**	5
Total	**$ 771**	$ 1,133

Software	December 31, 2024	December 31, 2023
Singapore	**1,928**	1,643
Total	**$ 1,928**	$ 1,643

154

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

24. Income Taxes

Reconciliation of Effective Tax Rate

The Company is subject to Canadian federal and provincial tax for the estimated assessable profit at a rate of 26.72% for the year ended December 31, 2024 (2023: 26.68%). The Company had no assessable profit in Canada for all periods disclosed.

The income tax expense at statutory rates for the Company can be reconciled to the reported loss for the years 2024 and 2023 per the statement of loss and comprehensive loss as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023[1]
Loss for the year, before taxes	$ (81,895)	$ (73,740)
Canadian Federal and Provincial income tax rates	26.72 %	26.68 %
Income tax recovery based on the above rates	$ (21,882)	$ (19,674)
Permanent differences	2,502	1,556
Effect of differences in future and foreign tax rates	14,424	14,038
Valuation allowance changes affecting the provision of income taxes	5,004	4,121
Total income taxes	$ 48	$ 41

[1] Comparative amounts for the year ended December 31, 2023 are restated based on actual tax returns filed.

The Company currently has no uncertain tax positions and is therefore not reflecting any adjustments.

Components of the Company's deferred income tax assets (liabilities) are as follows:

	December 31, 2024	December 31, 2023
Deferred Tax Assets		
Non-capital losses	$ 24,270	$ 21,195
Investments	111	384
Equipment	227	260
Share issuance costs	1,804	496
Total deferred income tax assets	$ 26,412	$ 22,335
Valuation allowance	(26,412)	(22,335)
Deferred tax asset recognized	$ —	$ —
Deferred Tax Liability		
Difference between the book value and the tax basis of the TOML exploration contract (Note 10)	$ (10,675)	$ (10,675)
Deferred tax liability recognized	$ (10,675)	$ (10,675)

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

Deductible temporary differences, unused tax losses and unused tax credits are as follows:

		December 31, 2024		December 31, 2023	Expiry Date Range
Non-capital losses	$	100,995	$	89,333	See below
Investments	$	829	$	2,856	Not applicable
Equipment	$	841	$	962	Not applicable
Share issuance costs	$	3,649	$	1,860	2025-2028
Restricted interest and financing expenses	$	3,102	$	—	Not applicable

As at December 31, 2024, the Company had non-capital loss carry-forwards of $101.0 million that may be used to offset future taxable income.

These losses, if not utilized, will expire as follows:

		Canada		Singapore		United States		Tonga
2035	$	—	$	—	$	2	$	—
2041		3,183		—		—		—
2042		12,599		—		1		—
2043		11,324		—		3		—
2044		10,778		—		179		—
No expiry		—		20,361		—		42,566
Loss carry-forwards	$	**37,884**	$	**20,361**	$	**185**	$	**42,566**

The Company files income tax returns in Canada, the United States, Singapore and Tonga, and is subject to examination in these jurisdictions for all years since the Company's inception in 2011. As at December 31, 2024, all tax years are subject to examination by the tax authorities and no tax authority audits are currently underway. Fiscal years outside the normal statute of limitation remain open to audit by tax authorities due to tax attributes generated in those early years which have been carried forward and may be audited in subsequent years when utilized. The timing of the resolution, settlement and closure of any income tax audits is highly uncertain, and the Company is unable to estimate the full range of possible adjustments to the balance of gross unrecognized tax benefits. It is possible that the balance of gross unrecognized tax benefits could significantly change in the next twelve months. As at December 31, 2024, the 2024 tax year filings for the Company and its subsidiaries (where applicable) remain unfiled and have not been assessed by the relative tax authorities.

25. Subsequent Events

On March 24, 2025, we entered into a Letter Agreement (the "Letter Agreement") with Allseas Investments and Argentum Cedit Virtuti GCV, pursuant to which the repayment date under our Working Capital Loan agreement with Allseas Investments dated September 9, 2024 was extended to September 30, 2025.

Additionally, under the Letter Agreement, we and Argentum Cedit Virtuti GCV agreed to cancel the unsecured credit facility established in 2023 with no outstanding amounts remaining, other than our obligation to pay the underutilization fee thereunder.

On March 27, 2025, the Company announced that it initiated a process with the U.S. National Oceanic and Atmospheric Administration and the U.S. Department of Commerce under the U.S. Deep Seabed Hard Mineral Resources Act to consider a U.S.-based regulatory pathway for the commercial production of deep-sea polymetallic nodules in the CCZ.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation and considering the previously reported material weakness as described below, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2024.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

As of December 31, 2024, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting, were not effective, as a result of the material weakness discussed below.

As previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2023 (the "2023 Annual Report on Form 10-K"), management identified a material weakness in the operating effectiveness of our internal control over the accounting for significant, non-routine transactions that resulted from the inadequate and untimely involvement of stakeholders and technical advisors with an appropriate level of expertise to account for significant, non-routine transactions. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

This material weakness resulted in errors in the financial statements and related disclosures in our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2023, and for the six months ended June 30, 2023 and nine months ended September 30, 2023. See Note 23 to the audited consolidated financial statements for the year ended December 31, 2023, included in our 2023 Annual Report on Form 10-K for more information about these errors and our revisions to these previously issued financial statements.

In order to remediate this material weakness, during 2024, we developed a policy to assist with the identification of significant, non-routine transactions and to define the processes to follow in addressing the accounting and reporting requirements of these transactions. In addition, we rolled out training on processes and controls related to significant, non-routine transactions and identifying circumstances under which we use technical advisors in connection with evaluating such transactions. During the fourth quarter of the year ended December 31, 2024, we identified a significant, non-routine transaction that occurred and we applied the processes as required under the new policy. Although management believes the new policy, processes and training worked effectively for this significant, non-routine transaction, the new internal control over significant, non-routine transactions needs to be in operation and tested for sufficient instances to be considered effective and, therefore, these changes can only be deemed effective once they have been in place over a longer time period and applied in additional instances.

We will continue to review the effectiveness of our newly implemented controls and make improvements as warranted. This is no assurance, however, that these control modifications will ultimately have the intended effects.

Notwithstanding the material weakness, management has concluded that our audited financial statements included in this Annual Report on Form 10-K are fairly stated in all material respects in accordance with U.S. GAAP for each of the periods presented therein.

Changes in Internal Control over Financial Reporting

Except as noted above, there were no changes in our internal control over financial reporting identified in connection with the evaluation of such internal control that occurred during the fourth quarter of the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. The inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B.   OTHER INFORMATION

Extension of Credit Facility with ERAS Capital LLC and Gerard Barron

On March 26, 2025, we entered into the Third Amendment to increase the borrowing limit to $44 million in the aggregate ($22 million from each of the 2024 Lenders) and to extend the maturity of the 2024 Credit Facility to June 30, 2026. The Third Amendment also provides that the 2024 Lenders may extend the term of the 2024 Credit Facility by up to two additional one-year periods (until June 30, 2028 at the latest) and that the 2024 Lenders may terminate the 2024 Credit Facility upon certain company financings. The foregoing description of the Third Amendment does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the Third Amendment attached as Exhibit 10.45 to this Annual Report and incorporated herein by reference.

Extension of Allseas Working Capital Loan Agreement and Termination of Allseas 2023 Credit Facility

On March 24, 2025, we entered into a Letter Agreement (the "Letter Agreement") with Allseas Investments SA ("Allseas Investments") and Argentum Cedit Virtuti GCV, pursuant to which the repayment date under our working capital loan agreement with Allseas Investments dated September 9, 2024 was extended to September 30, 2025.

Additionally, under the Letter Agreement, we and Argentum Cedit Virtuti GCV agreed to cancel the unsecured credit facility established in 2023 with no outstanding amounts remaining, other than our obligation to pay the underutilization fee thereunder.

The foregoing description of the Letter Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the Letter Agreement attached as Exhibit 10.41 to this Annual Report and incorporated herein by reference.

Rule 10b5-1 Trading Arrangements

During the fiscal quarter ended December 31, 2024, none of our directors or officers (as defined in Section 16 of the Securities Exchange Act of 1934, as amended) adopted, modified or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement," as defined in Item 408(a) of Regulation S-K.

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.


PART III


Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The response to this item is incorporated by reference from the discussion responsive thereto under the captions "Management and Corporate Governance," "Code of Business Conduct and Ethics" and "Delinquent Section 16(a) Reports", if applicable, in our Proxy Statement for the 2025 annual meeting of shareholders (the "Proxy Statement") to be filed with the SEC within 120 days of the fiscal year ended December 31, 2024 and any other applicable sections of the Proxy Statement.

Item 11. EXECUTIVE COMPENSATION

The response to this item is incorporated by reference from the discussion responsive thereto under the caption "Executive Officer and Director Compensation" in the Proxy Statement and any other applicable sections of the Proxy Statement.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The response to this item is incorporated by reference from the discussion responsive thereto under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement and any other applicable sections of the Proxy Statement.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The response to this item is incorporated by reference from the discussion responsive thereto under the captions "Certain Relationships and Related Person Transactions" and "Management and Corporate Governance" in the Proxy Statement and any other applicable sections of the Proxy Statement.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The response to this item is incorporated by reference from the discussion responsive thereto under the caption "Proposal No. 3 - Appointment of the Independent Registered Public Accounting Firm" in the Proxy Statement and any other applicable sections of the Proxy Statement.

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1) **Financial Statements.**

See "Index to Financial Statements and Financial Statement Schedules" under Part II, Item 8 to this Annual Report.

(2) **Financial Statement Schedules.**

Financial Statement schedules have not been included because they are not applicable or the information is included in the financial statements or notes thereto.

(3) **Exhibits.**

Exhibit Number	Exhibit Description	Filed with this Report	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File/Reg. Number
2.1††	Business Combination Agreement, dated as of March 4, 2021, by and among Sustainable Opportunities Acquisition Corp., 1291924 B.C. Unlimited Liability Company and DeepGreen Metals Inc.		Form 8-K (Exhibit 2.1)	3/4/2021	001-39281
3.1	Notice of Articles of TMC the metals company Inc.		Form 8-K (Exhibit 3.1)	9/15/2021	001-39281
3.2	Articles of TMC the metals company Inc.		Form 8-K (Exhibit 3.2)	9/15/2021	001-39281
4.1	Description of Securities	X			
4.2	TMC the metals company Inc. Common Share Certificate		Form 8-K (Exhibit 4.1)	9/15/2021	001-39281
4.3	Warrant Agreement, dated as of May 8, 2020, between Continental Stock Transfer & Trust Company and Sustainable Opportunities Acquisition Corp.		Form S-1 (Exhibit 4.2)	10/7/2021	333-260126
4.4	Form of Class A Warrant to Purchase Common Stock		Form 8-K (Exhibit 4.1)	8/14/2023	001-39281
4.5	Form of Class B Warrant to Purchase Common Stock		Form 8-K (Exhibit 4.1)	11/15/2024	001-39281
10.1†	Strategic Alliance Agreement, dated as of March 29, 2019, by and between DeepGreen Metals Inc. and Allseas Group S.A.		Form S-4 (Exhibit 10.7)	4/8/2021	333-255118

10.2†	Third Amendment to Pilot Mining Test Agreement and First Amendment to Strategic Alliance Agreement, dated as of March 4, 2021, by and between DeepGreen Metals Inc. and Allseas Group S.A.		Form S-4 (Exhibit 10.9)	4/8/2021	333-255118
10.3	Fourth Amendment to Pilot Mining Test Agreement and Second Amendment to Strategic Alliance Agreement, dated as of June 30, 2021, by and between DeepGreen Metals Inc. and Allseas Group S.A.		Form S-4/A (Exhibit 10.23)	7/14/2021	333-255118
10.4	Fifth Amendment to Pilot Mining Test Agreement and Third Amendment to Strategic Alliance Agreement, effective as of February 8, 2023, by and among DeepGreen Engineering Pte Ltd, DeepGreen Metals Inc., TMC the metals company Inc. and Allseas Group S.A.		Form 8-K (Exhibit 10.1)	2/17/2023	001-39281
10.5	Exclusive Vessel Use Agreement, dated August 1, 2023, by and between TMC the metals company Inc. and Allseas Group S.A.		Form 8-K (Exhibit 10.1)	8/1/2023	001-39281
10.6†	Sponsorship Agreement, dated as of March 8, 2008, by and between the Kingdom of Tonga and Tonga Offshore Mining Limited		Form S-4 (Exhibit 10.13)	4/8/2021	333-255118
10.7†	Sponsorship Agreement, dated as of September 23, 2021, by and between the Kingdom of Tonga and Tonga Offshore Mining Limited		Form S-1 (Exhibit 10.13)	10/7/2021	333-260126
10.8†	Sponsorship Agreement, dated as of June 5, 2017, by and among the Republic of Nauru, the Nauru Seabed Minerals Authority, and Nauru Ocean Resources Inc.		Form S-4 (Exhibit 10.14)	4/8/2021	333-255118
10.9	Certificate of the Sponsorship signed by the Government of Nauru on April 11, 2011		Form S-4/A (Exhibit 10.24)	7/29/2021	333-255118
10.10	ISA Contract for Exploration (Republic of Nauru) dated as of July 22, 2011		Form S-4 (Exhibit 10.15)	4/8/2021	333-255118
10.11	ISA Contract for Exploration (Kingdom of Tonga) dated as of January 11, 2012		Form S-4 (Exhibit 10.16)	4/8/2021	333-255118
10.12+	Form of Indemnity Agreement		Form 8-K (Exhibit 10.18)	9/15/2021	001-39281
10.13+	Nonemployee Director Compensation Policy		Form 8-K (Exhibit 10.19)	9/15/2021	001-39281
10.14+	Employment Agreement, dated April 16, 2024, by and between DeepGreen Metals UAE and Gerard Barron		Form 8-K (Exhibit 10.1)	4/18/2024	001-39281
10.15+	Amended and Restated Employment Agreement, dated November 11, 2022, by and between TMC the metals company Inc. and Erika Ilves		Form 10-K/A (Exhibit 10.16)	4/18/2024	001-39281
10.16+	Amended and Restated Employment Agreement, dated May 8, 2022, by and between The Metals Company Australia Pty. Ltd. and Anthony O'Sullivan		Form 10-Q (Exhibit 10.3)	5/9/2022	001-39281
10.17+	Amended and Restated Employment Agreement, dated May 6, 2022, by and between DeepGreen Resources, LLC and Craig Shesky		Form 10-Q (Exhibit 10.2)	5/9/2022	001-39281
10.18	Services Agreement, dated April 9, 2024 by and between TMC the metals company Inc. and Steve Jurvetson		Form 8-K (Exhibit 10.1)	4/11/2024	001-39281

10.19.1+	TMC the metals company Inc. 2021 Incentive Equity Plan		Form 10-Q (Exhibit 10.3)	8/14/2024	001-39281
10.19.2+	Form of Stock Option Agreement under TMC the metals company Inc. 2021 Incentive Equity Plan		Form 8-K (Exhibit 10.23.2)	9/15/2021	001-39281
10.19.3+	Form of Restricted Stock Unit Agreement under TMC the metals company Inc. 2021 Incentive Equity Plan		Form 8-K (Exhibit 10.23.3)	9/15/2021	001-39281
10.20.1+	DeepGreen Metals Inc. Stock Option Plan and Form of Stock Option Agreement thereunder		Form S-4/A (Exhibit 10.20)	5/27/2021	333-255118
10.20.2+	Amendment to DeepGreen Metals Inc. Stock Option Plan		Form S-4/A (Exhibit 10.21)	5/27/2021	333-255118
10.21+	TMC the metals company Inc. 2021 Employee Stock Purchase Plan		Form S-8 (Exhibit 99.1)	5/31/2022	333-265318
10.22	Amended and Restated Registration Rights Agreement, by and between Sustainable Opportunities Acquisition Corp., Sustainable Opportunities Holdings LLC, the parties listed under Sponsor Group Holders on the signature page(s) thereto and the parties listed under DeepGreen Holders on the signature page(s) thereto		Form S-4/A (Exhibit 10.5 – Annex H)	8/5/2021	333-255118
10.23	Form of Subscription Agreement for institutional investors, by and between Sustainable Opportunities Acquisition Corp. and the subscriber parties thereto		Form S-4/A (Exhibit 10.1 – Annex E-1)	8/5/2021	333-255118
10.24	Form of Subscription Agreement for accredited investors, by and between Sustainable Opportunities Acquisition Corp. and the subscriber parties thereto		Form S-4/A (Exhibit 10.2 – Annex E-2)	8/5/2021	333-255118
10.25	Form of Securities Purchase Agreement, dated August 12, 2022, by and among the Company and the Purchasers named therein		Form 8-K (Exhibit 10.1)	8/15/2022	001-39281
10.26	Securities Purchase Agreement, dated August 12, 2022, by and among the Company and Gerard Barron		Form 8-K (Exhibit 10.2)	8/15/2022	001-39281
10.27	Securities Purchase Agreement, dated August 12, 2022, by and among the Company and ERAS Capital LLC		Form 8-K (Exhibit 10.3)	8/15/2022	001-39281
10.28	Form of Securities Purchase Agreement, dated August 14, 2023		Form 8-K (Exhibit 10.1)	8/14/2023	001-39281
10.29	Form of Securities Purchase Agreement, dated November 14, 2024		Form 8-K (Exhibit 10.1)	11/15/2024	001-39281
10.30	Form of First Amendment to Securities Purchase Agreement, dated November 26, 2024		Form 8-K (Exhibit 10.1)	11/26/2024	001-39281
10.31	At-The-Market Equity Distribution Agreement, dated December 22, 2022, by and among TMC the metals company Inc., Stifel, Nicolaus & Company, Incorporated and Wedbush Securities Inc.		Form 8-K (Exhibit 10.1)	12/22/2022	001-39281
10.32	Amendment No. 1 to At-The-Market Distribution Agreement, dated as of December 21, 2023, by and among TMC the metals company Inc., Stifel, Nicolaus & Company, Incorporated and Wedbush Securities Inc.		Form 8-K (Exhibit 10.1)	12/21/2023	001-39281
10.33†	Royalty Agreement, dated February 21, 2023 by and among TMC the metals company Inc., Nauru Ocean Resources Inc. and Low Carbon Royalties Inc.		Form 8-K (Exhibit 10.1)	2/22/2023	001-39281

10.34†	Investor Rights Agreement dated February 21, 2023 by and among TMC the metals company Inc., Brian Paes-Braga and Low Carbon Royalties Inc.		Form 8-K (Exhibit 10.2)	2/22/2023	001-39281
10.35†	Unsecured Credit Facility, dated March 22, 2023, by and between TMC the metals company Inc. and Argentum Cedit Virtuti GCV		Form 10-K (Exhibit 10.31)	3/27/2023	001-39281
10.36	Amendment to the Unsecured Credit Facility, dated July 31, 2023, by and between TMC the metals company Inc. and Argentum Cedit Virtuti GCV		Form 8-K (Exhibit 10.2)	8/1/2023	001-39281
10.37	Second Amendment to the Unsecured Credit Facility, dated March 22, 2024, by and between TMC the metals company Inc. and Argentum Cedit Virtuti GCV		Form 10-K (Exhibit 10.33)	3/25/2024	001-39281
10.38†	Third Amendment to the Unsecured Credit Facility, dated August 16, 2024, by and between TMC the metals company Inc. Argentum Cedit Virtuti GCV		Form 8-K (Exhibit 10.1)	8/16/2024	001-39281
10.39†	Working Capital Loan Agreement, dated September 9, 2024, by and between TMC the metals company Inc. and Allseas Investments SA		Form 8-K (Exhibit 10.1)	9/12/2024	001-39281
10.40†	First Amendment to the Working Capital Loan Agreement, dated October 18, 2024, by and between the Company and Allseas Investments SA		Form 8-K (Exhibit 10.1)	10/24/2024	001-39281
10.41	Letter Agreement, dated March 24, 2025, by and among the Company, Allseas Investments SA and Argentum Cedit Virtuti GCV	X			
10.42†	Unsecured Credit Facility, dated March 22, 2024, by and among TMC the metals company Inc., Gerard Barron and ERAS Capital LLC		Form 10-K (Exhibit 10.34)	3/25/2024	001-39281
10.43†	First Amendment to the Unsecured Credit Facility, dated August 13, 2024, by and between TMC the metals company Inc. and Gerard Barron and ERAS Capital LLC		Form 10-Q (Exhibit 10.5)	8/14/2024	001-39281
10.44	Second Amendment to the Unsecured Credit Facility, dated November 14, 2024, by and between TMC the metals company Inc. and Gerard Barron and ERAS Capital LLC	X			
10.45	Third Amendment to the Unsecured Credit Facility, dated March 26, 2025, by and between TMC the metals company Inc. and Gerard Barron and ERAS Capital LLC	X			
19††	Insider Trading Policy	X			
21.1	List of Subsidiaries	X			
23.1	Consent of Ernst & Young LLP	X			
31.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
32*	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X			

96.1	Technical Report Summary — Initial Assessment of the NORI Property, Clarion Clipperton Zone, for Deep Green Metals Inc., effective as of March 17, 2021, by AMC Consultants Pty Ltd and other qualified persons		Form S-4/A (Exhibit 96.1)	8/5/2021	333-255118
96.2	Technical Report Summary — TOML Mineral Resource, Clarion Clipperton Zone, Pacific Ocean, for Deep Green Metals Inc., effective as of March 26, 2021, by AMC Consultants Pty Ltd and other qualified persons		Form S-4/A (Exhibit 96.2)	8/5/2021	333-255118
97+	TMC the metals company Inc. Clawback Policy		Form 10-K (Exhibit 97.1)	3/25/2024	001-39281
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)	X			
101.SCH	Inline XBRL Taxonomy Extension Schema Document	X			
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	X			
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	X			
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	X			
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	X			
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)	X			

†   Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets ("[***]") because the identified confidential portions (i) are not material and (ii) is the type of information that the Company treats as private or confidential.

†† Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

+   Management contract or compensatory plan or arrangement.

*   The certifications attached as Exhibit 32 that accompany this Annual Report are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of TMC the metals company Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of such Form 10-K), irrespective of any general incorporation language contained in such filing.

Item 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

TMC THE METALS COMPANY INC.

Date: March 27, 2025   By: /s/ Gerard Barron
                                                                        Gerard Barron
                                                                        Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated below and on the dates indicated.

Signatures	Title	Date
By: /s/ Gerard Barron Gerard Barron	Chief Executive Officer and Chairman (Principal Executive Officer) and Director	March 27, 2025
By: /s/ Craig Shesky Craig Shesky	Chief Financial Officer (Principal Financial and Accounting Officer)	March 27, 2025
By: /s/ Andrew Greig Andrew Greig	Director	March 27, 2025
By: /s/ Andrew Hall Andrew Hall	Director	March 27, 2025
By: /s/ Steve Jurvetson Steve Jurvetson	Director	March 27, 2025
By: /s/ Sheila Khama Sheila Khama	Director	March 27, 2025
By: /s/ Andrei Karkar Andrei Karkar	Director	March 27, 2025
By: /s/ Amelia Kinahoi Siamomua Amelia Kinahoi Siamomua	Director	March 27, 2025
By: /s/ Christian Madsbjerg Christian Madsbjerg	Director	March 27, 2025
By: /s/ Brendan May Brendan May	Director	March 27, 2025

Forward-Looking Statements.

The Letter to Shareholders and summary information contained at the beginning of this annual report contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that relate to future events, the Company's future operations or financial performance, or the Company's plans, strategies and prospects. These statements involve risks, uncertainties and assumptions and are based on the current estimates and assumptions of the management of the Company as of the date of this annual report and are subject to uncertainty and changes. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, among others, those set forth under the heading "Risk Factors" contained in the enclosed Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission on March 27, 2025, as well as any updates to those risk factors filed from time to time in our periodic and current reports.

All information in the Letter to Shareholders and summary information contained at the beginning of this annual report is as of the date of this annual report, and the Company undertakes no duty to update this information unless required by law.

All information in the enclosed Annual Report on Form 10-K for the year ended December 31, 2024 is as of the date of filing the Annual Report on Form 10-K with the Securities and Exchange Commission on March 27, 2025 or as otherwise set forth therein, and the Company undertakes no duty to update the information unless required by law.

"We", "us", "our", "TMC", "The Metals Company" and the "Company" when used in the Letter to Shareholders and summary information contained at the beginning of this annual report refer to TMC the metals company Inc. and its subsidiaries.

Corporate Information

Board of Directors

Gerard Barron, Chairman
Chief Executive Officer of TMC the metals company Inc.

Andrew Greig, Lead Independent Director
Founder and Senior Director of Innovation Pty Ltd

Stephen Jurvetson, Vice Chairman
Co-founder of Future Ventures

Andrew Hall
Managing Director of Saxjo Limited

Andrei Karkar
Chief Executive Officer of ERAS Capital LLC

Sheila Khama
Independent Consultant with SK Consulting Pty, Ltd

Christian Madsbjerg
Professor of Applied Humanities at The New School for Social Research and director and senior partner of ReD Associates

Amelia Kinahoi Siamomua
Independent Consultant on gender and social inclusion for the Government of Nauru

Brendan May
Chairman and Founder of Robertsbridge

Executive Officers

Gerard Barron
Chief Executive Officer and Chairman

Craig Shesky
Chief Financial Officer

Anthony O'Sullivan
Chief Development Officer

Erika Ilves
Chief Strategy Officer

Registered Office
TMC the metals company Inc.
1111 West Hastings Street, 15th Floor
Vancouver BC V6E 2J3

Internet Website
www.metals.co

Legal Counsel
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston, Massachusetts

Canadian Legal Counsel
Fasken Martineau DuMoulin LLP
Vancouver, British Columbia

Independent Registered Public Accounting Firm
Ernst & Young LLP
Vancouver, Canada

Share and Public Warrant Listing
Our common shares and public warrants are traded on the Nasdaq Global Select Market under the symbol TMC and TMCWW, respectively.
On April 16, 2025, the closing price of our common shares was $2.79. per share and of our public warrants was $0.5550.

Investor Information
You may obtain a copy of any of the exhibits to our Annual Report on Form 10-K free of charge. These documents are available on our website at www.metals.co or by contacting our Investor Relations department at investors@metals.co. Requests for information about TMC the metals company Inc. should be directed to our Investor Relations department.

2025 Annual and Special Meeting
Our 2025 Annual and Special Meeting of Shareholders will be held on Thursday, May 29, 2025, at 10:00 a.m. EDT, via live webcast available at the following URL: https://www.cstproxy.com/metals/2025

Transfer Agent and Registrar
Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004-1561
For shareholders: (800) 509-5586

the metals company

metals.co